As filed with the Securities and Exchange Commission on November 7, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REGENCY ENERGY PARTNERS LP

(Exact Name of Registrant as Specified in its Charter)

Delaware	1311	16-1731691
(State or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

(214) 750-1771

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas E. Long

Regency GP LLC

2001 Bryan Street

Suite 3700

Dallas, Texas 75201

(214) 750-1771

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Neel Lemon Joshua Davidson M. Breen Haire Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 (214) 953-6500	Bruce D. Davis, Jr. PVR GP, LLC Three Radnor Corporate Center 100 Matsonford Road Suite 301 Radnor, Pennsylvania 19087 (610) 975-2900	Michael Swidler Mike Rosenwasser Vinson & Elkins L.L.P. 666 Fifth Avenue 26th Floor New York, NY 10103 (212) 237-0000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TItle of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registrtion Fee
Common Units representing limited partner interests	140,051,160(1)	N/A	$3,431,253,399(2)	$441,945.44(3)

(1)	Represents the maximum number of Regency common units estimated to be issuable upon the completion of the merger described herein.
(2)	The proposed maximum aggregate offering price of the Regency common units was calculated based upon the market value of PVR common units (the securities to be cancelled in the merger) in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: the product of (i) $24.99, the average of the high and low prices per PVR common unit as reported on the New York Stock Exchange on November 5, 2013 and (ii) 137,305,058, the estimated maximum number of PVR common units that may be exchanged for the merger consideration, including units reserved for issuance (on a net exercise basis, as applicable) under outstanding PVR equity awards.
(3)	Calculated by multiplying the proposed maximum aggregate offering price by 0.0001288.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Regency Energy Partners LP may not issue the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2013

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

[            ],[             ]

Dear Unitholder:

On October 9, 2013, PVR Partners, L.P., which is referred to as PVR, and Regency Energy Partners LP, which is referred to as Regency, entered into a merger agreement, as amended, pursuant to which PVR will merge with and into Regency, with Regency continuing as the surviving entity. The board of directors of PVR GP, LLC, which is referred to as PVR GP, the general partner of PVR, has determined that the merger and the merger agreement are advisable and in the best interests of PVR and its unitholders, and has unanimously approved the merger agreement and the merger.

Under the terms of the merger agreement, holders of PVR common units and Class B units will receive 1.020 common units of Regency for each PVR unit held. In addition, PVR unitholders will receive a one-time cash payment at the closing of the merger estimated to be approximately $40 million in the aggregate. The consideration to be received by PVR unitholders is valued at $28.68 per common unit based on Regency’s closing price as of October 9, 2013, representing a 25.7% premium to the closing price of PVR’s common units of $22.81 on October 9, 2013, and a 24.8% premium to the volume weighted average closing price of PVR’s common units for the 10 trading days ending October 9, 2013.

Immediately following completion of the merger, it is expected that PVR unitholders will own approximately [            ]% of the outstanding common units of Regency, based on the number of common units of Regency outstanding, on a fully diluted basis, as of [            ]. The common units of PVR are traded on the New York Stock Exchange under the symbol “PVR,” and the common units of Regency are traded on the New York Stock Exchange under the symbol “RGP.”

We are holding a special meeting of unitholders on [            ] at [            ] a.m., local time, at [            ], to obtain your vote to adopt the merger agreement and the transactions contemplated thereby. Your vote is very important, regardless of the number of units you own. The merger cannot be completed unless the holders of at least a majority of the outstanding PVR common units and PVR Class B units, voting together as a single class, vote for the adoption of the merger agreement and the transactions contemplated thereby at the special meeting.

The board of directors of PVR GP recommends that PVR unitholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, “FOR” the adjournment of the PVR special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the PVR special meeting and “FOR” the related compensation proposal.

On behalf of the board of directors of PVR GP, I invite you to attend the special meeting. Whether or not you expect to attend the PVR special meeting in person, we urge you to submit your proxy as promptly as possible through one of the delivery methods described in the accompanying proxy statement/prospectus.

In addition, we urge you to read carefully the accompanying proxy statement/prospectus (and the documents incorporated by reference into the accompanying proxy statement/prospectus), which includes important information about the merger agreement, the proposed merger, PVR, Regency and the special meeting. Please pay particular attention to the section titled “Risk Factors” beginning on page 29 of the accompanying proxy statement/prospectus.

On behalf of PVR GP’s board of directors, thank you for your continued support.

Sincerely,

William H. Shea, Jr.

President and Chief Executive Officer of PVR GP, LLC, the

general partner of PVR Partners, L.P.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [            ],[            ] and is first being mailed to the unitholders of PVR on or about [            ],[            ].

Three Radnor Corporate Center, Suite 301

100 Matsonford Road

Radnor, Pennsylvania 19087

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

To the Unitholders of PVR Partners, L.P.:

Notice is hereby given that a special meeting of unitholders of PVR Partners, L.P., which is referred to as PVR, a Delaware limited partnership, will be held on [                ], at [                ] a.m., local time, at [                ], solely for the following purposes:

•	Proposal 1: to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of October 9, 2013 (as it may be amended from time to time), which is referred to as the merger agreement, by and among PVR, PVR GP, LLC, the general partner of PVR (or PVR GP), Regency Energy Partners LP (or Regency), Regency GP LP and the general partner of Regency (or Regency GP), a copy of which agreement and an amendment thereto are attached as Annexes A-1 and A-2 to the proxy statement/prospectus accompanying this notice, and the transactions contemplated thereby;

•	Proposal 2: to consider and vote on a proposal to approve the adjournment of the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

•	Proposal 3: to consider and vote on a proposal to approve, on an advisory (non-binding) basis, the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger.

These items of business, including the merger agreement and the proposed merger, are described in detail in the accompanying proxy statement/prospectus. PVR GP’s board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of PVR and its unitholders and recommends that PVR unitholders vote “FOR” the proposal to adopt the merger agreement and the transactions contemplated thereby, “FOR” the adjournment of the PVR special meeting if necessary to solicit additional proxies in favor of such adoption and “FOR” the related compensation proposal.

Only unitholders of record as of the close of business on [                ],[                ] are entitled to notice of the PVR special meeting and to vote at the PVR special meeting or at any adjournment or postponement thereof. A list of unitholders entitled to vote at the special meeting will be available in our offices located at Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087, during regular business hours for a period of ten days before the special meeting, and at the place of the special meeting during the meeting.

Adoption of the merger agreement and the transactions contemplated thereby by the PVR unitholders is a condition to the consummation of the merger and requires the affirmative vote of holders of at least a majority of the outstanding PVR common units and PVR Class B units, voting together as a single class. Therefore, your vote is very important. Your failure to vote your units will have the same effect as a vote “AGAINST” the adoption of the merger agreement and the transactions contemplated thereby.

By order of the board of directors,

Bruce D. Davis, Jr.

Executive Vice President, General Counsel and

Secretary

Radnor, Pennsylvania

[                ],[                 ]

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE PVR SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE, (2) VIA THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE PREPAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the PVR special meeting. If your common units are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished to you by such record holder.

We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the adjournment vote, the advisory (non-binding) vote on the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger, the special meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your PVR units, please contact PVR’s proxy solicitor:

[Name]

[Address]

Unitholders, call toll-free: [                ]

Banks and brokers, call collect: [                ]

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Regency and PVR from other documents filed with the Securities and Exchange Commission, referred to as the SEC, that are not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information.”

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers.

Regency Energy Partners LP Investor Relations 2001 Bryan Street, Suite 3700 Dallas, Texas 75201 (214) 750-1771	PVR Partners, L.P. Investor Relations Three Radnor Corporate Center 100 Matsonford Road, Suite 301 Radnor, Pennsylvania 19087 (610) 975-8200

To receive timely delivery of the requested documents in advance of the PVR special meeting, you should make your request no later than [                ], [                ].

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Regency (File No. 333-[                ]), constitutes a prospectus of Regency under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the Regency common units to be issued pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, with respect to the special meeting of PVR unitholders, at which PVR unitholders will be asked to consider and vote on, among other matters, a proposal to adopt the merger agreement and the transactions contemplated thereby.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [                ],[                ]. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to PVR unitholders nor the issuance by Regency of its common units pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Regency contained in this proxy statement/prospectus or incorporated by reference has been provided by Regency, and the information concerning PVR contained in this proxy statement/prospectus or incorporated by reference has been provided by PVR.

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ii

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QUESTIONS AND ANSWERS

Set forth below are questions that you, as a unitholder of PVR, may have regarding the merger, the adjournment proposal, the related compensation proposal and the PVR special meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety, including the merger agreement and an amendment thereto, which are attached as Annexes A-1 and A-2 to this proxy statement/prospectus, and the documents incorporated by reference into this proxy statement/prospectus, because this section may not provide all of the information that is important to you with respect to the merger and the special meeting. You may obtain a list of the documents incorporated by reference into this proxy statement/prospectus in the section titled “Where You Can Find More Information.”

Q:	Why am I receiving this proxy statement/prospectus?

A:	Regency and PVR have agreed to a merger, pursuant to which PVR will merge with and into Regency. Regency will continue its existence as the surviving entity, the separate existence of PVR will cease, and PVR will cease to be a publicly held limited partnership. In order to complete the merger, PVR unitholders must vote to adopt the Agreement and Plan of Merger, dated as of October 9, 2013, among PVR, PVR GP, Regency and Regency GP, which agreement, as amended by an amendment thereto dated as of November 7, 2013 and as may be further amended from time to time, is referred to as the merger agreement, and the transactions contemplated thereby. PVR is holding a special meeting of unitholders to obtain such unitholder approval. PVR unitholders will also be asked to approve, on an advisory (non-binding) basis, the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger.

In the merger, Regency will issue Regency common units as the consideration to be paid to holders of PVR common units and Class B units. This document is being delivered to you as both a proxy statement of PVR and a prospectus of Regency in connection with the merger. It is the proxy statement by which the PVR GP board of directors is soliciting proxies from you to vote on the adoption of the merger agreement and the transactions contemplated thereby at the special meeting or at any adjournment or postponement of the special meeting. It is also the prospectus by which Regency will issue Regency common units to you in the merger.

Q:	What will happen in the merger?

A:	In the merger, PVR will merge with and into Regency. Regency will be the surviving limited partnership in the merger. The separate existence of PVR will cease following completion of the merger.

Q:	What will I receive in the merger?

A:	If the merger is completed, your PVR common units and Class B units will be cancelled and converted automatically into the right to receive (i) a number of Regency common units, which is referred to as the unit consideration, equal to 1.020 multiplied by the number of your PVR common units or Class B units and (ii) an amount of cash, which is referred to as the cash consideration and, together with the unit consideration, as the merger consideration, equal to the difference (if positive) between (x) PVR’s annualized quarterly distribution immediately prior to the effective time of the merger and (y) 1.020 times Regency’s annualized quarterly distribution prior to the effective time. This one-time cash payment is estimated to equal approximately $40 million in the aggregate. PVR unitholders will receive cash for any fractional Regency common units that they would otherwise receive in the merger.

Based on the closing price for Regency common units on the New York Stock Exchange, which is referred to as the NYSE, on October 9, 2013, the last trading day before the public announcement of the merger agreement, and the last quarterly distributions declared by each of PVR and Regency prior to that date, the merger consideration represented approximately $28.68 in value for each PVR unit. Based on the closing price of $[                ] for Regency common units on the NYSE on [                ], the most recent practicable trading day prior to the date of this proxy statement/prospectus, and the last quarterly distributions declared by each of PVR and Regency prior to that date, the merger consideration represented approximately $[                ] in value for each PVR common unit. The market price of Regency common units will fluctuate prior to the merger, and the market price of Regency common units when received by PVR unitholders after the merger is completed could be greater or less than the current market price of Regency common units. See “Risk Factors” beginning on page 29 of this proxy statement/prospectus.

Q:	What will happen to my PVR phantom units, restricted units and deferred common units in the merger?

A:	If the merger is completed, each outstanding PVR phantom unit, restricted unit and deferred common unit will be converted into the right to receive the merger consideration. PVR equity award holders will receive cash for any fractional Regency common units that they would otherwise receive in the merger. In the case of performance-based phantom units, except as otherwise expressly provided in the original grant terms of a particular award, performance will be deemed to be attained at target. See “The Merger Agreement—Treatment of Equity Awards” beginning on page 100 of this proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by PVR unitholders or if the merger is not completed for any other reason, you will not receive any form of consideration for your PVR units in connection with the merger. Instead, PVR will remain an independent publicly traded limited partnership and its common units will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, PVR may be required to pay all of the reasonably documented out-of-pocket expenses incurred by Regency and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $20.0 million, or pay Regency a termination fee of $134.5 million, less any expenses previously paid by PVR to Regency, as described under “The Merger Agreement—Expenses” and “—Termination Fee” beginning on page 103 of this proxy statement/prospectus.

Q:	Will I continue to receive future distributions?

A:	Before completion of the merger, PVR expects to continue to pay its regular quarterly cash distribution on its common units, which currently is $0.55 per PVR common unit. However, PVR and Regency will coordinate the timing of distribution declarations leading up to the merger so that, in any quarter, a holder of PVR common units will either receive distributions in respect of its PVR common units and Class B units or distributions in respect of Regency common units that such holder will receive in the merger (but will not receive distributions in respect of both in any quarter). Receipt of the regular quarterly distribution will not reduce the merger consideration you receive. After completion of the merger, you will be entitled only to distributions on any Regency common units you receive in the merger and hold through the applicable distribution record date. While Regency provides no assurances as to the level or payment of any future distributions on its common units, and Regency determines the amount of its distributions each quarter, for the quarter ended September 30, 2013, Regency has declared a cash distribution of $0.47 per Regency common unit, payable on November 14, 2013 to holders of record as of the close of business on November 4, 2013.

Q:	What am I being asked to vote on?

A:	PVR’s unitholders are being asked to vote on the following proposals:

•	Proposal 1: to adopt the merger agreement and an amendment thereto, copies of which are attached as Annexes A-1 and A-2 to this proxy statement/prospectus, and the transactions contemplated thereby;

•	Proposal 2: to approve the adjournment of the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

•	Proposal 3: to approve, on an advisory (non-binding) basis, the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger.

The approval of the proposal to adopt the merger agreement and the transactions contemplated thereby by PVR unitholders is a condition to the obligations of PVR and Regency to complete the merger. Neither the approval of the proposal to adjourn the PVR special meeting, if necessary, nor the approval of the related compensation proposal is a condition to the obligations of PVR or Regency to complete the merger.

Q:	Does the board of directors of PVR’s general partner recommend that unitholders adopt the merger agreement and the transactions contemplated thereby?

A:	Yes. The board of directors of PVR GP, the general partner of PVR, has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that these transactions are advisable and in the best interests of the PVR unitholders. Therefore, the board of directors of PVR GP unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and the transactions contemplated thereby at the special meeting. See “Proposal 1: The Merger—Recommendation of PVR GP’s Board of Directors and Its Reasons for the Merger” beginning on page 51 of this proxy statement/prospectus. In considering the recommendation of the board of directors of PVR GP with respect to the merger agreement and the transactions contemplated thereby, including the merger, you should be aware that directors and executive officers of PVR are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, your interests as a unitholder of PVR. You should consider these interests in voting on this proposal. These different interests are described under “Proposal 1: The Merger—Interests of Directors and Executive Officers of PVR in the Merger” beginning on page 85 of this proxy statement/prospectus.

Q:	Does PVR GP’s board of directors recommend that unitholders approve the adjournment of the PVR special meeting, if necessary?

A:	Yes. PVR GP’s board of directors unanimously recommends that you vote “FOR” the proposal to adjourn the PVR special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the PVR special meeting. See “Proposal 2: Adjournment of the PVR Special Meeting” beginning on page 172 of this proxy statement/prospectus.

Q:	What are the related compensation payments and why am I being asked to vote on them?

A:	The SEC has adopted rules that require PVR to seek an advisory (non-binding) vote on the related compensation payments. The related compensation payments are certain compensation payments that are tied to or based on the merger and that will be paid by PVR to its named executive officers in connection with the merger. This proposal is referred to as the related compensation proposal.

Q:	Does PVR GP’s board of directors recommend that unitholders approve the related compensation proposal?

A:	Yes. The PVR GP board of directors unanimously recommends that you vote “FOR” the proposal to approve the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger. See “Proposal 3: Advisory Vote on Related Compensation” beginning on page 172 of this proxy statement/prospectus.

Q:	What happens if the related compensation proposal is not approved?

A:

Approval of the related compensation proposal is not a condition to completion of the merger. The vote is an advisory vote and is not binding. If the merger is completed, PVR will pay the related compensation to its named executive officers in connection with the merger even if PVR unitholders fail to approve the related compensation proposal.

Q:	What unitholder vote is required for the approval of each proposal?

A:	The following are the vote requirements for the proposals:

•	Proposal 1: Adoption of the Merger Agreement. The affirmative vote of holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class. Accordingly, abstentions and unvoted units will have the same effect as votes “AGAINST” adoption.

•	Proposal 2: Adjournment of the PVR Special Meeting (if necessary). If a quorum is present at the meeting, the affirmative vote of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class; provided that, if a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding PVR common units and Class B units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class, will be required to approve the proposal. Accordingly, abstentions and unvoted units will have the same effect as votes “AGAINST” the proposal.

•	Proposal 3: Approval of Related Compensation. The affirmative vote of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class. Accordingly, abstentions and unvoted units will have the same effect as votes “AGAINST” the proposal.

Q:	What constitutes a quorum for the special meeting?

A:	At least a majority of the outstanding PVR common units and Class B units, voting together as a single class, must be represented in person or by proxy at the meeting in order to constitute a quorum.

Q:	When is this proxy statement/prospectus being mailed?

A:	This proxy statement/prospectus and the proxy card are first being sent to PVR unitholders on or about [ ].

Q:	Who is entitled to vote at the special meeting?

A:	Holders of each of PVR’s common units outstanding and Class B units outstanding (as each is defined in PVR’s agreement of limited partnership) as of the close of business on [ ], the record date, are entitled to one vote per unit at the special meeting.

As of the record date, there were [                ] common units outstanding and [                ] Class B units outstanding, all of which are entitled to vote at the special meeting.

Q:	When and where is the special meeting?

A:	The special meeting will be held at [ ], on [ ], at [ ] a.m., local time.

Q:	How do I vote my units at the special meeting?

A:	There are four ways you may cast your vote. You may vote:

•	In Person. If you are a unitholder of record, you may vote in person at the special meeting. Units held by a broker, bank or other nominee may be voted in person by you only if you obtain a legal proxy from the record holder (which is your broker, bank or other nominee) giving you the right to vote the units;

•	Via the Internet. You may vote electronically via the Internet by accessing the Internet address provided on each proxy card (if you are a unitholder of record) or vote instruction card (if your units are held by a broker, bank or other nominee);

•	By Telephone. You may vote by using the toll-free telephone number listed on the enclosed proxy card (if you are a unitholder of record) or vote instruction card (if your units are held by a broker, bank or other nominee); or

•	By Mail. You may vote by filling out, signing and dating the enclosed proxy card (if you are a unitholder of record) or vote instruction card (if your units are held by a broker, bank or other nominee) and returning it by mail in the prepaid envelope provided.

Even if you plan to attend the special meeting in person, your plans may change, thus you are encouraged to submit your proxy as described above so that your vote will be counted if you later decide not to attend the special meeting.

If your units are held by a broker, bank or other nominee, also known as holding units in “street name,” you should receive instructions from the broker, bank or other nominee that you must follow in order to have your units voted. Please review such instructions to determine whether you will be able to vote via Internet or by telephone. The deadline for voting by telephone or electronically through the Internet is 11:59 p.m. Eastern Time, [                ],[                ] (the “Telephone/Internet deadline”).

Q:	If my units are held in “street name” by my broker, will my broker automatically vote my units for me?

A:	No. If your units are held in an account at a broker or through another nominee, you must instruct the broker or other nominee on how to vote your units by following the instructions that the broker or other nominee provides to you with these materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, your units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. In these cases, the broker can register your units as being present at the special meeting for purposes of determining a quorum, but will not be able to vote on those matters for which specific authorization is required. Under the current rules of the NYSE, brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement and the transactions contemplated thereby. A broker non-vote will have the same effect as a vote “AGAINST” adoption of the merger agreement and the transactions contemplated thereby, the adjournment proposal and the related compensation proposal.

Q:	How will my units be represented at the special meeting?

A:	If you submit your proxy by telephone, the Internet website or by signing and returning your proxy card, the officers named in your proxy card will vote your units in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your units, your proxy will be voted as PVR GP’s board of directors recommends, which is:

•	Proposal 1: “FOR” the adoption of the merger agreement and the transactions contemplated thereby;

•	Proposal 2: “FOR” the approval of the adjournment of the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

•	Proposal 3: “FOR” the approval, on an advisory (non-binding) basis, of the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger.

Q:	Who may attend the special meeting?

A:	PVR unitholders (or their authorized representatives) and PVR’s invited guests may attend the special meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance.

Q:	Is my vote important?

A:	Yes, your vote is very important. If you do not submit a proxy or vote in person at the special meeting, it will be more difficult for PVR to obtain the necessary quorum to hold the special meeting. In addition, an abstention or your failure to submit a proxy or to vote in person will have the same effect as a vote “AGAINST” the adoption of the merger agreement and the transactions contemplated thereby. If you hold your units through a broker or other nominee, your broker or other nominee will not be able to cast a vote on such adoption without instructions from you. PVR GP’s board of directors recommends that you vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby.

Q:	Can I revoke my proxy or change my voting instructions?

A:	Yes. If you are a unitholder of record, you may revoke or change your vote at any time before the Telephone/Internet deadline or before the polls close at the special meeting by:

•	sending a written notice, no later than the Telephone/Internet deadline, to PVR at Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087, Attn: Corporate Secretary, that bears a date later than the date of the proxy and is received prior to the special meeting and states that you revoke your proxy;

•	submitting a valid, later-dated proxy by mail, telephone or Internet that is received prior to the special meeting; or

•	attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your PVR units through a broker or other nominee, you must follow the directions you receive from your broker or other nominee in order to revoke your proxy or change your voting instructions.

Q:	What happens if I sell my units after the record date but before the special meeting?

A:	The record date for the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your PVR units after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by PVR’s unitholders in the merger. In order to receive the merger consideration, you must hold your units through completion of the merger.

Q:	What does it mean if I receive more than one proxy card or vote instruction card?

A:	Your receipt of more than one proxy card or vote instruction card means that you have multiple accounts with PVR’s transfer agent or with a brokerage firm, bank or other nominee. If voting by mail, please sign and return all proxy cards or vote instruction cards to ensure that all of your units are voted. Each proxy card or vote instruction card represents a distinct number of units and it is the only means by which those particular units may be voted by proxy.

Q:	Am I entitled to appraisal rights if I vote against the adoption of the merger agreement?

A:	No. Appraisal rights are not available in connection with the merger under the Delaware Revised Uniform Limited Partnership Act, which is referred to as the Delaware LP Act, or under the PVR partnership agreement.

Q:	Is completion of the merger subject to any conditions?

A:	Yes. In addition to the adoption of the merger agreement by PVR unitholders, completion of the merger requires the receipt of the necessary governmental clearances and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement.

Q:	When do you expect to complete the merger?

A:	PVR and Regency are working towards completing the merger promptly. PVR and Regency currently expect to complete the merger in the first quarter of 2014, subject to receipt of PVR’s unitholder approval, regulatory approvals and clearances and other usual and customary closing conditions. However, no assurance can be given as to when, or if, the merger will occur.

Q:	What are the expected U.S. federal income tax consequences to a PVR unitholder as a result of the transactions contemplated by the merger agreement?

A:	It is anticipated that no gain or loss will be recognized by a PVR unitholder solely as a result of the merger, other than gain that may result from either (i) any net decrease in a PVR unitholder’s share of partnership liabilities pursuant to Section 752 of the Internal Revenue Code of 1986, as amended (the “Code”), or (ii) the receipt of cash in the merger.

Please read “Risk Factors—Risk Factors Relating to the Merger” and “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to PVR Unitholders.”

Q:	Under what circumstances could the merger result in a PVR unitholder recognizing taxable income or gain?

A:	For U.S. federal income tax purposes, PVR will be deemed to contribute all of its assets to Regency in exchange for Regency common units, cash, and the assumption of PVR’s liabilities, followed by a liquidation of PVR in which Regency common units and cash are distributed to PVR unitholders. The deemed receipt of cash by PVR in the merger could trigger gain to PVR, and any such gain would be allocated to the PVR unitholders pursuant to the PVR partnership agreement. PVR does not currently expect that it will recognize gain as a result of the deemed receipt of cash in the merger. In addition, as a result of the merger, PVR unitholders who receive Regency common units will become limited partners of Regency for U.S. federal income tax purposes and will be allocated a share of Regency’s nonrecourse liabilities. Each PVR unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such PVR unitholder’s share of nonrecourse liabilities of PVR immediately before the merger over such common unitholder’s share of nonrecourse liabilities of Regency immediately following the merger. If the amount of cash actually received plus any deemed cash distribution received by a PVR unitholder exceeds the common unitholder’s basis in his PVR units, such common unitholder will recognize gain in an amount equal to such excess. While there can be no assurance, Regency and PVR expect that most PVR unitholders will not recognize gain in this manner. The amount and effect of any gain that may be recognized by PVR unitholders will depend on the PVR unitholder’s particular situation, including the ability of the PVR unitholder to utilize any suspended passive losses. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to PVR,” “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to PVR Unitholders” and “Risk Factors Relating to the Merger.”

Q:	What are the expected U.S. federal income tax consequences for a PVR unitholder of the ownership of Regency common units after the merger is completed?

A:

Each PVR unitholder who becomes a Regency unitholder as a result of the merger will, as is the case for existing Regency common unitholders, be allocated such unitholder’s distributive share of Regency’s income, gains, losses, deductions and credits. In addition to U.S. federal income taxes, such a holder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which Regency conducts business or owns property or in which the unitholder is resident. Please read “Material U.S. Federal Income Tax Consequences of Regency Common Unit Ownership.”

Q:	Assuming the merger closes before December 31, 2014, how many Schedule K-1s will I receive if I am a PVR unitholder?

A:	You will receive two Schedule K-1s, one from PVR, which will describe your share of PVR’s income, gain, loss and deduction for the portion of the tax year that you held PVR units prior to the effective time of the merger, and one from Regency, which will describe your share of Regency’s income, gain, loss and deduction for the portion of the tax year you held Regency common units following the effective time of the merger.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. Then, please vote your PVR units in accordance with the instructions described above.

If you hold units through a broker or other nominee, please instruct your broker or nominee to vote your units by following the instructions that the broker or nominee provides to you with these materials.

Q:	Should I send in my unit certificates now?

A:	No. PVR unitholders should not send in their unit certificates at this time. After completion of the merger, Regency’s exchange agent will send you a letter of transmittal and instructions for exchanging your PVR common units for the merger consideration. Unless you specifically request to receive Regency unit certificates, the Regency common units you receive in the merger will be issued in book-entry form.

Q:	Whom should I call with questions?

A:	PVR unitholders should call [ ], PVR’s proxy solicitor, toll-free at [ ] (banks and brokers call collect at [ ]) with any questions about the merger or the special meeting, or to obtain additional copies of this proxy statement/prospectus, proxy cards or voting instruction forms.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the PVR special meeting. See “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties (See page 47)

Regency Energy Partners LP, which is referred to as Regency, is a Delaware limited partnership with common units traded on the NYSE under the symbol “RGP.” Regency is a growth-oriented limited partnership engaged in the gathering and processing, compression, treating and transportation of natural gas and the transportation, fractionation and storage of natural gas liquids, which are referred to as NGLs. Regency GP LP, a Delaware limited partnership, which is referred to as Regency GP, is Regency’s general partner.

PVR Partners, L.P., which is referred to as PVR, is a Delaware limited partnership with common units traded on the NYSE under the symbol “PVR.” PVR is principally engaged in the gathering and processing of natural gas and the management of coal and natural resource properties in the United States. PVR’s assets are primarily located in Pennsylvania, Texas, Oklahoma and West Virginia. PVR GP, LLC, a Delaware limited liability company, which is referred to as PVR GP, is PVR’s general partner.

The Merger (See page 54)

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of PVR with and into Regency. Regency will survive the merger, and the separate limited partnership existence of PVR will cease.

Merger Consideration (See page 99)

The merger agreement provides that, at the effective time of the merger, which is referred to as the effective time, each PVR common unit and Class B unit issued and outstanding or deemed issued and outstanding as of immediately prior to the effective time will be converted into the right to receive (i) 1.020 Regency common units and (ii) an amount of cash equal to the difference (if positive) between (x) the PVR annualized distribution and (y) the Regency adjusted annualized distribution. The PVR annualized distribution is the product of four times the amount of the quarterly cash distribution most recently declared by PVR prior to the closing of the merger. The Regency adjusted annualized distribution is the product of four times the amount of the quarterly cash distribution most recently declared by Regency prior to the closing of the merger, multiplied by the exchange ratio of 1.020. This one-time cash payment is estimated to equal approximately $40 million in the aggregate. Any PVR securities that are owned by PVR or Regency or any of their respective subsidiaries immediately prior to the effective time will be cancelled without any conversion or payment of consideration in respect thereof.

Treatment of Equity Awards (See page 100)

Phantom Units. Except as otherwise expressly provided in the original grant terms of a particular award, each phantom PVR common unit that was granted under a PVR equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such phantom PVR common unit, will at the effective time vest in full (in the case of performance-based phantom PVR common units, based on achievement of target level of performance), the restrictions with respect thereto will lapse, and each PVR common unit deemed to be issued in settlement thereof will be deemed issued and outstanding as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any then-accumulated distribution equivalents payable pursuant to distribution equivalent rights with respect to each phantom PVR common unit that vests in accordance with the merger agreement will at the effective time and without any action on the part of any holder thereof vest in full and become immediately payable in cash.

Restricted Units. Each restricted PVR common unit that was granted under a PVR equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such restricted PVR common unit, will at the effective time vest in full and the restrictions with respect thereto will lapse, and each restricted PVR common unit will be treated as an issued and outstanding PVR common unit as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

Deferred Common Units. Restrictions with respect to each deferred PVR common unit that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such deferred PVR common unit, will at the effective time lapse, and each deferred PVR common unit will be treated as an issued and outstanding PVR common unit as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

PVR Special Unitholder Meeting; Unitholders Entitled to Vote; Vote Required (See page 49)

Meeting. The special meeting will be held on [            ], at [            ] a.m., local time, at [            ]. At the special meeting, PVR unitholders will be asked to vote on the following proposals:

•	Proposal 1: to adopt the merger agreement and the transactions contemplated thereby;

•	Proposal 2: to approve the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

•	Proposal 3: to approve, on an advisory (non-binding) basis, the related compensation payments that will be paid by PVR to William H. Shea, Jr., President and Chief Executive Officer of PVR GP, Robert B. Wallace, Executive Vice President and Chief Financial Officer of PVR GP, Keith D. Horton, Executive Vice President and Chief Operating Officer—Coal of PVR GP, Ronald K. Page, Former Executive Vice President and Chief Operating Officer—Midstream, Midcontinent of PVR GP, and Bruce D. Davis, Jr., Executive Vice President and General Counsel of PVR GP (together referred to as PVR’s named executive officers), in connection with the merger.

Record Date. Only PVR unitholders of record at the close of business on [            ] will be entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date of [            ], there were [            ] PVR common units and [            ] Class B units outstanding and entitled to vote at the meeting. Each holder of PVR common units and Class B units is entitled to one vote for each unit owned as of the record date.

Required Vote. To adopt the merger agreement and the transactions contemplated thereby, holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, must vote in favor of such adoption. PVR cannot complete the merger unless its unitholders adopt the merger agreement and the transactions contemplated thereby. Because approval is based on the affirmative vote of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, a PVR unitholder’s failure to vote, an abstention from voting or the failure of a PVR unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” adoption of the merger agreement.

To approve the adjournment of the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting and if a quorum is present at the meeting, holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, must vote in favor of the proposal; provided that, if a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding PVR common units and Class B units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class, is required to approve the proposal. Because approval of this proposal is based on the affirmative vote of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, a PVR unitholder’s failure to vote, an abstention from voting or the failure of a PVR unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” approval of this proposal.

To approve, on an advisory (non-binding) basis, the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger, holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, must vote in favor of the proposal. Because approval of this proposal is based on the affirmative vote of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, a PVR unitholder’s failure to vote, an abstention from voting or the failure of a PVR unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” approval of this proposal.

Unit Ownership of and Voting by PVR’s Directors and Executive Officers. At the close of business on the record date for the special meeting, PVR’s directors and executive officers and their affiliates beneficially owned and had the right to vote [            ] PVR common units at the special meeting, which represents approximately [            ]% of the PVR units entitled to vote at the special meeting. It is expected that PVR’s directors and executive officers will vote their units “FOR” the adoption of the merger agreement and the transactions contemplated thereby, although none of them has entered into any agreement requiring them to do so.

Recommendation of PVR GP’s Board of Directors and Its Reasons for the Merger (See page 66)

The board of directors of PVR GP recommends that PVR unitholders vote “FOR” adoption of the merger agreement and the transactions contemplated thereby.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, PVR GP’s board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see “Proposal 1: The Merger—Recommendation of PVR GP’s Board of Directors and Its Reasons for the Merger.”

Opinion of the Financial Advisor to the Board of Directors of PVR GP (See page 68)

On October 9, 2013, Evercore Group L.L.C. delivered its oral opinion to the board of directors of PVR GP, which opinion was subsequently confirmed by delivery of a written opinion dated October 9, 2013, to the effect that, as of such date and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the merger consideration of (i) an amount of cash equal to the difference (if positive) between (x) PVR’s annualized quarterly distribution prior to the effective time and (y) 1.020 times Regency’s annualized quarterly distribution prior to the effective time, and (ii) 1.020 Regency common units to be transferred as consideration in respect of each PVR common unit was fair, from a financial point of view, to the holders of the PVR common units (other than affiliates of PVR).

Evercore’s opinion was addressed to, and provided solely for the information and benefit of, the board of directors of PVR GP (in its capacity as such), in connection with its evaluation of the merger and addresses only the fairness, from a financial point of view, of the merger consideration to the holders of the outstanding PVR common units (other than affiliates of PVR). Evercore’s opinion should not be construed as creating any fiduciary duty on Evercore’s part to any party, did not address any other aspect of the merger and was not intended to be, and did not constitute a recommendation to the board of directors of PVR GP or to any other persons in respect of the merger, including as to how any holder of PVR common units or Class B units should vote or act in respect of the merger. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to PVR, nor does it address the underlying business decision of PVR to engage in the merger. The summary of the Evercore opinion set forth herein is qualified in its entirety by reference to the full text of the opinion included as Annex B.

Regency Unitholder Approval is Not Required (See page 91)

Regency unitholders are not required to adopt the merger agreement or approve the merger or the issuance of Regency common units in connection with the merger.

Directors and Executive Officers of Regency After the Merger (See page 91)

Regency GP has direct responsibility for conducting Regency’s business and for managing its operations. Because Regency GP is a limited partnership, its general partner, Regency GP LLC, is ultimately responsible for the business and operations of Regency GP and conducts its business and operations. Thus, the board of directors and officers of Regency GP LLC make decisions on Regency’s behalf. The directors and executive officers of Regency GP LLC immediately prior to the merger will continue as the directors and executive officers of Regency GP LLC after the merger. In this proxy statement/prospectus, each of Regency GP LP and Regency GP LLC are sometimes referred to as Regency GP.

Ownership of Regency After the Merger (See page 91)

Regency will issue approximately 140 million Regency common units to former PVR unitholders pursuant to the merger. Immediately following the completion of the merger, Regency expects to have at least 352 million common units outstanding. PVR unitholders are therefore expected to hold no more than 40% of the aggregate number of Regency common units outstanding immediately after the merger. Holders of Regency common units are not entitled to elect the directors of Regency GP LLC (unlike holders of PVR units) and have only limited voting rights on matters affecting Regency’s business. Consequently, PVR unitholders, as a general matter, will have less influence over the management and policies of Regency than they currently exercise over the management and policies of PVR.

Interests of Directors and Executive Officers of PVR in the Merger (See page 67)

PVR’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of PVR unitholders generally. The members of the PVR board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to PVR’s unitholders that the merger agreement be adopted.

These interests include:

•

PVR’s directors and executive officers are participants in the PVR GP Sixth Amended and Restated Long-Term Incentive Plan (the PVR LTIP). Each phantom PVR common unit that was granted under the PVR LTIP and is outstanding immediately prior to the closing of the merger will vest in full (in the case of performance-based phantom PVR common units, based on achievement of target level of performance) and the restrictions with respect to such phantom PVR common units will lapse, and each PVR common unit deemed to be issued in settlement thereof will be deemed issued and outstanding as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration. In addition, any then-accumulated distribution equivalent payable pursuant to distribution equivalent rights with respect to each phantom PVR common unit that vests in connection with the merger will vest in full and become immediately payable in cash. Similarly, each award of restricted PVR common units and deferred PVR common units that is outstanding immediately prior to the effective time will vest in full in the case of restricted PVR common units and the restrictions with respect to each type of award will lapse, and each restricted PVR common unit or deferred PVR common unit will be treated as an issued and outstanding common unit and will be converted into the right to receive the merger consideration.

•	Pursuant to separate employment agreements with PVR GP, PVR’s named executive officers are entitled to severance payments and benefits in the event of certain qualifying terminations of employment in connection with or following the merger.

•	Under the merger agreement, in the event that the merger closes in 2013, each participant (including each of the executive officers) in PVR GP’s Annual Incentive Plan (or the Annual Incentive Plan) will be entitled to a prorated 2013 annual incentive payment based on the previously established target bonus set for the individual for the 2013 year and the number of days that have elapsed during the 2013 year, which amount is payable upon the earlier to occur of March 1, 2014 and the date which is 30 days after the closing of the merger.

•	PVR’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

•	E. Bartow Jones and Andrew W. Ward, members of the PVR board of directors, are also Managing Directors of Riverstone Holdings LLC, which is referred to as Riverstone. Mr. Ward is also a partner at Riverstone. In connection with the merger, immediately prior to the effective time of the merger (i) 23,779,883 PVR Class B units held by Riverstone and outstanding as of the date of the merger and (ii) any PVR Class B units issued as part of a distribution in kind after the date of the merger agreement and held by Riverstone as of the effective time will be converted into PVR common units on a one-for-one basis and thereby become entitled to receive the merger consideration per PVR common unit.

•	Prior to the effective time, Regency and its affiliates may initiate negotiations of agreements, arrangements and understandings with certain of PVR’s executive officers regarding compensation and benefits and may enter into definitive agreements regarding employment with, or the right to participate in the equity of, Regency or its affiliates, in each case on a going-forward basis following completion of the merger.

Risks Relating to the Merger and Ownership of Regency Common Units (See page 29)

PVR unitholders should consider carefully all the risk factors together with all of the other information included or incorporated by reference in this proxy statement/prospectus before deciding how to vote. Risks relating to the merger and ownership of Regency common units are described in the section titled “Risk Factors.” Some of these risks include, but are not limited to, those described below:

•	Because the exchange ratio is fixed and because the market price of Regency common units will fluctuate prior to the consummation of the merger, PVR unitholders cannot be sure of the market value of the Regency common units they will receive as merger consideration relative to the value of the PVR common units they exchange.

•	Regency and PVR may be unable to obtain the regulatory clearances required to complete the merger or, in order to do so, Regency and PVR may be required to comply with restrictions or satisfy conditions.

•	The merger agreement contains provisions that limit PVR’s ability to pursue alternatives to the merger, could discourage a potential competing acquirer of PVR from making a favorable alternative transaction proposal and, in specified circumstances, could require PVR to reimburse up to $20.0 million of Regency’s out-of-pocket expenses and pay a termination fee to Regency of $134.5 million, less any previous expense reimbursements by PVR.

•	Directors and executive officers of PVR have certain interests that are different from those of PVR unitholders generally.

•	PVR unitholders will have a reduced ownership and voting interest in the combined organization after the merger and will exercise less influence over management.

•	Regency common units to be received by PVR unitholders as a result of the merger have different rights from PVR common units.

•	No ruling has been requested with respect to the U.S. federal income tax consequences of the merger.

•	The intended U.S. federal income tax consequences of the merger are dependent upon Regency and PVR being treated as partnerships for U.S. federal income tax purposes.

•	PVR common unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.

•	Regency GP is owned by Energy Transfer Equity, L.P., which also owns Southern Union Company and the general partner of Energy Transfer Partners, L.P. and Sunoco Logistics Partners L.P. This may result in conflicts of interest.

•	Regency common unitholders have limited voting rights and are not entitled to elect Regency GP or the directors of its general partner.

•	Regency’s tax treatment depends on its status as a partnership for federal income tax purposes, as well as its not being subject to a material amount of entity-level taxation by individual states or local entities. If the IRS treats Regency as a corporation or Regency becomes subject to a material amount of entity-level taxation for state or local tax purposes, it would substantially reduce the amount of cash available for payment for distributions on Regency’s common units.

Material U.S. Federal Income Tax Consequences of the Merger (See page 117)

Tax matters associated with the merger are complicated. The U.S. federal income tax consequences of the merger to a PVR unitholder will depend, in part, on such common unitholder’s own personal tax situation. The tax discussions contained herein focus on the U.S. federal income tax consequences generally applicable to individuals who are residents or citizens of the United States that hold their PVR units as capital assets, and these discussions have only limited application to other unitholders, including those subject to special tax treatment. PVR unitholders are urged to consult their tax advisors for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger that will be applicable to them.

In connection with the merger, PVR expects to receive an opinion from Vinson & Elkins L.L.P. to the effect that (i) except to the extent the cash consideration and any cash received in lieu of fractional Regency common units causes the transaction to be treated as a disguised sale described in Section 707(a)(2)(B) of the Code, PVR will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); (ii) except to the extent the cash consideration and any cash received in lieu of fractional Regency common units causes the transaction to be treated as a disguised sale described in Section 707(a)(2)(B) of the Code, holders of PVR units will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); provided that such opinion shall not extend to any holder who acquired PVR units from PVR in exchange for property other than cash; and (iii) at least 90% of the gross income of PVR for the most recent four complete calendar quarters ending before the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

In connection with the merger, Regency expects to receive an opinion from Baker Botts L.L.P. to the effect that (i) Regency will not recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), (ii) no gain or loss will be recognized by holders of Regency common units as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (iii) at least 90% of the combined gross income of each of Regency and PVR for the most recent four complete calendar quarters ending before the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

Opinions of counsel, however, are subject to certain limitations and are not binding on the Internal Revenue Service (“IRS”) and no assurance can be given that the IRS would not successfully assert a contrary position regarding the merger and the opinions of counsel. In addition, such opinions will be based upon certain factual assumptions and representations made by the officers of Regency, Regency GP and PVR and any of their respective affiliates. Please read “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [    ] for a more complete discussion of the U.S. federal income tax consequences of the merger.

Accounting Treatment of the Merger (See page 90)

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations, Regency will account for the merger as an acquisition of a business.

Listing of Regency Common Units; Delisting and Deregistration of PVR Common Units (See page 91)

Regency common units are currently listed on the NYSE under the ticker symbol “RGP.” It is a condition to closing that the common units to be issued in the merger to PVR unitholders be approved for listing on the NYSE, subject to official notice of issuance.

PVR common units are currently listed on the NYSE under the ticker symbol “PVR.” If the merger is completed, PVR common units will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

No Appraisal Rights (See page 90)

Appraisal rights are not available in connection with the merger under the Delaware LP Act or under the PVR partnership agreement.

Conditions to Completion of the Merger (See page 94)

Regency and PVR currently expect to complete the merger in the first quarter of 2014, subject to receipt of required PVR unitholder and regulatory approvals and clearances and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

As more fully described in this proxy statement/prospectus, each party’s obligation to complete the transactions contemplated by the merger agreement depends on a number of customary closing conditions being satisfied or, where legally permissible, waived, including the following:

•	the merger agreement and the transactions contemplated thereby must have been approved by the affirmative vote or consent of the holders of at least a majority of the outstanding PVR common units and Class B units as of the record date, voting together as a single class;

•	the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, must have been terminated or expired;

•	no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining, preventing or prohibiting the consummation of the transactions contemplated by the merger agreement or making the consummation of such transactions illegal;

•	the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to any stop order or proceedings initiated or threatened by the SEC; and

•	the Regency common units to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance.

The obligations of Regency to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of PVR in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Merger Agreement—Conditions to Consummation of the Merger;”

•	PVR and PVR GP having performed, in all material respects, all obligations required to be performed by them under the merger agreement;

•	the receipt of an officer’s certificate executed by an executive officer of PVR certifying that the two preceding conditions have been satisfied;

•	Regency must have received from Baker Botts L.L.P., tax counsel to Regency, a written opinion regarding certain U.S. federal income tax matters, as described under “The Merger Agreement—Conditions to Consummation of the Merger;” and

•	the conversion of the 10,346,257 special units of PVR outstanding as of the date of the merger agreement into an aggregate of 10,346,257 PVR common units prior to the effective time, which conversion occurred on November 7, 2013.

The obligation of PVR to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Regency in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Merger Agreement—Conditions to Consummation of the Merger;”

•	Regency and Regency GP having performed, in all material respects, all obligations required to be performed by them under the merger agreement;

•	the receipt of an officer’s certificate executed by an executive officer of Regency certifying that the two preceding conditions have been satisfied; and

•	PVR must have received from Vinson & Elkins L.L.P., tax counsel to PVR, a written opinion regarding certain U.S. federal income tax matters, as described under “The Merger Agreement—Conditions to Consummation of the Merger.”

Regulatory Approvals and Clearances Required for the Merger (See page 90)

Consummation of the merger is subject to the expiration or termination of any applicable waiting period under the HSR Act. On October 30, 2013, Regency and PVR filed Notification and Report Forms with the Antitrust Division of the Department of Justice, which is referred to as the Antitrust Division, and the Federal Trade Commission, which is referred to as the FTC. See “Proposal 1: The Merger—Regulatory Approvals and Clearances Required for the Merger.”

No Solicitation by PVR of Alternative Proposals (See page 97)

Under the merger agreement, PVR has agreed that it will not, and will cause its subsidiaries and use reasonable best efforts to cause its and its subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute the submission of an alternative proposal (as defined under “The Merger Agreement—PVR Unitholder Approval”);

•	grant approval to any person to acquire 20% or more of any partnership securities issued by PVR without such person being subject to the limitations in the PVR partnership agreement that prevents certain persons or groups that beneficially own 20% or more of any outstanding partnership securities of any class then outstanding from voting any partnership securities of PVR on any matter; or

•	except as permitted by the merger agreement, enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an alternative proposal.

In addition, the merger agreement requires PVR and its subsidiaries to (i) cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal, (ii) request the return or destruction of all confidential information previously provided to any such persons and (iii) immediately prohibit any access by any persons (other than Regency and its representatives) to any physical or electronic data room relating to a possible alternative proposal.

Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances at any time prior to PVR unitholders voting in favor of adopting the merger agreement, PVR may furnish information, including confidential information, with respect to it and its subsidiaries to, and participate in discussions or negotiations with, any third party that makes a written alternative proposal that PVR GP’s board of directors believes is bona fide, and (after consultation with its financial advisors and outside legal counsel) PVR GP’s board of directors determines in good faith constitutes or could reasonably be expected to lead to or result in a superior proposal and such alternative proposal did not result from a material breach of the no solicitation provisions in the merger agreement. In addition, if PVR desires to waive any of the standstill provisions of any confidentiality agreement entered into with another person as permitted by the merger agreement, PVR is required to give written notice of the specific aspect of the standstill provision desired to be waived and will thereafter be permitted to waive such provisions, which waiver will constitute a waiver of the standstill provisions of Regency’s confidentiality agreement with PVR in the same manner and to the same extent as such provisions are waived with respect to such person.

PVR has also agreed in the merger agreement that it (i) will promptly, and in any event within 24 hours after receipt, notify Regency of any alternative proposal or any request for information or inquiry with regard to any alternative proposal and the identity of the person making any such alternative proposal, request or inquiry (including providing Regency with copies of any written materials received from or on behalf of such person relating to such proposal, offer, request or inquiry) and (ii) will provide Regency the terms, conditions and nature of any such alternative proposal, request or inquiry. In addition, PVR will keep Regency reasonably informed of all material developments affecting the status and terms of any such alternative proposals, offers, inquiries or requests (and promptly provide Regency with copies of any written materials received by PVR or that PVR has delivered to any third party making an alternative proposal that relate to such proposals, offers, requests or inquiries) and of the status of any such discussions or negotiations.

Change in PVR GP Board Recommendation (See page 98)

The merger agreement provides that PVR will not, and will cause its subsidiaries and use reasonable best efforts to cause its representatives not to, directly or indirectly, withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Regency, the recommendation of PVR GP’s board of directors that PVR’s unitholders adopt the merger agreement or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any alternative proposal. In addition, subject to certain limitations, within five business days of receipt of a written request from Regency following receipt by PVR of an alternative proposal, PVR will publicly reconfirm the recommendation of PVR GP’s board of directors that PVR’s unitholders adopt the merger agreement and PVR may not unreasonably withhold, delay (beyond the five business day period) or condition such public reconfirmation.

PVR taking or failing to take, as applicable, any of the actions described above is referred to as an “adverse recommendation change.”

Subject to the satisfaction of specified conditions in the merger agreement described under “The Merger Agreement—Change in PVR GP Board Recommendation,” PVR GP’s board of directors may, at any time prior to the adoption of the merger agreement by the unitholders of PVR, effect an adverse recommendation change in response to either (i) any alternative proposal constituting a superior proposal or (ii) a changed circumstance that was not known to or reasonably foreseeable by the PVR GP board of directors prior to the date of the merger agreement, in each case if PVR GP’s board of directors, after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be inconsistent with its duties under the PVR partnership agreement or applicable law.

Termination of the Merger Agreement (See page 102)

Regency or PVR may terminate the merger agreement at any time prior to the effective time, whether before or after PVR unitholders have approved the merger agreement:

•	by mutual written consent;

•	by either Regency or PVR:

•	if the merger has not occurred on or before May 31, 2014, which is referred to as the outside date; provided, that if on such date the conditions to closing requiring the termination or expiration of the HSR waiting period and the absence of any injunctions or restraints attributable to antitrust laws have not been satisfied but all other conditions to closing have been satisfied or shall be capable of being satisfied, then such date may be extended on one or more occasions at the option of either PVR or Regency, by notice to the other, to a date not later than August 31, 2014;

•	if any governmental authority has issued a final and nonappealable law, injunction, judgment or ruling that enjoins or otherwise prohibits the consummation of the transactions contemplated by the merger agreement or makes the transactions contemplated by the merger agreement illegal; or

•	if unitholders of PVR do not adopt the merger agreement at a special meeting of PVR unitholders or any adjournment or postponement of such meeting;

•	by Regency:

•	if an adverse recommendation change shall have occurred;

•	if prior to the adoption of the merger agreement by the unitholders of PVR, PVR is in willful breach of its obligations to (i) duly call, give notice of and hold a special meeting of PVR unitholders for the purpose of obtaining unitholder approval of the merger agreement, use its reasonable best efforts to solicit proxies from unitholder in favor of such adoption and, through PVR GP’s board of directors, recommend the adoption of the merger agreement to PVR’s unitholders or (ii) comply with the requirements described under “The Merger Agreement—No Solicitation by PVR of Alternative Proposals,” in each case, subject to certain exceptions discussed in “The Merger Agreement—Termination of the Merger Agreement;” or

•	if there is a breach by PVR of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice of such breach by Regency, subject to certain exceptions discussed in “The Merger Agreement—Termination of the Merger Agreement;”

•	by PVR:

•	if there is a breach by Regency of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice of such breach by PVR, subject to certain exceptions discussed in “The Merger Agreement—Termination of the Merger Agreement;” or

•	if prior to the adoption of the merger agreement by the unitholders of PVR, in order to enter into (concurrently with such termination) any agreement, understanding or arrangement providing for a superior proposal, subject to payment of the termination fee and certain exceptions discussed in “The Merger Agreement—Termination of the Merger Agreement.”

Expenses (See page 104)

Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the respective party incurring such fees and expenses, except that Regency and PVR will each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus.

In addition, following a termination of the merger agreement in specified circumstances, PVR will be required to pay all of the reasonably documented out-of-pocket expenses incurred by Regency and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $20.0 million.

Termination Fee (See page 103)

Following termination of the merger agreement under specified circumstances, PVR will be required to pay Regency a termination fee of $134.5 million, less any expenses previously reimbursed by PVR to Regency pursuant to the merger agreement.

Comparison of Rights of Regency Unitholders and PVR Unitholders (See page 144)

PVR unitholders will own Regency common units following the completion of the merger, and their rights associated with those Regency common units will be governed by the Regency partnership agreement, which differs in a number of respects from the PVR partnership agreement, and the Delaware LP Act.

Litigation Relating to the Merger (See page 92)

In connection with the merger, purported unitholders of PVR have filed putative unitholder class action and/or derivative action lawsuits against PVR and the current directors of PVR GP, among other defendants. Among other remedies, the plaintiffs seek to enjoin the transactions contemplated by the merger agreement. The outcome of any such litigation is uncertain.

These lawsuits are at a preliminary stage. PVR, Regency and the other defendants believe that these lawsuits are without merit and intend to defend against them vigorously.

Selected Historical Consolidated Financial Data of Regency

The following summary historical consolidated balance sheet data as of December 31, 2012, 2011, 2010, 2009 and 2008 and the summary historical consolidated statement of operations for the years ended December 31, 2012, 2011, 2009 and 2008 and for the period from January 1, 2010 to May 25, 2010 and the period from May 26, 2010 to December 31, 2010, are derived from Regency’s audited historical consolidated financial statements. The following selected historical consolidated financial data as of and for the nine months ended September 30, 2013 and 2012 are derived from Regency’s unaudited condensed consolidated financial statements. On April 30, 2013, Regency acquired Southern Union Gathering Company, LLC, which is referred to as SUGS. Regency accounted for the acquisition in a manner similar to the pooling of interest method of accounting as it was a transaction between commonly controlled entities. Under this method of accounting, Regency reflected historical balance sheet data for Regency and SUGS instead of reflecting the fair market value of SUGS assets and liabilities from the date of acquisition forward. Regency retrospectively adjusted its financial statements to include the balances and operations of SUGS from March 26, 2012 (the date upon which common control began). The SUGS acquisition does not impact historical earnings per unit as pre-acquisition earnings were allocated to predecessor equity.

You should read the following historical consolidated financial data in conjunction with Regency’s Annual Report on Form 10-K for the year ended December 31, 2012, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and its Current Report on Form 8-K filed with the SEC on August 9, 2013, as well as Regency’s historical financial statements and notes thereto, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

	Successor					Predecessor
(Dollars in millions, except per unit data)	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from Acquisition (May 26, 2010) to December 31, 2010	Period from January 1, 2010 to May 25, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Unaudited)	(Unaudited)
Statement of Operations Data:
Total revenues	$1,844	$1,413	$2,000	$1,434	$716	$505	$1,043	$1,785
Total operating costs and expenses	1,801	1,391	1,970	1,394	702	485	816	1,635

Operating income	43	22	30	40	14	20	227	150
Other income and deductions:
Income from unconsolidated affiliates	103	87	105	120	54	16	8	—
Interest expense, net	(119)	(86)	(122)	(103)	(48)	(35)	(78)	(63)
Loss on debt refinancing, net	(7)	(8)	(8)	—	(16)	(2)	—	—
Other income and deductions, net	3	26	29	17	(8)	(4)	(15)	—

Income (loss) from continuing operations before income taxes	23	41	34	74	(4)	(5)	142	87
Income tax expense (benefit)	(1)	(1)	—	—	1	—	(1)	—

Income (loss) from continuing operations	24	42	34	74	(5)	(5)	143	87
Discontinued operations:
Net income (loss) from operations of east Texas assets	—	—	—	—	(1)	—	(3)	14

Net income (loss)	24	42	34	74	(6)	(5)	140	101
Net income (loss) attributable to noncontrolling interest	(4)	(2)	(2)	(2)	—	—	—	—

Net income (loss) attributable to Regency Energy Partners LP	$20	$40	$32	$72	$(6)	$(5)	$140	$101

	Successor					Predecessor
(Dollars in millions, except per unit data)	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from Acquisition (May 26, 2010) to December 31, 2010	Period from January 1, 2010 to May 25, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Unaudited)	(Unaudited)
Basic and diluted income (loss) from continuing operations per common and subordinated unit:
Basic income (loss) from continuing operations per common and subordinated unit	$0.21	$0.25	$0.16	$0.39	$(0.09)	$(0.10)	$1.63	$1.14
Diluted income (loss) from continuing operations per common and subordinated units	$0.21	$0.22	0.13	0.32	(0.09)	(0.10)	1.63	1.10
Distributions per common and subordinated unit	1.395	1.38	1.84	1.81	0.89	0.89	1.78	1.71
Basic and diluted income (loss) from discontinued operations	$—	$—	$—	$—	$(0.01)	$—	$(0.03)	$0.21
Basic and diluted net income (loss) per unit:
Basic net income (loss) per common and subordinated unit	$0.21	$0.25	$0.16	$0.39	$(0.10)	$(0.10)	$1.61	$1.34
Diluted net income (loss) per common and subordinated unit	0.21	0.22	0.13	0.32	(0.10)	(0.10)	1.60	1.28
Income per Class D common unit due to beneficial conversion feature	$—	$—	$—	$—	$—	$—	$0.11	$0.99

	Successor
	September 30, 2013	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2010
(Dollars in millions)	(Unaudited)	(Unaudited)
Balance Sheet Data (at period end):
Property, plant and equipment, net	$4,242	$4,167	$3,686	$1,886	$1,660
Total assets	8,566	8,779	8,123	5,568	4,770
Long-term debt (long-term portion only)	2,976	1,960	2,157	1,687	1,141
Series A Preferred Units	32	73	73	71	71
Partners’ capital	4,918	3,628	5,340	3,531	3,294

Selected Historical Consolidated Financial Data of PVR

The following historical consolidated financial data as of and for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from PVR’s audited consolidated financial statements. The following selected historical condensed consolidated financial data as of and for the nine months ended September 30, 2013 and 2012 are derived from PVR’s unaudited consolidated financial statements. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto for the year ended December 31, 2012 included in the Annual Report on Form 10-K of PVR, dated February 27, 2013 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
	(in millions, except per unit data)
Statement of Income Data:
Revenues (1)	$826	$738	$1,008	$1,160	$864	$657	$882
Expenses (1)	$718	$759	$1,012	$1,006	$743	$551	$768
Operating income (loss)	$108	$(21)	$(5)	$154	$122	$106	$113
Net income (loss)	$31	$(64)	$(71)	$96	$64	$63	$103
Net income (loss) attributable to PVR Partners, L.P.	$31	$(64)	$(71)	$97	$37	$38	$53
Common Unit Data:
Net income (loss) per limited partner unit, basic and diluted (2)	$(0.47)	$(1.14)	$(1.43)	$1.45	$0.97	$0.99	$1.38
Distributions paid (3)	$158	$129	$176	$135	$122	$120	$108
Distributions paid per unit (3)	$1.65	$1.56	$2.10	$1.94	$1.88	$1.88	$1.82
Balance Sheet and Other Financial Data:
Property, plant and equipment, net	$2,166		$1,989	$1,282	$971	$901	$895
Total assets (4)	$3,100		$2,999	$1,594	$1,304	$1,219	$1,228
Long-term debt	$1,633		$1,490	$841	$708	$620	$568
Cash flows provided by operating activities	$179	$135	$145	$190	$178	$158	$137
Additions to property, plant and equipment	$346	$1,199	$1,363	$377	$124	$81	$332

(1)	In 2012, PVR incurred two impairment charges, $124.8 million related to its North Texas Gathering System and $8.7 million related to PVR’s equity investment in Thunder Creek. PVR also sold the Crossroads Gathering System for a gain of $31.3 million. Both of the impairments and the sale of Crossroads were incurred in PVR’s Midcontinent Midstream segment. In 2010, 2009 and 2008, PVR recorded $27.8 million, $72.5 million and $127.9 million of natural gas midstream revenue and $27.8 million, $72.5 million and $127.9 million for the cost of midstream gas purchased related to the purchase of natural gas from PVOG LP, a subsidiary of Penn Virginia Corporation and considered a related party company up to June 7, 2010, and the subsequent sale of that gas to third parties. PVR took title to the gas prior to transporting it to third parties. These transactions do not impact the gross margin, nor do they impact operating income.
(2)

In 2011, PVR consummated a transaction pursuant to a plan and agreement of merger with PVR GP, Penn Virginia GP Holdings, L.P. (“PVG”), PVG GP LLC (“PVG GP”) and PVR Radnor, LLC (“PVR Radnor”), PVR’s wholly-owned subsidiary. Pursuant to the Merger Agreement PVR GP, PVG and PVG GP were merged into PVR Radnor. Subsequently, PVR Radnor was merged into PVR GP, with PVR GP being the surviving entity as a subsidiary of PVR. In the transaction, PVG unitholders received consideration of 0.98 PVR common units for each PVG common unit, representing aggregate consideration of approximately 38.3 million PVR common units. The incentive distribution rights held by PVR GP were extinguished, the 2% general partner interest in PVR held by PVR GP was converted to a noneconomic management interest and approximately 19.6 million PVR common units owned by PVG were cancelled. The merger closed on March 10, 2011. After the effective date of that merger and related transactions, the separate existence of each of PVG, and PVG GP and PVR Radnor ceased, and PVR GP survives as a wholly owned subsidiary of PVR. As a result of the transaction, PVR’s common units outstanding increased from 52.3 million to 71.0 million. However, for historical reporting purposes, the impact of this change was accounted for as a reverse unit split of 0.98 to

1.0. Therefore, since PVG was the surviving entity for accounting purposes, the weighted average common units outstanding used for basic and diluted earnings per unit calculations are PVG’s historical weighted average common units outstanding adjusted for the retrospective application of the reverse unit split. Amounts reflecting historical PVG common unit and per common unit amounts included in this report have been restated for the reverse unit split.
(3)	Distributions paid and distributions paid per unit have been retroactively restated to only include the amounts paid to public unitholders of PVR and PVG’s common units. The distributions paid are consistent with the distributions to partners noted in the consolidated statements of cash flows. The distributions paid per unit represent the distributions declared and paid by PVR for the noted time periods.
(4)	Total assets for the year ended December 31, 2012 include PVR’s Chief acquisition, which expanded PVR’s coverage and operations in the Marcellus Shale region. The 2011 amounts include PVR’s Middle Fork acquisition, which expanded PVR’s geographic scope in the Central Appalachian coal region. During 2012, 2011 and 2010, PVR increased internal growth project spending in its Marcellus and Panhandle Systems to expand its natural gas gathering and operational footprint in these areas.

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined balance sheet as of September 30, 2013 reflects the merger as if it occurred on September 30, 2013. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 reflect the merger as if it occurred on January 1, 2012.

The following selected unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined organization’s condensed financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined organization. Future results may vary significantly from the results reflected because of various factors. The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2013

	Historical		Pro Forma Adjustments	Regency Pro Forma
(in millions)	Regency	PVR
Total assets	$8,566	$3,100	$2,612	$14,278

Long-term debt, less current portion	2,976	1,633	—	4,609
Total liabilities	3,552	1,829	—	5,381
Total partners’ capital	5,014	1,271	2,612	8,897

Total liabilities and partners’ capital	$8,566	$3,100	$2,612	$14,278

Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2012

(in millions except per unit data)	Regency	PVR	Combined Historical	Pro Forma Combined
Revenues	$2,000	$981	$2,981	$2,981
Net income (loss)	$34	$(71)	$(37)	$(37)

Limited partners’ interest in net income (loss)	$27			$(49)

Basic and diluted net income (loss) per common unit
Basic income (loss) per common unit	$0.16			$(0.16)
Diluted income (loss) per common unit	$0.13			$(0.16)

Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine Months Ended September 30, 2013

(in millions except per unit data)	Regency	PVR	Combined Historical	Pro Forma Combined
Revenues	$1,844	$810	$2,654	$2,654
Net income	$24	$31	$55	$55

Limited partners’ interest in net income	$40			$64

Basic and diluted net income (loss) per common unit
Basic income (loss) per common unit	$0.21			$0.19
Diluted income (loss) per common unit	$0.21			$0.18

Unaudited Comparative Per Unit Information

The table below sets forth historical and unaudited pro forma combined per unit information of Regency and PVR.

Historical Per Unit Information of Regency and PVR

The historical per unit information of Regency and PVR set forth in the table below is derived from the audited consolidated financial statements as of and for the year ended December 31, 2012 and the unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2013 for each of Regency and PVR.

Pro Forma Combined Per Unit Information of Regency

The unaudited pro forma combined per unit information of Regency set forth in the table below gives effect to the merger under the purchase method of accounting, as if the merger had been effective on January 1, 2012, in the case of income from continuing operations per unit and cash distributions data, and September 30, 2013, in the case of book value per unit data, and, in each case, assuming that 1.020 Regency common units have been issued in exchange for each outstanding PVR unit, after giving effect to the settlement of outstanding PVR phantom units, restricted units deferred common units in accordance with the merger agreement. The unaudited pro forma combined per unit information of Regency is derived from the audited consolidated financial statements as of and for the year ended December 31, 2012 and the unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2013 for each of Regency and PVR.

Equivalent Pro Forma Combined Per Unit Information of PVR

The unaudited PVR equivalent pro forma per unit amounts set forth in the table below are calculated by multiplying the unaudited pro forma combined per unit amounts of Regency by the exchange ratio of 1.020.

General

You should read the information set forth below in conjunction with the selected historical financial information of Regency and PVR included elsewhere in this proxy statement/prospectus and the historical financial statements and related notes of Regency and PVR that are incorporated into this proxy statement/prospectus by reference. See “—Selected Historical Consolidated Financial Data of Regency,” “—Selected Historical Consolidated Financial Data of PVR” and “Where You Can Find More Information.”

The accounting for an acquisition of a business is based on the authoritative guidance for business combinations. Purchase accounting requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the date the merger is completed. The allocation of the purchase price is dependent upon certain valuations of PVR’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of PVR at their preliminary estimated fair values. Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per unit information set forth in the following table.

The unaudited pro forma per unit information of Regency does not purport to represent the actual results of operations that Regency would have achieved or distributions that would have been declared had the companies been combined during these periods or to project the future results of operations that Regency may achieve or the distributions it may pay after the merger.

	As of and for the Nine Months Ended September 30, 2013	As of and for the Year Ended December 31, 2012
	(in millions, except per unit data)
Historical—Regency
Income (loss) from continuing operations	$24	$34
Distribution per common unit declared for the period	$1.395	$1.84
Book value per limited partner unit	$40.65	$47.52

	As of and for the Nine Months Ended September 30, 2013	As of and for the Year Ended December 31, 2012
	(in millions, except per unit data)
Historical—PVR
Income (loss) from continuing operations	$31	$(71)
Distribution per common unit declared for the period	$1.65	$2.10
Book value per limited partner unit	$30.62	$31.36

	As of and for the Nine Months Ended September 30, 2013	As of and for the Year Ended December 31, 2012
	(in millions, except per unit data)
Pro Forma Combined
Income (loss) from continuing operations	$55	$(37)
Distribution per common unit declared for the period	$1.47	$1.63
Book value per limited partner unit	$40.77	$44.24

Comparative Unit Prices and Distributions

Regency common units are currently listed on the NYSE under the ticker symbol “RGP.” PVR common units are currently listed on the NYSE under the ticker symbol “PVR.” The table below sets forth, for the calendar quarters indicated, the high and low sale prices per Regency common unit on the NYSE and per PVR common unit on the NYSE. The table also shows the amount of cash distributions declared on Regency common units and PVR common units, respectively, for the calendar quarters indicated.

	Regency Common Units			PVR Common Units
	High	Low	Cash Distributions	High	Low	Cash Distributions
2013
Fourth quarter (through November 6, 2013)	$29.52	$24.69	$0.470	$26.86	$22.76	$0.550
Third quarter	29.35	25.57	0.465	29.26	22.40	0.550
Second quarter	27.15	23.70	0.460	27.43	23.21	0.550
First quarter	25.66	22.03	0.460	27.49	21.87	0.550
2012
Fourth quarter	24.35	20.58	0.460	26.28	22.27	0.540
Third quarter	24.46	21.93	0.460	26.00	23.61	0.530
Second quarter	25.29	20.61	0.460	26.33	21.84	0.520
First quarter	27.40	23.59	0.460	27.50	21.34	0.510
2011
Fourth quarter	25.00	20.20	0.455	26.94	21.13	0.500
Third quarter	26.87	20.24	0.450	28.05	20.85	0.490
Second quarter	28.35	24.05	0.445	28.31	24.00	0.480
First quarter	27.99	24.05	0.445	29.10	24.41	0.470

The following table presents per unit closing prices for Regency common units and PVR common units on October 9, 2013, the last trading day before the public announcement of the merger agreement, and on [            ], the last practicable trading day before the date of this proxy statement/prospectus. This table also presents the equivalent market value per PVR common unit on such dates. The equivalent market value per PVR common unit has been determined by multiplying the closing prices of Regency common units on those dates by the exchange ratio of 1.020 of a Regency common unit and adding the cash consideration (based on the last quarterly distributions declared by each of PVR and Regency prior to each such date).

	Regency Common Units		PVR Common Units		Equivalent Market Value per PVR Common Unit
October 9, 2013		$27.83		$22.81		$28.68
[ ]	$	[ ]	$	[ ]	$	[	]

Although the exchange ratio is fixed, the market prices of Regency common units and PVR common units will fluctuate prior to the consummation of the merger and the market value of the merger consideration ultimately received by PVR unitholders will depend on the closing price of Regency common units on the day the merger is consummated. Thus, PVR unitholders will not know the exact market value of the merger consideration they will receive until the closing of the merger.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the adoption of the merger agreement. In addition, you should read and carefully consider the risks associated with each of Regency and PVR and their respective businesses. These risks can be found in Regency’s and PVR’s respective Annual Reports on Form 10-K for the year ended December 31, 2012, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on Regency’s, PVR’s or the combined organization’s respective businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective common units.

Risk Factors Relating to the Merger

Because the exchange ratio is fixed and because the market price of Regency common units will fluctuate prior to the consummation of the merger, PVR unitholders cannot be sure of the market value of the Regency common units they will receive as merger consideration relative to the value of PVR common units they exchange.

The market value of the consideration that PVR unitholders will receive in the merger will depend on the trading price of Regency’s common units at the closing of the merger. The exchange ratio that determines the number of Regency common units that PVR unitholders will receive in the merger is fixed. This means that there is no mechanism contained in the merger agreement that would adjust the number of Regency common units that PVR unitholders will receive based on any decreases in the trading price of Regency common units. Unit price changes may result from a variety of factors (many of which are beyond Regency’s or PVR’s control), including:

•	changes in Regency’s business, operations and prospects;

•	changes in market assessments of Regency’s business, operations and prospects;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of Regency common units; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Regency operates.

If Regency’s common unit price at the closing of the merger is less than Regency’s common unit price on the date that the merger agreement was signed, then the market value of the consideration received by PVR unitholders will be less than contemplated at the time the merger agreement was signed.

Regency and PVR may be unable to obtain the regulatory clearances required to complete the merger or, in order to do so, Regency and PVR may be required to comply with material restrictions or satisfy material conditions.

The merger is subject to review by the Antitrust Division and the FTC under the HSR Act, and potentially by state regulatory authorities. The closing of the merger is subject to the condition that there is no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the merger contemplated by the merger agreement. Regency and PVR can provide no assurance that all required regulatory clearances will be obtained. If a governmental authority asserts objections to the merger, Regency may be required to divest some assets in order to obtain antitrust clearance. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain antitrust or other regulatory approval. In addition, the merger agreement provides that Regency is not required to commit to dispositions of assets in order to obtain regulatory clearance unless such dispositions are, individually and in the aggregate, immaterial to PVR, Regency or the expected benefits of the merger. If Regency must take such actions, it could be detrimental to it or to the combined organization following the consummation of the merger. Furthermore, these actions could have the effect of delaying or preventing completion of the proposed merger or imposing additional costs on or limiting the revenues or cash available for distribution of the combined organization following the consummation of the merger. See “The Merger Agreement—Regulatory Matters.”

Even if the parties receive early termination of the statutory waiting period under the HSR Act or the waiting period expires, the Antitrust Division or the FTC could take action under the antitrust laws to prevent or rescind the merger, require the divestiture of assets or seek other remedies. Additionally, state attorneys general could seek to block or challenge the merger as they deem necessary or desirable in the public interest at any time, including after completion of the transaction. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Regency may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

The fairness opinion rendered to the board of directors of PVR GP by Evercore was based on the financial analysis performed by Evercore, which considered factors such as market and other conditions then in effect, and financial forecasts and other information made available to Evercore, as of the date of the opinion. As a result, this opinion does not reflect changes in events or circumstances after the date of such opinion. PVR has not obtained, and does not expect to obtain, an updated fairness opinion from Evercore reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

The fairness opinion rendered to the board of directors of PVR GP by Evercore Group, L.L.C., referred to as Evercore, was provided in connection with, and at the time of, the board’s evaluation of the merger and the merger agreement. This opinion were based on the financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to Evercore, as of the date of the opinion, which may have changed, or may change, after the date of the opinion. PVR has not obtained an updated opinion as of the date of this proxy statement/prospectus from Evercore, and it does not expect to obtain an updated opinion prior to completion of the merger. Changes in the operations and prospects of Regency or PVR, general market and economic conditions and other factors which may be beyond the control of Regency and PVR, and on which the fairness opinion was based, may have altered the value of Regency or PVR or the prices of Regency common units or PVR common units since the date of such opinion, or may alter such values and prices by the time the merger is completed. The opinion does not speak as of any date other than the date of the opinion. For a description of the opinion that PVR received from Evercore, please refer to “Proposal 1: The Merger—Opinion of the Financial Advisor to the Board of Directors of PVR GP.”

PVR is subject to provisions that limit its ability to pursue alternatives to the merger, could discourage a potential competing acquirer of PVR from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, would require PVR to reimburse up to $20.0 million of Regency’s out-of-pocket expenses and pay a termination fee to Regency of $134.5 million less any previous expense reimbursements by PVR.

Under the merger agreement, PVR is restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in “The Merger Agreement—No Solicitation by PVR of Alternative Proposals”), PVR is restricted from soliciting, initiating, knowingly facilitating, knowingly encouraging or knowingly inducing or negotiating, any inquiry, proposal or offer for a competing acquisition proposal with any person. In addition, PVR may not grant approval to any person to acquire 20% or more of any class of outstanding PVR units without such person losing the ability to vote on any matter under the PVR partnership agreement. Under the merger agreement, in the event of a potential change by the board of directors of PVR GP of its recommendation with respect to the proposed merger in light of a superior proposal, PVR must provide Regency with five days’ notice to allow Regency to propose an adjustment to the terms and conditions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of PVR from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per unit market value than the merger consideration, or might result in a potential competing acquirer of PVR proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances.

Under the merger agreement, PVR may be required to reimburse up to $20.0 million of Regency’s out-of-pocket expenses and to pay to Regency a termination fee of $134.5 million less any previous expense reimbursements by PVR if the merger agreement is terminated under specified circumstances (which are discussed in more detail in “The Merger Agreement—Termination Fee”). If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of PVR. For a discussion of the restrictions on PVR soliciting or entering into a takeover proposal or alternative transaction and PVR GP’s board of directors’ ability to change its recommendation, see “The Merger Agreement—No Solicitation by PVR of Alternative Proposals,” and “—Change in PVR GP Board Recommendation.”

Directors and executive officers of PVR GP have certain interests that are different from those of PVR unitholders generally.

Directors and executive officers of PVR GP are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or be in addition to, your interests as a unitholder of PVR. You should consider these interests in voting on the merger. These different interests are described under “Proposal 1: The Merger—Interests of Directors and Executive Officers of PVR in the Merger.”

PVR may have difficulty attracting, motivating and retaining executives and other employees in light of the merger.

Uncertainty about the effect of the merger on PVR employees may have an adverse effect on the combined organization. This uncertainty may impair PVR’s ability to attract, retain and motivate personnel until the merger is completed. Employee retention may be particularly challenging during the pendency of the merger, as employees may feel uncertain about their future roles with the combined organization. In addition, PVR may have to provide additional compensation in order to retain employees. If employees of PVR depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of the combined organization, the combined organization’s ability to realize the anticipated benefits of the merger could be reduced.

Regency and PVR are subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

In connection with the pending merger, it is possible that some customers, suppliers and other persons with whom Regency or PVR have business relationships may delay or defer certain business decisions or, might decide to seek to terminate, change or renegotiate their relationship with Regency or PVR as a result of the merger, which could negatively affect Regency’s and PVR’s respective revenues, earnings and cash available for distribution, as well as the market price of Regency common units and PVR common units, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of Regency and PVR is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the merger. Furthermore, the process of planning to integrate two businesses and organizations for the post-merger period can divert management attention and resources and could ultimately have an adverse effect on each party. For a discussion of these restrictions, see “The Merger Agreement—Conduct of Business Pending the Consummation of the Merger.”

Regency and PVR will incur substantial transaction-related costs in connection with the merger.

Regency and PVR expect to incur a number of non-recurring transaction-related costs associated with completing the merger, combining the operations of the two organizations and achieving desired synergies. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of the businesses of Regency and PVR. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction-related costs over time. Thus, any net benefit may not be achieved in the near term, the long term or at all.

Failure to successfully combine the businesses of PVR and Regency in the expected time frame may adversely affect the future results of the combined organization, and, consequently, the value of the Regency common units that PVR unitholders receive as part of the merger consideration.

The success of the proposed merger will depend, in part, on the ability of Regency to realize the anticipated benefits and synergies from combining the businesses of Regency and PVR. To realize these anticipated benefits, the businesses must be successfully combined. If the combined organization is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the merger may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger. These integration difficulties could result in declines in the market value of Regency’s common units and, consequently, result in declines in the market value of the Regency common units that PVR unitholders receive as part of the merger consideration.

The merger is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. Failure to complete the merger, or significant delays in completing the merger, could negatively affect the trading prices of Regency common units and PVR common units and the future business and financial results of Regency and PVR.

The completion of the merger is subject to a number of conditions. The completion of the merger is not assured and is subject to risks, including the risk that approval of the merger by the PVR unitholders or by governmental agencies is not obtained or that other closing conditions are not satisfied. If the merger is not completed, or if there are significant delays in completing the merger, the trading prices of Regency common units and PVR common units and the respective future business and financial results of Regency and PVR could be negatively affected, and each of them will be subject to several risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the merger agreement;

•	negative reactions from the financial markets, including declines in the price of Regency common units or PVR common units due to the fact that current prices may reflect a market assumption that the merger will be completed;

•	having to pay certain significant costs relating to the merger, including, in the case of PVR in certain circumstances, the reimbursement of up to $20.0 million of Regency’s expenses and a termination fee of $134.5 million less any previous expense reimbursements by PVR, as described in “The Merger Agreement—Termination Fee;” and

•	the attention of management of Regency and PVR will have been diverted to the merger rather than each organization’s own operations and pursuit of other opportunities that could have been beneficial to that organization.

Purported class action and/or derivative action complaints have been filed against PVR, PVR GP, the current directors of PVR GP, Regency and Regency GP, among other defendants, challenging the merger, and an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the proposed merger and result in substantial costs.

In connection with the merger, purported unitholders of PVR have filed putative unitholder class action and/or derivative action lawsuits against PVR and the current directors of PVR GP, among other defendants. Among other remedies, the plaintiffs seek to enjoin the transactions contemplated by the merger agreement. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay completion of the merger and result in substantial costs to PVR, including any costs associated with indemnification. Additional lawsuits may be filed against PVR or its officers or directors in connection with the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined partnership’s business, financial condition, results of operations and cash flows. See “Proposal 1: The Merger—Litigation Relating to the Merger” for more information about the lawsuits that have been filed related to the merger.

If the merger is approved by PVR unitholders, the date that those unitholders will receive the merger consideration is uncertain.

As described in this proxy statement/prospectus, completing the proposed merger is subject to several conditions, not all of which are controllable or waiveable by Regency or PVR. Accordingly, if the proposed merger is approved by PVR unitholders, the date that those unitholders will receive the merger consideration depends on the completion date of the merger, which is uncertain.

PVR’s financial estimates are based on various assumptions that may not prove to be correct.

The financial estimates set forth in the forecast included under “Proposal 1: The Merger—Unaudited Financial Projections of PVR” are based on assumptions of, and information available to, PVR at the time they were prepared and provided to the board of directors of PVR GP and PVR’s financial advisors. PVR and Regency do not know whether such assumptions will prove correct. Any or all of such estimates may turn out to be wrong. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond PVR’s and Regency’s control. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining Regency’s and/or PVR’s future results. As a result of these contingencies, actual future results may vary materially from PVR’s estimates. In view of these uncertainties, the inclusion of PVR’s financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

PVR’s financial estimates were not prepared with a view toward public disclosure, and PVR’s financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and PVR undertakes no obligation, other than as required by applicable law, to update its financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates included in this proxy statement/prospectus have been prepared by, and are the responsibility of, PVR. Moreover, neither PVR’s independent accountants, KPMG LLP, Regency’s independent accountants, Grant Thornton LLP, nor any other independent accountants have compiled, examined or performed any procedures with respect to PVR’s prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, each of KPMG LLP and Grant Thornton LLP assumes no responsibility for, and disclaims any association with, PVR’s prospective financial information. The reports of KPMG LLP, Grant Thornton LLP, PricewaterhouseCoopers LLP and Ernst & Young LLP incorporated by reference herein relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this proxy statement/prospectus and should not be read to do so. See “Proposal 1: The Merger—Unaudited Financial Projections of PVR” for more information.

The number of outstanding Regency common units will increase as a result of the merger, which could make it more difficult to pay the current level of quarterly distributions.

As of November 5, 2013, there were approximately 210.7 million Regency common units outstanding. Regency will issue approximately 141.5 million common units in connection with the merger. Accordingly, the aggregate dollar amount required to pay the current per unit quarterly distribution on all Regency common units will increase, which could increase the likelihood that Regency will not have sufficient funds to pay the current level of quarterly distributions to all Regency unitholders. Using a $0.47 per Regency common unit distribution (the amount Regency will pay on November 14, 2013 to holders of record as of November 4, 2013), the aggregate cash distribution paid to Regency unitholders totaled approximately $104.5 million, including a distribution of $4.1 million to Regency GP in respect of its ownership of Regency incentive distribution rights. The combined pro forma Regency distribution with respect to the third fiscal quarter of 2013, had the merger been completed prior to such distribution, would have resulted in $0.47 per unit being distributed on approximately 352 million Regency common units, or a total of approximately $171.9 million including distributions in respect of incentive distribution rights. As a result, Regency would be required to distribute an additional $67.4 million per quarter in order to maintain the distribution level of $0.47 per Regency common unit payable with respect to the third fiscal quarter of 2013.

PVR unitholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

PVR unitholders currently have the right to vote in the election of the board of directors of PVR’s general partner and certain other matters affecting PVR. When the merger occurs, each PVR unitholder that receives Regency common units will become a unitholder of Regency with a percentage ownership of the combined organization that is much smaller than such unitholder’s percentage ownership of PVR. Regency unitholders are not entitled to elect the general partner unless it has been removed or withdrawn, and are not entitled to elect the directors of Regency GP (which directors are appointed by affiliates of Energy Transfer Equity, L.P., the owner of Regency GP). In addition, Regency unitholders have only limited voting rights on matters affecting Regency’s business and, therefore, limited ability to influence management’s decisions regarding Regency’s business. Because of this, PVR unitholders will have less influence on the management and policies of Regency than they have now on the management and policies of PVR.

Regency common units to be received by PVR unitholders as a result of the merger have different rights from PVR common units.

Following completion of the merger, PVR unitholders will no longer hold PVR common units, but will instead be unitholders of Regency. There are important differences between the rights of PVR unitholders and the rights of Regency unitholders. See “Comparison of Rights of Regency Unitholders and PVR Unitholders” for a discussion of the different rights associated with PVR common units and Regency common units.

No ruling has been obtained with respect to the U.S. federal income tax consequences of the merger.

No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax consequences of the merger. Instead, Regency and PVR are relying on the opinions of their respective counsel as to the U.S. federal income tax consequences of the merger, and counsel’s conclusions may not be sustained if challenged by the IRS. Please read “Material U.S. Federal Income Tax Consequences of the Merger.”

The expected U.S. federal income tax consequences of the merger are dependent upon Regency and PVR being treated as partnerships for U.S. federal income tax purposes.

The treatment of the merger as nontaxable to PVR unitholders is dependent upon Regency and PVR each being treated as a partnership for U.S. federal income tax purposes. If Regency or PVR were treated as a corporation for U.S. federal income tax purposes, the consequences of the merger would be materially different and the merger would likely be a fully taxable transaction to a PVR unitholder.

PVR unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.

For U.S. federal income tax purposes, PVR will be deemed to contribute all of its assets to Regency in exchange for Regency common units, cash, and the assumption of PVR’s liabilities, followed by a liquidation of PVR in which Regency common units and cash are distributed to PVR unitholders. The deemed receipt of cash by PVR in the merger could trigger gain to PVR, and any such gain would be allocated to the PVR unitholders pursuant to the PVR partnership agreement. PVR does not currently expect that it will recognize gain as a result of the deemed receipt of cash in the merger. Please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to PVR.” In addition, as a result of the merger, PVR unitholders who receive Regency common units will become limited partners of Regency for U.S. federal income tax purposes and will be allocated a share of Regency’s nonrecourse liabilities. Each PVR unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such PVR unitholder’s share of nonrecourse liabilities of PVR immediately before the merger over such common unitholder’s share of nonrecourse liabilities of Regency immediately following the merger. If the amount of cash actually received in the merger plus any deemed cash distribution received by a PVR unitholder exceeds the common unitholder’s basis in his PVR units, such common unitholder will recognize gain in an amount equal to such excess. While there can be no assurance, Regency and PVR expect that most PVR unitholders will not recognize gain in this manner. The amount and effect of any gain that may be recognized by PVR unitholders will depend on the PVR unitholder’s particular situation, including the ability of the PVR unitholder to utilize any suspended passive losses. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to PVR Unitholders.”

A PVR unitholder’s holding period for Regency common units received in the merger may be shorter than such holder’s holding period in the surrendered PVR common units.

As a result of the merger, PVR will be deemed to contribute its assets to Regency in exchange for Regency common units and cash, followed by a liquidation of PVR in which Regency common units and cash are distributed to PVR unitholders. A PVR unitholder’s holding period in the Regency common units received in the merger will not be determined by reference to its holding period in the surrendered PVR common units. Instead, a PVR unitholder’s holding period in the Regency common units received in the merger that are attributable to PVR’s capital assets or assets used in its business as defined in Section 1231 of the Code will include PVR’s holding period in those assets. The holding period for Regency common units received by a PVR unitholder attributable to other assets of PVR, such as inventory and receivables will begin on the day following the merger.

Risk Factors Relating to the Ownership of Regency Common Units

Regency GP is owned by Energy Transfer Equity, L.P., which also owns Southern Union Company and the general partner of Energy Transfer Partners, L.P. and Sunoco Logistics Partners L.P. This may result in conflicts of interest.

Energy Transfer Equity, L.P., or ETE, owns Regency GP and as a result controls Regency. ETE owns the general partner of Energy Transfer Partners, L.P., or ETP, a publicly traded partnership with which each of Regency and PVR competes in the natural gas gathering, processing and transportation business. ETE owns Southern Union Company, or Southern Union, which provides natural gas transportation and storage services. ETE also owns the general partner of Sunoco Logistics Partners L.P., or SXL, which is also in the NGL services business. The directors and officers of Regency GP and its affiliates have fiduciary duties to manage Regency GP in a manner that is beneficial to ETE, its sole owner. At the same time, Regency GP has fiduciary duties to manage Regency in a manner that is beneficial to Regency’s unitholders. Therefore, Regency GP’s duties to Regency may conflict with the duties of its officers and directors to its sole owner. As a result of these conflicts of interest, Regency GP’s may favor its own interest or those of ETE, ETP, Southern Union, SXL or their owners or affiliates over the interest of Regency’s unitholders.

Such conflicts may arise from, among others, the following:

•	Decisions by Regency GP regarding the amount and timing of Regency’s cash expenditures, borrowings and issuances of additional limited partnership units or other securities can affect the amount of incentive compensation payments on Regency’s incentive distribution rights that Regency makes to the parent company of its general partner;

•	ETE and ETP and their affiliates may engage in substantial competition with Regency;

•	Neither the Regency partnership agreement nor any other agreement requires ETE or its affiliates, including ETP and SXL, to pursue a business strategy that favors Regency. The directors and officers of the general partners of ETE and ETP, as well as the directors and officers of SXL, have a fiduciary duty to make decisions in the best interest of their members, limited partners and unitholders, which may be contrary to Regency’s best interests;

•	Regency GP is allowed to take into account the interests of other parties, such as ETE, ETP and SXL and their affiliates, which has the effect of limiting its fiduciary duties to Regency’s unitholders;

•	Some of the directors and officers of ETE who provide advice to Regency also may devote significant time to the business of ETE, ETP and SXL and their affiliates and will be compensated by them for their services;

•	The Regency partnership agreement limits the liability and reduces the fiduciary duties of its general partner, while also restricting the remedies available to Regency’s unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty;

•	Regency GP determines the amount and timing of asset purchases and sales and other acquisitions, operating expenditures, capital expenditures, borrowings, repayments of debt, issuances of equity and debt securities and cash reserves, each of which can affect the amount of cash available for distribution to Regency unitholders;

•	Regency GP determines which costs, including allocated overhead costs and costs under the services agreement Regency has with ETE Services Company, LLC and Regency’s operating agreement with ETP, incurred by it and its affiliates are reimbursable by Regency; and

•	The Regency partnership agreement does not restrict Regency GP from causing Regency to pay Regency GP or its affiliates for any services rendered on terms that are fair and reasonable to Regency or entering into additional contractual arrangements, such as the services agreement Regency has with an affiliate of ETE and operating agreement with ETP, with any of these entities on Regency’s behalf.

Specifically, certain conflicts may arise as a result of Regency’s pursuing acquisitions or development opportunities that may also be advantageous to ETP. If Regency is limited in its ability to pursue such opportunities, Regency may not realize any or all of the commercial value of such opportunities. In addition, if ETP is allowed access to Regency’s information concerning any such opportunity and ETP uses this information to pursue the opportunity to Regency’s detriment, Regency may not realize any of the commercial value of this opportunity. In either of these situations, Regency’s business, results of operations and the amount of its distributions to Regency unitholders may be adversely affected. Although Regency, ETE and ETP have adopted a policy to address these conflicts and to limit the commercially sensitive information that Regency furnishes to ETE, ETP and their affiliates, Regency cannot assure unitholders that such conflicts will not occur.

Regency’s reimbursement of Regency GP’s expenses will reduce its cash available for distribution to Regency common unitholders.

Prior to making any distribution on Regency common units, Regency will reimburse Regency GP and its affiliates for all expenses they incur on Regency’s behalf. These expenses will include all costs incurred by Regency GP and its affiliates in managing and operating Regency, including costs for rendering corporate staff and support services to Regency. The reimbursement of expenses incurred by Regency GP and its affiliates could adversely affect Regency’s ability to pay cash distributions to its unitholders.

The Regency partnership agreement limits Regency GP’s fiduciary duties to its unitholders and restricts the remedies available to unitholders for actions taken by Regency GP that might otherwise constitute breaches of fiduciary duty.

The Regency partnership agreement contains provisions that reduce the standards to which Regency GP might otherwise be held by state fiduciary duty law. For example, the Regency partnership agreement:

•	permits Regency GP to make a number of decisions in its individual capacity, as opposed to its capacity as Regency’s general partner. This entitles Regency GP to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting Regency, its affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of Regency;

•	provides that Regency GP will not have any liability to Regency or Regency unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of Regency;

•	provides generally that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of Regency GP and not involving a vote of Regency unitholders must be on terms no less favorable to Regency than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to Regency, as determined by Regency GP in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” Regency GP may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to Regency; and

•	provides that Regency GP and its officers and directors will not be liable for monetary damages to Regency or its limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that Regency GP or those other persons acted in bad faith or engaged in fraud or willful misconduct.

Any Regency unitholder is bound by the provisions in the Regency partnership agreement, including those discussed above.

Regency unitholders have limited voting rights and are not entitled to elect Regency GP or the directors of its general partner.

Unlike the holders of common stock in a corporation, Regency unitholders have only limited voting rights on matters affecting Regency’s business and, therefore, limited ability to influence management’s decisions regarding Regency’s business. Regency unitholders do not elect Regency GP or the board of directors of its general partner and have no right to elect Regency GP or the board of directors of its general partner on an annual or other continuing basis. The board of directors of Regency GP is chosen by the members of Regency GP. Furthermore, if the Regency unitholders are dissatisfied with the performance of Regency GP, they will have little ability to remove Regency GP. As a result of these limitations, the price at which Regency common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if Regency unitholders are dissatisfied, they cannot remove Regency GP without its consent.

Regency unitholders may be unable to remove Regency GP without its consent because Regency GP and its affiliates own a substantial number of common units. A vote of the holders of at least 66.67% of all outstanding Regency units voting together as a single class is required to remove Regency GP. As of November 1, 2013, affiliates of Regency GP owned 27.4% of the total of Regency’s common units.

The Regency partnership agreement restricts the voting rights of those unitholders owning 20% or more of Regency’s common units.

Regency unitholders’ voting rights are further restricted by the Regency partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than Regency GP, its affiliates, their transferees, and persons who acquired such units with the prior approval of Regency GP, cannot vote on any matter. The Regency partnership agreement also contains provisions limiting the ability of Regency unitholders to call meetings or to acquire information about its operations, as well as other provisions limiting Regency unitholders’ ability to influence the manner or direction of Regency’s management.

Control of Regency GP may be transferred to a third party without unitholder consent.

Regency GP may transfer its general partner interest in Regency to a third party in a merger or in a sale of all or substantially all of its assets without the consent of Regency unitholders. Furthermore, the Regency partnership agreement does not restrict the ability of the partners of Regency GP from transferring their ownership in Regency GP to a third party. The new partners of Regency GP would then be in a position to replace the board of directors and officers of Regency GP with their own choices and to control the decisions taken by the board of directors and officers.

Regency may issue an unlimited number of additional units without unitholders’ approval, which would dilute the ownership interest of existing unitholders.

Regency GP, without the approval of Regency unitholders, may cause Regency to issue an unlimited number of additional common units or other equity securities. The issuance by Regency of additional common units or other equity securities of equal or senior rank will have the following effects:

•	Regency unitholders’ proportionate ownership interest in Regency will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of Regency common units may decline.

Regency GP has a limited call right that may require unitholders to sell their units at an undesirable time or price.

If at any time Regency GP and its affiliates own more than 80% of Regency’s common units, Regency GP will have the right, but not the obligation (which it may assign to any of its affiliates or to Regency) to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell their Regency common units at an undesirable time or price and may not receive any return on their investment. Regency unitholders may also incur a tax liability upon a sale of their units. As of November 1, 2013, affiliates of Regency GP owned 27.4% of the total number of outstanding Regency common units.

Regency unitholders may not have limited liability if a court finds that unitholder actions constitute control of Regency’s business.

Under Delaware law, a unitholder could be held liable for Regency’s obligations to the same extent as a general partner if a court determined that the right of unitholders to remove Regency GP or to take other action under the Regency partnership agreement constituted participation in the “control” of Regency’s business.

Regency GP generally has unlimited liability for Regency’s obligations, such as its debts and environmental liabilities, except for those contractual obligations that are expressly made without recourse to Regency GP. The Regency partnership agreement allows the general partner to incur obligations on Regency’s behalf that are expressly non-recourse to the general partner. Regency GP has entered into such limited recourse obligations in most instances involving payment liability and intends to do so in the future.

In addition, Section 17-607 of the Delaware LP Act provides that under some circumstances, a unitholder may be liable to Regency for the amount of a distribution for a period of three years from the date of the distribution.

Regency has a holding company structure in which its subsidiaries conduct its operations and own its operating assets. Additionally, Regency is unable to control the amounts of cash that RIGS Haynesville Partnership Co., Midcontinent Express Pipeline LLC, Lone Star NGL LLC or Ranch Westex JV LLC may distribute to Regency.

Regency is a holding company, and its subsidiaries conduct all of its operations and own all of its operating assets. Regency has no significant assets other than the partnership interests and the equity in its subsidiaries. As a result, Regency’s ability to make required payments on its debt obligations and distributions on its common units depends on the performance of Regency’s subsidiaries and their ability to distribute funds to Regency. The ability of Regency’s subsidiaries to make distributions to Regency may be restricted by, among other things, Regency’s revolving credit facility and applicable state partnership and limited liability company laws and other laws and regulations. Pursuant to Regency’s revolving credit facility, Regency may be required to establish cash reserves for the future repayment of outstanding letters of credit under the revolving credit facility. If Regency is unable to obtain the funds necessary to pay the principal amount at maturity of its debt obligations, to repurchase its debt obligations upon the occurrence of a change of control or make distributions on its common units, Regency may be required to adopt one or more alternatives, such as a refinancing of its debt obligations or borrowing funds, to make distributions on its common units. Regency cannot assure unitholders that it would be able to borrow funds to make distributions on its common units.

Additionally, the ability of Regency’s joint ventures to make distributions to Regency may be restricted by, among other things, the terms of each such entity’s partnership or limited liability company agreement, as applicable, and any debt instruments entered into by such entity as well as applicable state partnership or limited liability company laws, as applicable, and other laws and regulations. Regency does not control the amounts of cash that its joint ventures may distribute to it.

The credit and risk profile of Regency GP and its owners could adversely affect Regency’s credit ratings and profile.

The credit and business risk profiles of Regency GP, and of ETE as the indirect owner of Regency GP, may be factors in credit evaluations of Regency as a publicly traded limited partnership due to the significant influence of Regency GP and ETE over Regency’s business activities, including Regency’s cash distributions, acquisition strategy and business risk profile. Another factor that may be considered is the financial condition of Regency GP and its owners, including the degree of their financial leverage and their dependence on cash flow from Regency to service their indebtedness.

ETE has significant indebtedness outstanding and is dependent principally on the cash distributions from its general and limited partner equity interests in Regency and ETP to service such indebtedness. Any distributions by Regency to ETE will be made only after satisfying Regency’s then-current obligations to its creditors. Although Regency has taken certain steps in its organizational structure, financial reporting and contractual relationships to reflect the separateness of Regency and Regency GP from the entities that control Regency GP (ETE and its general partner), Regency’s credit ratings and business risk profile could be adversely affected if the ratings and risk profiles of such entities were viewed as substantially lower or riskier than Regency’s.

Regency’s tax treatment depends on its status as a partnership for federal income tax purposes, as well as its not being subject to a material amount of entity-level taxation by individual states or local entities. If the IRS treats Regency as a corporation or Regency becomes subject to a material amount of entity-level taxation for state or local tax purposes, it would substantially reduce the amount of cash available for payment for distributions on Regency’s common units.

The anticipated after-tax economic benefit of an investment in Regency common units depends largely on Regency being treated as a partnership for U.S. federal income tax purposes. Regency has not requested, and does not plan to request, a ruling from the IRS on this or any tax other matter affecting Regency.

Despite the fact that Regency is organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as Regency to be treated as a corporation for U.S. federal income tax purposes. Although Regency does not believe, based on its current operations, that it is or will be so treated, the IRS could disagree with the positions Regency takes or a change in Regency’s business (or a change in current law) could cause Regency to be treated as a corporation for U.S. federal income tax purposes or otherwise subject Regency to taxation as an entity.

If Regency were treated as a corporation for federal income tax purposes, Regency would pay federal income tax on its income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions to Regency’s common unitholders would generally be taxed again as corporate dividends (to the extent of Regency’s current or accumulated earnings and profits), and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon Regency as a corporation, its cash available for distribution to its common unitholders would be substantially reduced. Therefore, treatment of Regency as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of the units.

Current law may change so as to cause Regency to be treated as a corporation for federal income tax purposes or otherwise subject Regency to entity-level taxation. At the federal level, legislation has recently been considered that would have eliminated partnership tax treatment for certain publicly traded partnerships. Although such legislation would not have applied to Regency as proposed, it could be reintroduced in a manner that does apply to Regency. Regency is unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in Regency’s common units. At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, Regency is required to pay a Texas margin tax.

Imposition of such a tax on Regency by Texas, and, if applicable, by any other state, will reduce Regency’s cash available for distribution to its common unitholders.

The Regency partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects Regency to taxation as a corporation or otherwise subjects it to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be reduced to reflect the impact of that law on Regency.

A successful IRS contest of the federal income tax positions Regency takes may adversely affect the market for its common units, and the cost of any IRS contest will reduce its cash available for distribution to unitholders.

The IRS may adopt positions that differ from the positions Regency takes. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions Regency takes. A court may not agree with all of the positions Regency takes. Any contest with the IRS may materially and adversely impact the market for Regency’s common units and the price at which they trade. In addition, Regency’s costs of any contest with the IRS will be borne indirectly by its unitholders and Regency GP because the costs will reduce Regency’s cash available for distribution.

Regency unitholders may be required to pay taxes on income from Regency even if they do not receive any cash distributions from Regency.

Because Regency’s unitholders will be treated as partners to whom Regency will allocate taxable income that could be different in amount than the cash Regency distributes, they will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of Regency’s taxable income even if they receive no cash distributions from Regency. Regency’s unitholders may not receive cash distributions from Regency equal to their share of Regency’s taxable income or even equal to the tax liability that results from that income.

Tax gain or loss on the disposition of Regency common units could be more or less than expected.

If a unitholder sells his Regency common units, he will recognize a gain or loss equal to the difference between the amount realized and his tax basis in those common units. Prior distributions to a Regency unitholder in excess of the total net taxable income he was allocated for a Regency common unit, which decreased his tax basis in that common unit, will, in effect, become taxable income to him to the extent the common unit is sold at a price greater than his tax basis in that common unit, even if the price is less than his original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, because the amount realized includes a unitholder’s share of Regency’s nonrecourse liabilities, if a unitholder sells his Regency common units, he may incur a tax liability in excess of the amount of cash he receives from the sale.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning Regency common units that may result in adverse tax consequences to them.

Investment in Regency common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of Regency’s income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of Regency’s taxable income. If a Regency unitholder is a tax-exempt entity or a non-U.S. person, he should consult his tax advisor before investing in Regency common units.

Regency will treat each purchaser of Regency common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because Regency cannot match transferors and transferees of Regency common units and because of other reasons, Regency will take depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax deductions available to a Regency unitholder. It also could affect the timing of these tax deductions or the amount of gain from the sale of Regency common units and could have a negative impact on the value of Regency common units or result in audit adjustments to a unitholder’s tax returns.

Regency prorates its items of income, gain, loss and deduction between transferors and transferees of its units each month based upon the ownership of its units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among Regency’s unitholders.

Regency prorates its items of income, gain, loss and deduction between transferors and transferees of its units each month based upon the ownership of its units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. However, recently proposed Treasury Regulations provide a safe harbor for publicly traded partnerships pursuant to which a similar monthly convention is allowed. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, if the IRS were to challenge Regency’s method of allocating income, gain, loss and deduction between transferors and transferees, or new Treasury Regulations were issued, Regency may be required to change the allocation of items of income, gain, loss and deduction among its unitholders.

A Regency unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a Regency unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of Regency’s income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units.

Regency has adopted certain valuation and allocation methodologies that may result in a shift of income, gain, loss and deduction between its general partner and its unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When Regency issues additional units or engages in certain other transactions, Regency determines the fair market value of its assets and allocate any unrealized gain or loss attributable to its assets to the capital accounts of its unitholders and its general partner. Regency’s methodology may be viewed as understating the value of its assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under Regency’s current valuation methods, subsequent purchasers of Regency common units may have a greater portion of their Code Section 743(b) adjustment allocated to Regency’s tangible assets and a lesser portion allocated to its intangible assets. The IRS may challenge Regency’s valuation methods, or its allocation of the Section 743(b) adjustment attributable to its tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of Regency’s unitholders.

In addition, for purposes of determining the amount of the unrealized gain or loss to be allocated to the capital accounts of Regency’s unitholders and its general partner, Regency will reduce the fair market value of its property (to the extent of any unrealized income or gain in its property that has not previously been reflected in the capital accounts) to reflect the incremental share of such fair market value that would be attributable to the holders of Regency’s outstanding convertible redeemable preferred units if all of such convertible redeemable preferred units were converted into common units as of such date. Consequently, a holder of common units may be allocated less unrealized gain in connection with an adjustment of the capital accounts than such holder would have been allocated if there were no outstanding convertible redeemable preferred units. Following the conversion of Regency’s convertible redeemable preferred units into common units, items of gross income and gain (or gross loss and deduction) will be specially allocated to the holders of such common units to reflect differences between the capital accounts maintained with respect to such convertible redeemable preferred units and the capital accounts maintained with respect to common units. This method of maintaining capital accounts and allocating income, gain, loss and deduction with respect to the convertible redeemable preferred units is intended to comply with proposed Treasury Regulations. However, these proposed Treasury Regulations are not legally binding and are subject to change until final Treasury Regulations are issued. Accordingly, Regency may be required to change the allocation of items of income, gain, loss and deduction among its unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to Regency’s unitholders. It also could affect the amount of gain from Regency’s unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to the unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of Regency’s capital and profits interests during any twelve-month period will result in the termination of Regency for federal income tax purposes.

Regency will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been reached, multiple sales of the same unit will be counted only once. Regency’s termination would, among other things, result in the closing of its taxable year for all unitholders, which would result in Regency filing two tax returns (and its unitholders could receive two Schedules K-1 if relief from the IRS was not available, as described below) for one fiscal year. The termination could result in a deferral of depreciation deductions allowable in computing Regency’s taxable income, which could cause Regency’s unitholders to realize an increased amount of taxable income as a percentage of the cash distributed to them, Regency anticipates that the ratio of taxable income to distributions for future years will return to levels commensurate with its prior tax periods. However, any future termination of Regency could have similar consequences. Additionally, in the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Regency’s taxable year may result in more than twelve months of its taxable income or loss being includable in his taxable income for the year of termination. The position that there was a partnership termination does not affect Regency’s classification as a partnership for federal income tax purposes; however, Regency is treated as a new partnership for tax purposes. If treated as a new partnership, Regency must make new tax elections and could be subject to penalties if Regency is unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminates requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Regency unitholders may be subject to state and local taxes and tax return filing requirements.

In addition to federal income taxes, Regency unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which Regency does business or owns property, even if the unitholders do not live in any of those jurisdictions. Regency unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, Regency unitholders may be subject to penalties for failure to comply with those requirements. Regency owns assets and does business in Texas, Oklahoma, Kansas, Louisiana, West Virginia, Arkansas, Colorado, Alabama, California, Mississippi, New Mexico, Utah and Pennsylvania. Each of these states, other than Texas, currently imposes a personal income tax as well as an income tax on corporations and other entities. Texas imposes a margin tax on corporations, limited partnerships, limited liability partnerships and limited liability companies. As Regency makes acquisitions or expand its business, it may own assets or do business in additional states that impose a personal income tax. It is a unitholder’s responsibility to file all United States federal, foreign, state and local tax returns required as a result of being a unitholder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated herein by reference contain forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” or the negative of those terms or other variations of them or comparable terminology. Forward-looking statements are also found under “Proposal 1: The Merger—Unaudited Financial Projections of PVR.” In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the merger, to service debt or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of Regency or PVR to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•	the ability to complete the merger;

•	the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the merger;

•	the potential impact of the announcement or consummation of the merger on relationships, including with employees, suppliers, customers, competitors and credit rating agencies;

•	Regency’s ability to successfully integrate PVR’s operations and employees and to realize synergies and cost savings;

•	volatility in the price of oil, natural gas, NGLs and coal;

•	Regency’s and PVR’s access to capital to fund organic growth projects and acquisitions, including significant acquisitions and their ability to obtain debt or equity financing on satisfactory terms;

•	declines in the credit markets and the availability of credit for producers connected to Regency’s and PVR’s respective pipelines and gathering and processing facilities, and for customers of Regency’s contract services business;

•	the level of creditworthiness of, and performance by, the customers and counter parties of Regency and PVR and the coal lessees of PVR, including PVR’s lessees’ ability to satisfy their royalty, environmental, reclamation and other obligations to PVR and others;

•	the use of derivative financial instruments to hedge commodity and interest rate risks;

•	the amount of collateral required to be posted from time to time in transactions;

•	changes in commodity prices and the projected demand for and supply of natural gas, NGLs and coal, interest rates and demand for the services of Regency and PVR;

•	any impairment write-downs of Regency’s or PVR’s assets;

•	changes in governmental regulation or enforcement practices the midstream sector of the natural gas industry and the coal industry, especially with respect to environmental, health and safety matters, including with respect to emissions levels applicable to coal-burning power generators and permissible levels of mining runoff;

•	operating risks, including unanticipated geological problems, incidental to PVR’s Eastern Midstream and Midcontinent Midstream and Coal and Natural Resource Management businesses;

•	the ability of PVR’s lessees to produce sufficient quantities of coal on an economic basis from its reserves and obtain favorable contracts for such production;

•	the occurrence of unusual weather and other natural phenomena or operating conditions including force majeure events;

•	delays in anticipated start-up dates of new development in PVR’s Eastern Midstream and Midcontinent Midstream businesses and PVR’s lessees’ mining operations and related coal infrastructure projects;

•	environmental risks affecting the production, gathering and processing of natural gas or the mining of coal reserves;

•	industry changes including the impact of consolidations and changes in competition among natural gas midstream companies and among producers in the coal industry generally;

•	the ability of Regency and PVR to acquire natural gas midstream assets and new sources of natural gas supply and connections to third-party pipelines on satisfactory terms;

•	the ability of Regency and PVR to retain existing or acquire new natural gas midstream customers and coal lessees;

•	the extent to which the amount and quality of actual production of PVR’s coal differs from estimated recoverable coal reserves;

•	regulation of transportation rates on Regency’s and PVR’s natural gas and NGL pipelines;

•	the ability to obtain indemnification related to cleanup liabilities and to clean up any released hazardous materials on satisfactory terms;

•	the ability to obtain required approvals for construction or modernization of Regency’s and PVR’s facilities and the timing of production from such facilities;

•	uncertainties relating to the effects of regulatory guidance on permitting under the Clean Water Act and the outcome of current and future litigation regarding mine permitting;

•	risks and uncertainties relating to general domestic and international economic (including inflation, interest rates and financial and credit markets) and political conditions;

•	the effect of accounting pronouncements issued periodically by accounting standard setting boards; and

•	unfavorable results of litigation and the fruition of contingencies referred to in the notes to the financial statements contained in the reports incorporated by reference into this proxy statement/prospectus.

Unless expressly stated otherwise, forward-looking statements are based on the expectations and beliefs of the respective managements of Regency and PVR, based on information currently available, concerning future events affecting Regency and PVR. Although Regency and PVR believe that these forward-looking statements are based on reasonable assumptions, they are subject to uncertainties and factors related to Regency’s and PVR’s operations and business environments, all of which are difficult to predict and many of which are beyond Regency’s and PVR’s control. Any or all of the forward-looking statements in this proxy statement/prospectus may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. The foregoing list of factors should not be construed to be exhaustive. Many factors mentioned in this proxy statement/prospectus, including the risks outlined under the caption “Risk Factors” contained in Regency’s and PVR’s Exchange Act reports incorporated herein by reference, will be important in determining future results, and actual future results may vary materially. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on Regency’s or PVR’s results of operations, financial condition, cash flows or distributions. In view of these uncertainties, Regency and PVR caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Regency and PVR undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

THE PARTIES

Regency Energy Partners LP

Regency Energy Partners LP is a limited partnership formed in Delaware in 2005 with common units traded on the NYSE under the symbol “RGP.” Regency is a growth-oriented limited partnership engaged in the gathering and processing, compression, treating and transportation of natural gas and the transportation, fractionation and storage of NGLs.

Regency focuses on providing midstream services in some of the most prolific natural gas producing regions in the United States, including the Eagle Ford, Haynesville, Barnett, Fayetteville, Marcellus, Utica, Bone Spring, Avalon and Granite Wash shales. Regency’s assets are primarily located in Texas, Louisiana, Arkansas, Pennsylvania, California, Mississippi, Alabama, New Mexico and the mid-continent region of the United States, which includes Kansas, Colorado and Oklahoma.

Regency divides its operations into five business segments:

•	Gathering and Processing—Regency provides “wellhead-to-market” services to producers of natural gas, which include transporting raw natural gas from the wellhead through gathering systems, processing raw natural gas to separate NGLs from the raw natural gas and selling or delivering the pipeline-quality natural gas and NGLs to various markets and pipeline systems. This segment also includes Regency’s 33.33% membership interest in Ranch JV, which processes natural gas delivered from the NGLs-rich Bone Spring and Avalon shale formations in west Texas.

•	Natural Gas Transportation—Regency owns a 49.99% general partner interest in HPC, which owns RIGS, a 450-mile intrastate pipeline that delivers natural gas from northwest Louisiana to downstream pipelines and markets, and a 50% membership interest in MEP, which owns an interstate natural gas pipeline with approximately 500 miles stretching from southeast Oklahoma through northeast Texas, northern Louisiana and central Mississippi to an interconnect with the Transcontinental Gas Pipe Line system in Butler, Alabama. This segment also includes Gulf States, which owns a 10-mile interstate pipeline that extends from Harrison County, Texas to Caddo Parish, Louisiana.

•	NGL Services—Regency owns a 30% membership interest in Lone Star, an entity owning a diverse set of midstream energy assets including pipelines, storage, fractionation and processing facilities located in the states of Texas, Mississippi and Louisiana.

•	Contract Services—Regency owns and operates a fleet of compressors used to provide turn-key natural gas compression services for customer specific systems. Regency also owns and operates a fleet of equipment used to provide treating services, such as carbon dioxide and hydrogen sulfide removal, natural gas cooling, dehydration and BTU management.

•	Corporate—The corporate segment comprises Regency’s corporate offices.

Regency GP is the general partner of Regency, and Regency GP has direct responsibility for conducting Regency’s business and for managing its operations. Because Regency GP is a limited partnership, its general partner, Regency GP LLC, is ultimately responsible for the business and operations of Regency GP and conducts its business and operations.

The address of Regency’s and Regency GP’s principal executive offices is 2001 Bryan Street, Suite 3700, Dallas, Texas 75201, and the telephone number at this address is (214) 750-1771.

PVR Partners, L.P.

PVR Partners, L.P. is a Delaware limited partnership principally engaged in the gathering and processing of natural gas and the management of coal and natural resource properties in the United States. PVR’s assets are primarily located in Pennsylvania, Texas, Oklahoma and West Virginia. PVR currently conducts operations in three business segments which are as follows:

•	Eastern Midstream—Engaged in providing natural gas gathering, and other related services in Pennsylvania and West Virginia. In addition, PVR owns membership interests in a joint venture that transports fresh water to natural gas producers.

•	Midcontinent Midstream—Engaged in providing natural gas processing, gathering services, and other related services.

•	Coal and Natural Resource Management—Primarily involves the management and leasing of coal properties and the subsequent collection of royalties. It also earn revenues from other land management activities, such as selling standing timber, leasing coal-related infrastructure facilities and collecting oil and gas royalties.

PVR GP, LLC, a Delaware limited liability company and a wholly owned subsidiary of PVR, is PVR’s general partner.

PVR’s common units are traded on the NYSE under the symbol “PVR.”

The principal executive offices of PVR are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 301, Radnor, Pennsylvania 19087, its telephone number is (610) 975-8200.

THE PVR SPECIAL MEETING

PVR is providing this proxy statement/prospectus to its unitholders in connection with the solicitation of proxies to be voted at the special meeting of unitholders that PVR has called for, among other things, the purpose of holding a vote upon a proposal to adopt the merger agreement and the transactions contemplated thereby and at any adjournment or postponement thereof. This proxy statement/prospectus constitutes a prospectus for Regency in connection with the issuance by Regency of its common units in connection with the merger. This proxy statement/prospectus is first being mailed to PVR’s unitholders on or about [            ], and provides PVR unitholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of PVR unitholders.

Date, Time and Place

The special meeting will be held at [            ], on [            ], at [            ] a.m., local time.

Purpose

At the special meeting, PVR unitholders will be asked to vote solely on the following proposals:

•	Proposal 1: to adopt the merger agreement and the transactions contemplated thereby;

•	Proposal 2: to approve the adjournment of the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

•	Proposal 3: to approve, on an advisory (non-binding) basis, the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger.

PVR GP’s Board Recommendation

The board of directors of PVR GP recommends that unitholders of PVR vote:

•	Proposal 1: “FOR” adoption of the merger agreement and the transactions contemplated thereby;

•	Proposal 2: “FOR” any adjournment of the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

•	Proposal 3: “FOR” the approval on an advisory (non-binding) basis the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger.

The board of directors of PVR GP unanimously (i) determined that the merger agreement and the merger are advisable and in the best interests of PVR and its unitholders, (ii) approved the merger and the merger agreement and (iii) resolved to recommend adoption of the merger agreement and the transactions contemplated thereby to the PVR unitholders. See “Proposal 1: The Merger—Recommendation of PVR GP’s Board of Directors and Its Reasons for the Merger.”

In considering the recommendation of PVR GP’s board of directors with respect to the merger agreement and the transactions contemplated thereby, you should be aware that some of PVR’s directors and executive officers may have interests that are different from, or in addition to, the interests of PVR unitholders more generally. See “Proposal 1: The Merger—Interests of Directors and Executive Officers of PVR in the Merger.”

PVR Record Date; Outstanding Units; Units Entitled to Vote

The record date for the PVR special meeting is [            ],[            ]. Only PVR unitholders of record at the close of business on the record date will be entitled to receive notice of and to vote at the special meeting or any adjournment or postponement of the meeting.

As of the close of business on the record date of [            ], [            ], there were [            ] PVR common units and [            ] Class B units outstanding and entitled to vote at the meeting. Each PVR common unit and each Class B unit is entitled to one vote.

If at any time any person or group (other than PVR GP and its affiliates) beneficially owns 20% or more of any class of PVR units, such person or group loses voting rights on all of its units and such units will not be considered “outstanding.” This loss of voting rights does not apply to (i) any person or group who acquired 20% or more of any class of PVR units from PVR GP or its affiliates, (ii) any person or group who directly or indirectly acquired 20% or more of any class of PVR units from that person or group described in clause (i) provided PVR GP notified such transferee that such loss of voting rights did not apply, (iii) any person or group who acquired 20% or more of any class of units issued by PVR with the prior approval of PVR GP’s board of directors or (iv) the Class B units or the PIK units in respect thereof.

A complete list of PVR unitholders entitled to vote at the PVR special meeting will be available for inspection at the principal place of business of PVR during regular business hours for a period of no less than ten days before the special meeting and at the place of the PVR special meeting during the meeting.

Quorum

A quorum of unitholders is required to adopt the merger agreement at the special meeting, but not to approve any adjournment of the meeting. At least a majority of the outstanding PVR common units and Class B units, voting together as a single class, must be represented in person or by proxy at the meeting in order to constitute a quorum. Any abstentions and broker non-votes will be counted in determining whether a quorum is present at the special meeting.

Required Vote

To adopt the merger agreement and the transactions contemplated thereby, holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, must vote in favor of adoption of the merger agreement and the transactions contemplated thereby. Because approval is based on the affirmative vote of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, a PVR unitholder’s failure to submit a proxy card or to vote in person at the special meeting or an abstention from voting, or the failure of a PVR unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” adoption of the merger agreement and the transactions contemplated thereby.

To approve the adjournment of the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting and if a quorum is present at the meeting, holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, must vote in favor of the proposal; provided that, if a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding PVR common units and Class B units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class, is required to approve the proposal. Because approval of this proposal is based on the affirmative vote of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, a PVR unitholder’s failure to vote, an abstention from voting or the failure of a PVR unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” approval of this proposal.

To approve, on an advisory (non-binding) basis, the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger, holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, must vote in favor of the proposal. Because approval of this proposal is based on the affirmative vote of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, a PVR unitholder’s failure to vote, an abstention from voting or the failure of a PVR unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” approval of this proposal.

Unit Ownership of and Voting by PVR’s Directors and Executive Officers

At the close of business on the record date for the special meeting, PVR’s directors and executive officers and their affiliates beneficially owned and had the right to vote [            ] PVR units at the special meeting, which represents approximately [            ]% of the PVR units entitled to vote at the special meeting. It is expected that PVR’s directors and executive officers will vote their units “FOR” the adoption of the merger agreement and the transactions contemplated thereby, although none of them has entered into any agreement requiring them to do so.

Voting of Units by Holders of Record

If you are entitled to vote at the special meeting and hold your units in your own name, you can submit a proxy or vote in person by completing a ballot at the special meeting. However, PVR encourages you to submit a proxy before the special meeting even if you plan to attend the special meeting in order to ensure that your units are voted. A proxy is a legal designation of another person to vote your PVR units on your behalf. If you hold units in your own name, you may submit a proxy for your units by:

•	calling the toll-free number specified on the enclosed proxy card and follow the instructions when prompted;

•	accessing the Internet website specified on the enclosed proxy card and follow the instructions provided to you; or

•	filling out, signing and dating the enclosed proxy card and mailing it in the prepaid envelope included with these proxy materials.

When a unitholder submits a proxy by telephone or through the Internet, his or her proxy is recorded immediately. PVR encourages its unitholders to submit their proxies using these methods whenever possible. If you submit a proxy by telephone or the Internet website, please do not return your proxy card by mail.

All units represented by each properly executed and valid proxy received before the special meeting will be voted in accordance with the instructions given on the proxy. If a PVR unitholder executes a proxy card without giving instructions, the PVR units represented by that proxy card will be voted as PVR GP’s board of directors recommends, which is:

•	Proposal 1: “FOR” the adoption of the merger agreement and the transactions contemplated thereby;

•	Proposal 2: “FOR” the approval of the adjournment of the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

•	Proposal 3: “FOR” the approval, on an advisory (non-binding) basis, of the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger.

Your vote is important. Accordingly, please submit your proxy by telephone, through the Internet or by mail, whether or not you plan to attend the meeting in person. Proxies must be received by [            ] p.m., Eastern Time, on [            ].

Voting of Units Held in Street Name

If your units are held in an account at a broker or through another nominee, you must instruct the broker or other nominee on how to vote your units by following the instructions that the broker or other nominee provides to you with these proxy materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, your units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. In these cases, the broker or other nominee can register your units as being present at the special meeting for purposes of determining a quorum, but will not be able to vote your units on those matters for which specific authorization is required. Under the current rules of the NYSE, brokers do not have discretionary authority to vote on any of the proposals agreement. Therefore, a broker non-vote will have the same effect as a vote “AGAINST” adoption of the merger agreement and the transactions contemplated thereby, the adjournment proposal and the related compensation proposal.

If you hold units through a broker or other nominee and wish to vote your units in person at the special meeting, you must obtain a proxy from your broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy and/or change your vote at any time before your proxy is voted at the special meeting. If you are a unitholder of record, you can do this by:

•	sending a written notice, no later than the Telephone/Internet deadline, to PVR at Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087, Attn: Corporate Secretary, that bears a date later than the date of the proxy and is received prior to the special meeting and states that you revoke your proxy;

•	submitting a valid, later-dated proxy by mail, telephone or Internet that is received prior to the special meeting; or

•	attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your units through a broker or other nominee, you must follow the directions you receive from your broker or other nominee in order to revoke your proxy or change your voting instructions.

Solicitation of Proxies

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by PVR GP’s board of directors to be voted at the PVR special meeting. PVR will bear all costs and expenses in connection with the solicitation of proxies. PVR has engaged [            ] to assist in the solicitation of proxies for the meeting and PVR estimates it will pay [            ] a fee of approximately $[            ] for these services. PVR has also agreed to reimburse [            ] for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify [            ] against certain losses, costs and expenses. In addition, PVR may reimburse brokerage firms and other persons representing beneficial owners of PVR common units for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of PVR’s directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

Unitholders should not send unit certificates with their proxies. A letter of transmittal and instructions for the surrender of PVR common unit certificates will be mailed to PVR unitholders shortly after the completion of the merger.

No Other Business

Under the PVR partnership agreement, the business to be conducted at the special meeting will be limited to the purposes stated in the notice to PVR unitholders provided with this proxy statement/prospectus.

Adjournments

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by the chairman of PVR GP’s board of directors or with the approval of at least a majority of the votes present in person or by proxy at the time of the vote, whether or not a quorum exists. PVR is not required to notify unitholders of any adjournment of 45 days or less if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, PVR may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by PVR unitholders for use at the special meeting will be used at any adjournment or postponement of the meeting. References to the PVR special meeting in this proxy statement/prospectus are to such special meeting as adjourned or postponed.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact [            ] toll-free at [            ] (banks and brokers call collect at [            ]).

PROPOSAL 1: THE MERGER

This section of the proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the merger agreement and an amendment thereto (which are attached as Annexes A-1 and A-2), for a more complete understanding of the merger. In addition, important business and financial information about each of Regency and PVR is included in or incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information.”

Effect of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of PVR with and into Regency. Regency, which is sometimes referred to following the merger as the surviving entity, will survive the merger, and the separate limited partnership existence of PVR will cease. After the completion of the merger, the certificate of limited partnership of Regency in effect immediately prior to the effective time will be the certificate of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law, and the Regency partnership agreement in effect immediately prior to the effective time will be the agreement of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law.

The merger agreement provides that, at the effective time, each PVR common unit and Class B unit issued and outstanding or deemed issued and outstanding as of immediately prior to the effective time will be converted into the right to receive (i) 1.020 Regency common units and (ii) an amount of cash equal to the difference (if positive) between (x) the PVR annualized distribution and (y) the Regency adjusted annualized distribution. The PVR annualized distribution is the product of four times the amount of the quarterly cash distribution most recently declared by PVR prior to the closing of the merger. The Regency adjusted annualized distribution is the product of four times the amount of the quarterly cash distribution most recently declared by Regency prior to the closing of the merger, multiplied by the exchange ratio of 1.020. This one-time cash payment is estimated to equal approximately $40 million in the aggregate. Any PVR securities that are owned by PVR or Regency or any of their respective subsidiaries immediately prior to the effective time will be cancelled without any conversion or payment of consideration in respect thereof. Regency’s common units had a value of $[            ] per unit, based on the closing price of Regency common units as of [            ].

Because the exchange ratio was fixed at the time the merger agreement was executed and because the market value of Regency common units and PVR common units will fluctuate prior to the consummation of the merger, PVR unitholders cannot be sure of the value of the merger consideration they will receive relative to the value of PVR common units that they are exchanging. For example, decreases in the market value of Regency common units will negatively affect the value of the merger consideration that they receive, and increases in the market value of PVR common units may mean that the merger consideration that they receive will be worth less than the market value of the common units of PVR such unitholders are exchanging. See “Risk Factors—Risk Factors Relating to the Merger—Because the exchange ratio is fixed and because the market price of Regency common units will fluctuate prior to the consummation of the merger, PVR unitholders cannot be sure of the market value of the Regency common units they receive as merger consideration relative to the value of PVR common units they exchange.”

Regency will not issue any fractional units in the merger. Instead, each holder of PVR common units that are converted pursuant to the merger agreement who otherwise would have received a fraction of a Regency common unit will be entitled to receive, from the exchange agent appointed by Regency pursuant to the merger agreement, a cash payment in lieu of such fractional units representing such holder’s proportionate interest in the proceeds from the sale by the exchange agent of the number of excess Regency common units represented by the aggregate amount of fractional Regency common units.

Except as otherwise expressly provided in the original grant terms of a particular award, each phantom PVR common unit that was granted under a PVR equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such phantom PVR common unit, will at the effective time vest in full (in the case of performance-based phantom PVR common units, based on achievement of target level of performance), the restrictions with respect thereto will lapse, and each PVR common unit deemed to be issued in settlement thereof will be deemed issued and outstanding as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any then-accumulated distribution equivalents payable pursuant to distribution equivalent rights with respect to each phantom PVR common unit that vests in accordance with the merger agreement will at the effective time and without any action on the part of any holder thereof vest in full and become immediately payable in cash in accordance with the terms of the merger agreement. Each restricted PVR common unit that is outstanding immediately prior to the effective time will vest in full and the restrictions with respect thereto will lapse, and each restricted PVR common unit will be treated as an issued and outstanding common unit and will be converted into the right to receive the merger consideration. Each deferred PVR common unit that is outstanding immediately prior to the effective time will lapse, and each deferred PVR common unit shall be treated as an issued and outstanding PVR common unit as of immediately prior to the effective time.

See the section entitled “The Merger Agreement” for further information.

Background of the Merger

PVR’s management and the board of directors of PVR GP (the “Board”) regularly review and discuss PVR’s financial position, results of operations, growth strategies and other matters with the intent to maximize value for PVR’s unitholders. At several board meetings in 2012, management and the Board discussed certain adverse developments indicating that the future growth prospects in PVR’s coal royalty business segment, which represented at the time a majority of PVR’s EBITDA, were limited and that increased regulatory focus on the coal industry presented a risk of further adverse effects on that business in the future. Accordingly, the Board, upon management’s recommendation, determined to shift PVR’s business focus more to natural gas gathering, transportation and processing in major shale basins in the United States while maintaining PVR’s coal assets. At that time PVR had natural gas gathering and processing facilities in Texas and Oklahoma, and was in the process of constructing, owning and operating a natural gas gathering and transportation system in Lycoming County, Pennsylvania.

In furtherance of this strategy, PVR actively pursued both acquisition opportunities and greenfield development projects in the major shale basins in the United States. During 2012 and early 2013, various investment banks approached PVR’s management with potential strategic growth initiatives, including asset acquisitions and general business combination possibilities. Management evaluated these ideas and pursued several of the asset acquisition opportunities. In 2012, PVR completed a significant acquisition of Chief Gathering, LLC, a pipeline company with significant gathering assets in Pennsylvania and West Virginia, substantially growing PVR’s presence in the Marcellus Shale. PVR also actively evaluated several significant acquisition opportunities in 2012 and 2013 in the Marcellus, Eagle Ford and Niobrara regions, but ultimately determined that the strong competition for acquisitions had driven prices to the point that most were not financially attractive to PVR. Management did not at that time actively pursue any business combination possibilities.

Since the Chief Gathering acquisition, while PVR continued to evaluate acquisition opportunities pursuant to further directions from the Board, PVR focused more on developing greenfield opportunities associated with its Lycoming County, Pennsylvania gathering and trunkline systems, and its gathering systems in Bradford, Susquehanna, Sullivan, Greene and Wyoming counties in Pennsylvania. Additionally, in 2013 PVR announced a greenfield pipeline development project in the Utica Shale in eastern Ohio.

At several Board meetings during 2012 and 2013, the Board discussed the possibility of financing a portion of PVR’s future capital needs from a sale of all or a portion of its coal business and/or a portion of its gas gathering and processing assets in Texas and Oklahoma. The Board indicated continuing interest in those possibilities.

In late 2012, PVR entered into discussions with a party (“Company A”) that was interested in potentially purchasing PVR’s coal business. Management determined to engage in discussions with Company A to determine if the value of the coal business could support a sale of the business while not adversely impacting the value of PVR or impacting PVR’s then current distribution. On December 10, 2012, PVR executed a confidentiality agreement with Company A and began to share due diligence information to facilitate an evaluation of the coal business. In March 2013, Company A provided PVR with a valuation range that management concluded was not acceptable to PVR. On July 2, 2013, PVR executed a confidentiality agreement with another party (“Company B”) and PVR provided information to facilitate Company B’s evaluation of PVR’s coal business. In August 2013, Company B provided PVR with an oral valuation range for the coal business that management concluded was not acceptable to PVR. In June 2013, PVR met with representatives of another party (“Company C”) to discuss a possible purchase of PVR’s coal business. On June 20, 2013, PVR entered into a confidentiality agreement with Company C and provided Company C with information to facilitate its evaluation of PVR’s coal business. In August 2013, Company C provided PVR with a preliminary valuation range that management concluded was not acceptable to PVR.

In January 2013, PVR retained Evercore Partners (“Evercore”) as a financial advisor to assist in evaluating strategic alternatives. PVR’s management provided Evercore with detailed financial information regarding PVR’s various business segments, including projected cash flows, expected growth projects, capital investment necessary to fund the growth projects, and projected debt and equity issuances necessary to fund PVR’s capital investments. Based on this information and extensive discussions with management, Evercore analyzed several strategic alternatives for PVR.

On July 23, 2013, at a regularly scheduled quarterly meeting of the Board, Evercore reviewed its analysis of PVR, including a preliminary valuation of each of PVR’s business segments—coal, Midcontinent midstream and Eastern midstream—utilizing several valuation methodologies, as well a sum of the parts valuation for PVR. Evercore’s evaluation used management’s projection of 2014 adjusted EBITDA, Distributable Cash Flow (“DCF”) and DCF per PVR common unit of $419 million, $279 million and $2.23 respectively and 2015 adjusted EBITDA, DCF and DCF per PVR common unit of $503 million, $357 million and $2.56, respectively. Evercore also evaluated several strategic alternatives including divesting the coal business, contributing the coal assets to a joint venture with another coal company, divesting the Midcontinent midstream business, and forming a joint venture with another midstream company in the Midcontinent. Evercore’s analysis suggested that there were significant challenges to divesting the coal or Midcontinent business segments, as well as contributing those businesses to a joint venture. In particular, the proceeds from the sale of either of those businesses, and the loss of the DCF associated with those businesses, would not likely be sufficient to enable PVR to maintain its existing annual per unit distribution of $2.20.

Finally, Evercore evaluated a business combination with each of eight midstream MLPs that management and Evercore thought might be possible candidates for a business combination. In analyzing a theoretical transaction with each of the eight, Evercore ran two acquisition scenarios assuming a 15% and 30% premium paid to PVR unitholders over PVR’s $27.88 unit price at the time. Of the eight combinations that Evercore analyzed, based on a number of business assumptions, four potential candidates were believed to be able to pay a 30% premium to PVR’s then-current unit price while achieving accretion to distributable cash flow for their respective unitholders. Based on management’s knowledge of the four companies with accretion and discussions with Evercore, management advised the Board that it believed that two of the four were pursuing growth strategies that would not likely include a potential combination with PVR and as such they would have difficulty executing a combination transaction attractive to PVR. Further, PVR management advised the Board that it had been informed by investment bankers familiar with another of the four companies that that company would not be interested in PVR because of its coal business. After discussion with management and Evercore, the Board concluded, based on a number of factors, that it was in the best interests of PVR and its unitholders that PVR continue with its current strategy and not commence a process to sell all or part of its business. However, in order not to foreclose any attractive opportunities, the Board authorized management to remain open to private discussions of potential combination transactions with companies that management, after consultation with PVR’s advisors, believed might make a good strategic partner. The Board also directed management to continue to explore, as it had been doing, other strategic alternatives, including sale of the coal business or a joint venture in the Midcontinent region.

In mid-July 2013, representatives of Citigroup Global Markets Inc. (“Citi”) contacted William H. Shea, Jr., PVR’s chief executive officer, and Robert B. Wallace, PVR’s chief financial officer to discuss the possibility of a merger between PVR and Regency. Citi, which has existing investment banking relationships with both PVR and Regency, had contacted PVR on its own initiative and not at the request of Regency and inquired whether PVR was interested in meeting with Regency representatives to discuss a possible business combination. PVR’s management asked Citi to arrange a meeting with Regency.

The initial meeting was scheduled for July 31, 2013 between Mr. Shea and Michael J. Bradley, Regency’s chief executive officer, in New York, but was canceled and rescheduled for August 22, 2013 in Las Vegas, where both Mr. Shea and Mr. Bradley were scheduled to present at Citi’s MLP investor conference. In anticipation of that meeting, a representative of Citi met with Mr. Wallace on August 8, 2013 to further discuss a possible transaction, and followed up on August 13, 2013 by providing Messrs. Shea and Wallace with additional background information.

On August 7, 2013, Mr. Shea met in Philadelphia with senior executives, including the chief executive officer, of an MLP with gathering and processing assets (“Company X”). The purpose of the meeting was to discuss possible joint venture opportunities between PVR and Company X in the Midcontinent region, as well as joint business opportunities in Lycoming County, Pennsylvania. During the course of the meeting, Mr. Shea inquired whether Company X would be interested in considering a combination transaction. The chief executive officer of Company X indicated that Company X would not be interested in such a transaction as long as PVR owned its coal business. Mr. Shea indicated that PVR currently was working with several parties that might have interest in the coal business, in which case further discussions with Company X could prove to be productive. The parties agreed that the next steps included putting in place an appropriate confidentiality agreement that would cover both business opportunities in the Midcontinent and a potential combination transaction in the event PVR divested the coal business.

On August 22, 2013, Messrs. Shea and Wallace and Mark D. Casaday, PVR’s executive vice president and chief operating officer-midstream met with Mr. Bradley and Thomas L. Long, Regency’s executive vice president and chief financial officer, in Las Vegas, together with representatives of Citi, to discuss a possible business combination of the two companies. They discussed the relative benefits of such a transaction, including the increased geographic diversity, the increased financial capabilities and stability, the expanded growth opportunities, and the operational synergies of a combined organization. Regency also indicated that a joint venture of the companies’ Midcontinent midstream assets was not likely to be of interest to Regency, but a business combination of both companies was of interest. At the conclusion of the meeting, the representatives of both companies determined that further discussions and an exchange of business information were merited, and that the first step would be for the companies to execute a confidentiality agreement.

On August 26, 2013, Regency retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BAML”) to assist in its evaluation of a proposed transaction with PVR.

On August 28, 2013, following negotiation of appropriate terms, PVR and Regency executed a confidentiality agreement. On August 30, 2013, following negotiation of appropriate terms, PVR and Company X executed a confidentiality agreement. Both confidentiality agreements contained “standstill” terms.

Also on August 28, 2013, Mr. Shea called PVR’s Chairman of the Board to update him on the preliminary discussions with both Regency and Company X and to inform him that management intended to continue discussions with both companies. PVR’s Chairman suggested that Mr. Shea arrange a call with the entire Board to provide the members with an update.

On August 29, 2013, PVR’s CEO telephoned Mr. Bradley to discuss next steps and the process for continuing the discussions concerning a possible combination transaction. They agreed to meet in Dallas on September 9, 2013, together with the companies’ respective management teams and financial advisors, at which time each company would make presentations concerning its respective business operations, future growth projects and financial projections and provide the other with a five-year financial model. It was also agreed that the goal of the meeting would be to provide a sufficient basis to enable Regency to propose a preliminary evaluation of PVR and a range of exchange ratios in a unit-for-unit transaction in which Regency would acquire PVR. In addition, Regency would provide PVR with sufficient information to enable PVR to evaluate the financial prospects for a combined organization. PVR would then determine whether to continue discussions and provide Regency with more detailed information, and receive more detailed information from Regency.

Due to scheduling constraints among the directors of PVR, Mr. Shea spoke by phone to each of the directors over the period August 30 through September 4, 2013, to brief all of the directors on his discussions with Regency and Company X, as well as update them on the separate discussions PVR had conducted with several potential purchasers of the coal business. He informed the directors that the indications of interest for the coal business received from Companies A, B and C were in a range such that a transaction at those prices was not, in management’s opinion, in the best interest of PVR. He informed the directors that he and other representatives of PVR and Citi would be meeting with representatives of Regency in Dallas on September 9, 2013 and shared with the directors the goals of that meeting. The directors authorized Mr. Shea to move forward with the September 9 meeting and keep the Board apprised of the results of the meetings and any subsequent developments.

On September 9, 2013, Mr. Shea and other senior officers of PVR, together with representatives of Citi, met in Dallas in the offices of Baker Botts L.L.P., legal advisors for Regency, with Mr. Bradley and other officers and employees of Regency and two representatives of Regency’s sponsor, together with representatives of BAML, Regency’s financial advisor. PVR presented its business, including a review of PVR’s existing coal, Midcontinent midstream, and Eastern midstream assets, as well as PVR’s future expected growth projects. PVR also reviewed the financial projections prepared by PVR management for the business for the next five years as detailed in PVR’s financial model (“Case 1”) provided to Regency. PVR provided Regency with copies of its presentation and Case 1. Case 1 assumed that all of PVR’s various growth projects are completed on time and on budget. Case 1 projected PVR’s 2014 adjusted EBITDA to be $442 million and 2015 adjusted EBITDA to be $574 million. Following PVR’s presentation, Regency made a presentation of its business, including a review of its existing midstream business, its joint ventures and its future growth projects. Regency also reviewed the financial projections for its business as detailed in Regency’s financial model provided to PVR. Regency provided PVR with written and electronic copies of its presentation and financial model. Following the presentations, the parties discussed next steps. It was decided that Messrs. Wallace and Long, together with PVR’s and Regency’s respective finance teams and financial advisors, would speak by conference call on September 11, 2013, after each group had additional time to review the other’s financial model, to discuss the models, answer any questions and request additional information as necessary. Further, it was agreed that after the follow-up call among the financial teams, Regency would orally provide PVR on or about September 16, 2013 with an indication of Regency’s valuation of PVR and a range of exchange ratios Regency would be prepared to discuss in a possible unit-for-unit sale transaction.

On September 10, 2013, Mr. Shea and other executives of PVR had a call with a representative of Company X to discuss possible transactions between PVR and Company X. The representative confirmed Company X’s position, first communicated to PVR at the August 2013 meeting in Philadelphia, that Company X was interested in exploring joint venture opportunities with PVR in the Midcontinent and the Marcellus and Utica shale regions, as well as a sale transaction for all or a portion of PVR’s midstream natural gas assets, but that Company X was not interested in a combination transaction that involved PVR’s coal business. Mr. Shea informed the representative of Company X that PVR was not interested in selling its midstream assets in the Marcellus and Utica shale regions, that PVR was interested in exploring a joint venture opportunity in the Midcontinent regions, and that PVR’s discussions with potential purchasers of the coal business were progressing more slowly than anticipated so that if Company X was not interested in a combination transaction that included the coal business, the parties should discontinue those discussions. The representative of Company X agreed that discussions of a possible combination transaction would not likely be productive for so long as PVR owned its coal business.

On September 11, 2013, Mr. Bradley and Mr. Shea spoke by telephone to confirm that the process was advancing as discussed at the meeting on September 9, 2013 and that Regency expected to be able to provide PVR with an initial valuation and range of exchange ratios by September 16, 2013.

On September 12, 2013, Bruce Davis, executive vice president and general counsel of PVR, and Frances Kilborne, assistant general counsel of Regency, had a telephone call to discuss amending the confidentiality agreement between the parties to permit Regency to share PVR’s confidential information with Regency’s financial advisors and an independent petroleum engineering consultant. The confidentiality agreement was amended on September 13, 2013.

On September 13, 2013, Mr. Shea and certain officers of PVR had a telephone call with representatives of Citi to update Citi on PVR’s review of Regency’s information. PVR told Citi that to date there was nothing to indicate that Regency would not be a suitable merger partner.

Later on September 13, 2013, Mr. Shea spoke by telephone with Mr. Bradley to confirm that the process they had previously outlined was on track. Mr. Bradley indicated that the Regency Board was scheduled to meet on September 16, 2013 to discuss a possible transaction with PVR and that depending on the outcome of that meeting Regency might be in a position to provide PVR with a preliminary indication of valuation and a range of exchange ratios. Mr. Shea indicated to Mr. Bradley that September 16 was not a hard date and that if Regency needed additional time it was more important that Regency properly assess PVR’s value than it was for PVR to receive a hastily prepared valuation.

On September 16, 2013, Mr. Bradley called Mr. Shea to inform him that the board of Regency’s general partner had met and discussed a possible combination transaction with PVR. Mr. Bradley indicated that the board remained interested in pursuing a transaction and had requested that Regency’s management conduct some additional analyses before determining a range of exchange ratios to present to PVR. He also indicated the board of Regency’s general partner was scheduled to meet again on September 17, 2013.

On September 17, 2013, Mr. Bradley called Mr. Shea and shared Regency’s view of the benefits to the unitholders of both Regency and PVR from a combined organization, including the enhanced scale, the expanded geographic scope of operations, the increased basin diversity, the expected enhanced credit metrics and ratings of a larger, more diverse company, and operational and financial synergies. He noted, however, that Regency and its gas reserve consultant were having difficulty confirming PVR’s forecast of initial production and expected ultimate reserves of natural gas in PVR’s Eastern midstream segment and would need to follow up with PVR on these issues. He indicated that based on the limited review to date, and subject to confirmatory diligence, Regency was prepared to discuss an exchange ratio in the range of 1.02 to 1.06 units of Regency for each unit of PVR, based on Regency’s closing price on September 13, 2013. Mr. Shea indicated that PVR appreciated Regency’s efforts to provide an initial valuation in a timely fashion and that PVR management would analyze and consider the preliminary proposal with the Board.

On September 18, 2013, PVR management met with representatives of Citi to discuss PVR, Regency and the combined organization. PVR also asked Citi to assist PVR in evaluating other entities that might be interested in acquiring PVR and the consideration that these entities might be able to offer PVR, taking into account whether these entities could promptly consummate a transaction.

On September 23, 2013, PVR management met by telephone with representatives of Citi to review, in advance of a Board meeting scheduled for the next day (which Citi was invited to attend), financial matters relating to PVR and a possible business combination with Regency.

On or about September 24, 2013, PVR clarified with Evercore that Evercore and Citi would each serve as a financial advisor to PVR in the transaction and that, pursuant to a separate engagement letter, Evercore would be requested to render a fairness opinion for which it would be paid a flat fee not contingent upon the transaction closing. PVR subsequently engaged Citi as a financial advisor to PVR in connection with a potential transaction involving PVR and Regency. Under the terms of Citi’s engagement, PVR agreed to pay Citi a fee of $1 million upon announcement of a transaction with Regency and an additional fee of $12 million contingent upon consummation of such transaction.

It was management’s view that, because Citi had introduced to PVR the proposed transaction with Regency and because Citi’s fee was contingent upon a successful completion of the transaction, it would be better not to request that Citi render a fairness opinion for the proposed transaction.

Also on September 24, 2013, the Board met in PVR’s offices in Radnor, Pennsylvania with management and representatives of Citi and Vinson & Elkins L.L.P. (V&E), legal advisor to PVR, present. Several directors participated by telephone. The purpose of the meeting was to discuss the possible business combination of PVR and Regency. Mr. Shea reviewed Regency’s preliminary indication of a range of exchange ratios of between 1.02 and 1.06 Regency units for each PVR unit.

Mr. Shea outlined management’s rationale for the proposed transaction. He noted that management continued to believe in PVR’s ability to grow its DCF going forward as a standalone entity, but cited PVR’s need to raise additional equity capital, relatively high cost of capital, limited geographic and operational diversity, and relatively small size among MLP midstream companies as significant challenges to that growth. Mr. Shea noted that the proposed combination with Regency would help address these challenges while allowing PVR’s current unitholders to continue to participate in a material way in PVR’s growth projects as they are executed by Regency. In particular, the combined entity would have the size, scale, cash flows and other credit metrics that would be expected to lower the cost of debt significantly below PVR’s standalone cost of debt. Further, the combined entity would have assets in most of the key, high-growth basins in the United States and provide much greater geographic diversity of cash flows. Finally, the combined entity would be one of the largest gathering and processing MLPs, with a geographic diversity of assets, all of which would be expected to decrease the volatility of the combined entity’s cash flow and enable the entity to better weather operational upsets and producers’ business decisions. For these reasons, as well as expected synergies and Regency’s growth opportunities, Mr. Shea indicated that management recommended further discussions with Regency on a combination transaction.

Citi discussed with the Board, among other things, management projections and related financial aspects of a potential transaction with Regency. Management explained that the Case 2 projections prepared by management, unlike Case 1, assumed that not all of PVR’s growth projects would be completed on time and on budget. Case 2 projected 2014 adjusted EBITDA, DCF and DCF per PVR common unit to be $388 million, $237 million and $1.63, respectively, and 2015 adjusted EBITDA, DCF and DCF per PVR common unit to be $473 million, $296 million and $1.86, respectively. The Board also discussed potential synergies anticipated by management to result from the transaction and the potential accretive/dilutive impact of a transaction at various exchange ratios.

In addition, with the assistance of Citi, the Board and management discussed and considered certain other potential counterparties for a strategic transaction with PVR, including possible financial and other implications of such transactions and relative to a transaction with Regency. After deliberation and discussion, the Board determined to continue its negotiations of a potential transaction with Regency.

Following an extensive discussion among the Board and management, including a briefing on the September 10 discussion with Company X, the Board authorized Mr. Shea to present a counterproposal to Regency that included the following elements: (i) an exchange ratio range of 1.08 to 1.12; (ii) a commitment by Regency to make PVR’s unitholders whole in 2014 on the difference between the current distribution of PVR’s and Regency’s current distribution, as adjusted by the exchange ratio, either by an upfront cash payment, a binding commitment to raise Regency’s distribution in 2014 or a combination of both; and (iii) a meaningful financial participation, through an agreement by Regency’s general partner to forego a portion of the incentive distributions that it would otherwise receive following a merger, to enhance the value of the transaction to Regency’s unitholders (including PVR’s former unitholders) following the proposed merger.

Following the Board meeting, Mr. Shea telephoned Mr. Bradley to update him on the PVR Board meeting and to respond to Regency’s preliminary proposal. Mr. Shea indicated that while management and the Board appreciated Regency’s offer, and thought it was a reasonable first offer, PVR did not feel that it appropriately reflected the value of PVR, and further, there were some additional matters that needed to be addressed if the transaction was going to move forward. Mr. Shea noted his belief, and the belief of PVR’s Board, that an appropriately structured transaction would be in the best interests of the unitholders of PVR. Accordingly, Mr. Shea proposed the following terms of a transaction: (i) a range of exchange ratios of between 1.08 and 1.12 Regency units for each unit of PVR; (ii) a cash payment by Regency to keep the PVR’s unitholders whole on PVR’s annualized distribution of $2.20 per unit for four quarters post-closing, in recognition of Regency’s lower annualized distribution of $1.86 per unit, together with a commitment from Regency to raise its distribution post-closing; and (iii) a meaningful participation in the transaction from Regency’s general partner, in the form of a reduction in incentive distributions or otherwise.

Also on September 24, 2013, Mr. Casaday spoke with the chief operating officer at Company X at a Marcellus Shale Coalition conference in Philadelphia. The Company X representative asked Mr. Casaday about the status of discussions between PVR and Company X regarding a possible transaction. Mr. Casaday referred the representative to the prior conversation with Mr. Shea, where Company X made it clear that it was not interested in a transaction with PVR if the coal business was included. The representative of Company X indicated that subsequent to that call, Company X’s board of directors and management had determined that Company X would consider a transaction with PVR including the coal business. Mr. Casaday told the representative that if that was the case no one had communicated that to PVR and that if Company X was serious about a possible transaction, it needed to communicate Company X’s interest to Mr. Shea promptly.

On September 25, 2013, Mr. Shea received a voicemail and an email from the president and chief executive officer of Company X, indicating that the management and the board of Company X had reconsidered Company X’s position and that it was prepared to discuss a transaction with PVR that included PVR’s coal business. Mr. Shea returned the call and told the CEO that if Company X was serious it would be necessary for Company X to move forward promptly with a management meeting and to be prepared to provide PVR with a preliminary indication of Company X’s valuation of PVR and a range of exchange ratios on an expedited basis. Subsequently, Mr. Shea and the CEO of Company X agreed that senior management of PVR and of Company X should meet on September 27, 2013 in New York.

The next day, September 26, 2013, Mr. Bradley spoke with Mr. Shea by telephone. Mr. Bradley indicated that subject to confirmatory diligence concerning expected synergies and the continuing review of the initial production and expected ultimate reserves in PVR’s Eastern midstream segment previously discussed with PVR, Regency was prepared to discuss a range of exchange ratios of between 1.06 to 1.07 Regency units for each unit of PVR. He indicated that Regency was considering making the PVR unitholders whole on the distribution for four quarters post-closing and that Regency could not commit to a specific distribution increase as any increase was exclusively in the discretion of the board of Regency’s general partner. He also indicated that the general partner of Regency fully supported the transaction, but that he had not discussed with the board of Regency’s general partner any financial support by way of a reduction in incentive distributions. Mr. Bradley indicated that if the terms he outlined were generally acceptable to PVR, Regency would like to meet with the PVR transaction team in Dallas the week of September 30 to finalize diligence and discuss a draft merger agreement. Mr. Shea indicated that he would confer with PVR management and get back to Mr. Bradley.

On September 27, 2013, PVR’s management team and representatives of Citi met with representatives of Company X and representatives of one of the owners of the general partner of Company X. PVR made a presentation of PVR’s business, including a review of PVR’s existing coal, Midcontinent midstream, and Eastern midstream assets, as well as PVR’s future expected growth projects. PVR also reviewed the financial projections for the business for the next five years as detailed in PVR’s Case 1 financial model provided to Company X. PVR provided Company X with copies of its presentation and Case 1. Following PVR’s presentation, Company X made a presentation of its business, including a review of Company X’s existing midstream business, its joint ventures and its future expected growth projects. Company X also reviewed the financial projections for the business as detailed in its financial model provided to PVR. Company X provided PVR with written and electronic copies of its presentation and financial model. Following the presentations and extensive questions and answers, the parties agreed that each would review the other party’s model over the weekend and there would be a call on Monday, September 30 to discuss the models and address follow-up questions. Company X also agreed to provide PVR with any additional preliminary due diligence requests necessary to determine a preliminary valuation of PVR. Mr. Shea requested that Company X provide PVR with a preliminary indication of a range of exchange ratios, subject to confirmatory diligence by October 1, 2013. He indicated that Company X needed to move quickly on this transaction if it was interested.

Also on September 27, 2013, Baker Botts L.L.P. forwarded to PVR a draft of a merger agreement contemplating a merger of PVR with a wholly owned subsidiary of Regency, together with a draft voting agreement contemplating the commitment of the holders of PVR’s Class B units and Special Units to vote in favor of the potential merger.

On September 30, 2013, the financial teams for PVR and Company X spoke by phone to address Company X’s questions concerning PVR’s Case 1 financial model. Later in the day PVR representatives and Company X representatives spoke by phone to answer Company X’s follow-up questions.

On October 1, 2013, representatives of PVR and Regency, and their respective financial advisors met in the Dallas offices of V&E. The purpose of the meeting was to enable Regency to complete its diligence review and obtain answers to outstanding questions so that it could provide PVR with greater detail on Regency’s September 26, 2013 proposal. In addition, PVR was interested in understanding Regency’s proposed range of exchange ratios, the details of Regency’s proposal to keep PVR’s unitholders whole on their distribution for four quarters post-closing, Regency’s intentions with respect to its distribution policy post-closing and what, if any, financial support for the transaction Regency’s general partner would provide. Assuming both parties were still prepared to move forward on the transaction, the parties intended to begin discussions on the draft merger agreement. Representatives of Regency asked PVR’s representatives extensive questions concerning the initial production rates and expected ultimate reserves in PVR’s Eastern midstream segment that PVR used in its Case 1 model provided to Regency. Additionally, there were numerous questions concerning projected capital expenditures in the Marcellus and Utica shale regions to fund PVR’s growth projects, as well as the basis for PVR’s well connection projections in the Marcellus shale. PVR asked numerous questions concerning Regency’s growth projections included in its model provided to PVR.

Later on October 1, 2013, the chief executive officer of Company X called Mr. Shea to discuss Company X’s preliminary valuation of PVR. Company X’s chief executive officer indicated that based on Company X’s limited diligence and the Case 1 model PVR provided, Company X would not be able to offer the PVR unitholders any premium above PVR’s current unit price. Company X also indicated that with further diligence Company X’s valuation of PVR might be lower than PVR’s then-current unit price. Mr. Shea informed the Board of his conversation with Company X’s chief executive officer at the next Board meeting.

On October 2, 2013, representatives of PVR and Regency and their respective legal advisors met in V&E’s offices in Dallas to discuss the draft merger agreement. PVR provided general comments and walked through many of the provisions, particularly the deal protection provisions, which were objectionable to PVR. In addition, PVR outlined the contours of a proposed retention program for PVR employees, which the Regency team agreed to review. The parties discussed PVR’s objections to the draft merger agreement with a significant amount of the time focused on the deal protection provisions, including (i) Regency’s proposed 4.5% termination fee and $50 million expense reimbursement in the event of a termination of the merger agreement following receipt of a superior proposal or a change in the Board’s recommendation to approve the merger agreement, (ii) the circumstances under which the Board could change its recommendation in favor of approval of the merger agreement and (iii) a “force-the-vote” provision, which would have prohibited the Board from terminating the merger agreement in order to enter into an unsolicited transaction with another bidder. In addition, representatives of PVR told Regency and its legal advisors that they believed (i) it was inappropriate to seek a voting agreement with the holders of PVR’s Special Units, in part because of their relatively modest percentage ownership in PVR and because those holders had not been informed of the proposed transaction under discussion, and (ii) it was premature to discuss a voting agreement with the holders of PVR’s Class B Units. PVR’s advisors proposed that any discussion of seats on the Regency board of directors for current members of the PVR Board, and the identity of any individuals for such seats, be deferred until later in the process.

Also, on that day, Mr. Bradley and Mr. Shea met privately to discuss several open issues, the status of the discussions and next steps. Mr. Bradley again raised Regency’s analysis of the initial production rates and expected ultimate reserves in PVR’s Eastern midstream segment and its impact on Regency’s valuation of PVR. Mr. Bradley indicated that the Regency Board was meeting the following morning, October 3, and Mr. Shea noted that the PVR Board was also meeting on October 3 in the afternoon. Mr. Bradley indicated he would call Mr. Shea after the Regency Board meeting to discuss further Regency’s preliminary proposal.

On October 3, 2013, Mr. Bradley called Mr. Shea following Regency’s Board meeting. He indicated that having largely completed its due diligence and review of the further analysis by Regency’s financial advisors, the Regency Board was prepared to offer to acquire PVR on the following terms: (i) an exchange ratio of 1.02 Regency units for each PVR unit; (ii) no cash to keep the PVR unitholders whole on their PVR distribution for the four quarters post-closing, with no firm commitment to increase Regency’s distribution post-closing but that Regency affirmed its expectation that it would increase its distribution during 2014, subject to the combined organization performing on a basis consistent with their respective projections and the discretion of the board of Regency’s general partner; and (iii) no financial support for the transaction from Regency’s general partner. Mr. Shea expressed disappointment with the revised offer, and indicated he would discuss Regency’s latest proposal with PVR’s Board at its meeting later that day and get back to Mr. Bradley.

The PVR Board met telephonically later on October 3 to discuss Regency’s latest proposal, with representatives of management, Citi and V&E in attendance. Mr. Shea updated the Board on the meetings, conversations and discussions over the previous week with both Regency and Company X concerning a possible combination transaction. He briefed the Board on Regency’s most recent proposal for a transaction, specifically: (i) an exchange ratio of 1.02; (ii) no distribution make-up for PVR’s unitholders and no commitment to raise the Regency distribution going forward; and (iii) no commitment for Regency’s general partner to provide any support to the transaction through foregone incentive distributions.

Citi discussed with the Board potential financial implications of Regency’s latest proposal. Mr. Davis, PVR’s general counsel, briefed the Board on the key terms and conditions in the draft merger agreement currently being negotiated with Regency, and a representative of V&E discussed the Board’s duties under Delaware law and under the terms of the PVR partnership agreement in considering the transaction.

Following a full discussion, the Board authorized Mr. Shea to continue to negotiate with Regency, to continue to demand that Regency include a cash payment in addition to the unit exchange to compensate the Partnership’s unitholders for the difference between the distribution paid by the Partnership on its units and the distribution to be paid by Regency on the exchange units, and to push for monetary support of the transaction by Regency’s general partner.

Later in the evening of October 3, Mr. Davis and attorneys from V&E met with Regency’s counsel from Baker Botts at the offices of V&E in Dallas, Texas, to continue to negotiate the merger agreement. Among other things, the Regency legal team and its counsel focused on the deal protections in the draft agreement, including the amount of the termination fee and expense reimbursement upon a termination of the merger agreement, as well as the circumstances under which the Board could change its recommendation relating to the merger agreement.

On October 4, 2013, Mr. Davis and attorneys from V&E met again with representatives of Regency and attorneys from Baker Botts, in the offices of V&E in Dallas, to discuss open issues on the merger agreement. While Regency agreed to eliminate the “force-the-vote” provision, PVR’s position regarding certain of the other deal protection terms remained a significant open issue.

Mr. Bradley spoke with Mr. Shea by phone on October 4, 2013 to inform him that Regency was continuing to consider keeping the PVR unitholders whole on their distribution for the four quarters post-closing and some form of support from Regency’s general partner. Mr. Bradley asked Mr. Shea if Riverstone Holdings LLC, the holder of PVR’s Class B units, was receptive to Regency’s request for a voting agreement, pursuant to which Riverstone would agree to vote its PVR units in favor of the transaction. Mr. Shea indicated that Riverstone had informed him that it would discuss the voting agreement with Regency if PVR’s Board approves the transaction.

On October 5, 2013, Mr. Shea spoke with Mr. Bradley to impress upon him that if Regency wanted to move forward with the transaction, then Regency needed to reconsider its position on keeping the PVR unitholders whole on their distribution for four quarters post-closing and Regency’s refusal to accept PVR’s position regarding certain deal protection provisions, including PVR’s proposal regarding the termination fee and expense reimbursement and PVR’s proposal related to the circumstances under which the Board could change its recommendation. He indicated that Regency needed to address these items prior to PVR’s Board meeting on October 8, 2013.

On October 6, 2013, Mr. Bradley called Mr. Shea to update him on Regency’s additional diligence requests and on Regency’s planned call with Moody’s and Standard & Poor’s the next day. He indicated that Regency remained committed to working towards executing an agreement and announcing the transaction on or about October 9, 2013, assuming the parties reached agreement on all financial and legal terms and conditions.

On October 7, 2013, Mr. Bradley spoke with Mr. Shea and Mr. Davis to inform them that Regency had scheduled Board meetings for both October 8 and 9, 2013 and that until the meeting on October 8 Regency’s offer to acquire PVR would remain unchanged from what had been communicated to Mr. Shea on October 3, 2013. Mr. Bradley informed Mr. Shea that Regency still desired a mid-week signing and announcement subject to agreement on terms. Mr. Shea informed Mr. Bradley that PVR’s Board was also scheduled to meet on October 8 and 9, 2013. Later on October 7, 2013, Mr. Bradley called Mr. Shea to assure him that Regency was working diligently on the transaction and that Regency remained committed to getting the transaction completed. He noted that PVR’s insistence on modifications to Regency’s proposed deal protection provisions, and PVR’s requirement that it be permitted to implement an employee retention program for all employees, remained outstanding issues. Also on October 7, 2013, the legal teams for PVR and Regency spoke to discuss remaining open issues in the merger agreement.

On October 8, 2013 the PVR Board met to discuss the proposed transaction. Mr. Shea updated the Board on discussions with Regency and noted that Regency’s position on the exchange ratio, the distribution make-whole, the commitment to raise the Regency distribution and the general partner’s support of the transaction had not changed from its position on October 3, 2013 pending Regency’s board meeting later that day.

Evercore representatives reviewed with the Board their analysis of the transaction as it then currently stood. Evercore discussed in detail the assumptions and analyses that supported its preliminary valuation work and noted that if Regency ultimately agreed to any or all of a distribution make-whole, a commitment to raise the distribution or general partner support, these would only enhance the value of the transaction to PVR’s unitholders.

Mr. Shea reiterated the assumptions that supported both Case 1 and Case 2, and reviewed a number of factors that would lead to achievement of the projections under the two cases. Mr. Shea indicated that it was management’s view that Case 2 was somewhat more likely to be the actual case going forward if the transaction did not close. Mr. Shea also pointed out that a combined PVR and Regency would be in a better position to meet the assumptions in Case 1.

In response to a question concerning other possible suitors for PVR, Evercore indicated that based on its review of the MLP midstream natural gas sector it was Evercore’s view that there were few midstream companies that would potentially consider paying a premium for PVR comparable to that offered by Regency. However, Evercore noted that one of those companies, Company X, was not prepared to offer any premium to PVR’s current unit price, and that another of these companies had indicated to PVR that it was not interested in the coal business and, based on Evercore’s experience, would likely not be in a position to execute a transaction in a timely manner.

Following the meeting Mr. Shea and Mr. Davis called Mr. Bradley to update him on the PVR Board’s discussions prior to the Regency Board meeting later that day. Mr. Shea indicated that he believed that the PVR Board could support a transaction with an exchange ratio of 1.02 Regency units for each PVR unit, provided Regency agreed to a cash payment to the PVR unitholders of an amount equal to the difference between $2.20 per unit and the annualized amount of the Regency distribution for the quarter immediately prior to the closing, as adjusted by the exchange ratio, and further provided that Regency agreed to PVR’s position on the remaining open issues in the merger agreement. In response to a question from Mr. Shea, Mr. Bradley indicated that the general partner for Regency did not believe any financial support of the transaction was necessary as Regency’s analysis indicated the transaction would be slightly dilutive to 2014 DCF, but not expected to affect anticipated cash distribution growth in 2014, Regency’s general partner was not in the “high-splits” in the incentive distribution rights, and that general partner support was often viewed as a sign of weakness in the transaction, which was not the case here. Mr. Bradley also reiterated that PVR’s position on the merger agreement terms remained an issue. Mr. Bradley committed to contact Mr. Shea following Regency’s board meeting later that day.

Following the Regency board meeting, Mr. Bradley called Mr. Shea to present Regency’s revised offer to acquire PVR on the following terms: (i) an exchange ratio of 1.02 Regency units for each PVR unit; (ii) a cash payment to the PVR unitholders of an amount equal to the difference between $2.20 per unit and the annualized amount of the Regency distribution for the quarter immediately prior to the closing, as adjusted by the exchange ratio; (iii) no support from the general partner of Regency; (iv) no Regency Board seat for any of PVR’s Board members; and (v) a compromise regarding open issues in the merger agreement.

On the morning of October 9, 2013, counsel for PVR and Regency spoke and reached agreement on the remaining open points of the merger agreement, including (i) an ability of the PVR Board to change its recommendation in the absence of a superior proposal, in response to a material event, circumstance, change or development arising after the date of the merger agreement which was not known or reasonably foreseeable prior to the date of the merger agreement, if failure to so change its recommendation would be inconsistent with its duties under the PVR partnership agreement or applicable law, (ii) an agreement on a 3.5% break-up fee equating to $134.5 million and a reimbursement cap of $20 million, and (iii) agreement on the terms of a PVR employee retention program that would exclude PVR’s executive officers who had employment contracts.

In the afternoon of October 9, 2013, the Board of PVR held an in-person meeting. Representatives of Citi, Evercore, V&E, and Richards Layton & Finger, Delaware counsel for PVR, and management of PVR also attended the meeting. Following an executive session of the Board, the Board, management and the PVR advisors discussed the proposed transaction, including a review of the transaction documents and the Board’s duties by Mr. Davis and representatives of V&E, and a presentation of the Evercore fairness opinion by representatives of Evercore. After the Evercore presentation, the Board members asked a number of questions, including whether management thought that there was any likelihood that Regency would be willing to improve the terms of the merger agreement including the proposed exchange ratio and whether this transaction was in the best interest of PVR and its unitholders irrespective of the fairness of the proposed consideration. The Board also asked questions regarding the deal protection provisions in the merger agreement. After a full discussion, the PVR Board determined that it was advisable to and in the best interests of PVR and its unitholders to enter into the merger agreement, approved the entry into the merger agreement, directed that the agreement be submitted to the PVR unitholders for approval and resolved unanimously to recommend that the PVR unitholders approve the merger agreement.

Also in the afternoon of October 9, 2013, the board of directors of Regency’s general partner met, along with its financial and legal advisors, to consider the terms of the proposed transaction. Following discussion, the board of Regency’s general partner unanimously approved the proposed merger agreement, the proposed merger and the other transactions contemplated by the merger agreement.

Following the meeting, representatives of Riverstone conferred with Mr. Bradley about the terms of a voting agreement. After several discussions on the topic, Riverstone and Regency did not agree on the terms of a voting agreement.

Thereafter, the parties executed the merger agreement and issued a press release announcing the transaction on October 10, 2013.

On November 7, 2013, the parties amended the merger agreement to provide that upon the terms and subject to the conditions set forth in the merger agreement, as so amended, PVR will merge with and into Regency, with Regency continuing its existence under Delaware law as the surviving entity in the merger.

Certain Relationships Between Regency and PVR

Regency and PVR are parties to commercial agreements pursuant to which Regency provides natural gas processing and transportation services to PVR.

Recommendation of PVR GP’s Board of Directors and Its Reasons for the Merger

By a vote at a meeting held on October 9, 2013, PVR GP’s board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement were in the best interests of PVR and its unitholders, declared it advisable to enter into the merger agreement and approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby. PVR GP’s board of directors unanimously recommends that the PVR unitholders vote “FOR” the proposal to adopt the merger agreement and the transactions contemplated thereby at the PVR special meeting.

In evaluating the proposed transactions, PVR GP’s board of directors consulted with PVR’s management and its legal and financial advisors and, in reaching its determination and recommendation, PVR GP’s board of directors considered a number of factors. PVR GP’s board of directors also consulted with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement.

The material factors considered by PVR GP’s board of directors in determining that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of PVR and its unitholders include, in addition to the matters discussed by PVR GP’s board of directors as described under “—Background of the Merger,” the following:

•	The aggregate value of the merger consideration to be received by PVR unitholders in the merger.

•	The fact that PVR unitholders will be entitled to receive 1.020 common units of Regency for each PVR common unit, an exchange ratio that

PVR GP’s board of directors viewed as attractive in light of PVR’s then- current trading price, and which represented a 24.5% premium over the closing unit price of October 7, 2013.

•	The fact that PVR unitholders will also be entitled to receive an aggregate cash payment of approximately $40 million to compensate PVR’s unitholders for the difference between the distribution paid by PVR on its units and the distribution to paid by Regency on the exchange units.

•	The potential unitholder value that might result from other alternatives available to PVR, taking into account the process that PVR had undertaken that resulted in entering into the merger agreement with Regency, and including the alternative of remaining an independent public company and pursuing PVR’s existing and planned development projects and considering the risks and uncertainties associated with continuing to operate as a public company and the ability to achieve the valuations in comparison to the proposed transaction.

•	The results of PVR’s efforts to solicit acquisition proposals from potential merger counterparties.

•	The ability of PVR GP’s board of directors under the merger agreement to receive, consider and negotiate unsolicited alternative merger proposals even after signing and announcement of the merger agreement, subject to the terms and conditions set forth in the merger agreement.

•	The right and ability of PVR GP’s board of directors to change its recommendation to PVR unitholders that they vote to adopt the merger agreement, subject to the terms and conditions set forth in the merger agreement.

•	That the proposed transactions would enhance PVR’s assets, customer opportunities and service capabilities and would enable PVR to expand significantly its midstream services footprint, including by giving PVR access to the combined organizations’s expected substantial funding capacity and access to the capital markets.

•	That receipt of Regency common units in the merger would give PVR common unitholders additional midstream value-chain diversification (including increased cash flow stability).

•	The belief of PVR GP’s board of directors that the shared core values of PVR and Regency, and their dedication to pursuing new development projects to increase unitholder value, would assist in integration of the companies and enhance customer service going forward.

•	PVR GP’s board of directors’ familiarity with, and understanding of, PVR’s business, assets, financial condition, results of operations, current business strategy and prospects, and the benefits to a combined Regency-PVR organization of PVR’s gathering and processing expertise.

•	The financial analysis of Evercore presented to PVR GP’s board of directors at the meeting held on October 9, 2013 and the oral opinion of that firm delivered to PVR GP’s board of directors on that date, which was confirmed by delivery of a written opinion dated October 9, 2013, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the consideration to be offered to PVR common unitholders pursuant to the merger agreement was fair, from a financial point of view, to such holders (other than affiliates of PVR), as more fully described below under “—Opinion of the Financial Advisor to the Board of Directors of PVR GP.” The full text of the written opinion of Evercore, dated October 9, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus.

•	Information and discussions with PVR’s management and its financial advisors, as well as discussions between representatives of PVR and representatives of Regency, regarding PVR’s and Regency’s respective business, assets, financial condition, results of operations, business plan and prospects (for each of PVR and Regency as well as for the proposed combined organization).

•	The possibility that the combined organization would achieve greater returns for unitholders than PVR as a stand-alone company.

•	That the majority of the merger consideration is payable in Regency common units, providing PVR common unitholders with the opportunity to participate in the equity value of the combined organization following the proposed merger, with PVR common unitholders expected to hold approximately 40% of the combined organization’s units outstanding immediately after the proposed merger, and the relative rights of common unitholders of PVR compared to common unitholders of Regency (see “Comparison of Rights of Regency Unitholders and PVR Unitholders”).

•	That completion of the merger requires the affirmative vote of holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class.

•	That Regency currently pays regular quarterly cash distributions on its common units (which quarterly distribution was $0.465 per common unit at the time PVR GP’s board of directors made its determination) and PVR unitholders will receive a one-time payment that is intended to approximate the aggregate decrease in cash distributions expected to be received by former PVR unitholders for a year following the merger as compared with the current PVR cash distribution level.

•	The review by PVR GP’s board of directors with its legal and financial advisors of the structure of the proposed transactions and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination, termination fee and expense reimbursement provisions, the provisions relating to PVR’s ability to engage in negotiations with respect to an unsolicited alternative transaction should one be proposed, as well as the likelihood of consummation of the proposed transactions and PVR GP’s board of directors’ evaluation of the likely time period necessary to close the transactions.

•	That the merger consideration generally will not be taxable for U.S. federal income tax purposes to PVR’s common unitholders.

•	That because the unit consideration is a fixed exchange ratio of Regency common units to PVR common units, fluctuations in the market value of Regency common units during the pendency of the merger agreement may affect the dollar value of the consideration received by holders of PVR common units when the merger is completed.

•	The risks of the type and nature described under the section titled “Risk Factors.”

PVR GP’s board of directors considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by PVR GP’s board of directors is not exhaustive. In view of the wide variety of factors considered by PVR GP’s board of directors in connection with its evaluation of the proposed merger and the complexity of these matters, PVR GP’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. PVR GP’s board of directors evaluated the factors described above, among others, and reached a consensus that the proposed transactions were advisable, fair to and in the best interests of PVR and its unitholders. In considering the factors described above and any other factors, individual members of PVR GP’s board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of PVR GP’s board of directors to adopt the merger agreement and the transactions contemplated thereby, PVR unitholders should be aware that the executive officers and directors of PVR may have certain interests in the proposed transactions that may be different from, or in addition to, the interests of PVR unitholders generally. PVR GP’s board of directors was aware of these interests and considered them when approving the merger agreement and recommending that PVR unitholders vote to adopt the merger agreement and the transactions contemplated by the merger agreement. See “—Interests of the Directors and Executive Officers of PVR in the Merger” and “—Certain Relationships Between Regency and PVR.”

Opinion of the Financial Advisor to the Board of Directors of PVR GP

On October 9, 2013, Evercore Group, L.L.C. (“Evercore”) delivered its oral opinion to the board of directors of PVR GP, which opinion was subsequently confirmed by delivery of a written opinion dated

October 9, 2013, to the effect that, as of such date and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the merger consideration of (i) an amount of cash equal to the difference (if positive) between (x) PVR’s annualized quarterly distribution prior to the effective time and (y) 1.020 times Regency’s annualized quarterly distribution prior to the effective time, and (ii) 1.020 Regency common units to be issued as consideration in respect of each PVR common unit and Class B unit was fair, from a financial point of view, ,to the holders of PVR common units (other than affiliates of PVR).

The full text of the written opinion of Evercore, dated October 9, 2013, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached hereto as Annex B. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided solely for the information and benefit of, the board of directors of the PVR GP (in its capacity as such), in connection with its evaluation of the merger and addresses only the fairness, from a financial point of view, of the merger consideration to the holders of the outstanding PVR common units (other than affiliates of PVR. Evercore’s opinion should not be construed as creating any fiduciary duty on Evercore’s part to any party, did not address any other aspect of the merger and was not intended to be, and did not constitute a recommendation to the board of directors of the PVR GP or to any other persons in respect of the merger, including as to how any holder of PVR common units or Class B units should vote or act in respect of the merger. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to PVR, nor does it address the underlying business decision of PVR to engage in the merger. The summary of the Evercore opinion set forth herein is qualified in its entirety by reference to the full text of the opinion included as Annex B.

In connection with rendering its opinion, Evercore, among other things:

(i)	reviewed certain publicly available financial and operating data relating to PVR and Regency that Evercore deemed relevant;

(ii)	reviewed publicly available research analyst estimates for PVR’s and Regency’s future financial performance on a standalone basis;

(iii)	reviewed certain non-public projected financial and operating data relating to PVR prepared and furnished to Evercore by management of PVR;

(iv)	discussed the past and current operations, financial projections and current financial condition of PVR with management of PVR (including management’s views of the risks and uncertainties of achieving such projections);

(v)	reviewed certain non-public projected financial and operating data relating to Regency prepared and furnished to Evercore by management of Regency, and adjusted by management of the PVR;

(vi)	reviewed the past and current operations, financial projections and current financial condition of Regency with management of PVR;

(vii)	reviewed the dynamics of each of the markets in which PVR and Regency participate with management of PVR;

(viii)	reviewed the reported prices and the historical trading activity of PVR common units and Regency common units;

(ix)	compared the financial performance of PVR and certain of its market trading metrics with those of certain other publicly traded entities that Evercore deemed relevant;

(x)	compared the financial performance of Regency and certain of its market trading metrics with those of certain other publicly traded entities that Evercore deemed relevant;

(xi)	compared the proposed financial terms of the merger with publicly available financial terms of certain transactions that Evercore deemed relevant;

(xii)	compared the relative contribution by each of Regency and PVR of certain financial metrics Evercore deemed relevant to the pro forma combined organization with the relative ownership as implied by the merger consideration;

(xiii)	reviewed the pro forma financial impact to certain financial metrics that Evercore deemed relevant as a result of the merger based on a combination of certain financial performance scenarios including synergies as provided by management of Regency and PVR;

(xiv)	Reviewed a draft of the merger agreement dated October 9, 2013; and

(xv)	Performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial and operating data relating to PVR and Regency, Evercore assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of PVR and Regency as to the future financial performance of PVR and Regency, as applicable, under the assumptions stated therein. Evercore expressed no view as to the projected financial and operating data or any judgments, estimates or assumptions on which they were based. Evercore relied, at the direction of the board of directors of PVR GP, without independent verification, upon the assessments of the management of PVR as to the future financial and operating performance of PVR and Regency and Evercore assumed that the combined organization will realize the synergies and benefits that it expects to realize from the merger.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement (in the draft reviewed by Evercore) were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on PVR or Regency or the consummation of the merger or materially reduce the benefits of the merger to PVR or Regency. Evercore assumed that the final versions of all documents reviewed by Evercore in draft form conform in all material respects to the drafts reviewed by Evercore.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of PVR or Regency, and Evercore was not furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of PVR or Regency under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, monetary, market, regulatory and other conditions and circumstances as they existed and as could be evaluated on the date of Evercore’s opinion. It should be understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness of the merger consideration, from a financial point of view, as of the date of Evercore’s opinion, to the holders of PVR common units (other than affiliates of PVR). Evercore did not express any view on, and its opinion did not address, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other securities, or any creditors or other constituencies, of PVR, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of PVR or any of the other parties to the merger agreement, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore assumed that any modification to the structure of the merger would not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to PVR, nor does it address the underlying business decision of PVR to engage in the merger. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of PVR’s units or any business combination or other extraordinary transaction involving PVR. Evercore’s opinion did not constitute a recommendation to the board of directors of PVR GP or to any other persons in respect of the merger. Evercore expressed no opinion as to the price at which PVR’s units or the Regency common units will trade at any time. Evercore’s opinion noted that Evercore is not legal, regulatory, accounting or tax experts and Evercore assumed the accuracy and completeness of assessments by the management of PVR and their advisors with respect to legal, regulatory, accounting and tax matters. In addition, Evercore expressed no opinion with respect to the tax attributes of the Regency common units nor the tax treatment of the merger consideration.

Except as described above, the board of directors of PVR GP imposed no other restrictions or limitations on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. Evercore’s opinion was only one of many factors considered by the board of directors of PVR GP in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of PVR GP with respect to the merger or the merger consideration. Set forth below is a summary of the material financial analyses reviewed by Evercore on October 9, 2013 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before October 9, 2013, and is not necessarily indicative of current market conditions.

Analysis of PVR

Regency proposed to acquire each outstanding PVR common unit and Class B unit in exchange for (i) 1.020 Regency common units and (ii) an amount of cash equal to the difference (if positive) between (x) PVR’s annualized quarterly distribution prior to the effective time and (y) 1.020 times Regency’s annualized quarterly distribution prior to the effective time. Based on the most recent quarterly distributions declared by each of PVR and Regency prior to October 9, 2013, this cash amount equaled approximately $0.28 per unit.

Evercore performed a series of analyses to derive an indicative valuation range for PVR common units and compared each one of the resulting implied value ranges per PVR common unit to the implied value of the merger consideration of $28.68 per PVR common unit, as derived by Evercore based on (i) the assumed value of the cash consideration to be received by the unitholders of PVR and (ii) a selected range of values of the Regency common units to be received as part of the merger consideration, which selected range was determined by Evercore based on its knowledge of Regency and its analysis described below under “Regency Analysis”.

Projections of PVR

Evercore performed its analyses to derive an indicative valuation range for PVR under two separate projected operating scenarios of PVR provided by management of PVR (Case I and Case II). Both the Case I projections and Case II projections utilize the following financing assumptions:

•	Projected growth capital expenditures financed with borrowings on PVR’s revolving credit facility.

•	Class B units receive distributions in-kind with additional Class B units until conversion into 24.6 million PVR common units in the quarter ending September 30, 2014 on a one-for-one basis.

•	PVR completes two $300 million equity offerings: (i) the first in the quarter ending June 30, 2014 at an assumed net issuance price of $25.00 per unit and (ii) the second in the quarter ending September 30, 2015 at an assumed net issuance price of $30.00 per unit.

•	PVR completes a $200 million senior note offering in the quarter ending June 30, 2014 assumed to be issued at a 7.0% interest rate with proceeds utilized to reduce borrowings on PVR’s revolving credit facility.

•	PVR completes $300 million senior note offering in the quarter ending September 30, 2015 assumed to be issued at a 6.5% interest rate with proceeds utilized to reduce borrowings on PVR’s revolving credit facility.

•	PVR continues to pay a quarterly distribution of $0.55 per PVR common unit until PVR reaches its target distribution coverage ratio of 1.10x.

The Case I projections incorporated the following additional assumptions:

•	Eastern Midstream: PVR achieves 145 well connections per year operating 360 days per year, while connecting to wells with initial production rates of 12.0 million cubic feet per day (“MMcfd”), 8.0 MMcfd, 5.5 MMcfd, 12.0 MMcfd and 12.0 MMcfd in Wyoming / Susquehanna, Greene / Preston, East Lycoming, Bradford and West Lycoming, respectively.

•	Midcontinent Midstream: Panhandle systems achieve 154 well connections per year, Crescent achieves 56 well connections per year and Hamlin achieves 16 well connections per year.

•	Coal: San Juan Basin and Federal II assets are assumed to stop production after the second quarter of 2014 and after the fourth quarter of 2015, respectively.

The Case II projections incorporated the following additional assumptions:

•	Eastern Midstream: PVR achieves 80.0% of the well connections forecast in the Case I projections while operating 345 days per year and with initial production rates for Bradford and West Lycoming assumed to be 10.0 MMcfd (versus 12.0 MMcfd in the Case I projections).

•	Midcontinent Midstream: PVR achieves 90.0% of the EBITDA forecast in the Case I projections.

•	Coal: PVR achieves 90.0% of the EBITDA forecast in the Case I projections.

Discounted Cash Flow Analysis

Evercore performed an indicative discounted cash flow analysis of PVR to derive an implied per unit value range for PVR common units based on the implied present value of (i) the projected cash flows of PVR under (a) an analysis of the total PVR and (b) a sum-of-the-parts analysis and (ii) the projected standalone distributions to be received by the holders of PVR common units, utilizing the projected financial information provided by PVR’s management and described in the section “—Unaudited Financial Projections of PVR”.

With respect to projected cash flows of PVR, Evercore calculated the implied per unit value range for PVR common units by utilizing a range of discount rates with a mid-point equal to PVR’s weighted average cost of capital (“WACC”), as estimated by Evercore based on the capital asset pricing model (“CAPM”), PVR’s projected unlevered free cash flows for the calendar years 2014 through 2018, and terminal values as of December 31, 2018, based on a range of EBITDA exit multiples as well as perpetuity growth rates. With respect to projected cash flows based on an analysis of the total PVR, Evercore assumed a range of discount rates of 9.0% to 10.0%, a range of EBITDA multiples of 8.5x to 10.5x and a range of perpetuity growth rates of 2.25% to 2.75%. With respect to projected cash flows of PVR based on a sum-of-the-parts analysis of PVR, Evercore assumed, with respect to Eastern Midstream, a range of discount rates of 9.5% to 10.5%, a range of EBITDA multiples of 9.5x to 10.5x and a range of perpetuity growth rates of 2.5% to 3.0%, with respect to Midcontinent

Midstream, a range of discount rates of 9.5% to 10.5%, a range of EBITDA multiples of 8.5x to 9.5x and a range of perpetuity growth rates of 0% to 1.0% and with respect to Coal, a range of discount rates of 10.5% to 11.5%, a range of EBITDA multiples of 5.0x to 6.0x and a range of perpetuity growth rates of (0.5%) to 0.5%.

With respect to projected distributions, Evercore calculated the implied per unit value range for PVR common units by utilizing a range of discount rates with mid-points equal to PVR’s equity cost of capital, as estimated by Evercore based on: (i) the CAPM and (ii) the total expected market return methodology, PVR’s projected distribution per PVR common unit for the calendar years 2014 through 2018, and terminal values as of December 31, 2018, based on a range of terminal exit yields. Evercore applied terminal exit yields of 8.5% to 9.5% and equity discount rates of 9.5% to 10.5% (derived from the CAPM) and of 13.5% to 14.5% (derived from the total expected market return methodology).

The discounted cash flow analysis based on the implied present value of the total PVR’s projected cash flows indicated a value, under Case I projections, of $26.72 to $37.17 per PVR common unit and, under Case II projections, of $18.32 to $26.93 per PVR common unit, as compared to the implied value of the merger consideration of $28.67 per PVR common unit.

The discounted cash flow analysis based on a sum-of-the-parts analysis of PVR’s projected cash flows indicated a value, under Case I projections, of $27.10 to $33.44 per PVR common unit and, under Case II projections, of $18.47 to $23.68 per PVR common unit, as compared to the implied value of the merger consideration of $28.67 per PVR common unit.

The discounted cash flow analysis based on the projected standalone distributions to be received by the holders of PVR common units indicated a value, under Case I projections, of $29.08 to $37.82 per PVR common unit and, under Case II projections, of $23.07 to $29.79 per PVR common unit, as compared to the implied value of the merger consideration of $28.67 per PVR common unit.

Precedent M&A Transaction Analysis

Evercore reviewed and compared implied data for selected transactions which occurred since February 2010 involving target companies with natural gas gathering and processing assets that Evercore deemed to have certain characteristics that are similar to those of the Eastern Midstream, Midcontinent Midstream and Coal, although Evercore noted that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to the merger or Eastern Midstream or Midcontinent Midstream or Coal. Multiples for the selected transactions were based on publicly available information.

Selected Transactions

Date	Acquiror/Target (Seller)	Transaction Value ($MM)
06/13	Summit Midstream Partners, LP / Sherwood Gathering and Compression System (MarkWest Energy Partners, L.P.)	$210.0
06/13	Summit Midstream Partners, LP / Bison Midstream, LLC (Summit Midstream Partners, LLC)	250.0
05/13	MarkWest Energy Partners, L.P. / Granite Wash Gathering and Processing Assets (Chesapeake Energy Corporation)	245.0
05/13	Inergy Midstream, L.P. / Crestwood Midstream Partners LP	2,402.0
05/13	SemGroup Corporation / Mid-America Gas Services, L.L.C. (Chesapeake Energy Corporation)	300.0
04/13	Atlas Pipeline Partners, L.P. / TEAK Midstream, L.L.C.	1,000.0
02/13	Regency Energy Partners LP / Southern Union Gathering Company, LLC (Southern Union Company)	1,429.0

Date	Acquiror/Target (Seller)	Transaction Value ($MM)
02/13	Western Gas Partners, LP / 33.75% Interest in Liberty and Rome Gas Gathering Systems (Anadarko Petroleum Corporation)	490.0
02/13	Western Gas Partners, LP / 33.75% Interest in Larry’s Creek, Seely and Warrensville Gas Gathering Systems (Chesapeake Energy Corporation)	133.5
02/13	DCP Midstream Partners LP / Additional 47.0% Interest in Eagle Ford Joint Venture and Additional Interest in the Goliad Plant (DCP Midstream LLC)	856.0
01/13	Summit Midstream Partners / Bear Tracker Energy, LLC	513.0
01/13	Crestwood Midstream Partners / 65.0% Interest in Crestwood Marcellus Midstream LLC (Crestwood Holdings Partners LLC)	258.0
11/12	Targa Resources Partners LP / Saddle Butte Pipeline, LLC	950.0
11/12	Atlas Pipeline Partners, L.P. / Cardinal Midstream L.L.C.	600.0
08/12	Eagle Rock Energy Partners/Sunray and Hemphill processing plants and associated 2,500 mile gathering system (BP America Production Co.)	227.5
07/12	Crestwood Midstream Partners LP / West Johnson County Gathering and Processing Assets in the Barnett Shale (Devon Energy Corporation)	90.0
06/12	CenterPoint Energy, Inc. / 50% Interest in Waskom Gas Processing and Other Gathering and Processing Assets (Martin Midstream Partners L.P.)	275.0
05/12	MarkWest Energy Partners, L.P. / Keystone Midstream Services, LLC (Stonehenge Energy Resources, L.P., Rex Energy Corporation, Summit Discovery Resources II, LLC)	512.0
04/12	PennVirginia Resource Partners, L.P. / Chief Gathering LLC	1,252.5
03/12	Williams Partners L.P. / Caiman Eastern Midstream LLC	2,500.0
01/12	Western Gas Partners L.P. / Red Desert Complex (Anadarko Petroleum Corporation)	483.0
12/11	Crestwood Midstream Partners LP / Antero Resources’ Marcellus Shale Gathering Assets	375.0
12/11	Plains All American Pipeline, L.P. / Velocity South Texas Gathering LLC	352.0
10/11	Kinder Morgan Energy Partners, L.P./SouthTex Treaters	155.0
10/11	Crestwood Midstream Partners LP/Tristate Sabine, LLC (Energy Spectrum Capital and Zwolle Pipeline, LLC)	73.0
07/11	Western Gas Partners, LP/Bison Gas Treating Facility (Anadarko Petroleum Corporation)	130.0
06/11	Sable NGL LLC / Stanley Condensate Recovery Plant and Prairie Rose Pipeline Inc. (EOG Resources, Inc.)	185.0
05/11	Kinder Morgan Energy Partners, L.P. / 50% Interest in KinderHawk Field Services and 25% of Eagle Ford Midstream (Petrohawk Energy Corporation)	920.0
03/11	Energy Transfer Partners, L.P. and Regency Energy Partners LP / Louis Dreyfus Highbridge Energy LLC	1,925.0
03/11	Anadarko Petroleum Corp / 93% Interest in Wattenburg Processing Plant (BP plc)	575.5
02/11	Crestwood Midstream Partners / Gathering and Processing assets in the Fayetteville Shale and Granite Wash (Frontier Gas Services, LLC)	338.0
01/11	MarkWest Energy Partners L.P. / Kentucky Hydro Natural Gas Processing Complex and NGL Pipeline (EQT Corporation)	230.0
01/11	Western Gas Partners, LP / Fort Lupton Processing Plant and Related Gathering Systems in the DJ Basin (Encana Oil & Gas (USA) Inc.)	303.3
12/10	Chesapeake Midstream Partners LP / Springridge Natural Gas Gathering System and Related Facilities in the Haynesville Shale	500.0
11/10	Williams Partners L.P. / Marcellus Midstream Assets in Susquehanna County, Pennslyvania (Cabot Oil & Gas Corporation)	150.0
11/10	Chevron Corporation / 49% Interest in Laurel Mountain Midstream in Marcellus (Atlas Pipeline Partners, LP)	403.0
11/10	ArcLight Capital Partners LLC / 9.9% Equity Interest in Enogex (OGE Energy)	183.0

Date	Acquiror/Target (Seller)	Transaction Value ($MM)
10/10	Williams Partners L.P. / Gathering and Processing Assets in Colorado’s Piceance Basin (Williams Companies, Inc.)	782.0
10/10	Cardinal Midstream, LLC / Gathering and Processing Assets in the Arkoma Woodford Shale in Eastern Oklahoma (Antero Resources, LLC)	268.0
09/10	Targa Resources Partners LP / Venice Energy Services Company (Targa Resources, Inc.)	167.5
08/10	Targa Resources Partners LP / Versado Gas Processors, L.L.C. (Targa Resources, Inc.)	230.0
08/10	Regency Energy Partners, L.P. / Zephyr Gas Services	185.0
08/10	Western Gas Partners, LP / Wattenberg Gathering System & Fort Lupton Processing Plant (Anadarko Petroleum Corporation)	498.0
07/10	Enbridge Energy Partners, L.P. / Elk City Gathering and Processing System (Atlas Pipeline Partners, LP)	686.1
06/10	DCP Midstream, LLC / Liberty Gathering System and South Raywood Processing Plant (Ceritas Energy)	79.0
04/10	Regency Energy Partners LP / 7% Interest in Haynesville Joint Venture Increasing its Total Interest to 49.99% (GE Energy Financial Services)	92.1
04/10	Kinder Morgan Energy Partners, L.P. / 50% interest in Haynesville Gathering & Treating Business (Petrohawk Energy)	875.0
04/10	Enterprise Products Partners, L.P. / M2 Midstream LLC (Yorktown Partners)	1,200.0
03/10	Targa Resources Partners LP / Sand Hills, Coastal Straddles and Targa Gas Marketing (Targa Resources, Inc.)	420.0
02/10	Western Gas Partners, LP / Southwest Wyoming Gathering and Processing Assets (Anadarko Petroleum Corporation)	254.4

Evercore reviewed the historical EBITDA multiples paid in the selected transactions and derived a range of relevant implied multiples of enterprise value (“EV”) to EBITDA, with respect to Eastern Midstream, of 12.5x to 14.0x in 2014 and a two-year forward multiple of 8.5x to 10.0x in 2015, with respect to Midcontinent Midstream, of 9.0x to 10.5x in 2014 and 2015 and with respect to Coal, of 5.0x to 6.0x in 2014 and 2015. Evercore applied these ranges of selected multiples to estimated 2014 and 2015 EBITDA provided by PVR’s management and described in the section “Unaudited Financial Projections of PVR” for each respective operating segment of PVR. With respect to Midcontinent Midstream, Evercore then applied a discount rate of 10.0% to the resulting value and further applied a discount rate of 10.0% to growth capital expenditures through the end of 2014 and 2015, respectively. With respect to Coal, Evercore then applied a discount rate of 11.0% to the resulting value and further applied a discount rate of 11.0% to growth capital expenditures through the end of 2014 and 2015, respectively. This analysis indicated equity value ranges for PVR, under Case I projections, of $20.45 to $25.65 per PVR common unit and, under Case II projections, of $15.25 to $19.63 per PVR common unit, as compared to the implied value of the merger consideration of $28.67 per PVR common unit.

Peer Group Trading Analysis

In order to assess how the public market values equity units of similar publicly traded natural gas gathering and processing master limited partnerships (“Gathering & Processing MLPs”) and publicly-traded coal mining and production master limited partnerships (“Coal MLPs”), Evercore reviewed and compared specific financial and operating data relating to PVR to that of a group of selected Gathering & Processing MLPs that Evercore deemed to have certain characteristics that are similar to those of Eastern Midstream and Midcontinent Midstream and a group of selected Coal MLPs that Evercore deemed to have certain characteristics that are similar to those of the coal operations of PVR. Evercore noted, however, that none of the selected publicly traded MLPs is identical or directly comparable to PVR as a whole.

As part of its analysis, Evercore calculated and analyzed (i) the ratios of EV to estimated 2014 and 2015 EBITDA for the selected MLPs and (ii) the ratios of EV to estimated 2014 and 2015 EBITDA for PVR. Evercore calculated all multiples based on closing unit prices as of October 7, 2013 for each respective MLP.

The Gathering & Processing MLPs that Evercore deemed to have certain characteristics similar to those of Eastern Midstream and Midcontinent Midstream were the following:

• Access Midstream Partners, L.P.	• Regency Energy Partners LP

• American Midstream Partners, LP	• Southcross Energy Partners, L.P.

• Atlas Pipeline Partners, L.P.	• Summit Midstream Partners, LP

• Crosstex Energy, L.P.	• Tallgrass Energy Partners, LP

• DCP Midstream Partners, LP	• Targa Resources Partners LP

• MarkWest Energy Partners, L.P.	• Western Gas Partners, LP

The Coal MLPs that Evercore deemed to have certain characteristics similar to those of the coal operations of PVR were the following:

•	Alliance Resource Partners, L.P.

•	Natural Resource Partners L.P.

•	Rhino Resource Partners LP

The financial and operating data for the selected publicly traded MLPs were based on publicly-available filings and financial projections provided by Wall Street equity research. PVR’s projected financial metrics for 2014 and 2015 and related financial forecasts were provided by PVR’s management. The multiples of EV to EBITDA for the selected Gathering & Processing MLPs ranged from 8.0x to 13.7x for 2014 and from 5.7x to 12.3x for 2015. Based on the resulting range of multiples and due to certain other considerations related to the specific characteristics of the Gathering & Processing MLPs, in respect of the Eastern Midstream assets, Evercore deemed a range of 11.0x to 12.5x for 2014 and 9.5x to 11.0x for 2015 to be relevant, and in respect of Midcontinent Midstream, Evercore deemed a range of 10.5x to 12.0x for 2014 and 9.0x to 10.5x for 2015 to be relevant. The multiples of EV to EBITDA for the selected Coal MLPs ranged from 5.1x to 9.9x for 2014 and from 5.2x to 10.1x for 2015. Based on the resulting range of multiples and due to certain other considerations related to the specific characteristics of the Coal MLPs, in respect of Coal, Evercore deemed a range of 5.0x to 8.0x for 2014 and 4.0x to 7.0x for 2015 to be relevant.

Evercore then applied the relevant range of selected multiples to the corresponding financial data of PVR. This analysis indicated per PVR common unit equity value ranges, under Case I projections, of $21.77 to $28.14 per PVR common unit and, under Case II projections, of $16.36 to $21.79 per PVR common unit, as compared to the implied value of the merger consideration of $28.67 per PVR common unit.

Premiums Paid Analysis

Evercore reviewed the premiums offered or paid in seven MLP unit-for-unit transactions since October 18, 1997 relative to the target share/unit prices one-day and 30-days prior to announcement as well as the target’s 52-week high as of the date of the announcement, and applied the mean of the relevant range of premiums to the relevant closing prices of PVR, which indicated a mean implied transaction value range of $27.00 to $29.34 per PVR common unit, as compared to the implied value of the merger consideration of $28.67 per PVR common unit.

Regency Analysis

Discounted Cash Flow Analysis

Evercore performed an indicative discounted cash flow analysis of Regency to derive an implied per unit value range for the Regency common units based on the implied present value of (i) Regency’s expected cash flows and (ii) the expected standalone distributions to be received by the holders of Regency common units, utilizing information provided by Regency.

With respect to projected cash flows, Evercore calculated the implied per unit value range for the Regency common units by utilizing a range of discount rates with a mid-point equal to the Regency’s WACC, as estimated by Evercore based on the CAPM, Regency’s projected unlevered free cash flows for the fiscal years 2014 through 2018 and terminal values as of December 31, 2018, based on a range of EBITDA exit multiples as well as perpetuity growth rates. Evercore assumed a range of discount rates of 8.5% to 9.5%, a range of EBITDA exit multiples of 8.5x to 10.5x and a range of perpetuity growth rates of 2.25% to 2.75%.

With respect to expected distributions, Evercore calculated the implied per unit value range for the Regency common units by utilizing a range of discount rates with mid-points equal to Regency’s equity cost of capital, as estimated by Evercore based on: (i) the CAPM and (ii) the total expected market return methodology, Regency’s expected distribution per Regency common unit for the fiscal years 2014 through 2018, and terminal values as of December 31, 2018, based on a range of terminal exit yields. Evercore applied terminal exit yields ranging from 7.0% to 8.0% and equity discount rates of 9.0% to 10.0% (derived from the CAPM) and of 13.5% to 14.5% (derived from the total expected market return methodology).

The discounted cash flow analysis based on the implied present value of Regency’s projected cash flows indicated a value of $26.80 to $37.93 per Regency common unit, as compared to the price per Regency common unit as of October 7, 2013 of $27.82. Such range implies a value of $27.63 to $38.98 for the merger consideration.

The discounted cash flow analysis based on the projected standalone distributions to be received by the holders of Regency common units indicated a value of $25.83 to $34.92 per Regency common unit, as compared to the price per Regency common unit as of October 7, 2013 of $27.82. Such range implies a value of $26.64 to $35.92 for the merger consideration.

Precedent M&A Transaction Analysis

Evercore reviewed and compared implied data for selected transactions which occurred since February 2010 involving target companies with natural gas gathering and processing assets that Evercore deemed to have certain characteristics that are similar to those of Regency, although Evercore noted that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to the merger or Regency. Multiples for the selected transactions were based on publicly available information.

Selected Transactions

Date	Acquiror/Target (Seller)	Transaction Value ($MM)
06/13	Summit Midstream Partners, LP / Sherwood Gathering and Compression System (MarkWest Energy Partners, L.P.)	$210.0
06/13	Summit Midstream Partners, LP / Bison Midstream, LLC (Summit Midstream Partners, LLC)	250.0
05/13	MarkWest Energy Partners, L.P. / Granite Wash Gathering and Processing Assets (Chesapeake Energy Corporation)	245.0
05/13	Inergy Midstream, L.P. / Crestwood Midstream Partners LP	2,402.0
05/13	SemGroup Corporation / Mid-America Gas Services, L.L.C. (Chesapeake Energy Corporation)	300.0
04/13	Atlas Pipeline Partners, L.P. / TEAK Midstream, L.L.C.	1,000.0
02/13	Regency Energy Partners LP / Southern Union Gathering Company, LLC (Southern Union Company)	1,429.0
02/13	Western Gas Partners, LP / 33.75% Interest in Liberty and Rome Gas Gathering Systems (Anadarko Petroleum Corporation)	490.0

Date	Acquiror/Target (Seller)	Transaction Value ($MM)
02/13	Western Gas Partners, LP / 33.75% Interest in Larry’s Creek, Seely and Warrensville Gas Gathering Systems (Chesapeake Energy Corporation)	133.5
02/13	DCP Midstream Partners LP / Additional 47.0% Interest in Eagle Ford Joint Venture and Additional Interest in the Goliad Plant (DCP Midstream LLC)	856.0
01/13	Summit Midstream Partners / Bear Tracker Energy, LLC	513.0
01/13	Crestwood Midstream Partners / 65.0% Interest in Crestwood Marcellus Midstream LLC (Crestwood Holdings Partners LLC)	258.0
11/12	Targa Resources Partners LP / Saddle Butte Pipeline, LLC	950.0
11/12	Atlas Pipeline Partners, L.P. / Cardinal Midstream L.L.C.	600.0
08/12	Eagle Rock Energy Partners/Sunray and Hemphill processing plants and associated 2,500 mile gathering system (BP America Production Co.)	227.5
07/12	Crestwood Midstream Partners LP / West Johnson County Gathering and Processing Assets in the Barnett Shale (Devon Energy Corporation)	90.0
06/12	CenterPoint Energy, Inc. / 50% Interest in Waskom Gas Processing and Other Gathering and Processing Assets (Martin Midstream Partners L.P.)	275.0
05/12	MarkWest Energy Partners, L.P. / Keystone Midstream Services, LLC (Stonehenge Energy Resources, L.P., Rex Energy Corporation, Summit Discovery Resources II, LLC)	512.0
04/12	PennVirginia Resource Partners, L.P. / Chief Gathering LLC	1,252.5
03/12	Williams Partners L.P. / Caiman Eastern Midstream LLC	2,500.0
01/12	Western Gas Partners L.P. / Red Desert Complex (Anadarko Petroleum Corporation)	483.0
12/11	Crestwood Midstream Partners LP / Antero Resources’ Marcellus Shale Gathering Assets	375.0
12/11	Plains All American Pipeline, L.P. / Velocity South Texas Gathering LLC	352.0
10/11	Kinder Morgan Energy Partners, L.P./SouthTex Treaters	155.0
10/11	Crestwood Midstream Partners LP/Tristate Sabine, LLC (Energy Spectrum Capital and Zwolle Pipeline, LLC)	73.0
07/11	Western Gas Partners, LP/Bison Gas Treating Facility (Anadarko Petroleum Corporation)	130.0
06/11	Sable NGL LLC / Stanley Condensate Recovery Plant and Prairie Rose Pipeline Inc. (EOG Resources, Inc.)	185.0
05/11	Kinder Morgan Energy Partners, L.P. / 50% Interest in KinderHawk Field Services and 25% of Eagle Ford Midstream (Petrohawk Energy Corporation)	920.0
03/11	Energy Transfer Partners, L.P. and Regency Energy Partners LP / Louis Dreyfus Highbridge Energy LLC	1,925.0
03/11	Anadarko Petroleum Corp / 93% Interest in Wattenburg Processing Plant (BP plc)	575.5
02/11	Crestwood Midstream Partners / Gathering and Processing assets in the Fayetteville Shale and Granite Wash (Frontier Gas Services, LLC)	338.0
01/11	MarkWest Energy Partners L.P. / Kentucky Hydro Natural Gas Processing Complex and NGL Pipeline (EQT Corporation)	230.0
01/11	Western Gas Partners, LP / Fort Lupton Processing Plant and Related Gathering Systems in the DJ Basin (Encana Oil & Gas (USA) Inc.)	303.3
12/10	Chesapeake Midstream Partners LP / Springridge Natural Gas Gathering System and Related Facilities in the Haynesville Shale	500.0
11/10	Williams Partners L.P. / Marcellus Midstream Assets in Susquehanna County, Pennslyvania (Cabot Oil & Gas Corporation)	150.0
11/10	Chevron Corporation / 49% Interest in Laurel Mountain Midstream in Marcellus (Atlas Pipeline Partners, LP)	403.0
11/10	ArcLight Capital Partners LLC / 9.9% Equity Interest in Enogex (OGE Energy)	183.0
10/10	Williams Partners L.P. / Gathering and Processing Assets in Colorado’s Piceance Basin (Williams Companies, Inc.)	782.0

Date	Acquiror/Target (Seller)	Transaction Value ($MM)
10/10	Cardinal Midstream, LLC / Gathering and Processing Assets in the Arkoma Woodford Shale in Eastern Oklahoma (Antero Resources, LLC)	268.0
09/10	Targa Resources Partners LP / Venice Energy Services Company (Targa Resources, Inc.)	167.5
08/10	Targa Resources Partners LP / Versado Gas Processors, L.L.C. (Targa Resources, Inc.)	230.0
08/10	Regency Energy Partners, L.P. / Zephyr Gas Services	185.0
08/10	Western Gas Partners, LP / Wattenberg Gathering System & Fort Lupton Processing Plant (Anadarko Petroleum Corporation)	498.0
07/10	Enbridge Energy Partners, L.P. / Elk City Gathering and Processing System (Atlas Pipeline Partners, LP)	686.1
06/10	DCP Midstream, LLC / Liberty Gathering System and South Raywood Processing Plant (Ceritas Energy)	79.0
04/10	Regency Energy Partners LP / 7% Interest in Haynesville Joint Venture Increasing its Total Interest to 49.99% (GE Energy Financial Services)	92.1
04/10	Kinder Morgan Energy Partners, L.P. / 50% interest in Haynesville Gathering & Treating Business (Petrohawk Energy)	875.0
04/10	Enterprise Products Partners, L.P. / M2 Midstream LLC (Yorktown Partners)	1,200.0
03/10	Targa Resources Partners LP / Sand Hills, Coastal Straddles and Targa Gas Marketing (Targa Resources, Inc.)	420.0
02/10	Western Gas Partners, LP / Southwest Wyoming Gathering and Processing Assets (Anadarko Petroleum Corporation)	254.4

Evercore reviewed the historical EBITDA multiples paid in the selected transactions and derived a range of relevant implied multiples of EV to EBITDA of 10.0x to 12.0x. Evercore then applied this range of selected multiples to estimated 2014 and 2015 EBITDA for Regency in accordance with the Regency projections, subtracted the discounted value of the growth capital expenditures between January 1, 2014 and December 31, 2014 and December 31, 2015, respectively, at a 9.0% discount rate, and discounted the resulting value to January 1, 2014 at a 9.0% discount rate. This analysis indicated a value of $16.36 to $23.32 per Regency common unit, as compared to the price per Regency common unit as of October 7, 2013 of $27.82. Such range implies a value of $16.98 to $24.08 for the merger consideration.

Peer Group Trading Analysis

In order to assess how the public market values equity units of similar publicly traded natural gas gathering and processing MLPs, Evercore reviewed and compared specific financial and operating data relating to Regency to that of a group of selected MLPs that Evercore deemed to have certain characteristics that are similar to those of Regency. Evercore noted, however, that none of the selected publicly traded MLPs is identical or directly comparable to Regency.

As part of its analysis, Evercore calculated and analyzed (i) the ratios of EV to estimated 2014 and 2015 EBITDA for the selected publicly-traded MLPs and (ii) the ratios of the EV to estimated 2014 and 2015 EBITDA for Regency. Evercore calculated all multiples based on closing unit prices as of October 7, 2013 for each respective MLP.

The publicly traded partnership’s that Evercore deemed to have certain characteristics similar to those of Regency were the following:

• Access Midstream Partners, L.P.	• Southcross Energy Partners, L.P.

• American Midstream Partners, LP	• Summit Midstream Partners, LP

• Atlas Pipeline Partners, L.P.	• Tallgrass Energy Partners, LP

• Crosstex Energy, L.P.	• Targa Resources Partners LP

• DCP Midstream Partners, LP	• Western Gas Partners, LP

• MarkWest Energy Partners, L.P.

The financial and operating data for the selected publicly traded MLPs were based on publicly available filings and financial projections provided by Wall Street equity research. Regency’s projected financial metrics for 2014 and 2015 and related financial forecasts were provided by Regency’s management. The multiples of EV to EBITDA for the selected public MLPs ranged from 8.0x to 13.7x for 2014 and from 5.7x to 11.0x for 2015. Based on the resulting range of multiples and due to certain other considerations related to the specific characteristics of the comparable MLPs, Evercore deemed a range of 10.5x to 12.5x for 2014 and 8.5x to 10.5x for 2015 to be relevant.

Evercore then applied the relevant range of selected multiples to the corresponding financial data of Regency. This analysis indicated a value of $24.67 to $32.61 per Regency common unit, as compared to the price per Regency common unit as of October 7, 2013 of $27.82. Such range implies a value of $25.45 to $33.55 for the merger consideration.

Wall Street Research Price Targets

Evercore analyzed Wall Street equity research analyst estimates of the potential future value (commonly referred to as price targets) of the Regency common units based on publicly available equity research published on Regency. These targets reflect each analyst’s estimate of the future public market trading price of the Regency common units and are not discounted to reflect present values. Evercore noted that the range of undiscounted equity analyst price targets of the Regency common units published from August 8, 2013 to September 27, 2013 ranged from $29.00 to $33.00 per Regency common unit. The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Regency common units and these estimates are subject to uncertainties, including the future financial performance of PVR and future market conditions.

Proposed Exchange Ratio Analysis

Evercore evaluated the merger consideration based on a historical unit price trading ratio, which produces a valuation for PVR common units based on a historical exchange ratio between the prices of PVR common units and Regency common units from October 7, 2011 through October 7, 2013. Evercore applied a 30-day, 60-day and 90-day average exchange ratio to the price of the Regency common units as of October 7, 2013. Evercore noted that, since January 1, 2013, PVR common unit price decreased by 12.2%, while the Regency common unit price increased by 28.3%, resulting in a decrease in the Regency/PVR unit price trading ratio from 1.198x to 0.820x.

Contribution Analysis

Evercore performed a contribution analysis of PVR and Regency to the pro forma combined organization based on 2014, 2015 and 2016 estimated EBITDA and distributable cash flow. Based on this analysis, Evercore determined an implied exchange ratio range of 0.910x to 1.264x assuming the Case I projections and 0.738x to

0.982x assuming the Case II projections. Evercore compared the results of the foregoing analyses to the 1.02 common units of Regency to be transferred as part of the merger consideration excluding the aggregate one-time cash payment of approximately $40 million.

Pro Forma Analysis

Evercore analyzed the pro forma impact of the merger on the pro forma 2014 through 2018 estimated distributable cash flow per PVR common unit under Case I projections and Case II projections relative to the Regency projections, respectively. Evercore compared the 2014 through 2018 estimated distributable cash flow per PVR common unit on a standalone basis to the 2014 through 2018 estimated distributable cash flow per PVR common unit attributable to the pro forma combined organization.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the merger by the board of directors of PVR GP, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of PVR or Regency. No company used in the above analyses as a comparison is directly comparable to PVR or Regency, and no precedent transaction used is directly comparable to the merger. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, MLPs, MLP general partners or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PVR and Regency.

Evercore prepared these analyses for the purpose of providing an opinion to the board of directors of PVR GP as to the fairness of the merger consideration, from a financial point of view as of the date of Evercore’s opinion, to the holders of PVR common units (other than affiliates of PVR). These analyses do not purport to be appraisals or necessarily to reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The merger consideration to be received by the holders of PVR common units was determined through arm’s length negotiations between PVR and Regency and was approved by the board of directors of PVR GP. Evercore did not recommend any specific consideration to the board of directors of PVR GP or that any given consideration constituted the only appropriate consideration.

PVR has agreed to pay to Evercore an initial fee of $500,000 which became payable upon Evercore’s engagement by the board of directors of PVR GP, $2,500,000 which became payable upon delivery of Evercore’s opinion to the board of directors of PVR GP and an additional $500,000 in respect of each additional opinion requested by the board of directors of PVR GP. PVR has also agreed to reimburse Evercore for its reasonable out-of-pocket third party expenses incurred in connection with its engagement and has agreed to indemnify

Evercore and its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of or in connection with Evercore’s engagement.

Evercore and its affiliates may actively engage in a wide range of activities for their own accounts and the accounts of customers. In connection with these businesses or otherwise, Evercore and its affiliates and/or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products relating to PVR, Regency or any of their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

In 2011 and 2012, Evercore provided financial advisory services to a special committee of the board of directors of Southern Union Company with respect to the merger of Southern Union Company with a subsidiary of Energy Transfer Equity, L.P., for which Evercore received a fee and reimbursement of certain out-of-pocket expenses. In 2012, Evercore provided financial advisory services to a conflicts committee of the board of directors of Energy Transfer Partners, L.P. with respect to the formation of ETP Holdco Corporation for which Evercore received a fee and reimbursement of out-of-pocket expenses. In 2012 and 2013, Evercore provided financial advisory services to Regency GP with respect to the acquisition of the ownership interests in Southern Union Gas Services held directly or indirectly by Southern Union Company and Energy Transfer Equity L.P., for which Evercore received a fee and reimbursement of out-of-pocket expenses, and, in 2012, Evercore was engaged to provide financial advisory services to Regency with respect to matters unrelated to the merger. Evercore may provide financial or other services to PVR, Regency or any of their respective affiliates in the future and in connection with any such services Evercore may receive compensation.

The board of directors of PVR GP engaged Evercore to act as its financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Unaudited Financial Projections of PVR

PVR does not as a matter of course make public projections as to earnings or other results. However, the management of PVR has prepared prospective financial information to assist the board in evaluating PVR’s operations and prospects, and for use in connection with discussions with third parties regarding possible combination transactions. The accompanying summary prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of PVR’s management was, based on certain growth assumptions, prepared on a reasonable basis, reflected the best currently available estimates and judgments, and presented, to the best of PVR’s management’s knowledge and belief, the expected course of action and the expected future financial performance of PVR. However, this information is not fact. None of the unaudited financial projections reflect any impact of the transactions.

Neither PVR’s nor Regency’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference into this proxy statement/prospectus relate to the historical financial information of PVR and Regency, respectively. Such reports do not extend to the unaudited financial projections and should not be read to do so.

The following table sets forth projected financial information for PVR for the fiscal years ended December 31, 2014 and 2015 referred to above. These projections assume two cases called “Case I” and “Case II,” respectively.

Case I utilizes an operating model generated by PVR management based on PVR’s existing business and planned organic growth projects and assumes that all of PVR’s various growth projects are completed on time and on budget, but does not include unspecified growth projects which may arise over time consistent with PVR’s experience. Case II assumes the same forecast methodology as Case I except that it assumes that not all of PVR’s growth projects would be completed on time and on budget and modified a number of assumptions including well connections, initial production rates and commodity pricing. Case I and Case II differ from projections which were used by Evercore in its July 2013 presentation to the PVR Board, which had been formulated in the first quarter of 2013 and were subsequently updated to take into account new projects, revised commodity prices and business updates.

	For the Years Ending December 31,
	2014E	2015 E
	($ in millions, except per unit amounts)
PVR Case I Projections
Adjusted EBITDA	$442.4	$573.9
Distributable Cash Flow	$290.0	$399.8
Distributable Cash Flow per Unit	$2.18	$2.61

	For the Years Ending December 31,
	2014E	2015 E
	($ in millions, except per unit amounts)
PVR Case II Projections
Adjusted EBITDA	$388.2	$472.5
Distributable Cash Flow	$235.2	$295.8
Distributable Cash Flow per Unit *	$1.77	$1.93

*	The presentation of Distributable Cash Flow per Unit which was used by Evercore in Case II differs from the presentation by Citi to the PVR Board on September 24, 2013 in how the two financial advisors treated PVR’s Special Units and calculated weighted average units outstanding.

Regency’s Reasons for the Merger

Regency believes the merger will create enhanced long-term value for its unitholders. Key strategic benefits include the following:

•	Increased Scale and Basin Diversification: PVR’s assets represent a strategic presence in two prolific areas—the Marcellus and Utica shales in the Appalachian Basin and the Granite Wash in the mid-continent region. Regency believes scale is increasingly necessary to realize organic development and acquisition opportunities in the midstream industry.

•	Diversified, Well-Positioned Asset Base: PVR’s assets complement Regency’s assets, and the combined organization will have diversified, scaled positions in most of the key, high-growth unconventional plays in North America, including the Wolfcamp, Bone Spring, Avalon and Cline shale plays in the Permian Basin; the Eagle Ford shale play in South Texas; the Marcellus and Utica plays in Appalachia; the Granite Wash play in Oklahoma and Texas; and the Haynesville and Cotton Valley plays in North Louisiana. The combined organization’s midstream assets will be well positioned in the centers of North American gas production growth.

•	PVR’s Predominantly Fee-Based Cash Flow: PVR’s natural gas gathering and processing assets are expected to provide substantial long-term, fee-based cash flows, with a majority of PVR’s gross margin represented by fixed-fee contracts. In addition, PVR’s coal leasing operations have historically generated stable cash flow.

•	Incremental Identified Projects and Investments: PVR has identified a number of attractive expansion projects, with approximately $1 billion of expansion projects announced to expand its strategic position in the Appalachian Basin with completion dates expected from 2014 to 2019. These projects represent significant incremental growth opportunities, particularly when taken together with the approximately $470 million of growth projects that Regency currently has under construction with expected completion dates in 2013, 2014 and 2015.

•	Long-Term Cash Distribution Growth: Regency expects that the combined operations of Regency and PVR, taking into account the anticipated successful completion of existing and identified growth projects, will result in greater cash distributions per Regency common unit over the long-term than Regency could achieve on a stand-alone basis.

The explanation of the reasoning of Regency and certain information presented in this section are forward-looking in nature and, therefore, this section should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Interests of Certain Persons in the Transactions—Evercore

When considering the recommendation of the board of directors of PVR GP with respect to the transactions, you should be aware that Evercore, PVR’s financial advisor which rendered a fairness opinion, may have interests in the transactions that are different from, or in addition to, those of PVR’s unitholders generally. In 2011 and 2012, Evercore provided financial advisory services to a special committee of the board of directors of Southern Union Company with respect to the merger of Southern Union Company with a subsidiary of Energy Transfer Equity, L.P., for which Evercore received a fee and reimbursement of certain out-of-pocket expenses. In 2012, Evercore provided financial advisory services to a conflicts committee of the board of directors of Energy Transfer Partners, L.P. with respect to the formation of ETP Holdco Corporation for which Evercore received a fee and reimbursement of out-of-pocket expenses. In 2012 and 2013, Evercore provided financial advisory services to Regency GP with respect to the acquisition of the ownership interests in Southern Union Gas Services held directly or indirectly by Southern Union Company and Energy Transfer Equity L.P., for which Evercore received a fee and reimbursement of out-of-pocket expenses, and, in 2012, Evercore was engaged to provide financial advisory services to Regency with respect to matters unrelated to the merger. Evercore received aggregate fees of $625,000 from Regency and aggregate fees of $2,375,000 from Energy Transfer Partners, L.P. Evercore may provide financial or other services to PVR, Regency or any of their respective affiliates in the future and in connection with any such services Evercore may receive compensation. For more information relating to Evercore’s role as a financial advisor to the board of directors of PVR GP, see “—Background of the Merger” and “—Opinion of the Financial Advisor to the Board of Directors of PVR GP.”

Interests of Certain Persons in the Transactions—Citi

When considering the recommendation of the board of directors of PVR GP with respect to the transactions, you should be aware that Citi, PVR’s financial advisor, may have interests in the transactions that are different from, or in addition to, those of PVR’s unitholders generally. Under the terms of Citi’s engagement, PVR agreed to pay Citi a fee of $12 million upon completion of a transaction with Regency. In addition, in 2012 and 2013, Citi provided investment banking services to Regency, for which Citi received aggregate fees of approximately $6.3 million and reimbursement of certain expenses. Also in 2012 and 2013, Citi provided investment banking services to Energy Transfer Partners, L.P. and its controlled affiliates (other than Regency), for which Citi received aggregate fees of approximately $5 million and reimbursement of certain expenses. Citi may provide financial or other services to PVR, Regency or any of their respective affiliates in the future and in connection with any such services Citi may receive compensation. For more information relating to Citi’s role as a financial advisor to PVR, see “—Background of the Merger.”

Interests of Directors and Executive Officers of PVR in the Merger

In considering the recommendation of the PVR board of directors that you vote to adopt the merger agreement, you should be aware that aside from their interests as unitholders of PVR, PVR’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other unitholders of PVR generally. The members of the PVR board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the unitholders of PVR that the merger agreement be adopted. See “—Background of the Merger” and “—Recommendation of the PVR Board of Directors and Its Reasons for the Merger.” PVR’s unitholders should take these interests into account in deciding whether to vote “FOR” the adoption of the merger agreement. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Treatment of PVR Unit Awards

Under the merger agreement, outstanding equity-based awards held by PVR’s directors and executive officers immediately prior to the effective time will be treated as described below. For an estimate of the amounts that would be payable to PVR’s named executive officers on settlement of their unvested equity-based awards, see “—Quantification of Payments and Benefits to PVR’s Named Executive Officers” below.

Phantom PVR Common Units.

Each phantom PVR common unit that was granted under the PVR LTIP and is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such phantom PVR common unit, will, at the effective time, vest in full (in the case of performance-based phantom PVR common units, based on a target earned percentage of 100%) and the restrictions with respect to such phantom PVR common units will lapse, and each common unit deemed to be issued in settlement thereof will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any then-accumulated distribution equivalent payable pursuant to distribution equivalent rights with respect to each performance-based phantom PVR common unit that vests in connection with the merger will vest in full and become immediately payable in cash.

As of the date of this filing, the PVR executive officers held the following numbers of outstanding phantom PVR common units:

Name of Executive	Number of Outstanding Unvested Time-Based Phantom Units	Number of Outstanding Unvested Performance-based Phantom Units
William H. Shea, Jr.	33,328	64,834
Robert B. Wallace	13,683	27,614
Keith D. Horton	15,827	28,081
Ronald K. Page *	9,517	18,616
Bruce D. Davis, Jr.	13,683	27,614
Forrest W. McNair	9,271	19,272
Mark D. Casaday	32,443	19,396

*	Mr. Page’s employment with PVR GP ended on December 31, 2012. At that time, he became vested in each of the time-based and performance-based phantom unit awards that he held on that date, although payout of the awards remains subject to the terms of his individual award agreements.

Restricted PVR Common Units.

Each award of restricted PVR common units that is outstanding immediately prior to the effective time will vest in full and the restrictions with respect thereto will lapse, and each restricted PVR common unit will be treated as an issued and outstanding common unit and will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. None of the executive officers held any restricted PVR common units as of the date of this filing.

Deferred PVR Common Units.

Each deferred PVR common unit that is outstanding immediately prior to the effective time will lapse, and each deferred PVR common unit shall be treated as an issued and outstanding Common Unit as of immediately prior to the effective time. None of the executive officers held any deferred PVR common units as of the date of this filing. Deferred PVR common units have historically only been granted to the PVR directors.

As of the date of this filing, the PVR directors held the following numbers of outstanding deferred PVR common units:

Name of Director	Number of Outstanding Unvested Deferred PVR Units
Edward B. Cloues, II	48,701
James L. Gardner	36,169
Robert J. Hall	35,602
Thomas W. Hofmann	14,080
E. Barlow Jones	—
Marsha R. Perelman	40,704
John C. van Roden	32,194
Andrew W. Ward	—
Jonathan B. Weller	32,194

Potential Payments from Employment Agreements

PVR’s current executive officers are parties to employment agreements (each an “Employment Agreement”) with PVR GP. Each of the Employment Agreements provides that certain payments and benefits will be paid upon the expiration or termination of the agreement under various circumstances, including termination without cause, or resignations for good reason. The Employment Agreements also provide for severance payments and benefits upon certain terminations of employment that occur in connection with a change in control (as defined below). Because the change in control definitions within the Employment Agreements will be triggered by the merger, the relevant portions of the Employment Agreements described below will focus on the potential severance and benefits that could become due in connection with a change in control.

Under the Employment Agreements, if a change in control occurs and, within two years after the date of such change in control (or in some limited circumstances, immediately prior to a change in control) either (i) the executive officer’s employment is terminated other than for cause (as defined in the Employment Agreement) or due to death or disability or (ii) the executive officer terminates his employment for good reason (as defined in the Employment Agreement) (each of (i) and (ii) constituting a “Qualifying Termination”), then each executive officer will receive the change in control severance payments and other benefits described below. If one of the Qualifying Termination events occurs, then the executive officer will receive a lump sum payment, in cash, of an amount equal to three times the sum of his annual base salary plus his bonus within the 60 day period following the Qualifying Termination (subject to a release requirement described below). For purposes of this payment, the bonus will be calculated using the greater of the executive’s then current target annual bonus percentage or the target annual bonus percentage set forth in his Employment Agreement, multiplied by the greater of his then current base salary and the base salary in his Employment Agreement. The annual base salary will be calculated using the greatest of (x) the base salary in his Employment Agreement, (y) his base salary immediately prior to the change of control, and (z) his base salary in effect at any time following the change of control. In lieu of providing certain health and dental benefits, PVR GP will pay the executive a lump sum amount during the 60 day period following the Qualifying Termination (subject to a release requirement described below) in cash equal to three times the product of (i) the total medical and dental insurance premiums paid or payable by PVR GP with respect to the individual and any eligible dependent during the month of the executive’s termination of employment and (ii) 12. The executive will also be entitled to receive outplacement services for a period beginning on the date of his termination and continuing until the earlier of the two year anniversary of such date or the date that executive begins full-time employment with a new employer. However, all amounts described above would not become payable to the executive unless and until the executive executed a general release in favor of PVR GP.

Under the Employment Agreements, a “change in control event” is generally defined as the occurrence of any one or more of the following events: (1) any sale, lease, exchange or other transfer (in one or a series of related transactions) of all or substantially all of the assets of PVR GP or PVR; (2) any person or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of (A) equity securities of PVR GP representing more than 50% of the combined voting power of PVR GP or (B) equity securities of PVR representing more than 50% of the combined voting power of PVR; or (3) the equity security holders of PVR approve the consummation of a merger or consolidation of PVR with any other entity, other than a merger or consolidation which would result in the voting securities of PVR immediately outstanding prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of PVR outstanding immediately after such merger or consolidation.

For an estimate of the value of the payments and benefits described above that would be payable under the Employment Agreements to each of PVR’s named executive officers, see “—Quantification of Payments and Benefits to PVR’s Named Executive Officers” below.

Annual Incentive Plan

Under the merger agreement each participant (including each of the executive officers) in the Annual Incentive Plan will be entitled to a prorated 2013 annual incentive payment based on deemed satisfaction of target performance levels, which amount is payable upon the earlier to occur of March 1, 2014 and the date which is 30 days after the closing of the merger.

For an estimate of the value of the payments and benefits described above that would be payable to each of PVR’s current named executive officers, see “Proposal 1: The Merger—Quantification of Potential Payments to PVR’s Named Executive Officers in Connection with the Merger” below.

Indemnification Insurance

The PVR partnership agreement requires PVR, among other things, to indemnify the directors and executive officers of PVR GP against certain liabilities that may arise by reason of their service as directors or officers.

In addition, the merger agreement provides that, for a period of six years from the effective time, Regency shall indemnify, defend and hold harmless an officer or director of PVR or any of its subsidiaries and also with respect to any such person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with PVR) serving at the request of or on behalf of PVR or any of its subsidiaries and together with such person’s heirs, executors or administrators against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

In addition, pursuant to the terms of the merger agreement, PVR’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving entity. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification and Insurance.”

Conversion of Class B Units

E. Bartow Jones and Andrew W. Ward, members of the PVR board of directors, are also Managing Directors of Riverstone. Mr. Ward is also a partner at Riverstone. In connection with the merger, immediately prior to the effective time of the merger (i) 23,779,883 Class B Units held by Riverstone and outstanding as of the date of the merger and (ii) any Class B Units issued as part of a distribution in kind after the date of the merger agreement and held by Riverstone as of the effective time will be converted into PVR common units on a one-for-one basis and thereby become entitled to receive the merger consideration per PVR common unit.

New Arrangements with Regency

Prior to the effective time, Regency and its affiliates may initiate negotiations of agreements, arrangements and understandings with certain of PVR’s executive officers regarding compensation and benefits and may enter into definitive agreements regarding employment with, or the right to participate in the equity of, Regency or its affiliates, in each case on a going-forward basis following completion of the merger. However, as of the date of this filing, no such agreements exist.

Quantification of Potential Payments to PVR’s Named Executive Officers in Connection with the Merger

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the merger which the current PVR named executive officers could receive in connection with this merger. The amounts in the table below were calculated using the following assumptions: (1) the consummation of the merger occurred on November 15, 2013, (ii) the price per share of the PVR common units for purposes of calculating accelerated equity awards is $26.21, which is the average closing market price of PVR’s common units over the first five business days following the first public announcement of the merger, (iii) although it has not yet been determined whether the named executive officers will continue employment with Regency or if they will incur a Qualifying Termination, the employment of the named executive officer is assumed to be terminated due to a Qualifying Termination on the date of the merger, other than in the case of Mr. Page, whose employment with PVR GP ended on December 31, 2012 (further described below); and (iv) with respect to amounts that could become payable under the Employment Agreements, the executive properly executed a general release agreement in favor of PVR GP. Values shown below do not take into account any increase in compensation that may occur following the date of this joint proxy statement/prospectus or following the merger. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may differ from the amounts set forth below.

Sections 280G and 4999 of the Code govern payments that are considered golden parachute payments. When a company provides payments to certain executives that are contingent on a change in control, and such payments exceed certain amounts, Sections 280G and 4999 of the Code impose a 20% excise tax on individuals who receive “excess parachute payments.” Additionally, the company making the payments is precluded from utilizing any deduction associated with an excess parachute payment. As of the date of this filing, PVR is still evaluating the impact that Sections 280G and 4999 of the Code could have on the payments described below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
William H. Shea, Jr.	3,500,000	2,572,826	39,022	245,725	6,357,573
Robert B. Wallace	1,932,600	1,082,394	23,179	106,453	3,144,626
Keith D. Horton	1,965,000	1,150,829	84,487	108,259	3,308,575
Bruce D. Davis, Jr.	1,932,600	1,082,394	84,487	106,453	3,205,934

(1)	Amounts in this column reflect the base salary and bonus that would become payable as severance to the executive following a Qualifying Termination under his Employment Agreement, as well as the pro-rata 2013 Annual Incentive Plan amount that he could receive in the event that the merger is consummated during the 2013 year. Base salary and bonus severance payments are considered “double-trigger” payments as a Qualifying Termination following a change in control must occur prior to payment. The base salary severance amounts under the Employment Agreements for each executive would equal the following amounts: Mr. Shea, $1,500,000; Mr. Wallace, $966,300; Mr. Horton, $982,500 and Mr. Davis, $966,300. The bonus severance payments under the Employment Agreements for each executive would equal the following amounts: Mr. Shea, $1,500,000; Mr. Wallace, $724,725; Mr. Horton, $736,875 and Mr. Davis, $724,725. The 2013 bonus amounts under the Annual Incentive Plan for each executive would equal the following amounts, assuming a pro-rata calculation was based on the change in control becoming consummated on November 15, 2013: Mr. Shea, $500,000; Mr. Wallace, $241,575; Mr. Horton, $245,625 and Mr. Davis, $241,575. The 2013 bonus amounts under the Annual Incentive Plan would be considered “single-trigger” payments because the merger agreement provides for the payment of these amounts to all individuals assuming that the merger is consummated, whether or not the executive’s employment is terminated.
(2)	Amounts in this column reflect the amount of the time-based and performance-based phantom PVR common units that the executives held as of the date of this filing. Time-based phantom unit amounts reflect the following values for each executive: Mr. Shea, $873,527; Mr. Wallace, $358,631; Mr. Horton, $414,826 and Mr. Davis, $358,631. Performance-based phantom unit amounts reflect the following values for each executive: Mr. Shea, $1,699,299; Mr. Wallace, $723,763; Mr. Horton, $736,003 and Mr. Davis, $723,763. All amounts in this column would be considered “single-trigger” payments as the merger agreement provides for the vesting of these awards in connection with the change in control, whether or not the executive’s employment is terminated.
(3)	Amounts in this column reflect the maximum aggregate amount of the continued medical benefits and the outplacement services the executives could receive upon a Qualifying Termination pursuant to his Employment Agreement. The amount of the cash payments that would become payable to each executive in connection with a Qualifying Termination for the coverage of medical benefits would be as follows: Mr. Shea, $23,022; Mr. Wallace, $7,179; Mr. Horton, $68,487 and Mr. Davis, $68,487. The outplacement services have been calculated as if all 24 months of services would be provided, although it is possible that lower amounts would be provided if the executive were to take a job with a third party prior to the end of that 24 month period. The amounts of 24 months of outplacement services for each executive could be $16,000 per executive. Amounts in this column are considered “double-trigger” payments.
(4)	Amounts in this column reflect the cash settlement payments that are associated with the distribution equivalent rights that were accumulated during the vesting period of the outstanding performance-based PVR phantom units held by each executive. The distribution equivalent right settlement amounts are considered “single-trigger” payments because they will become payable in connection with the merger whether or not the executive’s employment is terminated.

For Mr. Page, cash severance benefits payable following his departure on December 31, 2012, consisted of: (i) 52 weeks’ worth of base salary, payable in monthly installments ($318,000); (ii) vacation benefits accrued through this employment termination date ($8,562); and (iii) 12 months’ worth of medical and dental insurance premiums ($17,232). As a retirement-eligible employee, Mr. Page’s outstanding time-and performance based phantom PVR common units became non-forfeitable in connection with his departure and will be settled at the same time as the equity awards held by PVR’s current named executive officers receive the settlement of their equity awards. Using the unit price of $26.21 described above, the value of Mr. Page’s phantom PVR time-based units would be $249,441, and the value of Mr. Page’s phantom PVR performance-based units would be $487,925. Mr. Page’s cash settlement of the distribution equivalent rights that accumulated during the vesting period of his performance-based PVR phantom units would be $77,370.

No Appraisal Rights

Appraisal rights are not available in connection with the merger under the Delaware LP Act or under the PVR partnership agreement.

Accounting Treatment of the Merger

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations, Regency will account for the merger as an acquisition of a business.

Regulatory Approvals and Clearances Required for the Merger

The following is a summary of the material regulatory requirements for completion of the transactions contemplated by the merger agreement. There can be no guarantee if and when any of the consents or approvals required for the transactions contemplated by the merger agreement will be obtained or as to the conditions that such consents and approvals may contain.

Under the HSR Act, and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. On October 30, 2013, Regency and PVR filed Notification and Report Forms, which are referred to as HSR Forms, with the Antitrust Division and the FTC. If early termination is not granted and if Regency and PVR do not receive from the Antitrust Division or FTC a Request for Additional Information and Documentary Materials, which is referred to as a second request, the waiting period under the HSR Act with respect to the proposed merger will expire at 11:59 p.m., Eastern Time, on the 30th day after the HSR Forms were filed. If Regency and PVR receive a second request, the waiting period under the HSR Act will be extended until 11:59 p.m., Eastern Time, on the 30th day after both Regency and PVR have substantially complied with the second request, unless earlier terminated by the Antitrust Division or FTC or extended by agreement among the parties and the Antitrust Division or the FTC.

At any time before or after the effective time, the Antitrust Division or the FTC could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of Regency or PVR or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Regency and PVR have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority may assert under antitrust laws with respect to the merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the merger, in each case, so as to enable the closing of the merger to occur as promptly as practicable and in any event no later than the outside date. Notwithstanding the foregoing, Regency is not required to commit to any dispositions or holdings separate of, and/or limitations or restrictions on, its or PVR’s businesses, operations or assets unless the following conditions are satisfied: (1) any such dispositions of, or limitations on, are, individually and in the aggregate, immaterial to the businesses, operations and/or assets of PVR, Regency or their respective subsidiaries (provided, that, in the case of Regency and its subsidiaries, for purposes of determining whether a business, operation or asset is immaterial, it shall be assumed that Regency and its subsidiaries are of equivalent size to the current size of PVR and its subsidiaries, in each case taken as a whole) and (2) the effect of any such dispositions, holdings separate, limitations and/or restrictions would not, individually or in the aggregate, reasonably be expected to result in a loss (other than an immaterial loss) of the reasonably expected benefits to Regency of the merger.

Directors and Executive Officers of Regency After the Merger

Regency GP has direct responsibility for conducting Regency’s business and for managing its operations. Because Regency GP is a limited partnership, its general partner, Regency GP LLC, is ultimately responsible for the business and operations of Regency GP and conducts its business and operations. Thus, the board of directors and officers of Regency GP LLC make decisions on Regency’s behalf. The directors and executive officers of Regency GP LLC immediately prior to the merger will continue as the directors and executive officers of Regency GP LLC after the merger.

Listing of Regency Common Units

It is a condition to closing that the common units to be issued in the merger to PVR unitholders be approved for listing on the NYSE, subject to official notice of issuance.

Delisting and Deregistration of PVR Common Units

If the merger is completed, PVR common units will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Regency Unitholder Approval is Not Required

Regency unitholders are not required to adopt the merger agreement or approve the merger or the issuance of Regency common units in connection with the merger.

Ownership of Regency After the Merger

Regency will issue approximately 140 million Regency common units to former PVR unitholders pursuant to the merger. Further, the number of Regency common units outstanding will increase after the date of this proxy statement/prospectus if Regency sells additional common units to the public. As a result, immediately following the completion of the merger, Regency expects to have at least 352 million common units outstanding. PVR unitholders are therefore expected to hold no more than 40% of the aggregate number of Regency common units outstanding immediately after the merger. Holders of Regency common units are not entitled to elect Regency’s general partner or the directors of Regency GP LLC (unlike holders of PVR units) and have only limited voting rights on matters affecting Regency’s business. Consequently, PVR unitholders, as a general matter, will have less influence over the management and policies of Regency than they currently exercise over the management and policies of PVR. Please read “Comparison of Rights of Regency Unitholders and PVR Unitholders” for additional information.

Restrictions on Sales of Regency Common Units Received in the Merger

Regency common units issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for Regency common units issued to any PVR unitholder who may be deemed to be an “affiliate” of Regency after the completion of the merger. This proxy statement/prospectus does not cover resales of Regency common units received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Litigation Relating to the Merger

Four putative class action lawsuits challenging the merger have been filed, two in the Court of Chancery of the State of Delaware: (i) David Naiditch v. PVR Partners, L.P., et al. (Case No. 9015-VCL); and (ii) Robert P. Frutkin v. Edward B. Cloues II, et al. (Case No. 9020-VCL), and two in the Court of Common Pleas for Delaware County, Pennsylvania: (i) Charles Monatt v. PVR Partners, LP, et al. (Case No. 2013-10606); and (ii) Steven Keene v. PVR Partners, L.P., et al. (Case No. 2013-10723). All of the cases name PVR, PVR GP, the current directors of PVR GP, Regency, Regency GP and RVP LLC, a subsidiary of Regency, as defendants. Each of the lawsuits has been brought by a purported unitholder of PVR, both individually and on behalf of a putative class consisting of public unitholders of PVR. The lawsuits generally allege, among other things, that the directors of PVR GP breached their fiduciary duties to unitholders of PVR by agreeing to a transaction with inadequate consideration and unfair terms and pursuant to an inadequate process. The lawsuits allege further that PVR GP, Regency, Regency GP and RVP LLC aided and abetted the directors of PVR GP in the alleged breach of their fiduciary duties. The Naiditch, Monatt and Keene lawsuits allege further that PVR also aided and abetted the directors of PVR GP in the alleged breach of their fiduciary duties. The Keene lawsuit alleges further that the directors of PVR GP breached the implied covenant of good faith and fair dealing by engaging in, or facilitating, an unfair merger process and transaction. The lawsuits seek, in general, (i) injunctive relief enjoining the transactions contemplated by the merger agreement, (ii) in the event the merger is consummated, rescission or an award of rescissory damages, (iii) an award of plaintiffs’ costs, including reasonable attorneys’ and experts’ fees, (iv) the accounting by the defendants to plaintiffs for all damages caused by the defendants, and (v) such further relief as the court deems just and proper.

One additional lawsuit has been filed in the Court of Common Pleas for Delaware County, Pennsylvania: Saul Srour v. PVR Partners, L.P., et al. (Case No. 2013-11015). A summary of the allegations in the Srour lawsuit is not currently available.

These lawsuits are at a preliminary stage. PVR, Regency and the other defendants believe that these lawsuits are without merit and intend to defend against them vigorously.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement and an amendment thereto, which are attached as Annexes A-1 and A-2 to this proxy statement/prospectus and incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Regency and PVR encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the merger as it is the legal document governing the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Regency, PVR or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about Regency, PVR or their respective subsidiaries or affiliates contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Regency and PVR were qualified and subject to important limitations agreed to by Regency and PVR in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to unitholders and reports and documents filed with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of PVR with and into Regency. Regency, which is sometimes referred to following the merger as the surviving entity, will survive the merger, and the separate limited partnership existence of PVR will cease. After the completion of the merger, the certificate of limited partnership of Regency in effect immediately prior to the effective time will be the certificate of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law, and the Regency partnership agreement in effect immediately prior to the effective time will be the agreement of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law.

Effective Time; Closing

The effective time will be at such time that PVR files with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of the Delaware LP Act, or at such other date or time as is agreed to by PVR and Regency and specified in the certificate of merger.

Unless the parties agree otherwise, the closing of the merger will occur at 9:00 a.m. (central time), on the second business day after the satisfaction or waiver of the conditions to the merger provided in the merger agreement (other than conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as Regency and PVR agree. For further discussion of the conditions to the merger, see “—Conditions to Consummation of the Merger.”

Regency and PVR currently expect to complete the merger in the first quarter of 2014, subject to receipt of required unitholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

Conditions to Consummation of the Merger

Regency and PVR may not complete the merger unless each of the following conditions is satisfied or waived, if waiver is permitted by applicable law:

•	the merger agreement and the transactions contemplated thereby must have been adopted by the affirmative vote or consent of the holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class;

•	the waiting period applicable to the merger under the HSR Act must have been terminated or expired;

•	no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining, preventing or prohibiting the consummation of transactions contemplated by the merger agreement or making the consummation of such transactions illegal;

•	the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to any stop order or proceedings initiated or threatened by the SEC; and

•	the Regency common units to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance.

The obligations of Regency to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of PVR in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, except to the extent expressly made as of an earlier date, in which case as of such date, except where the failure of such representations and warranties to not be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in any individual representation or warranty), does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on PVR (apart from certain identified representations and warranties (i) that there will not have been a material adverse effect on PVR from December 31, 2012 through the closing date, with respect to the authority to execute the merger agreement and consummate the transactions contemplated thereby, that the adoption of the merger agreement by the affirmative vote or consent of the holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, is the only approval of the holders of any equity interests in PVR that is required for approval of the merger, and that PVR is the sole owner of PVR GP and owns the limited liability company interests of PVR GP free and clear of any liens, which in each case must be true and correct in all respects and (ii) with respect to PVR’s capitalization, which must be true and correct in all respects other than immaterial misstatements and omissions);

•	PVR and PVR GP having performed, in all material respects, all obligations required to be performed by them under the merger agreement;

•	the receipt of an officer’s certificate executed by an executive officer of PVR certifying that the two preceding conditions have been satisfied;

•

Regency must have received from Baker Botts L.L.P., tax counsel to Regency, a written opinion dated as of the date of the closing of the merger to the effect that for U.S. federal income tax purposes (i) none of Regency or Regency GP will recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the

Code), (ii) no gain or loss will be recognized by holders of Regency common units as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code) and (iii) at least 90% of the combined gross income of each of Regency and PVR for the most recent four complete calendar quarters ending before the date of the closing of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

•	the conversion of the 10,346,257 special units of PVR outstanding as of the date of the merger agreement into an aggregate of 10,346,257 PVR common units prior to the effective time, which conversion occurred on November 7, 2013.

The obligations of PVR to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Regency in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, except to the extent expressly made as of an earlier date, in which case as of such date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in any individual representation or warranty), does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Regency (apart from certain identified representations and warranties (i) providing that there will not have been a material adverse effect on Regency from December 31, 2012 through the closing date and with respect to the authority to execute the merger agreement and consummate the transactions, which must be true and correct in all respects and (ii) with respect to Regency’s capitalization, which must be true and correct in all respects other than immaterial misstatements and omissions);

•	Regency and Regency GP having performed, in all material respects, all obligations required to be performed by them under the merger agreement;

•	the receipt of an officer’s certificate executed by an executive officer of Regency certifying that the two preceding conditions have been satisfied; and

•	PVR must have received from Vinson & Elkins L.L.P., tax counsel to PVR, a written opinion dated as of the date of the closing of the merger to the effect that for U.S. federal income tax purposes, (i) except to the extent the cash consideration and any cash received in lieu of fractional Regency common units pursuant to the merger agreement causes the transaction to be treated as a disguised sale transaction described in Section 707(a)(2)(B) of the Code, PVR will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code), (ii) except to the extent the cash consideration and any cash received in lieu of fractional Regency common units pursuant to the merger agreement causes the transaction to be treated as a disguised sale transaction described in Section 707(a)(2)(B) of the Code, holders of PVR common units will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code), provided that such opinion will not extend to any holder who acquired PVR common units from PVR in exchange for property other than cash, and (iii) at least 90% of the gross income of PVR for the most recent four complete calendar quarters ending before the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

For purposes of the merger agreement, the term “material adverse effect” means, when used with respect to a party to the merger agreement, any change, effect, event or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such party or its subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders the consummation of the transactions contemplated by the merger agreement, including the merger, on or before the outside date; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following will be disregarded in determining whether there has been a material adverse effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which such party operates; (ii) the announcement or pendency of the merger agreement or the transactions contemplated thereby or the performance of the merger agreement (including, for the avoidance of doubt, performance of the parties’ reasonable best efforts obligations under the merger agreement in connection with obtaining regulatory approval); (iii) any change in the market price or trading volume of the limited partnership interests, shares of common stock or other equity securities of such party (it being understood and agreed that the foregoing will not preclude any other party to the merger agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of material adverse effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any laws or regulations applicable to such party or applicable accounting regulations or principles or the interpretation thereof; (vi) any legal proceedings commenced by or involving any current or former member, partner or stockholder of such party (on their own or on behalf of such party) arising out of or related to the merger agreement or the transactions contemplated thereby and (vii) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids or coal; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above will be considered for purposes of determining whether there has been or would reasonably be expected to be a material adverse effect if and to the extent such state of affairs, changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such party and its subsidiaries, as compared to other companies operating in the industries in which such party and its subsidiaries operate.

PVR Unitholder Approval

PVR has agreed to hold a special meeting of PVR unitholders as soon as is practicable after the date of the merger agreement for the purpose of such unitholders voting on the adoption of the merger agreement and the transactions contemplated thereby. The merger agreement requires PVR to submit the merger agreement to a unitholder vote (i) even if the board of directors of PVR GP no longer recommends adoption of the merger agreement and (ii) irrespective of the commencement, public proposal, public disclosure or communication to PVR of any alternative proposal (as described below). In addition, unless the board of directors of PVR GP has effected an adverse recommendation change in accordance with the merger agreement as described in “—Change in PVR GP Board Recommendation,” PVR has agreed to use its reasonable best efforts to solicit from PVR unitholders proxies in favor of the merger and to take all other action necessary or advisable to secure the adoption by its unitholders of the merger agreement and the transactions contemplated thereby. The board of directors of PVR GP has approved the merger agreement and the transactions contemplated thereby by a unanimous vote and authorized that the merger agreement be submitted to PVR unitholders for their consideration.

For purposes of the merger agreement, the term “alternative proposal” means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Regency and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of PVR and its subsidiaries (including securities of its subsidiaries) equal to 15% or more of PVR’s consolidated assets or to which 15% or more of PVR’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 15% or more of any class of equity securities of PVR, (iii) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of PVR or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving PVR which is structured to permit any person or “group” (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership of at least 15% of PVR’s consolidated assets or equity interests; in each case, other than the transactions contemplated by the merger agreement.

No Solicitation by PVR of Alternative Proposals

The merger agreement contains detailed provisions prohibiting PVR from seeking an alternative proposal to the merger. Under these “no solicitation” provisions, PVR has agreed that it will not, and will cause its subsidiaries and use reasonable best efforts to cause its and its subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute the submission of an alternative proposal;

•	grant approval to any person to acquire 20% or more of any partnership securities issued by PVR without such person being subject to the limitations in the PVR partnership agreement that prevents certain persons or groups that beneficially own 20% or more of any outstanding partnership securities of any class then outstanding from voting any partnership securities of PVR on any matter; or

•	except as permitted by the merger agreement, enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an alternative proposal.

In addition, the merger agreement requires PVR and its subsidiaries to (i) cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal, (ii) request the return or destruction of all confidential information previously provided to any such persons and (iii) immediately prohibit any access by any persons (other than Regency and its representatives) to any physical or electronic data room relating to a possible alternative proposal.

Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances at any time prior to PVR unitholders voting in favor of adopting the merger agreement, PVR may furnish information, including confidential information, with respect to it and its subsidiaries to, and participate in discussions or negotiations with, any third party that makes a written alternative proposal that PVR GP’s board of directors believes is bona fide, and (after consultation with its financial advisors and outside legal counsel) PVR GP’s board of directors determines in good faith constitutes or could reasonably be expected to lead to or result in a superior proposal and such alternative proposal did not result from a material breach of the no solicitation provisions in the merger agreement. In addition, if PVR desires to waive any of the standstill provisions of any confidentiality agreement entered into with another person as permitted by the merger agreement, PVR is required to give written notice of the specific aspect of the standstill provision desired to be waived and will thereafter be permitted to waive such provisions, which waiver will constitute a waiver of the standstill provisions of Regency’s confidentiality agreement with PVR in the same manner and to the same extent as such provisions are waived with respect to such person.

PVR has also agreed in the merger agreement that it (i) will promptly, and in any event within 24 hours after receipt, notify Regency of any alternative proposal or any request for information or inquiry with regard to any alternative proposal and the identity of the person making any such alternative proposal, request or inquiry (including providing Regency with copies of any written materials received from or on behalf of such person relating to such proposal, offer, request or inquiry) and (ii) will provide Regency the terms, conditions and nature of any such alternative proposal, request or inquiry. In addition, PVR will keep Regency reasonably informed of all material developments affecting the status and terms of any such alternative proposals, offers, inquiries or requests (and promptly provide Regency with copies of any written materials received by PVR or that PVR has delivered to any third party making an alternative proposal that relate to such proposals, offers, requests or inquiries) and of the status of any such discussions or negotiations.

The merger agreement permits PVR or PVR GP’s board of directors to issue a “stop, look and listen” communication pursuant to Rule 14d-9(f) or comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act if the board of directors of PVR GP determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be reasonably likely to constitute a violation of applicable law.

For purposes of the merger agreement, a superior proposal means a bona fide unsolicited written offer, obtained after the date of the merger agreement and not in breach of PVR’s no solicitation obligations described above (other than an immaterial breach) to acquire, directly or indirectly, 80% or more of the outstanding equity securities of PVR or 80% or more of the assets of PVR and its subsidiaries on a consolidated basis, made by a third party, which is on terms and conditions which PVR GP’s board of directors determines in its good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to PVR’s unitholders (in their capacity as unitholders) from a financial point of view than the transactions contemplated by the merger agreement, taking into account at the time of such determination any changes to the terms of the merger agreement that as of that time had been committed to by Regency in writing.

Change in PVR GP Board Recommendation

The merger agreement provides that PVR will not, and will cause its subsidiaries and use reasonable best efforts to cause its representatives not to, directly or indirectly, withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Regency, the recommendation of PVR GP’s board of directors that PVR’s unitholders adopt the merger agreement or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any alternative proposal. In addition, within five business days of receipt of a written request from Regency following receipt by PVR of an alternative proposal, PVR will publicly reconfirm the recommendation of PVR GP’s board of directors that PVR’s unitholders adopt the merger agreement and PVR may not unreasonably withhold, delay (beyond the five business day period) or condition such public reconfirmation; provided, that Regency is not permitted to make such request on more than one occasion in respect of each alternative proposal and each material modification to an alternative proposal, if any.

PVR taking or failing to take, as applicable, any of the actions described above is referred to as an “adverse recommendation change.”

Notwithstanding the terms described above or any other term of the merger agreement to the contrary, subject to the conditions described below, the board of directors of PVR GP may, at any time prior to the adoption of the merger agreement by the unitholders of PVR, effect an adverse recommendation change in response to either (i) an alternative proposal or (ii) changed circumstance (as defined below), in each case if PVR GP’s board of directors, after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be inconsistent with its duties under the PVR partnership agreement or applicable law, and the following conditions have been met:

•	if PVR GP’s board of directors intends to effect such adverse recommendation change in response to an alternative proposal:

•	such alternative proposal is bona fide, in writing and has not been withdrawn or abandoned;

•	PVR GP’s board of directors has determined, after consultation with its outside legal counsel and financial advisors, that such alternative proposal constitutes a superior proposal as described below;

•	PVR has provided prior written notice to Regency of the intention of PVR GP’s board of directors to effect an adverse recommendation change, and such notice has specified the identity of the person making such alternative proposal, the material terms and conditions of such alternative proposal, and complete copies of any written proposal or offers (including proposed agreements) received by PVR in connection with such alternative proposal;

•	during the period that commences on the date of delivery of the above-described notice and ends on the date that is the fifth calendar day following the date of such delivery, PVR must have (1) negotiated with Regency in good faith to make such adjustments to the terms and conditions of the merger agreement as would permit PVR GP’s board of directors not to effect an adverse recommendation change; and (2) kept Regency reasonably informed with respect to the status and changes in the material terms and conditions of such alternative proposal or other change in circumstances related thereto; provided, that any material revisions to such alternative proposal (including any change in the purchase price) will require delivery of a subsequent notice and a subsequent notice period, except that such subsequent notice period will expire upon the later of (x) the end of the initial notice period and (y) the date that is the third calendar day following the date of the delivery of such subsequent notice; and

•	PVR GP’s board of directors must have considered all revisions to the terms of the merger agreement irrevocably offered in writing by Regency and, at the end of the notice period, must have determined in good faith that such alternative proposal continues to constitute a superior proposal even if such revisions were to be given effect; or

•	if PVR GP’s board of directors intends to effect such adverse recommendation change in response to a changed circumstance:

•	PVR has provided prior written notice to Regency of the intention of PVR GP’s board of directors to effect an adverse recommendation change, and such notice has specified the details of such changed circumstance and the reasons for the adverse recommendation change;

•	during the period that commences on the date of delivery of the above-described notice and ends on the date that is the fifth calendar day following the date of such delivery, PVR must have (i) negotiated with Regency in good faith to make such adjustments to the terms and conditions of the merger agreement as would permit the PVR GP’s board of directors not to effect an adverse recommendation change; and (ii) kept Regency reasonably informed of any change in circumstances related thereto; and

•	PVR GP’s board of directors must have considered all revisions to the terms of the merger agreement irrevocably offered in writing by Regency and, at the end of the notice period, must have determined in good faith that the failure to effect an adverse recommendation change would be inconsistent with its duties under the PVR partnership agreement or applicable Law even if such revisions were to be given effect.

As used in the merger agreement, a changed circumstance means a material event, circumstance, change or development, in each case that arises or occurs after the date of the merger agreement and was not, prior to such date, known to or reasonably foreseeable by PVR GP’s board of directors; provided, however, that in no event will the receipt, existence or terms of an alternative proposal or any matter relating thereto or consequence thereof constitute a changed circumstance.

Merger Consideration

The merger agreement provides that, at the effective time of the merger, each PVR common unit and Class B unit issued and outstanding or deemed issued and outstanding as of immediately prior to the effective time will be converted into the right to receive (i) 1.020 Regency common units and (ii) an amount of cash equal to the difference (if positive) between (x) the PVR annualized distribution and (y) the Regency adjusted annualized distribution. The PVR annualized distribution is the product of four times the amount of the quarterly cash distribution most recently declared by PVR prior to the closing of the merger. The Regency adjusted annualized distribution is the product of four times the amount of the quarterly cash distribution most recently declared by Regency prior to the closing of the merger, multiplied by the exchange ratio of 1.020. Any PVR securities that are owned by PVR or Regency or any of their respective subsidiaries immediately prior to the effective time will be cancelled without any conversion or payment of consideration in respect thereof.

Regency will not issue any fractional units in the merger. Instead, each holder of PVR common units or Class B units that are converted pursuant to the merger agreement who otherwise would have received a fraction of a Regency common unit will be entitled to receive, from the exchange agent appointed by Regency pursuant to the merger agreement, a cash payment in lieu of such fractional units representing such holder’s proportionate interest in the proceeds from the sale by the exchange agent of the number of excess Regency common units represented by the aggregate amount of fractional Regency common units.

Treatment of Equity Awards

Under the merger agreement, equity-based awards held by PVR’s directors and executive officers as of the effective time will be treated at the effective time as follows:

Phantom Units. Except as otherwise expressly provided in the original grant terms of a particular award, each phantom PVR common unit that was granted under a PVR equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such phantom PVR common unit, will at the effective time vest in full (in the case of performance-based phantom PVR common units, based on achievement of target level of performance), the restrictions with respect thereto will lapse, and each PVR common unit deemed to be issued in settlement thereof will be deemed issued and outstanding as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any then-accumulated distribution equivalents payable pursuant to distribution equivalent rights with respect to each phantom PVR common unit that vests in accordance with the merger agreement will at the effective time and without any action on the part of any holder thereof vest in full and become immediately payable in cash in accordance with the terms of the merger agreement.

Restricted Units. Each restricted PVR common unit that was granted under a PVR equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such restricted PVR common unit, will at the effective time vest in full and the restrictions with respect thereto will lapse, and each restricted PVR common unit will be treated as an issued and outstanding PVR common unit as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

Deferred Common Units. Restrictions with respect to each deferred PVR common unit that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such deferred PVR common unit, will at the effective time lapse, and each deferred PVR common unit will be treated as an issued and outstanding PVR common unit as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

PVR Equity Plans. As of the effective time, Regency will assume the obligations of PVR under the PVR equity plans and will assume such plans for the purposes of employing such plans to make grants of equity-based awards of Regency common units following the closing of the merger.

Adjustments to Prevent Dilution

Prior to the effective time, each of the cash consideration and the exchange ratio will be appropriately adjusted to reflect fully the effect of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution (except in the case of distributions of PVR Class B units paid in kind on PVR Class B units in the ordinary course and in accordance with the PVR partnership agreement), combination, exchange of units or similar transaction with respect to PVR common units or Class B units or Regency common units to provide the holders of PVR common units and Class B units the same economic effect as contemplated by the merger agreement prior to such event.

Withholding

Regency and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to a holder of PVR common units, PVR Class B units, restricted PVR common units, phantom PVR common units (and any distribution equivalent rights) and deferred PVR common units such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of applicable U.S. federal, state, local or foreign tax law. To the extent that deduction and withholding is required, such deduction and withholding will be taken in Regency common units. To the extent withheld, such withheld Regency common units will be treated as having been paid to the former holder of PVR common units, PVR Class B units, restricted PVR common units, phantom PVR common units (and any distribution equivalent rights) and deferred PVR common units, as applicable, in respect of whom such withholding was made.

Distributions

No distributions with respect to Regency common units issued in the merger will be paid to the holder of any unsurrendered certificates until such certificates are surrendered. Following such surrender, there will be paid, without interest, to the record holder of Regency common units issued in exchange therefor (i) at the time of such surrender, all distributions payable in respect of any such Regency common units with a record date after the effective time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the distributions payable with respect to such Regency common units with a record date after the effective time but with a payment date subsequent to such surrender. For purposes of distributions in respect of Regency common units, all Regency common units to be issued pursuant to the merger will be entitled to distributions as if issued and outstanding as of the effective time.

Regulatory Matters

See “Proposal 1: The Merger—Regulatory Approvals and Clearances Required for the Merger” for a description of the material regulatory requirements for the completion of the merger.

Regency and PVR have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority or any other person may assert under antitrust laws with respect to the merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the merger, in each case, so as to enable the closing of the merger to occur as promptly as practicable and in any event no later than the outside date. Notwithstanding the foregoing, Regency is not required to offer, accept or agree to any dispositions or holdings separate of, and/or limitations or restrictions on, its or PVR’s businesses, operations or assets unless the following conditions are satisfied: (1) any such dispositions of, or limitations on, are, individually and in the aggregate, immaterial to the businesses, operations and/or assets of PVR, Regency or their respective subsidiaries (provided, that, in the case of Regency and its subsidiaries, for purposes of determining whether a business, operation or asset is immaterial, it shall be assumed that Regency and its subsidiaries are of equivalent size to the current size of PVR and its subsidiaries, in each case taken as a whole) and (2) the effect of any such dispositions, holdings separate, limitations and/or restrictions would not, individually or in the aggregate, reasonably be expected to result in a loss (other than an immaterial loss) of the reasonably expected benefits to Regency of the merger.

Termination of the Merger Agreement

Regency or PVR may terminate the merger agreement at any time prior to the effective time, whether before or after the unitholders of PVR have approved the merger agreement, by mutual written consent.

In addition, either Regency or PVR may terminate the merger agreement at any time prior to the effective time by written notice to the other party:

•	if the merger has not occurred on or before May 31, 2014; provided, that if on such date the conditions to closing requiring the termination or expiration of the HSR waiting period and the absence of any injunctions or restraints attributable to antitrust laws have not been satisfied but all other conditions to closing have been satisfied or shall be capable of being satisfied, then such date may be extended on one or more occasions at the option of either PVR or Regency, by written notice to the other, to a date not later than August 31, 2014; provided, further, that the right to terminate the merger agreement if the merger has not occurred on or before May 31, 2014 will not be available to a party (i) if the inability to satisfy the conditions to closing was due to the failure of such party to perform any of its obligations under the merger agreement or (ii) if the other party has filed (and is then pursuing) an action seeking specific performance to enforce the obligations under the merger agreement;

•	if any governmental authority has issued a final and nonappealable law, injunction, judgment or ruling that enjoins or otherwise prohibits the consummation of the transactions contemplated by the merger agreement or makes the transactions contemplated by the merger agreement illegal; provided, however, that the right to terminate for this reason will not be available if the prohibition was due to the failure of the terminating party to perform any of its obligations under the merger agreement; or

•	if unitholders of PVR do not adopt the merger agreement at a special meeting of PVR unitholders or any adjournment or postponement of such meeting.

In addition, Regency may terminate the merger agreement:

•	if an adverse recommendation change shall have occurred;

•	if prior to the adoption of the merger agreement by the unitholders of PVR, PVR is in willful breach of its obligations to (i) duly call, give notice of and hold a special meeting of PVR unitholders for the purpose of obtaining unitholder approval of the merger agreement, use its reasonable best efforts to solicit proxies from unitholders in favor of such adoption and, through PVR GP’s board of directors, recommend the adoption of the merger agreement to PVR’s unitholders or (ii) comply with the requirements described under “—No Solicitation by PVR of Alternative Proposals;” other than in the case where (A) such willful breach is a result of an isolated action by a PVR representative (other than a PVR director or officer) and not caused by, or within the knowledge of, PVR and (B) PVR takes appropriate actions to remedy such willful breach upon discovery thereof; provided, that the right to terminate the merger agreement for this reason will not be available to Regency if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement; or

•	if there is a breach by PVR of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice of such breach by Regency, provided that Regency will not have the right to terminate the merger agreement for this reason if Regency is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

In addition, PVR may terminate the merger agreement:

•	if there is a breach by Regency of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice of such breach by PVR, provided that the PVR will not have the right to terminate the merger agreement for this reason if PVR is then in breach of its obligations to (i) duly call, give notice of and hold a special meeting of PVR unitholders for the purpose of obtaining unitholder approval of the merger agreement, use its reasonable best efforts to solicit proxies from unitholders in favor of such adoption and, through PVR GP’s board of directors, recommend the adoption of the merger agreement to PVR’s unitholders or (ii) comply with the requirements described under “—No Solicitation by PVR of Alternative Proposals;” or in material breach of any of its other representations, warranties, covenants or agreements contained in the merger agreement, or

•	prior to the adoption of the merger agreement by the unitholders of PVR, in order to enter into (concurrently with such termination) any agreement, understanding or arrangement providing for a superior proposal in accordance with PVR’s obligation to comply with the requirements described under “—No Solicitation by PVR of Alternative Proposals,” provided that PVR must concurrently with such termination pay to Regency the termination fee.

In some cases, termination of the merger agreement will require PVR to reimburse up to $20.0 million of Regency’s expenses or pay a termination fee to Regency, as described below under “—Termination Fee” and “—Expenses.”

Termination Fee

The merger agreement provides that PVR is required to pay a termination fee of $134.5 million, less any expenses of Regency previously reimbursed by PVR as described below under “—Expenses,” which is referred to as the termination fee, to Regency:

•	if (i) an alternative proposal was publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the special meeting of PVR unitholders called for the purpose of adopting the merger agreement (or, if the special meeting of PVR unitholders did not occur, prior to the date on which the merger agreement was terminated as a result of the failure to consummate the merger prior to the outside date), (ii) the merger agreement is terminated by PVR or Regency (A) as a result of the failure to consummate the merger prior to the outside date or (B) because the merger agreement was not adopted at the special meeting of PVR unitholders called for such purpose and (iii) PVR enters into a definitive agreement with respect to, or consummates, any alternative proposal during the 12-month period following the date on which the merger agreement is terminated (whether or not such alternative proposal is the same alternative proposal referred to in clause (i)); provided, that for purposes of the payment of the termination fee described above, the term “alternative proposal” has the meaning provided under “—PVR Unitholder Approval,” except that the references to “15% or more” will be deemed to be references to “50% or more;”

•	if Regency terminates the merger agreement due to:

•	an adverse recommendation change having occurred;

•

PVR being, prior to the adoption of the merger agreement by PVR unitholders, in willful breach of its obligations to (i) duly call, give notice of and hold a special meeting of its unitholders for the purpose of obtaining unitholder approval of the merger agreement, use its reasonable best efforts to solicit proxies from unitholders in favor of such adoption and, through PVR GP’s board of directors, recommend the adoption of the merger agreement to PVR’s unitholders or (ii) comply with the requirements described under “—No Solicitation by PVR of Alternative Proposals;” other than in the case where (A) such willful breach is a result of an isolated action by a PVR representative (other than a PVR director or officer) and not caused by, or within the knowledge of, PVR and (B) PVR takes appropriate actions to remedy such willful breach upon discovery thereof; or

•	a willful breach by PVR of any of its representations, warranties, covenants or agreements in the merger agreement which (i) results in the failure of certain closing conditions to be satisfied and (ii) is incapable of being cured or, if capable of being cured, has not been cured within 30 days following receipt of written notice of such breach from Regency; or

•	if PVR terminates the merger agreement:

•	because the merger agreement was not adopted by PVR unitholders at a special meeting of PVR unitholders called for such purpose in a case where an adverse recommendation change has occurred; or

•	prior to the receipt of the PVR unitholder approval, in order to enter into (concurrently with such termination) any agreement, understanding or arrangement providing for a superior proposal.

Expenses

Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the respective party incurring such fees and expenses, except that Regency and PVR will each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus.

In addition, in the event that the merger agreement is terminated:

•	by either party because the merger agreement was not adopted by PVR unitholders at a special meeting of PVR unitholders (or if PVR terminates the merger agreement pursuant to another termination right at a time when the agreement was terminable for this reason); or

•	by Regency because there is a breach by PVR of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice of such breach by Regency, then promptly, but in no event later than three business days after receipt of an invoice therefor from Regency, PVR will be required to pay Regency’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by Regency and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $20.0 million. In no event will PVR be required to make any such payment if, at the time of such termination, the merger agreement was terminable by PVR because there is a breach by Regency of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice of such breach by PVR.

Conduct of Business Pending the Consummation of the Merger

Under the merger agreement, each of Regency and PVR has undertaken certain covenants that place restrictions on it and its respective subsidiaries from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the effective time, unless the other party gives its prior written consent (which, in certain instances, cannot be unreasonably withheld, conditioned or delayed). In general, each party has agreed to (i) cause its respective business to be conducted in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its respective business organization, (iii) use commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by it, its subsidiaries and its joint ventures, other than changes to such policies made in the ordinary course of business and (iv) use commercially reasonable efforts to comply in all material respects with all applicable laws and the requirements of its respective material contracts.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules delivered by PVR to Regency in connection with the merger agreement, unless Regency consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), PVR has agreed to certain restrictions limiting its and its respective subsidiaries’ ability to, among other things:

•	sell, transfer, lease, farmout or otherwise dispose of any properties or assets that (i) do not generate cash on a recurring basis and have a fair market value in excess of $1 million in the aggregate (except (A) pursuant to certain contracts listed in the disclosure schedules, (B) dispositions of obsolete or worthless equipment that is replaced with comparable or better equipment, (C) transactions in the ordinary course of business consistent with past practice or (D) sales or transfers to PVR or its subsidiaries) and (ii) generate cash on a recurring basis (including securities of PVR’s subsidiaries);

•	make any capital expenditures (which includes, among others, any investments by contribution to capital) in excess of $100 million in the aggregate other than certain capital expenditures set forth on the disclosure schedules or as may be reasonably required to conduct emergency operations or repairs of any well, pipeline or other facility;

•	directly or indirectly acquire (i) any entity, division, business or equity interest of any third party or, (ii) except in the ordinary course of business consistent with past practice, any assets that, in the aggregate, have a purchase price in excess of $50 million;

•	make any loans or advances to any person other than (i) travel, relocation expenses and similar expenses or advances to employees in the ordinary course of business consistent with past practice, (ii) loans and advances to PVR or its subsidiaries and (iii) trade credit granted in the ordinary course of business consistent with past practice;

•	(i) except for in connection with certain contracts relating to indebtedness or commodity derivative instruments entered into in compliance with PVR’s risk management policy and (other than in the case of non-competition agreements) as in the ordinary course of business consistent with past practice, enter into material contracts or terminate or amend in any material respect any material PVR contract or (ii) (A) waive any material rights under any material PVR contract, (B) enter into or extend the term or scope of any material PVR contract that materially restricts PVR or any of its subsidiaries from engaging in any line of business or in any geographic area, (C) enter into any material PVR contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated by the merger agreement or (D) release any person from, or modify or waive any

•	except as required by the terms, as of the date of the merger agreement, of certain PVR benefit plans set forth in the disclosure schedules delivered by PVR to Regency in connection with the merger agreement, (i) increase the compensation of any executive officer, (ii) pay any bonus or incentive compensation, (iii) grant any new equity or non-equity based compensation award, (iv) enter into, establish, amend or terminate any PVR benefit plan or any other agreement or arrangement which would be a PVR benefit plan if it were in effect on the date of the merger agreement, (v) accelerate the vesting or payment of any compensation or benefits under any PVR benefit plan or (vi) fund any PVR benefit plan or trust relating thereto (other than the establishment by the compensation committee of the board of directors of PVR GP of the employee retention program described in “Proposal 1: The Merger—Interests of Directors and Executive Officers of PVR in the Merger”);

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions between wholly owned subsidiaries of PVR); or

•	except as provided under any agreement entered into prior to the date of the merger agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $1 million individually or $5 million in the aggregate.

PVR has further agreed that, subject to certain exceptions in the merger agreement and the disclosure schedules delivered by PVR to Regency, PVR will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions without the consent of Regency (which consent may be withheld in Regency’s sole discretion):

•	issue, sell, grant, dispose of, accelerate the vesting of or modify, any ownership or other limited partnership interests in PVR, voting securities or equity interests, or any securities convertible into or exchangeable for ownership or other interests in PVR, voting securities or equity interests, except that PVR may issue PVR common units upon the exercise of phantom units or deferred common units, in each case, which are outstanding as of the date of the merger agreement and in accordance with the terms thereof, (x) in the case of the 2011 performance-based phantom units scheduled to vest on December 31, 2013, the compensation committee of PVR GP’s board of directors may determine to vest such phantom units at target level of performance, (y) upon the conversion of the PVR special units to PVR common units in accordance with the PVR partnership agreement or (z) upon the conversion of the PVR Class B units to common units in accordance with the PVR partnership agreement;

•	redeem, purchase or otherwise acquire any ownership or other limited partnership interests in, voting securities or equity interests, except in connection with the settlement of tax withholding with respect to phantom units or deferred common units, in each case which are outstanding as of the date of the merger agreement and in accordance with the terms of such awards;

•	declare, set aside for payment or pay any distribution on any PVR common units, special units, Class B units or other partnership interests, or otherwise make any payments to PVR unitholders in their capacity as such, other than (i) distributions by a subsidiary to its parent, (ii) PVR’s regular quarterly distribution up to $0.55 per PVR common unit and (iii) distributions of Class B units in kind in respect of Class B units in accordance with the PVR partnership agreement;

•	split, combine, subdivide or reclassify any PVR common units, special units, Class B units or other partnership interests;

•	incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of PVR or any of its subsidiaries or joint ventures, except that PVR may borrow up to $10 million in the aggregate, and, if doing so would not breach, conflict with or require the consent of any third party, PVR also may:

•	borrow under PVR’s existing credit facility (and to the extent such credit facility is increased); and

•	borrow from or repay a subsidiary, and PVR’s subsidiaries may borrow from or repay PVR;

•	prepay or repurchase any long-term indebtedness for borrowed money or debt securities of PVR or any of its subsidiaries, other than revolving indebtedness, borrowings from PVR to a subsidiary and repayments or repurchases required pursuant to the terms of such indebtedness or debt securities;

•	(i) change its fiscal year or method of tax accounting, (ii) make, change or revoke any material tax election, (iii) settle or compromise any material liability for taxes or (iv) file any material amended tax return;

•	make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable law; or

•	amend PVR’s certificate of limited partnership or the PVR partnership agreement.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules delivered by Regency to PVR in connection with the merger agreement, unless PVR consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), Regency has agreed to certain restrictions limiting its and its subsidiaries’ ability to, among other things:

•	issue, sell, grant, dispose of, accelerate the vesting of or modify any limited partnership interests in Regency, voting securities or equity interests, or any securities convertible into or exchangeable for limited partnership interests in Regency, other than in connection with (i) the vesting or settlement of any equity or equity-based award that is outstanding on the date of the merger agreement or thereafter granted in accordance with their terms or (ii) a transaction involving the acquisition of assets or equity interests as to which the Regency GP LLC board of directors has received an opinion from a nationally recognized investment banking firm to the effect that such transaction is fair, from a financial point of view, to the unitholders of Regency, which is referred to as a parent acquisition transaction;

•	redeem, purchase or otherwise acquire any of Regency’s outstanding limited partnership interests, voting securities or equity interests, other than tax withholding with respect to, equity or equity-based awards outstanding on the date of the merger agreement or thereafter granted in accordance with their terms;

•	declare, set aside for payment or pay any distribution on any Regency common units, or otherwise make any payments to Regency’s unitholders in their capacity as such other than (i) distributions by a direct or indirect subsidiary to its parent, (ii) Regency’s regular quarterly distribution and associated distributions to Regency GP or (iii) distributions in connection with a parent acquisition transaction;

•	split, combine, subdivide or reclassify any Regency common units;

•	amend Regency’s certificate of limited partnership or the Regency partnership agreement (other than in connection with a parent acquisition transaction); or

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than transactions between wholly owned subsidiaries of Regency).

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, from and after the effective time, solely to the extent that PVR or any applicable subsidiary of PVR would be permitted to indemnify an indemnified party, Regency will to the fullest extent permitted by law, indemnify, defend and hold harmless, and provide advance and reimbursement of reasonable expenses to, all past and present directors and officers of PVR or any of its subsidiaries, solely to the extent that PVR or any applicable subsidiary would be permitted to indemnify such indemnified persons.

In addition, from and after the effective time and as provided by the merger agreement, Regency will (i) honor the provisions regarding the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in PVR’s charter documents and comparable governing instruments of any of its subsidiaries immediately prior to the effective time and ensure that the organizational documents of the surviving entity will, for a period of six years following the effective time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation than are presently set forth in such PVR’s certificate of limited partnership and the PVR partnership agreement and (ii) maintain in effect for six years from the effective time of the merger PVR’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the effective time with respect to such indemnified persons, so long as the surviving entity is not required to expend more than an amount per year equal to 300% of current annual premiums paid by PVR for such insurance. PVR may, in its sole discretion prior to the effective time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the effective time that were committed or alleged to have been committed by any past and present directors, officers and employees of PVR or any of its subsidiaries in their capacity as such, so long as the cost of such policy does not exceed six times an amount equal to 300% of the current annual premiums paid by PVR for directors’ and officers’ liability insurance policies and, if such a “tail policy” is purchased, Regency will have no further obligations with respect to maintaining directors’ and officers’ liability insurance.

Employee Matters

Pursuant to the merger agreement, Regency has acknowledged that the consummation of the merger will constitute a “change of control” for purposes of the PVR equity plan and certain other PVR benefit plans.

Pursuant to the merger agreement, Regency has agreed that, after completion of the merger, it will, subject to certain exceptions as provided in the merger agreement:

•	assume all PVR benefit plans in accordance with their terms as in effect immediately before the effective time; provided, that nothing will limit the right of PVR or Regency or any of their respective affiliates to amend or terminate such benefit plans to the extent permitted by their terms;

•	for one year following the effective time, provide, or cause to be provided, to each employee of PVR or any of its subsidiaries as of immediately prior to the effective time, for so long as such employee remains an employee of Regency, PVR or any of their respective affiliates during such one-year period, (i) base salary or regular hourly wage which is the same as or no less favorable than that provided to such employee immediately before the effective time and (ii) eligibility to participate in the benefit plans (including cash incentive compensation plans) sponsored or maintained by Regency GP LLC or its subsidiaries on the same basis as such eligibility to participate is provided to similarly situated employees of Regency GP LLC or its subsidiaries;

•	for all purposes (including purposes of vesting, eligibility to participate and level of benefits), under the benefit plans of Regency GP LLC and its subsidiaries providing benefits to any employee after the effective time who was an employee of PVR or any of its subsidiaries as of immediately prior to the effective time, credit such employees with their years of service with PVR and its subsidiaries and their respective predecessors before the effective time, to the same extent as such employee was entitled, before the effective time, to credit for such service under any similar PVR benefit plan in which such employee participated or was eligible to participate immediately prior to the effective time; provided that the foregoing will not apply with respect to either benefit accrual attributable to any period prior to the effective time under any defined benefit pension plan, or to the extent that its application would result in a duplication of benefits;

•	to the extent an employee of PVR or any of its subsidiaries is eligible to participate in a benefit plan of Regency and its subsidiaries providing benefits to PVR employees after the effective time, allow such employee to be eligible to participate, without any waiting time, in any and all benefit plans of Regency and its subsidiaries providing benefits to PVR employees after the effective time of the same type of any PVR benefit plan that such PVR employee participated in immediately prior to the effective time;

•	for purposes of each benefit plan of Regency and its subsidiaries providing benefits to PVR employees after the effective time providing medical, dental, pharmaceutical and/or vision benefits to PVR employees, cause all pre-existing condition exclusions and actively-at-work requirements to be waived unless such conditions would not have been waived under the comparable PVR benefit plans in which such employee participated immediately prior to the effective time;

•

take into account for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements under the benefit plans of Regency and its subsidiaries providing benefits to PVR employees after the effective time providing medical, dental, pharmaceutical and/or vision benefits to PVR employees for the applicable plan year any eligible expenses incurred by PVR employees (and his or her covered dependents) under the corresponding PVR benefit plan in which such employee participated immediately prior to the effective time during the portion of the plan year of such PVR benefit plan ending on the date such employee’s participation in the corresponding Regency benefit plan begins;

•	upon the earliest to occur of March 1, 2014 and the date which is 30 days after the closing date, each employee of PVR or any of its subsidiaries who participates in PVR GP’s Annual Incentive Plan as of immediately prior to the effective time, a prorated 2013 annual bonus based on deemed satisfaction of performance goals at target (and PVR may not make new awards in respect of 2014 under such plan); and

•	honor all vacation that is accrued and unused by each employee of PVR or any of its subsidiaries as of immediately prior to the effective time and reflected on the balance sheet of PVR and its subsidiaries in accordance with the terms of PVR’s policies as in effect as of immediately prior to the effective time. All vacation and paid time off that is accrued by PVR employees following the effective time will be subject to the policies of Regency GP LLC.

Financing Matters

The merger agreement provides that PVR will, at Regency’s request, (i) call for prepayment or redemption, or prepay or redeem, (ii) attempt to renegotiate the terms of, (iii) commence an offer to purchase and/or consent solicitation or (iv) satisfy and discharge or defease any then-existing indebtedness for borrowed money of PVR; provided that PVR will not be obligated to take any such action (nor will PVR be required to incur any cost or liability in respect thereof) prior to the effective time of the merger.

Amendment of PVR Partnership Agreement

The merger agreement provides that PVR will amend the PVR partnership agreement, for no additional consideration or undertaking by PVR or by the holders of the Class B units, prior to the record date for the PVR special unitholders meeting, to provide for the mandatory and automatic conversion of the Class B units into PVR common units immediately prior to the effective time.

Amendment and Waiver

At any time prior to the effective time, whether before or after adoption of the merger agreement by PVR unitholders, the parties may, by written agreement, amend the merger agreement; provided, however, that following approval of the merger and the other transactions contemplated by the merger agreement by PVR unitholders, no amendment or change to the provisions of the merger agreement will be made which by law would require further approval by PVR unitholders without such approval.

At any time prior to the effective time, any party to the merger agreement may, to the extent legally allowed:

•	waive any inaccuracies in the representations and warranties of any other party contained in the merger agreement;

•	extend the time for the performance of any of the obligations or acts of any other party provided for in the merger agreement; or

•	waive compliance by any other party with any of the agreements or conditions contained in the merger agreement, as permitted under the merger agreement.

Remedies; Specific Performance

The merger agreement provides that, in the event PVR pays the termination fee (described under “—Termination Fee”) to Regency when required, PVR will have no further liability to Regency or Regency GP. Notwithstanding any termination of the merger agreement, the merger agreement provides that nothing in the agreement (other than payment of the termination fee) will relieve any party from any liability for any failure to consummate the transactions when required pursuant to the merger agreement or any party from liability for fraud or a willful breach of any covenant or agreement contained in the merger agreement. The merger agreement also provides that the parties are entitled to obtain an injunction to prevent breaches of the merger agreement and to specifically enforce the merger agreement. In the event that Regency receives the termination fee, Regency may not seek any award of specific performance under the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties made by Regency and PVR. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact or of the condition of the parties to the merger agreement or their respective subsidiaries, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures may not be reflected in the merger agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement and are subject to more recent developments.

The representations and warranties made by both Regency and PVR relate to, among other things:

•	organization, formation, standing, power and similar matters;

•	capital structure;

•	approval and authorization of the merger agreement and the transactions contemplated by the merger agreement and any conflicts created by such transactions;

•	required consents and approvals of governmental authorities in connection with the transactions contemplated by the merger agreement;

•	documents filed with the SEC, financial statements included in those documents and regulatory reports filed with governmental authorities;

•	absence of undisclosed liabilities since December 31, 2012;

•	absence of certain changes or events from December 31, 2012 through the date of the merger agreement and from the date of the merger agreement through the closing date;

•	legal proceedings;

•	compliance with applicable laws and permits;

•	information supplied in connection with this proxy statement/prospectus;

•	tax matters;

•	environmental matters;

•	contracts of each party;

•	property;

•	brokers and other advisors;

•	state takeover statutes; and

•	absence of additional representations and warranties.

Additional representations and warranties made only by PVR relate to, among other things:

•	employee benefits;

•	opinion of financial advisor;

•	labor matters;

•	intellectual property;

•	insurance; and

•	regulatory matters.

Additional representations and warranties made only by Regency relate to, among other things, financing of the merger.

Issuance of PIK Units; Distributions

The merger agreement provides that any Class B units issued as distributions in kind on the Class B units pursuant to the PVR partnership agreement, which are referred to as PIK units, prior to the closing date will be issued as of the close of business on the record date for the distribution of such PIK units. In addition, from the date of the merger agreement until the effective time, each of Regency and PVR will coordinate with the other regarding the declaration of any distributions in respect of Regency common units, PVR common units and PVR Class B units. The merger agreement also provides that holders of PVR common units and Class B units will receive, for any quarter, either: (i) only distributions in respect of PVR common units or Class B units or (ii) only distributions in respect of Regency common units that they receive in exchange therefor in the merger.

Additional Agreements

The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters and public announcements. The merger agreement also obligates Regency to have Regency common units to be issued in connection with the merger approved for listing on the NYSE, subject to official notice of issuance, prior to the date of the consummation of the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

These following unaudited pro forma condensed combined financial statements of Regency have been prepared for illustrative purposes only and are not necessarily indicative of what the combined organization’s condensed financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined partnership. Future results may vary significantly from the results reflected because of various factors.

The accounting for an acquisition of a business is based on the authoritative guidance for business combinations. Purchase accounting requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the date the merger is completed. The allocation of the purchase price is dependent upon certain valuations of PVR’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of PVR at their preliminary estimated fair values. Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per unit information set forth in the following table.

The unaudited pro forma combined balance sheet reflects the merger and the pro forma adjustments as though the merger occurred on September 30, 2013, while the unaudited pro forma combined statement of operations reflects the transaction as though the merger occurred as of January 1, 2012. The pro forma adjustments were prepared applying the rules established by the SEC in Article 11 of Regulation S-X. As discussed above, Regency did not reflect fair value adjustments for non-current assets and liabilities of PVR. Certain historical amounts of PVR have been reclassified to conform to Regency’s presentation.

The historical financial information included in the columns entitled “Regency” was derived from the unaudited financial statements included in Regency’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and its Annual Report on Form 10-K for the year ended December 31, 2012, as retrospectively adjusted on Form 8-K filed on August 9, 2013. The historical financial information included in the columns entitled “PVR” was derived from PVR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, and the Annual Report on Form 10-K for the year ended December 31, 2012. Please read “Where You Can Find More Information.”

The unaudited pro forma combined financial information is based on assumptions that Regency believes are reasonable under the circumstances and are intended for informational purposes only. Actual results may differ from the estimates and assumptions used. The unaudited pro forma combined financial information is not necessarily indicative of the financial results that would have occurred if these transactions had taken place on the dates indicated, nor is it indicative of future consolidated results.

Regency Energy Partners LP

Unaudited Pro Forma Combined Balance Sheet

September 30, 2013

(in millions)

	Regency	PVR	Combined Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$12	$8	$20	$—	b	$20
Trade accounts receivable, net of allowance	60	43	103	—		103
Accrued revenues	214	88	302	—		302
Related party receivables	18	5	23	—		23
Other current assets	63	6	69	—		69

Total current assets	367	150	517	—		517

Property, Plant and Equipment:
Property, plant and equipment	4,812	2,772	7,584	(606)	d	6,978
Less accumulated depreciation	(570)	(606)	(1,176)	606	d	(570)

Property, plant and equipment, net	4,242	2,166	6,408	—		6,408

Other Assets:
Investment in unconsolidated affiliates	2,081	58	2,139	—		2,139
Other, net	58	58	116	—		116

Total other assets	2,139	116	2,255	—		2,255

Intangible Assets and Goodwill:
Intangible assets, net of accumulated amortization	690	598	1,288	—		1,288
Goodwill	1,128	70	1,198	2,612	e	3,810

Total intangible assets and goodwill	1,818	668	2,486	2,612		5,098

TOTAL ASSETS	$8,566	$3,100	$11,666	$2,612		$14,278

LIABILITIES & PARTNERS’ CAPITAL AND NONCONTROLLING INTEREST
Current Liabilities:
Drafts payable	$17	$—	$17	$—		17
Trade accounts payable	134	65	199	—		199
Accrued cost of gas and liquids	163	54	217	—		217
Related party payables	57	—	57	—		57
Accrued interest	52	40	92	—		92
Other current liabilities	60	6	66	—		66

Total current liabilities	483	165	648	—		648

Long-term derivative liabilities	23	—	23	—		23
Other long-term liabilities	38	31	69	—		69
Long-term debt, net	2,976	1,633	4,609	—		4,609

Commitments and contingencies

Series A Preferred Units	32	—	32	—		32

Partners’ Capital and Noncontrolling Interest:
Common units, including $412 and $197 Class B units and Special Units of PVR, respectively	3,990	1,271	5,261	3,843	a	7,873
				40	b
				(1,271)	c
Class F common units	145	—	145	—		145
General partner interest	783	—	783	—		783

Total partners’ capital	4,918	1,271	6,189	2,612		8,801
Noncontrolling interest	96	—	96	—		96

Total partners’ capital and noncontrolling interest	5,014	1,271	6,285	2,612		8,897

TOTAL LIABILITIES AND PARTNERS’ CAPITAL AND NONCONTROLLING INTEREST	$8,566	$3,100	$11,666	$2,612		$14,278

See accompanying notes to unaudited pro forma combined financial information

Regency Energy Partners LP

Unaudited Pro Forma Combined Statement of Operations

For the Nine Months Ended September 30, 2013

(in millions except unit data and per unit data)

	Regency	PVR	Combined Historical	Pro Forma Combined
REVENUES
Gas sales, including related party amounts	$600	$283	$883	$883
NGL sales, including related party amounts	766	299	1,065	1,065
Gathering, transportation and other fees, including related party amounts	405	144	549	549
Net realized and unrealized loss from derivatives	—	(1)	(1)	(1)
Other	73	85	158	158

Total revenues	1,844	810	2,654	2,654

OPERATING COSTS AND EXPENSES
Cost of sales, including related party amounts	1,309	489	1,798	1,798
Operation and maintenance	220	50	270	270
General and administrative, including related party amounts	64	40	104	104
Loss on asset sales, net	1	—	1	1
Depreciation and amortization	207	138	345	345

Total operating costs and expenses	1,801	717	2,518	2,518

OPERATING INCOME	43	93	136	136

Income from unconsolidated affiliates	103	1	104	104
Gain on sale of investment in unconsolidated affiliates	—	14	14	14
Interest expense, net	(119)	(78)	(197)	(197)
Loss on debt refinancing, net	(7)	—	(7)	(7)
Other income and deductions, net	3	1	4	4

INCOME BEFORE INCOME TAXES	23	31	54	54
Income tax benefit	(1)	—	(1)	(1)

NET INCOME	$24	$31	$55	$55
Net income attributable to noncontrolling interest	(4)	—	(4)	(4)

NET INCOME ATTRIBUTABLE TO REGENCY ENERGY PARTNERS LP	$20	$31	$51	$51

Amounts attributable to Series A preferred units	5			5
General partner’s interest, including IDRs	8			15
Beneficial conversion feature for Class F common units	3			3
Pre-acquisition loss from SUGS allocated to predecessor equity	(36)			(36)

Limited partners’ interest in net income	$40			$64

Basic and diluted net income per common unit
Amount allocated to common units	$40			$64
Weighted average number of common units outstanding	191,334,032			330,842,613
Basic income per common unit	$0.21			$0.19
Diluted income per common unit	$0.21			$0.18
Amount allocated to Class F common units due to beneficial conversion feature	$3			$3
Total number of Class F units outstanding	6,274,483			6,274,483
Income per Class F unit due to beneficial conversion feature	$0.45			$0.45

See accompanying notes to unaudited pro forma combined financial information

Regency Energy Partners LP

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2012

(in millions except unit data and per unit data)

	Regency	PVR	Combined Historical	Pro Forma Combined
REVENUES
Gas sales, including related party amounts	$508	$315	$823	$823
NGL sales, including related party amounts	991	425	1,416	1,416
Gathering, transportation and other fees, including related party amounts	401	101	502	502
Net realized and unrealized gain from derivatives	23	2	25	25
Other	77	138	215	215

Total revenues	2,000	981	2,981	2,981

OPERATING COSTS AND EXPENSES
Cost of sales, including related party amounts	1,387	630	2,017	2,017
Operation and maintenance	228	68	296	296
General and administrative, including related party amounts	100	62	162	162
Loss (gain) on asset sales, net	3	(31)	(28)	(28)
Impairments of long-lived assets	—	125	125	125
Depreciation and amortization	252	127	379	379

Total operating costs and expenses	1,970	981	2,951	2,951

OPERATING INCOME	30	—	30	30

Income (loss) from unconsolidated affiliates	105	(2)	103	103
Interest expense, net	(122)	(69)	(191)	(191)
Loss on debt refinancing, net	(8)	—	(8)	(8)
Other income and deductions, net	29	—	29	29

INCOME (LOSS) BEFORE INCOME TAXES	34	(71)	(37)	(37)
Income tax expense	—	—	—	—

NET INCOME (LOSS)	$34	$(71)	$(37)	$(37)
Net income attributable to noncontrolling interest	(2)	—	(2)	(2)

NET INCOME (LOSS) ATTRIBUTABLE TO REGENCY ENERGY PARTNERS LP	$32	$(71)	$(39)	$(39)

Amounts attributable to Series A preferred units	10			10
General partner’s interest, including IDRs	9			14
Pre-acquisition loss from SUGS allocated to predecessor equity	(14)			(14)

Limited partners’ interest in net income	$27			$(49)

Basic and diluted net income (loss) per common unit
Amount allocated to common units	$27			$(49)
Weighted average number of common units outstanding	167,492,735			307,001,316
Basic income (loss) per common unit	$0.16			$(0.16)
Diluted income (loss) per common unit	$0.13			$(0.16)

See accompanying notes to unaudited pro forma combined financial information

Regency Energy Partners LP

Notes to Unaudited Pro Forma Combined Financial Information

The following notes discuss the columns presented and the entries made to the unaudited pro forma combined financial information.

Regency

This column represents the historical unaudited consolidated balance sheet and statement of operations of Regency as of and for the nine months ended September 30, 2013 and the audited statement of operations of Regency for the year ended December 31, 2012. These financial statements were derived from the unaudited financial statements included in Regency’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2013 and Regency’s Annual Report on Form 10-K for the year ended December 31, 2012, as retrospectively adjusted on Form 8-K filed on August 9, 2013. Regency has not included pro forma adjustments for the debt it anticipates to incur and related interest expense for merger-related expenses.

PVR

This column represents the historical unaudited consolidated balance sheet and statement of operations of PVR as of and for the nine months ended September 30, 2013 and the audited statement of operations of PVR for the year ended December 31, 2012. These financial statements were derived from PVR’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2013 and PVR’s Annual Report on Form 10-K for the year ended December 31, 2012. Certain historical amounts of PVR have been reclassified to conform to Regency’s presentation.

Pro Forma Adjustments

a.	Represents the value of the common units issued by Regency for the unit-for-unit consideration to be paid to the holders of PVR common units and Class B units of 1.020 Regency common units per PVR unit, using Regency’s common unit closing price on October 9, 2013 of $27.83. On November 7, 2013, the PVR special units converted on a one-for-one basis into PVR common units, and, immediately prior to the effective time of the merger, all outstanding PVR Class B units converted on a one-for-one basis into PVR common units.

b.	Represents the common units issued by Regency for cash to fund the consideration of the one-time cash payment to be paid to the holders of PVR units, equal to the difference (if positive) between (x) the PVR annualized distribution and (y) Regency’s adjusted annualized distribution. The PVR annualized distribution is the product of four and the amount of the quarterly cash distribution most recently declared by PVR prior to the closing of the merger. Regency’s adjusted annualized distribution is the product of four and the amount of the quarterly cash distribution most recently declared by Regency prior to the closing of the merger, multiplied by the exchange ratio of 1.020. Based on the most recently declared quarterly distributions declared by PVR and Regency of $0.55 and $0.47, respectively, the resulting cash payment would be approximately $0.28 per PVR unit. Regency assumed that the cash payment occurred either simultaneously or immediately following Regency’s issuance of common units constituting merger consideration.

c.	Represents the elimination of existing PVR common units, Class B units and special units.

d.	Represents the elimination of existing accumulated depreciation.

e.	Represents the preliminary, estimated value of goodwill recorded as a result of issuing the merger consideration. Regency assumed that the book value recorded as of September 30, 2013 approximated fair value.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the merger that may be relevant to PVR unitholders and Regency common unitholders. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to PVR and its unitholders are the opinion of Vinson & Elkins L.L.P., counsel to PVR, as to the material U.S. federal income tax consequences relating to those matters. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to Regency and its unitholders are the opinion of Baker Botts L.L.P., counsel to Regency, as to the material U.S. federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. Moreover, the discussion focuses on PVR unitholders and Regency common unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes) and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, traders in securities that elect mark-to-market, persons who hold PVR units or Regency common units as part of a hedge, straddle or conversion transaction, persons who acquired PVR units or Regency common units by gift, or directors and employees of PVR that received (or are deemed to receive) PVR units as compensation or through the exercise (or deemed exercise) of options, unit appreciation rights, phantom units or restricted units granted under a PVR equity incentive plan. Also, the discussion assumes that the PVR units and Regency common units are held as capital assets at the time of the merger (generally, property held for investment).

Neither Regency nor PVR has sought a ruling from the IRS with respect to any of the tax consequences discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. Some tax aspects of the merger are not certain, and no assurance can be given that the below-described opinions and/or the statements contained herein with respect to tax matters would be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the merger may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Accordingly, PVR and Regency strongly urge each PVR unitholder and Regency common unitholder to consult with, and depend upon, such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences particular to the unitholder of the merger.

Tax Opinions Required as a Condition to Closing

No ruling has been or will be requested from the IRS with respect to the tax consequences of the merger. Instead, Regency and PVR will rely on the opinions of their respective counsel regarding the tax consequences of the merger.

It is a condition of Regency’s obligation to complete the merger that Regency receive an opinion of its counsel, Baker Botts L.L.P., to the effect that for U.S. federal income tax purposes:

•	Regency will not recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code);

•	no gain or loss will be recognized by holders of Regency common units as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code); and

•	at least 90% of the combined gross income of each of Regency and PVR for the most recent four complete calendar quarters ending before the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

It is a condition of PVR’s obligation to complete the merger that PVR receive an opinion of its counsel, Vinson & Elkins L.L.P., to the effect that for U.S. federal income tax purposes:

•	except to the extent the cash consideration and any cash received in lieu of fractional Regency common units causes the transaction to be treated as a disguised sale transaction described in Section 707(a)(2)(B) of the Code, PVR will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code);

•	except to the extent the cash consideration and any cash received in lieu of fractional Regency common units causes the transaction to be treated as a disguised sale transaction described in Section 707(a)(2)(B) of the Code, holders of PVR units will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); and

•	at least 90% of the gross income of PVR for the most recent four complete calendar quarters ending before the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

The opinion of Vinson & Elkins L.L.P. will not extend to any PVR unitholder who acquired common units from PVR in exchange for property other than cash.

The opinions of counsel will assume that the merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the merger agreement and described in this proxy statement/prospectus. In addition, the tax opinions delivered to Regency and PVR at closing will be based upon certain factual assumptions and representations made by the officers of Regency, Regency GP and PVR and any of their respective affiliates. If either Regency or PVR waives the receipt of the requisite tax opinion as a condition to closing and the changes to the tax consequences would be material, then this proxy statement/prospectus will be amended and recirculated and unitholder approval will be resolicited. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the above-described opinions will be sustained by a court if contested by the IRS.

Assumptions Related to the U.S. Federal Income Tax Treatment of the Merger

The discussion below assumes that Regency will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Please read the discussion of the opinion of Baker Botts L.L.P. that Regency is classified as a partnership for U.S. federal income tax purposes under “Material U.S. Federal Income Tax Consequences of Regency Common Unit Ownership—Partnership Status” below. The discussion below also assumes that PVR will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Following the merger, a PVR unitholder that receives Regency common units will be treated as a partner in Regency regardless of the U.S. federal income tax classification of PVR.

Additionally, the discussion below assumes that all of the liabilities of PVR that are deemed assumed by Regency in the merger qualify for an exception to the “disguised sale” rules.

U.S. Federal Income Tax Treatment of the Merger

Upon the terms and subject to the conditions set forth in the merger agreement, PVR will merge with and into Regency and all PVR units will be converted into the right to receive Regency common units and cash. For U.S. federal income tax purposes, the merger will be a “merger” of Regency and PVR within the meaning of Treasury Regulations promulgated under Section 708 of the Code, with Regency being treated as the continuing partnership and PVR being treated as the terminated partnership.

As a result, the following is deemed to occur for U.S. federal income tax purposes: (1) PVR will be deemed to contribute its assets (subject to its liabilities) to Regency in exchange for the issuance to PVR of (i) Regency common units and (ii) the cash consideration, followed by (2) a deemed liquidation of PVR in which the Regency common units and cash are distributed to the PVR unitholders in exchange for their PVR units (the “Assets-Over Form”). In addition, PVR will take the position that the cash received in lieu of fractional Regency common units will be treated as received by PVR in connection with the merger. If the treatment of the cash in lieu of fractional Regency common units were challenged, a PVR unitholder may be treated as having made a taxable sale of a portion of its PVR units to Regency in exchange for the fractional cash and would recognize gain or loss equal to the difference between the cash received and such unitholder’s tax basis in its PVR units deemed sold to Regency.

The remainder of this discussion, except as otherwise noted, assumes that the merger and the transactions contemplated thereby will be treated for U.S. federal income tax purposes in the manner described above.

Tax Consequences of the Merger to PVR

Under the Assets-Over Form, PVR will be deemed to contribute all of its assets to Regency in exchange for Regency common units, the assumption of PVR’s liabilities, and cash. In general, the deemed contribution of assets from PVR to Regency in exchange for Regency common units will not result in the recognition of gain or loss by PVR. The deemed receipt of cash by PVR, however, could give rise to the recognition of taxable gain by PVR, and any such taxable gain would be allocated to the PVR unitholders pursuant to the PVR partnership agreement. First, the deemed receipt of cash by PVR could give rise to a partial taxable “disguised sale” of assets from PVR to Regency under section 707(a)(2)(B) of the Code. Under Section 707 of the Code and the Treasury Regulations thereunder, a transfer of property by a partner to a partnership, coupled with a related transfer of money or other consideration (other than a partnership interest) by the partnership to such partner (including the partnership’s assumption of, or taking of property subject to, certain liabilities), may be characterized, in part, as a “disguised sale” of property, rather than as a non-taxable contribution of the property to the partnership. If the merger were characterized, in part, as a “disguised sale” of property by PVR, such disguised sale could result in substantial additional amounts of taxable gain being allocated to the PVR unitholders. PVR intends to treat the deemed receipt of cash from Regency as qualifying for an exception to disguised sale treatment. Second, the deemed receipt of cash by PVR could also result in the recognition of taxable gain if the amount of such cash exceeds PVR’s adjusted tax basis in its interest in Regency. PVR expects that the amount of cash it will be deemed to receive in the merger will not exceed its adjusted tax basis in Regency.

Tax Consequences of the Merger to PVR Unitholders

Under the Assets-Over Form, PVR unitholders will be deemed to receive distributions in liquidation of PVR consisting of Regency common units and cash. In general, the receipt of Regency common units will not result in the recognition of taxable gain or loss to a PVR unitholder. The receipt of cash by a PVR unitholder (including, as discussed below, a deemed distribution of cash resulting from a net reduction in the amount of nonrecourse liabilities allocated to a PVR unitholder) will result in the recognition of taxable gain if such receipt exceeds the adjusted tax basis in the PVR units surrendered in the merger. The receipt of Regency units and cash may trigger taxable gain under the disguised sale rules of section 707(a)(2)(B) of the Code for a PVR unitholder that contributed property in exchange for PVR units.

As a partner in PVR, a PVR unitholder is entitled to include the nonrecourse liabilities of PVR attributable to its PVR units in the tax basis of its PVR units. As a partner in Regency after the merger, a PVR unitholder will be entitled to include the nonrecourse liabilities of Regency attributable to the Regency common units received in the merger in the tax basis of such units received. The nonrecourse liabilities of Regency will include the nonrecourse liabilities of PVR after the merger. The amount of nonrecourse liabilities attributable to a PVR unit or a Regency common unit is determined under complex regulations under Section 752 of the Code.

If the nonrecourse liabilities attributable to the Regency common units received by a PVR unitholder in the merger exceed the nonrecourse liabilities attributable to the PVR units surrendered by the PVR unitholder in the merger, the PVR unitholder’s tax basis in the Regency common units received will be correspondingly higher than the unitholder’s tax basis in the PVR units surrendered. If the nonrecourse liabilities attributable to the Regency common units received by a PVR unitholder in the merger are less than the nonrecourse liabilities attributable to the PVR units surrendered by the PVR unitholder in the merger, the PVR unitholder’s tax basis in the Regency common units received will be correspondingly lower than the unitholder’s tax basis in the PVR units surrendered. Please read “Material U.S. Federal Income Tax Consequences of the Merger — Tax Basis and Holding Period of the Regency Common Units Received” below.

Any reduction in liabilities described in the preceding paragraph will be treated as a deemed cash distribution to the PVR unitholder. Additionally, a PVR unitholder will be treated as receiving a cash distribution as a result of the receipt of the cash consideration and cash in lieu of fractional shares in the merger. If the amount of any such actual or deemed distributions of cash to the PVR unitholder exceeds such PVR unitholder’s tax basis in the PVR units surrendered, such PVR unitholder will recognize taxable gain in an amount equal to such excess. While there can be no assurance, Regency and PVR expect that most PVR unitholders will not recognize gain in this manner. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty. There can be no assurance that a PVR unitholder will not recognize gain as a result of the distributions deemed received by such PVR unitholder as a result of a net decrease in the amount of nonrecourse liabilities allocable to such PVR unitholder as a result of the merger and the amount of cash actually received by such PVR unitholder in the merger. The amount and effect of any gain that may be recognized by an affected PVR unitholder will depend on the affected PVR unitholder’s particular situation, including the ability of the affected PVR unitholder to utilize any suspended passive losses. Depending on these factors, any particular affected PVR unitholder may, or may not, be able to offset all or a portion of any gain recognized. Each PVR unitholder should consult such unitholder’s own tax advisor in analyzing whether the merger causes such unitholder to recognize actual and/or deemed distributions in excess of the tax basis of PVR units surrendered in the merger.

Tax Basis and Holding Period of the Regency Common Units Received

A PVR unitholder’s initial tax basis in its PVR units consisted of the amount the PVR unitholder paid for the PVR units plus the PVR unitholder’s share of PVR’s nonrecourse liabilities. That basis has been and will be increased by the PVR unitholder’s share of income and by any increases in the PVR unitholder’s share of nonrecourse liabilities. That basis has been and will be decreased, but not below zero, by distributions, by the PVR unitholder’s share of losses, by any decreases in the PVR unitholder’s share of nonrecourse liabilities and by the PVR unitholder’s share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

A PVR unitholder’s initial aggregate tax basis in the Regency common units the PVR unitholder will receive in the merger will be equal to the PVR unitholder’s adjusted tax basis in the PVR units exchanged therefor, decreased by (i) any basis attributable to the PVR unitholder’s share of PVR’s nonrecourse liabilities and (ii) any cash received in the merger, and increased by the PVR unitholder’s share of Regency’s nonrecourse liabilities immediately after the merger. In addition, a PVR unitholder’s tax basis in the Regency common units received will be increased by the amount of any income or gain recognized by the PVR unitholder pursuant to the transactions contemplated by the merger.

As a result of the Assets-Over Form, a PVR unitholder’s holding period in the Regency common units received in the merger will not be determined by reference to its holding period in the PVR units exchanged therefor. Instead, a PVR unitholder’s holding period in the Regency common units received in the merger that are attributable to PVR’s capital assets or assets used in its business as defined in Section 1231 of the Code will include PVR’s holding period in those assets. The holding period for Regency common units received by a PVR unitholder attributable to other assets of PVR, such as inventory and receivables, will begin on the day following the merger.

Effect of Termination of PVR’s Tax Year at Closing of Merger

PVR uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. As a result of the merger, PVR’s taxable year will end as of the effective date of the merger, and PVR will be required to file a final U.S. federal income tax return for the taxable year ending upon the effective date of the merger. Each PVR unitholder will receive a Schedule K-1 from PVR for the taxable year ending upon the effective date of the merger and will be required to include in income its share of income, gain, loss and deduction for this period. In addition, a PVR unitholder who has a taxable year ending on a date other than December 31 and after the date the merger is effected must include its share of income, gain, loss and deduction in income for its taxable year, with the result that the PVR unitholder will be required to include in income for its taxable year its share of more than one year of income, gain, loss and deduction from PVR.

Tax Consequences of the Merger to Regency and Its Unitholders

Neither Regency nor its unitholders will recognize any income or gain, or loss, for federal income tax purposes as a result of the merger other than any gain recognized as a result of decreases in partnership liabilities pursuant to Section 752 of the Code. Each Regency unitholder’s share of Regency’s nonrecourse liabilities will be recalculated following the merger. Any resulting increase or decrease in a Regency unitholder’s nonrecourse liabilities will result in a corresponding increase or decrease in such unitholder’s adjusted tax basis in its Regency common units. A reduction in a unitholder’s share of nonrecourse liabilities would, if such reduction exceeds the unitholder’s tax basis in his or her Regency common units, under certain circumstances, result in the recognition of taxable gain by a Regency unitholder. While there can be no assurance, Regency and PVR do not expect any Regency common unitholders to recognize gain in this manner.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

OF REGENCY COMMON UNIT OWNERSHIP

This section summarizes the material federal income tax consequences that may be relevant to individual citizens or residents of the U.S. owning Regency common units received in the merger and, unless otherwise noted in the following discussion, is the opinion of Baker Botts L.L.P. insofar as it relates to legal conclusions with respect to matters of federal income tax law. This section is based upon current provisions of the Code, existing and proposed Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to Regency include its operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting Regency or its unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, Regency encourages each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable laws.

No ruling has been or will be requested from the IRS regarding any matter affecting Regency following the merger or the consequences of owning Regency common units received in the merger. Instead, Regency will rely on opinions of Baker Botts L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne indirectly by Regency’s unitholders and Regency GP because the costs will reduce the cash available for distribution. Furthermore, the tax treatment of Regency, or of an investment in Regency, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P. and are based on the accuracy of the representations made by Regency.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (i) Regency’s method of allocating taxable income and losses to take into account the conversion feature of Regency’s convertible redeemable preferred units (please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction”); (ii) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales”); (iii) whether Regency’s monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”);

(iv) whether Regency’s method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Common Unit Ownership—Section 754 Election”); and (v) whether a PVR common unitholder will be able to utilize suspended passive losses related to its PVR common units to offset income from Regency (please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses” and “—Uniformity of Common Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner, unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, refining, transportation, storage, processing and marketing of any mineral or natural resource, including coal, timber, crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Regency estimates that less than 3% of its current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by Regency and Regency GP, and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90% of Regency’s current gross income constitutes qualifying income. The portion of Regency’s income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to Regency’s status or the status of its operating subsidiaries for federal income tax purposes or whether Regency’s operations generate “qualifying income” under Section 7704 of the Code. Instead, Regency will rely on the opinion of Baker Botts L.L.P. on such matters. It is the opinion of Baker Botts L.L.P. that, based upon the Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below that:

•	Regency will be classified as a partnership for federal income tax purposes; and

•	Regency’s operating company will be disregarded as an entity separate from Regency for federal income tax purposes.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by Regency and Regency GP. The representations upon which Baker Botts L.L.P. has relied include:

•	Neither Regency nor the operating company has elected or will elect to be treated as a corporation;

•	for each taxable year, more than 90% of Regency’s gross income has been and will be income that Baker Botts L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

•	each commodity hedging transaction that Regency treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or to be held by Regency in activities that Baker Botts L.L.P. has opined or will opine result in qualifying income.

Regency believes that these representations have been true in the past and expect that these representations will continue to be true in the future.

If Regency fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require Regency to make adjustments with respect to its unitholders or pay other amounts, Regency will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which Regency fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in Regency. This deemed contribution and liquidation should be tax-free to unitholders and Regency so long as, at that time, Regency does not have liabilities in excess of the tax basis of its assets. Thereafter, Regency would be treated as a corporation for federal income tax purposes.

If Regency were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its unitholders, and its net income would be taxed to Regency at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of Regency’s current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on Baker Botts L.L.P.’s opinion that Regency will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Regency will be treated as partners of Regency for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Regency for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Regency. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Regency for federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income. Subject to the discussion below under “—Entity Level Collections,” Regency will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of Regency’s income, gains, losses and deductions without regard to whether Regency makes cash distributions to him. Consequently, Regency may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of Regency’s income, gains, losses and deductions for Regency’s taxable year ending with or within his taxable year. Regency’s taxable year ends on December 31.

Treatment of Distributions. Distributions by Regency to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Regency’s cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of Regency’s liabilities for which no partner, including Regency GP, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by Regency of cash to that unitholder. To the extent Regency’s distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in Regency because of Regency’s issuance of additional units will decrease his share of Regency’s nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of Regency’s “unrealized receivables,” including depreciation recapture, depletion recapture and/or substantially appreciated “inventory items,” each as defined in Section 751 of the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with Regency in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. Please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Basis and Holding Period of Regency Common Units Received” for a discussion of how to determine the initial tax basis of Regency common units received in the merger. That basis will be increased by his share of Regency’s income and by any increases in his share of Regency’s nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from Regency, by the unitholder’s share of Regency’s losses, by any decreases in his share of Regency’s nonrecourse liabilities and by his share of Regency’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of Regency’s debt that is recourse to Regency GP to the extent of Regency GP’s “net value” as defined in regulations under Section 752 of the Code, but will have a share, generally based on his share of profits, of Regency’s nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of Regency’s losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to Regency’s activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of the gain recognized upon the taxable disposition of all of a unitholder’s common units would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of Regency’s nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in Regency, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of Regency’s nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses Regency generates will be available to offset only Regency’s passive income generated in the future and will not be available to offset income from other passive activities or investments, including Regency’s investments or a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income Regency generates may be deducted in full when he disposes of his entire investment in Regency in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of Regency’s net income may be offset by any of such unitholder’s suspended passive losses from Regency, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

There is no guidance as to whether suspended passive activity losses of PVR common units will be available to offset passive activity income that is allocated from Regency after the merger to a former PVR common unitholder. The IRS may contend that since Regency is not the same partnership as PVR, the passive loss limitation rules would not allow a former PVR unitholder to utilize such losses until such time as all of the former PVR common unitholder’s Regency common units are sold. A Regency unitholder may take the position, however, that Regency should be deemed a continuation of PVR for this purpose such that any suspended PVR losses would be available to offset Regency taxable income allocated to such unitholder. Because of the lack of guidance with respect to this issue, Baker Botts L.L.P. is unable to opine as to whether suspended passive activity losses arising from PVR activities will be available to offset Regency taxable income allocated to a former PVR common unitholder following the merger. If a unitholder has losses with respect to PVR common units, it is urged to consult its own tax advisor.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	Regency’s interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder’s share of Regency’s portfolio income will be treated as investment income.

Entity-Level Collections. If Regency or Regency GP are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder, Regency GP or any former unitholder, Regency is authorized to pay those taxes from Regency’s funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, Regency is authorized to treat the payment as a distribution to all current unitholders. Regency is authorized to amend its partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under Regency’s partnership agreement is maintained as nearly as is practicable. Payments by Regency as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if Regency has a net profit, Regency’s items of income, gain, loss and deduction will be allocated among Regency GP and the unitholders in accordance with their percentage interests in Regency, subject to an allocation of net income to the holders of Regency’s convertible redeemable preferred units. At any time that incentive distributions are made to Regency GP, gross income will be allocated to Regency GP to the extent of these distributions. If Regency has a net loss, that loss will generally be allocated, first, to Regency GP and the unitholders in accordance with their percentage interests in Regency to the extent of their positive capital accounts, second, to the holders of Regency’s convertible redeemable preferred units, pro rata, to the extent of their positive capital accounts, and, finally, to Regency GP.

Specified items of Regency’s income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for (i) any difference between the tax basis and fair market value of Regency’s assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to Regency that exists at the time of such contribution, together referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units from Regency in an offering will be essentially the same as if the tax bases of Regency’s assets were equal to their fair market value at the time of such offering. Former PVR common unitholders that receive Regency common units in the merger will receive the Section 704(c) Allocations that otherwise would have been allocated to PVR pursuant to Section 704(c) of the Code had PVR simply contributed its assets to Regency in exchange for units. Under these rules for example, following the merger in the event that Regency divests itself of certain assets formerly owned by PVR (including through a distribution of such assets), all or a portion of any gain recognized as a result of a divestiture of such assets may be required to be allocated to the former PVR common unitholders. In addition, a former PVR common unitholder may also be required to recognize its share of PVR’s remaining “built-in gain” upon certain distributions by Regency to that unitholder of other Regency property (other than money) within seven years following the merger. No special distributions will be made to the former PVR common unitholders with respect to any tax liability from such transactions.

In the event Regency issues additional common units (including as a result of the conversion of Regency’s convertible redeemable preferred units into common units) or engages in certain other transactions in the future, Regency will make “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, to Regency GP and all common unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by Regency at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although Regency does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Regency’s income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

In connection with the issuance of additional common units (including as a result of the conversion of Regency’s convertible redeemable preferred units into common units), Regency will adjust capital accounts to reflect the fair market value of its property. In doing so, Regency will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and Regency GP in the same manner as it allocates gain or loss upon liquidation; provided, that for purposes of determining the amount of such unrealized gain or loss, Regency will reduce the fair market value of its property (to the extent of any unrealized income or gain in its property that has not previously been reflected in the capital accounts) to reflect the incremental share of such fair market value that would be attributable to the holders of its outstanding convertible redeemable preferred units if all of such convertible redeemable preferred units were converted into common units as of such date. Consequently, a holder of common units may be allocated less unrealized gain (or more unrealized loss) in connection with an adjustment of the capital accounts than such holder would have been allocated if there were no outstanding convertible redeemable preferred units. Following the conversion of Regency’s convertible redeemable preferred units into common units, items of gross income and gain (or gross loss and deduction) will be specially allocated to the holders of such common units to reflect differences between the capital accounts maintained with respect to such convertible redeemable preferred units and the capital accounts maintained with respect to common units. This method of maintaining capital accounts and allocating income, gain, loss and deduction with respect to the convertible redeemable preferred units is intended to comply with proposed Treasury Regulations under Section 704 of the Code. However, the proposed Treasury Regulations are not legally binding until they are finalized. There can be no assurance that the proposed Treasury Regulations will ever be finalized, or that they will not be finalized in a substantially different form. Consequently, Baker Botts L.L.P. is unable to opine as to whether Regency’s method of allocating income and loss among its unitholders to take into account the conversion feature of its convertible redeemable preferred units will be given effect for federal income tax purposes. If Regency’s allocations are not respected, a unitholder could be allocated more taxable income (or less taxable loss).

An allocation of items of Regency’s income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in Regency, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to Regency;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all partners to distributions of capital upon liquidation.

Baker Botts L.L.P. is of the opinion that, with the exception of the issues described above with respect to allocations to take into account the conversion feature of its convertible redeemable preferred units, in “—Tax Consequences of Common Unit Ownership—Section 754 Election,” “—Uniformity of Units” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under Regency’s partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of Regency’s income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Baker Botts L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS previously has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of Regency’s income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates. Under current law, the highest marginal federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) of individuals is 20%. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of Regency’s income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election. Regency has made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS, unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election generally permits Regency to adjust a common unit purchaser’s tax basis in its assets, which is referred to as the inside basis, under Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from Regency, and it belongs only to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in Regency’s assets will be considered to have two components: (i) his share of Regency’s tax basis in its assets, which is referred to as the common basis, and (ii) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which Regency generally has adopted as to its properties), the Treasury Regulations under Section 743 of the Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining-balance method. Under Regency’s partnership agreement, Regency GP is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Common Units.”

Regency intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Regency’s assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Regency will apply the rules described in the Treasury Regulations and legislative history. If Regency determines that this position cannot reasonably be taken, Regency may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Regency’s assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Common Units.” A unitholder’s tax basis for his common units is reduced by his share of Regency’s deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position Regency takes that understates deductions will overstate the unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Baker Botts L.L.P. is unable to opine as to whether Regency’s method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Code or if Regency uses an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. The IRS may challenge Regency’s position with respect to depreciating or amortizing the Section 743(b) adjustment Regency takes to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Uniformity of Common Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the units’ share of the aggregate tax basis of Regency’s assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of Regency’s assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those units’ share of the aggregate tax basis of Regency’s assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in Regency if Regency has a substantial built-in loss immediately after the transfer, or if Regency distributes property and has a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of Regency’s assets and other matters. For example, the allocation of the Section 743(b) adjustment among Regency’s assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by Regency to its tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than Regency’s tangible assets. Regency cannot assure you that the determinations it makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in Regency’s opinion, the expense of compliance exceed the benefit of the election, Regency may seek permission from the IRS to revoke its Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. Regency uses the year ending December 31 as its taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of Regency’s income, gain, loss and deduction for Regency’s taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of Regency’s taxable year but before the close of his taxable year must include his share of Regency’s income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in his taxable income for his taxable year his share of more than twelve months of Regency’s income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of Regency’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of Regency’s assets and their tax basis immediately prior to an offering of new units will be borne by Regency’s unitholders holding interests in Regency prior to such offering. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, Regency may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property Regency subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Code.

If Regency disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property Regency owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in Regency. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs Regency incurs in selling its units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon its termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by Regency, and as syndication expenses, which may not be amortized by Regency. The underwriting discounts and commissions Regency incurs will be treated as syndication expenses.

Coal Income. Section 631 of the Code provides special rules by which gains or losses on the sale of coal may be treated, in whole or in part, as gains or losses from the sale of property used in a trade or business under Section 1231 of the Code. Specifically, if the owner of coal held for more than one year disposes of that coal under a contract by virtue of which the owner retains an economic interest in the coal under Section 631(c) of the Code,, the gain or loss realized will be treated under Section 1231 of the Code as gain or loss from property used in a trade or business. Section 1231 gains and losses may be treated as capital gains and losses. Please read “—Sales of Coal Reserves or Timberland.” In computing such gain or loss, the amount realized is reduced by the adjusted depletion basis in the coal, determined as described in “—Coal Depletion.”

For purposes of Section 631(c), the coal generally is deemed to be disposed of on the day on which the coal is mined. Further, Treasury Regulations promulgated under Section 631 provide that advance royalty payments may also be treated as proceeds from sales of coal to which Section 631 applies and, therefore, such payment may be treated as capital gain under Section 1231. However, if the right to mine the related coal expires or terminates under the contract that provides for the payment of advance royalty payments or such right is abandoned before the coal has been mined, Regency may, pursuant to the Treasury regulations, file an amended return that reflects the payments attributable to unmined coal as ordinary income and not as received from the sale of coal under Section 631.

Regency’s royalties from coal leases generally will be treated as proceeds from sales of coal to which Section 631 applies. Accordingly, the difference between the royalties paid to Regency by the lessees and the adjusted depletion basis in the extracted coal generally will be treated as gain from the sale of property used in a trade or business, which may be treated as capital gain under Section 1231. Please read “—Sales of Coal Reserves or Timberland.” Regency’s royalties that do not qualify under Section 631(c) generally will be taxable as ordinary income in the year of sale.

Coal Depletion. In general, Regency is entitled to depletion deductions with respect to coal mined from the underlying mineral property. Subject to the limitations on the deductibility of losses discussed above, Regency generally is entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for coal is 10%. If Section 631(c) applies to the disposition of the coal, however, Regency is not eligible for percentage depletion. Please read “—Coal Income.”

Depletion deductions Regency claims generally will reduce the tax basis of the underlying mineral property. Depletion deductions can, however, exceed the total tax basis of the mineral property. The excess of Regency’s percentage depletion deductions over the adjusted tax basis of the property at the end of the taxable year is subject to tax preference treatment in computing the alternative minimum tax, the consequences of which are not addressed herein. In addition, a corporate unitholder’s allocable share of the amount allowable as a percentage depletion deduction for any property will be reduced by 20% of the excess, if any, of that partner’s allocable share of the amount of the percentage depletion deductions for the taxable year over the adjusted tax basis of the mineral property as of the close of the taxable year.

Oil and Natural Gas Depletion. Subject to the limitations on deductibility of losses discussed above (please read “—Tax Consequences of Unit Ownership-Limitations on Deductibility of Losses”), unitholders may be entitled to depletion deductions with respect to Regency’s oil and natural gas royalty interests. The deduction is equal to the greater of cost depletion limited to the basis of the property or (if otherwise allowable) percentage depletion.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% of the unitholder’s gross income from the oil and gas property for the taxable year. A unitholder generally may deduct percentage depletion only to the extent the unitholder’s average daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. A limitation equal to the lower of 65% of taxable income or 100% of taxable income from the property further limits the deduction for the taxable year.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by Regency of some or all of its oil and natural gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of oil and gas depletion.

Although the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, Regency intends to furnish each of its unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating his own depletion allowance and maintaining records of his share of the adjusted tax basis of the underlying property for depletion and other purposes.

Timber Income. Section 631 of the Code provides special rules by which gains or losses on the sale of timber may be treated, in whole or in part, as gains or losses from the sale of property used in a trade or business under Section 1231 of the Code. Specifically, if the owner of timber (including a holder of a contract right to cut timber) held for more than one year disposes of that timber under any contract by virtue of which the owner retains an economic interest in the timber under Section 631(b) of the Code, the gain or loss realized will be treated under Section 1231 of the Code as gain or loss from property used in a trade or business. Section 1231 gains and losses may be treated as capital gains and losses. Please read “—Sales of Coal Reserves or Timberland.” In computing such gain or loss, the amount realized is reduced by the adjusted basis in the timber, determined as described in “—Timber Depletion.” For purposes of Section 631(b), the timber generally is deemed to be disposed of on the day on which the timber is cut (which is generally deemed to be the date when, in the ordinary course of business, the quantity of the timber cut is first definitely determined).

Proceeds Regency receives from standing timber sales generally will be treated as sales of timber to which Section 631 applies. Accordingly, the difference between those proceeds and the adjusted basis in the timber sold generally will be treated as gain from the sale of property used in a trade or business, which may be treated as capital gain under Section 1231. Please read “—Sales of Coal Reserves and Timberland.” Gains from sale of timber by Regency that do not qualify under Section 631 generally will be taxable as ordinary income in the year of sale.

Timber Depletion. Timber is subject to cost depletion and is not subject to accelerated cost recovery, depreciation or percentage depletion. Timber depletion is determined with respect to each separate timber account (containing timber located in a timber “block”) and is equal to the product obtained by multiplying the units of timber cut by a fraction, the numerator of which is the aggregate adjusted basis of all timber included in such account and the denominator of which is the total number of timber units in such timber account. The depletion allowance so calculated for the timber cut in a particular period represents the adjusted tax basis of such cut timber for purposes of determining gain or loss on its disposition. The tax basis of the remaining timber in each timber account is reduced by the depletion allowance for cut timber from such account.

Sales of Coal Reserves or Timberland. If any coal reserves or timberland are sold or otherwise disposed of in a taxable transaction, Regency will recognize gain or loss measured by the difference between the amount realized (including the amount of any indebtedness assumed by the purchaser upon such disposition or to which such property is subject) and the adjusted tax basis of the property sold. Generally, the character of any gain or loss recognized upon that disposition will depend upon whether Regency’s coal reserves or the particular tract of timberland sold are held by it:

•	for sale to customers in the ordinary course of business (i.e., Regency is a “dealer” with respect to that property);

•	for use in a trade or business within the meaning of Section 1231 of the Code; or

•	as a capital asset within the meaning of Section 1221 of the Code.

In determining dealer status with respect to coal reserves, timberland and other types of real estate, the courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one held for investment. Any determination must be based on all the facts and circumstances surrounding the particular property and sale in question.

Regency intends to hold its coal reserves and timberland for the purposes of generating cash flow from coal royalties and periodic harvesting and sale of timber and achieving long-term capital appreciation. Although Regency may consider strategic sales of coal reserves and timberland consistent with achieving long-term capital appreciation, Regency does not anticipate frequent sales, nor significant marketing, improvement or subdivision activity in connection with any strategic sales. Thus, Regency GP does not believe that Regency will be viewed as a dealer. In light of the factual nature of this question, however, there is no assurance that Regency’s purposes for holding its properties will not change and that its future activities will not cause it to be a “dealer” in coal reserves or timberland.

If Regency is not a dealer with respect to its coal reserves or its timberland and Regency has held the disposed property for more than a one-year period primarily for use in its trade or business, the character of any gain or loss realized from a disposition of the property will be determined under Section 1231 of the Code. If Regency has not held the property for more than one year at the time of the sale, gain or loss from the sale will be taxable as ordinary income.

A unitholder’s distributive share of any Section 1231 gain or loss generated by Regency will be aggregated with any other gains and losses realized by that unitholder from the disposition of property used in the trade or business, as defined in Section 1231(b) of the Code, and from the involuntary conversion of such properties and of capital assets held in connection with a trade or business or a transaction entered into for profit for the requisite holding period. If a net gain results, all such gains and losses will be long-term capital gains and losses; if a net loss results, all such gains and losses will be ordinary income and losses. Net Section 1231 gains will be treated as ordinary income to the extent of prior net Section 1231 losses of the taxpayer or predecessor taxpayer for the five most recent prior taxable years to the extent such losses have not previously been offset against Section 1231 gains. Losses are deemed recaptured in the chronological order in which they arose.

If Regency is not a dealer with respect to its coal reserves or a particular tract of timberland, and that property is not used in a trade or business, the property will be a “capital asset” within the meaning of Section 1221 of the Code. Gain or loss recognized from the disposition of that property will be taxable as capital gain or loss, and the character of such capital gain or loss as long-term or short-term will be based upon Regency’s holding period in such property at the time of its sale. The requisite holding period for long-term capital gain is more than one year.

Upon a disposition of coal reserves or timberland, a portion of the gain, if any, equal to the lesser of (i) the depletion deductions that reduced the tax basis of the disposed mineral property plus deductible development and mining exploration expenses, or (ii) the amount of gain recognized on the disposition, will be treated as ordinary income to us.

Valuation and Tax Basis of Regency’s Properties. The federal income tax consequences of the ownership and disposition of common units will depend in part on Regency’s estimates of the relative fair market values, and the initial tax bases, of its assets. Although Regency may from time to time consult with professional appraisers regarding valuation matters, Regency will make many of the relative fair market value estimates itself. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determination of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of Regency’s nonrecourse liabilities. Because the amount realized includes a unitholder’s share of Regency’s nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from Regency that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income to the extent the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than twelve months will generally be taxed at a maximum federal income tax rate of 20%. In addition, all or a portion of the gain realized by a unitholder on the sale or exchange of a common unit, regardless of whether the common unit was held for more than twelve months, may be subject to a 3.8% Medicare tax. Please read “—Tax Consequences of Common Unit Ownership—Tax Rates.” However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture, depletion recapture or other “unrealized receivables” or to “inventory items” Regency owns. The term “unrealized receivables” includes potential recapture items, including depreciation and depletion recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation and depletion recapture may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, Regency’s taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which is referred to as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of Regency’s assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method Regency has adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder’s interest, Regency’s taxable income or losses might be reallocated among the unitholders. Regency is authorized to revise its method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of Regency’s income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his common units generally is required to notify Regency in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify Regency in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, Regency is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify Regency of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. Regency will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in Regency’s capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of Regency’s taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Regency’s taxable year may result in more than twelve months of Regency’s taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in Regency filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. Regency would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of Regency’s deductions for depreciation. A termination could also result in penalties if Regency were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Regency to, any tax legislation enacted before the termination. The IRS has recently announced a publicly traded partnership technical termination relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief, and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the tax years in which the termination occurs.

Uniformity of Common Units

Because Regency cannot match transferors and transferees of common units, Regency must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, Regency may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.”

Regency intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Regency’s assets. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Regency will apply the rules described in the Treasury Regulations and legislative history. If Regency determines that this position cannot reasonably be taken, Regency may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in Regency’s property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if Regency determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If Regency chooses not to utilize this aggregate method, Regency may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. Regency’s counsel, Baker Botts L.L.P., is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other non-U.S. persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in Regency’s common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of Regency’s income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of Regency’s income, gain, loss or deduction and pay federal income tax at regular rates on their share of Regency’s net income or gain.

Moreover, under rules applicable to publicly traded partnerships, Regency’s quarterly distribution to foreign unitholders will be subject to withholding, at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to Regency’s transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require Regency to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of Regency’s earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of Regency’s common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of Regency’s assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of Regency’s assets consist of U.S. real property interests and Regency does not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units. Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures. Regency intends to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of Regency’s income, gain, loss and deduction for Regency’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, Regency will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. Regency cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither Regency nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit Regency’s federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to Regency’s returns as well as those related to Regency’s returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Regency’s partnership agreement names Regency GP as Regency’s Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on Regency’s behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in Regency’s returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in Regency to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. The Tax Matters Partner may select the forum for judicial review, and if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, unitholders may be required to pay any deficiency asserted by the IRS before judicial review is available.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on Regency’s return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements. Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the U.S., which is referred to as FDAP Income, or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the U.S., which is referred to as Gross Proceeds, paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent Regency has FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-U.S. entities may be subject to withholding on distributions they receive from Regency, or their distributive share of Regency’s income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in Regency’s common units.

Nominee Reporting. Persons who hold an interest in Regency as a nominee for another person are required to furnish to Regency:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Code for failure to report that information to Regency. The nominee is required to supply the beneficial owner of the units with the information furnished to Regency.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income tax for which no “substantial authority” exists, Regency must disclose the pertinent facts on Regency’s return. In addition, Regency will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which Regency does not believe includes Regency, or any of its investments, plans or arrangements.

A substantial valuation misstatement exists if (i) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (ii) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Section 482 of the Code is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (iii) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. Regency does not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If Regency were to engage in a “reportable transaction,” Regency (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Regency’s participation in a reportable transaction could increase the likelihood that Regency’s federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if Regency were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

Regency does not expect to engage in any “reportable transactions.”

Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including Regency, or an investment in Regency’s common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of the U.S. Congress have considered substantive changes to the federal income tax laws that affect publicly traded partnerships, including Regency. As previously proposed, Regency does not believe any such legislation would affect its tax treatment as a partnership. However, any proposed legislation could potentially affect Regency and may, if enacted, be applied retroactively. Further, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Regency is unable to predict whether such legislation, or other proposals, ultimately will be enacted. Any such changes could negatively impact the value of an investment in Regency’s common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which Regency does business or owns property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in Regency. Regency currently owns property or does business in Alabama, Arkansas, California, Colorado, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma, Pennsylvania, Texas, Utah and West Virginia. Many of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. Regency may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which Regency does business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require Regency, or Regency may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by Regency. Please read “—Tax Consequences of Common Unit Ownership—Entity-Level Collections.” Based on current law and Regency’s estimate of Regency’s future operations, Regency GP anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in Regency. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as federal, tax returns that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in Regency.

DESCRIPTION OF REGENCY COMMON UNITS

Regency common units represent limited partner interests in Regency. Regency common units entitle the holders to participate in partnership distributions and to exercise the rights and privileges available to limited partners under the Regency partnership agreement.

Where Common Units Are Traded

Regency’s outstanding common units are listed on the NYSE under the symbol “RGP.” The common units received by PVR unitholders in the merger will also be listed on the NYSE.

Quarterly Distributions

The Regency partnership agreement requires that Regency distribute 100% of “Available Cash” (as defined in the Regency partnership agreement) to its partners within 45 days following the end of each quarter. Available Cash consists generally of all of Regency’s cash and cash equivalents on hand and the amount of any cash reserves established by the general partner. Please see “Comparison of Rights of Regency Unitholders and PVR Common Unitholders—Distributions of Available Cash” for a further discussion of Regency’s quarterly distributions.

Transfer Agent and Registrar

Regency’s transfer agent and registrar for the common units is American Stock Transfer & Trust Company. It may be contacted at 6201 15th Avenue, Brooklyn, New York 11219.

The transfer agent and registrar may at any time resign, by notice to Regency, or be removed by Regency. That resignation or removal would become effective upon the appointment by Regency of a successor transfer agent and registrar and its acceptance of that appointment. If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, Regency is authorized to act as the transfer agent and registrar until a successor is appointed.

Summary of Partnership Agreement

A summary of the important provisions of the Regency partnership agreement is included in the reports filed with the SEC, particularly Regency’s Form S-1 filed on September 15, 2005, and under the caption “Comparison of the Rights of Regency Unitholders and PVR Unitholders” in this proxy statement/prospectus.

COMPARISON OF RIGHTS OF REGENCY UNITHOLDERS AND PVR UNITHOLDERS

The rights of Regency unitholders are currently governed by Regency’s Amended and Restated Agreement of Limited Partnership, as amended, which is referred to as the Regency partnership agreement, and the Delaware Revised Uniform Limited Partnership Act, which is referred to as the Delaware LP Act. The rights of PVR’s unitholders are currently governed by PVR’s Fifth Amended and Restated Agreement of Limited Partnership, as amended, which is referred to as the PVR partnership agreement, and the Delaware LP Act. If the merger is completed, the rights of PVR unitholders will be governed by the Regency partnership agreement and the Delaware LP Act.

There are many differences between the rights of PVR unitholders and the rights of Regency unitholders. Some of these, such as distribution and voting rights, are significant. The following description summarizes the material differences that may affect the rights of Regency common unitholders and PVR common unitholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. PVR unitholders should read carefully the relevant provisions of the Regency partnership agreement and the PVR partnership agreement. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

Purpose

Regency	PVR
Regency’s stated purpose is to engage in any business activities that are approved by its general partner. Regency’s general partner, however, may not cause Regency to engage in any business activities that it determines would cause Regency to be treated as a corporation for federal income tax purposes.	PVR’s stated purpose is to engage in any business activities that are approved by its general partner; provided, that its general partner must reasonably determine that such activity generates “qualifying income” within the meaning of Section 7703 of the Code.

Outstanding Units

Regency	PVR

As of November 5, 2013, Regency had outstanding (a) 210,714,852 common units, (b) 6,274,483 Class F common units, which are referred to as Class F units, and (c) 1,912,569 Series A cumulative convertible preferred units, which are referred to as Series A units.

The Class F common units will convert automatically on a one-for-one basis into common units on the first business day after the record date for distributions in respect of the quarter ending March 31, 2015.

The Series A units are convertible by the holders at any time into a number of common units at the then-applicable conversion price set forth in the Regency partnership agreement. As of September 30, 2013, the Series A units were convertible into an aggregate 2,047,571 common units.

As of November 7, 2013, PVR had outstanding (a) 112,184,120 common units and (b) 23,779,883 Class B units.

The Class B units will convert automatically on a one-for-one basis into common units immediately prior to the effective time of the proposed merger, and after January 1, 2014, up to 50% of the Class B units may be converted on a one-for-one basis at the option of the holders in specified circumstances.

Issuance of Additional Securities

Regency	PVR

The Regency partnership agreement authorizes Regency to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by the general partner without the approval of the unitholders.

It is possible that Regency will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units it issues will be entitled to share equally with the then-existing holders of common units in distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in Regency’s net assets.

In accordance with Delaware law and the provisions of the partnership agreement, Regency may also issue additional partnership securities that, as determined by the general partner, may have special voting rights to which the common units are not entitled. The partnership agreement restricts Regency’s ability to issue any securities senior to or on parity with the Series A units with respect to distributions on such securities and distributions upon liquidation, except that Regency may issue parity securities up to an amount equal to 10% (at face value) of the lowest market capitalization of the common units as measured over the trailing 30-day period prior to issuance. However, the partnership agreement does not prohibit the issuance of equity securities that may effectively rank senior to the common units.

The PVR partnership agreement authorizes PVR to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of any limited partners.

It is possible that PVR will fund acquisitions through the issuance of additional limited partner units or other equity securities. Holders of any additional limited partner units issued by PVR will be entitled to share equally with the then-existing holders of limited partner units, the general partner interest and other securities in distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of limited partner units in PVR’s net assets.

In accordance with Delaware law and the provisions of the partnership agreement, PVR may also issue additional partnership interests that, in the sole discretion of the general partner, have special voting rights to which the limited partner units are not entitled.

Distributions of Available Cash

Regency	PVR

General. Within 45 days after the end of each quarter, Regency will distribute all available cash to unitholders of record on the applicable record date.

The Class F units will neither pay nor accrue distributions prior to their conversion into common units. The Series A units receive the distribution preference described below. References to “unitholders” made in the context of the recipients of cash distributions refer to common unitholders.

General. Within 45 days after the end of each quarter, PVR will distribute all available cash to unitholders of record on the applicable record date.

In any quarter prior to their conversion, distributions in respect of the Class B units may be paid in cash or additional Class B units, at PVR’s election. References to “unitholders” made in the context of the recipients of cash distributions refer to common unitholders and, for quarters in which PVR elects to pay cash distributions in respect of the Class B units, Class B unitholders.

Regency	PVR

Definition of Available Cash. Available cash is defined in the Regency partnership agreement and generally means, for each fiscal quarter, all cash on hand at the end of the quarter,

•   less the amount of cash reserves established by its general partner to:

•   provide for the proper conduct of Regency’s business;

•   comply with applicable law, any of Regency’s debt instruments or other agreements; and

•   provide funds for distribution to unitholders and to its general partner for any one or more of the next four quarters;

•   plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that will be made under Regency’s credit facilities and in all cases are used solely for working capital purposes or to pay distributions to partners.

Regency will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since it began operations equals the operating surplus as of the most recent date of determination of available cash. Regency will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. Regency does not anticipate that it will make any distributions from capital surplus.

Definition of Operating Surplus. Operating surplus for any period generally means:

•   Regency’s cash balance on the closing date of its initial public offering; plus

•   $20.0 million (as described below); plus

•   all of its cash receipts since the closing of its initial public offering, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•   working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•   operating expenses; less

Definition of Available Cash. Available cash is defined in the PVR partnership agreement and generally means, for each fiscal quarter: all cash on hand at the end of the quarter,

•   less the amount of cash reserves that the general partner determines in its reasonable discretion is necessary or appropriate to:

•   provide for the proper conduct of PVR’s business;

•   comply with applicable law, any of PVR’s debt instruments or other agreements; or

•   provide funds for distributions to unitholders for any one or more of the next four quarters;

•   plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under PVR’s credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Distributions on the Class B units are payable, at PVR’s option, in cash or additional Class B units.

The PVR partnership agreement does not define operating surplus or capital surplus or make any distinction between distributions from operating surplus or capital surplus.

Regency	PVR

•   the amount of cash reserves established by its general partner for future operating expenditures.

Operating surplus includes a provision that will enable Regency, if it chooses, to distribute as operating surplus up to $20.0 million of cash it receives from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus.

Definition of Capital Surplus. Capital surplus will generally be generated only by:

•   borrowings other than working capital borrowings;

•   sales of debt and equity securities; and

•   sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Distributions of Available Cash from Operating Surplus

Regency will make distributions of available cash from operating surplus in the following manner:

•   first, to the holders of the Series A units to the extent of the distribution preference on the Series A units, as described below;

•   second, 100% to all unitholders and the general partner, in accordance with their respective percentage interests, until Regency distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•   thereafter, in the manner described in “—Incentive Distribution Rights” below.

Series A Distribution Preference. The Series A units will receive distributions at a rate of $0.445 per Series A unit, payable quarterly on the same date as the distribution payment date for the common units. The record date for the determination of holders entitled to receive distributions of the Series A units will be the same as the record date for determination of common unit holders entitled to receive quarterly distributions.

Distributions on the Series A units were accrued for the first two quarters following their issuance, resulting in an increase in the number of common units issuable upon conversion of the Series A units. If on any distribution payment date occurring with respect to a

Regency	PVR

quarter ending after December 31, 2009, Regency (x) fails to pay distributions on the Series A units, (y) reduces the distributions on the common units to zero and (z) is prohibited by its material financing agreements from paying cash distributions, then until the distributions that were to be paid on the Series A units on such distribution payment date are paid in cash, such distributions shall automatically accrue and accumulate. If Regency fails to pay cash distributions in full for two quarters (whether or not consecutive) from and including the quarter ended on March 31, 2010, then to the extent that Regency fails to pay cash distributions on the Series A units thereafter, all future distributions on the Series A units that are accrued rather than being paid in cash by Regency will consist of the following: (i) $0.35375 per Series A units per quarter, (ii) $0.09125 per Series A units per quarter (the “Common Unit Distribution Amount”), payable solely in common units, and (iii) $0.09125 per Series A units per quarter (the “PIK Distribution Additional Amount”), payable solely in common units. The total number of common units payable in connection with the Common Unit Distribution Amount or the PIK Distribution Additional Amount cannot exceed 1,600,000 in any period of 20 consecutive fiscal quarters.

For as long as the Series A units are outstanding (or until Regency receives an investment grade rating from either Moody’s Investor Service, Inc. or Standard & Poor’s Ratings Services on its 9.375% Senior Notes due 2016), upon its breach of certain covenants (a “Covenant Default”) contained in the indenture governing such notes, the holders of the Series A units will be entitled to an increase of $0.1825 per quarterly distribution, payable solely in common units (the “Covenant Default Additional Amount”).

All accumulated and unpaid distributions will accrue interest (i) at a rate of 2.432% per quarter, or (ii) if Regency has failed to pay all PIK Distribution Additional Amounts or Covenant Default Additional Amounts or any Covenant Default has occurred and is continuing, at a rate of 3.429% per quarter while such failure to pay or such Covenant Default continues.

Additionally, the holders of the Series A units are entitled to a “make-whole” distribution and allocation equal to 60% of the tax cost of the rate differential between ordinary income and long term capital gains with respect to any gross income allocation resulting

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from a forced conversion of the Series A units, “grossed up” for the additional tax due with respect to such “make-whole” allocation.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made. Regency will make distributions of available cash from capital surplus, if any, in the following manner:

•   first, 100% to all unitholders and its general partner, in accordance with their respective percentage interests, until Regency distributes for each outstanding common unit issued in its initial public offering an amount of available cash from capital surplus equal to the initial public offering price; and

•   thereafter, Regency will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus. The Regency partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once Regency distributes capital surplus on a unit in an amount equal to the initial unit price, it will reduce the minimum quarterly distribution and the target distribution levels to zero and it will make all future distributions from operating surplus, with 50% being paid to the holders of units, and 50% to the general partner.

Incentive Distribution Rights

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Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Regency’s general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the Regency partnership agreement. For purposes of this section “—Incentive Distribution Rights,” the term unitholders does not include holders of Class F units, which are not entitled to participate in distributions, and holders of Series A units.

If for any quarter:

•   Regency has distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution;

•   Regency has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution; and

•   Regency has distributed available cash from operating surplus to the holders of the Series A units to the extent of the distribution preference on the Series A units;

then, Regency will distribute any additional available cash from operating surplus for that quarter among the unitholders and its general partner in the following manner:

•   first, 100% to all unitholders and the general partner, in accordance with their respective percentage interests, until each unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•   second, 87% to all unitholders and the general partner, in accordance with their respective percentage interests, and 13% to the holders of incentive distribution rights, pro rata, until each unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•   third, 77% to all unitholders and the general partner, in accordance with their respective percentage interests, and 23% to the holders of

Not applicable.

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incentive distribution rights, pro rata, until each unitholder receives a total of $0.5250 per unit for that quarter (the “third target distribution”); and

•   thereafter, 52% to all unitholders and the general partner, in accordance with their respective percentage interests, and 48% to the holders of incentive distribution rights, pro rata.

Through the quarter ending March 31, 2015, the general partner agreed to forego distributions with respect to its incentive distribution rights with respect to the 31,372,419 common units issued in connection with Regency’s acquisition of SUGS.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

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In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if Regency combines its units into fewer units or subdivides its units into a greater number of units, it will proportionately adjust:

•   the minimum quarterly distribution;

•   the target distribution levels; and

•   the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. Regency will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that Regency becomes taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, Regency will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus its general partner’s estimate of Regency’s aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Not applicable.

Distributions of Cash upon Liquidation

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If Regency dissolves in accordance with the Regency partnership agreement, it will sell or otherwise dispose of its assets in a process called liquidation. Upon dissolution, subject to Section 17-804 of the Delaware LP Act, the holders of the Series A units will be entitled to receive any accrued and unpaid distributions in respect of the Series A units, if any, and will have the status of, and will be entitled to all remedies available to, a creditor of Regency, and will have priority over any entitlement of any other unitholders with respect to any distributions by Regency. Regency will distribute any remaining proceeds to the unitholders and its general partner in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.	If PVR dissolves in accordance with the PVR partnership agreement, it will sell or otherwise dispose of its assets in a process called a liquidation. It will first apply the proceeds of liquidation to the payment of its creditors. PVR will distribute any remaining proceeds to the unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

Merger, Sale or Other Disposition of Assets

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A merger or consolidation of Regency requires the prior consent of the general partner. The general partner, however, will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to Regency or the limited partners, including any duty to act in good faith or in the best interest of Regency or the limited partners.

The Regency partnership agreement generally prohibits the general partner, without the prior approval of the holders of a unit majority, from causing Regency, among other things, to sell, exchange or otherwise dispose of all or substantially all of Regency’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on Regency’s behalf the sale, exchange or other disposition of all or substantially all of the assets of its subsidiaries. Further, if any such sale, merger, consolidation or other combination would adversely affect any of the rights, preferences and privileges of the Series A units or the Class F units in any respect, the affirmative vote of 75% of the Series A units or the Class F units, respectively, voting separately as a class is required. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Regency’s assets without such approval. The general partner may also sell all or substantially all of Regency’s assets under a	The PVR partnership agreement generally prohibits the general partner, without the prior approval of the holders of a unit majority, from causing PVR, among other things, to sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on PVR’s behalf the sale, exchange or other disposition of all or substantially all of its assets or the assets of its subsidiaries. The general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of PVR’s assets without such approval. The general partner may also sell all or substantially all of PVR’s assets under a foreclosure or other realization upon the encumbrances above without such approval.

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foreclosure or other realization upon those encumbrances without such approval. Finally, the general partner may consummate any merger without the prior approval of unitholders if Regency is the surviving entity in the transaction, the transaction would not result in a material amendment to the partnership agreement, and each of Regency’s units will be an identical unit of Regency following the transaction.

If the conditions specified in the Regency partnership agreement are satisfied, the general partner may convert Regency or any of its subsidiaries into a new limited liability entity or merge Regency or any of its subsidiaries into, or convey all of its assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in Regency’s legal form into another limited liability entity.	If the conditions specified in the PVR partnership agreement are satisfied, the general partner may merge PVR or any of its subsidiaries into, or convey some or all of their assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in PVR’s legal form into another limited liability entity.

Unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of Regency’s assets or any other transaction or event.	Unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of PVR’s assets or any other transaction or event.

Election of General Partner and Directors of the General Partner

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Unitholders are not entitled to elect the general partner or its directors.

The limited partners other than the purchaser of the general partner and those limited partners holding an interest in the general partner and their respective affiliates (the “Unaffiliated Limited Partners”), voting as a single class, have the right to vote in the election of nine directors to the board of directors of the general partner (the “Public Directors”). The PVR partnership agreement provides that an annual meeting of the limited partners of PVR for the election of the Public Directors will be held in June of each year or at such other date and time as may be fixed from time to time by the general partner. The Unaffiliated Limited Partners entitled to vote will elect by a plurality of the votes cast at such meeting persons to serve as Public Directors who are nominated in accordance with the provisions of the PVR partnership agreement.

The purchaser of the Class B units (the “Class B Unit Purchaser”) has the right to designate and appoint two directors to the board of directors (the “Purchaser Directors”). After all Class B units have been converted to common units and when the Common Units issued upon such conversion and held by the

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Class B Unit Purchaser or any of its affiliates ceases to consist of at least 10% of the total number of outstanding units, the Class B Unit Purchaser shall cause the Purchaser Directors to resign or be removed from the board of directors, and thereafter the board of directors shall consist only of Public Directors; provided, that anytime thereafter in which the common units issued upon conversion of Class B units held by the Class B Unit Purchaser or any of its affiliates represent at least 10% of the total number of outstanding units, the Class B Unit Purchaser will be entitled to reappoint two Purchaser Directors.

Unitholders are not entitled to remove directors.	A Public Director may be removed only at a meeting of the limited partners upon the affirmative vote of the Unaffiliated Limited Partners holding a majority of the outstanding units (other than units held by the general partner and those limited partners holding an interest in the general partner or any of their respective affiliates); provided, however, that a Public Director may only be removed if, at the same meeting, limited partners holding a majority of the outstanding units nominate a replacement Public Director (and any such nomination shall not be subject to the nomination procedures otherwise set forth in the PVR partnership agreement), and the Unaffiliated Limited Partners holding a majority of the outstanding units (other than units held by the general partner and those limited partners holding an interest in the general partner or any of their respective affiliates) also vote to elect a replacement Public Director, and, provided, further, that a Public Director may only be removed for cause.

Meetings; Voting

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Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or transferees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the general partner on

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Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Please see “—Election of General Partner and Directors of the General Partner” for a description of the rights of Unaffiliated Limited Partners to nominate and elect members of the board of directors of the general partner at meetings.

Other than the removal of directors of the general partner, any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in the partnership; however, the holders of the Series A units and Class F units have special voting rights, and additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” The affirmative vote of 75% of the Series A units or Class F units, respectively, voting separately as a class with one vote per Series A unit or Class F unit, is necessary on any matter (including a merger, consolidation or business combination) that would adversely affect any of the rights, preferences and privileges of the Series A units or Class F units, including without limitation, the following matters:

•   any reduction in the distribution rate on the Series A units, change in the form of payment of distributions on the Series A units, deferral of the date from which distributions on the Series A units will accrue and accumulate, cancellation of

Each record holder of a unit has a vote according to his percentage interest in the partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding (other than the Class B units), the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. For purposes of this calculation, the special units are included in the same class as common units.

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accrued, accumulated and unpaid distributions on the Series A units, change in the relative seniority rights of the holders of the Series A units as to the payment of distributions in relation to the holders of any other units, or amendment to Section 5.14 or Section 5.15 of the partnership agreement (which set forth the terms of the Series A units and the Class F units, respectively), except that the general partner may amend Section 5.14 or Section 5.15 so long as the amendment does not adversely affect the holders of Series A units or the Class F units, respectively;

•   any reduction in the liquidation value or change in the form of payment upon liquidation of the Series A units, or any change in the relative seniority of the liquidation preferences of the holders of the Series A units to the rights upon liquidation of the holders of any other units;

•   any matter that would accelerate the terms of Regency’s options to redeem or convert the Series A units; and

•   any authorization, creation or issuance of any securities that would be senior to or on parity with the Series A units with respect to distributions on such securities and distributions upon liquidation, except that Regency may issue parity securities up to an amount equal to 10% (at face value) of the lowest market capitalization of the common units as measured over the trailing 30-day period prior to issuance.

If at any time any person or group, other than the general partner and its affiliates, a direct or subsequently approved transferee of the general partner or its affiliates or a person who acquired the units with the prior approval of the general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

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Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by Regency or by the transfer agent.	Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by PVR or by the transfer agent.

Advance Notice Requirements for Nominations and Other Proposals

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Not applicable.

Nominations of persons for election of Public Directors to the board of directors of the general partner may be made at an annual meeting of the limited partners only pursuant to the general partner’s notice of meeting (or any supplement thereto) (a) by or at the direction of a majority of the Public Directors or (b) by a limited partner, or a group of limited partners, that holds or beneficially owns, and has continuously held or beneficially owned without interruption for the prior 18 months, 5% of the outstanding units (in either case, a “Limited Partner Group”) if each member of the Limited Partner Group was a record holder at the time the notice provided for in the partnership agreement is delivered to the general partner, and if the Limited Partner Group complies with the notice procedures set forth in the partnership agreement.

For any nominations brought before an annual meeting by a Limited Partner Group, the Limited Partner Group must give timely notice thereof in writing to the general partner. The notice must contain certain information as described in the partnership agreement. To be timely, a Limited Partner Group’s notice must be delivered to the general partner not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the Limited Partner Group must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by PVR or the general partner). The public announcement of an adjournment or postponement of an annual meeting will not commence a new time

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period (or extend any time period) for the giving of a Limited Partner Group’s notice as described above.

In the event that the number of Public Directors to be elected to the board of directors of the general partner is increased effective after the time period for which nominations are due under the partnership agreement and there is no public announcement by PVR or the general partner naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a Limited Partner Group’s notice will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to the general partner not later than the close of business on the 10th day following the day on which such public announcement is first made by PVR or the general partner.

Nominations of persons for election as a Public Director to the board of directors of the general partner also may be made at a special meeting of limited partners at which Public Directors are to be elected in accordance with the provisions of the partnership agreement.

Only such persons who are nominated in accordance with the procedures set forth in the partnership agreement will be eligible to be elected at an annual or special meeting of limited partners to serve as Public Directors. Notwithstanding the foregoing, unless otherwise required by law, if each member of the Limited Partner Group (or a qualified representative of each member of the Limited Partner Group) does not appear at the annual or special meeting of limited partners to present a nomination, such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by PVR or the general partner.

In addition to the provisions described above and in the partnership agreement, a limited partner must also comply with all applicable requirements of the Exchange Act; provided, however, that any references in the partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to the partnership agreement, and compliance with the partnership agreement is the exclusive means for a limited partner to make nominations.

Withdrawal or Removal of the General Partner

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Except as described below, Regency GP has agreed not to withdraw voluntarily as the general partner prior to December 31, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2015, the general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, the general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits the general partner in some instances to sell or otherwise transfer all of its general partner interest in Regency without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”	PVR GP may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement.

Upon withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the partnership will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue Regency’s business and to appoint a successor general partner. Please read “—Termination and Dissolution.”	Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest, the holders of a majority of the outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the partnership will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding units agree in writing to continue PVR’s business and to appoint a successor general partner. See “—Termination and Dissolution.”

The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and Regency receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by the general partner	The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates, and PVR receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units.

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and its affiliates would give them the practical ability to prevent the general partner’s removal.

The partnership agreement also provides that if the general partner is removed as the general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal, the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, Regency will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for Regency’s benefit.

In addition, PVR will be required to reimburse the departing general partner for all amounts due the departing general partner.

Transfer of General Partner Interests

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Except for transfer by the general partner of all, but not less than all, of its general partner interest to:

•   an affiliate of the general partner (other than an individual); or

•   another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, the general partner may not transfer all or any part of its general partner interest in the partnership to another person prior to December 31, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

The general partner may transfer all or any of its general partner interest without unitholder approval.

Transfer of Incentive Distribution Rights

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The general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest of the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2015, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. On or after December 31, 2015, the incentive distribution rights will be freely transferable.	Not applicable.

Limited Preemptive Right

Regency	PVR

Upon issuance of additional partnership securities, the general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its percentage interest in the partnership. The general partner’s percentage interest in the partnership will be reduced if Regency issues additional units in the future and the general partner does not contribute a proportionate amount of capital to the partnership to maintain its percentage interest. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, Regency issues those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

For so long as the Series A units remain outstanding, the holders of the Series A units will have a preemptive right to purchase any securities junior to or on parity with the Series A units with respect to distributions on such securities and distributions upon liquidation (other than common units) issued by Regency to the extent necessary to maintain their proportionate beneficial ownership of common units (on an as-converted basis) immediately before such issuance.

Not applicable.

Limited Call Right

Regency	PVR
If at any time the general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to Regency, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of such a purchase is the greater of (a) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those limited partner interests, and (2) the current market price as of the date three days before the date the notice is mailed.	If at any time persons other than the general partner and its affiliates do not own more than 20% of the then-issued and outstanding limited partner interests of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to PVR, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of such a purchase is the greater of (a) the highest cash price paid by either the general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those limited partner interests, and (2) the current market price as of the date three days before the date the notice is mailed.

Amendment of Partnership Agreement

Regency	PVR
General. Amendments to the partnership agreement may be proposed only by or with the consent of the general partner. The general partner, however, will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to Regency or the limited partners, including any duty to act in good faith or in the best interests of Regency or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.	General. Amendments to the partnership agreement may be proposed only by or with the consent of the general partner. To adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the outstanding units.

Prohibited Amendments. Without the consent of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by the general partner and its affiliates) or such other limited partner approval as is specified below, the partnership agreement may not be amended to:

•   enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•   enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Regency to the general partner or any of its affiliates without the consent of the general partner, which consent may be given or withheld at its option.

Prohibited Amendments. Without the consent of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by the general partner and its affiliates) or such other limited partner approval as is specified below, the partnership agreement may not be amended to:

•   enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•   enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by PVR to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion;

•   change the term of the partnership;

•   provide that the partnership is not dissolved upon an election to dissolve the partnership by the general partner that is approved by a unit majority; or

•   give any person the right to dissolve the partnership other than the general partner’s right to dissolve the partnership with the approval of a unit majority.

Regency	PVR

No Unitholder Approval. The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

•   a change in Regency’s name, the location of its principal place of business, the registered agent or registered office;

•   the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

•   a change that the general partner determines to be necessary or appropriate to qualify or continue the qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither the partnership nor the operating company nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•   an amendment that is necessary, in the opinion of Regency’s counsel, to prevent the partnership or the general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•   an amendment that the general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•   any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

•   an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

•   any amendment that the general partner determines to be necessary or appropriate for the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

No Unitholder Approval. The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

•   a change in PVR’s name, the location of its principal place of business, the registered agent or registered office;

•   the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

•   a change that, in the sole discretion of the general partner, is necessary or advisable to qualify or continue PVR’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•   an amendment that is necessary, in the opinion of PVR’s counsel, to prevent the partnership or the general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•   an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional limited or general partner interests;

•   any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

•   an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

•   any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

Regency	PVR

•   an amendment that is necessary to require the limited partners to provide a statement, certification or other proof to Regency regarding whether such limited partner is subject to U.S. federal income taxation on the income generated by the partnership;

•   a change in Regency’s fiscal year or taxable year and related changes;

•   mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•   any other amendments substantially similar to any of the matters described in the clauses above.

• a change in PVR’s fiscal year or taxable year and related changes; and • any other amendments substantially similar to any of the matters described in the clauses above.

In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or transferee (subject to the voting rights of the Series A units and the Class F units discussed below) in connection with a merger or consolidation approved in connection with the partnership agreement, or if the general partner determines that those amendments:

•   do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•   are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•   are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•   are necessary or appropriate for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

•   are required to effect the intent expressed in the registration statement relating to Regency’s initial public offering or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

•   do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•   are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•   are necessary or advisable to facilitate the trading of the limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in the best interests of the partnership and the limited partners;

•   are necessary or advisable for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

•   are required to effect the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Any amendment or waiver that has the effect of modifying the rights or preferences of the Class B units and that the general partner determines could result in an adverse effect on the common units, considered as a class, must be approved by a majority of the Public Directors.

Regency	PVR

Opinion of Counsel and Unitholder Approval. The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the partnership being treated as an entity for federal income tax purposes in connection with any of the amendments described under “—No Unitholder Approval.” No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless Regency first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of the limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. The affirmative vote of 75% of the Series A units or the Class F units, as applicable, voting separately as a class with one vote per Series A unit or Class F unit, is necessary on any matter (including a merger, consolidation or business combination) that would adversely affect any of the rights, preferences and privileges of the Series A units or the Class F units in any respect. Please read “— Meetings; Voting.”

Opinion of Counsel and Unitholder Approval. The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the partnership being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless PVR obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in the partnership or cause it or its subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Indemnification

Regency	PVR

Under the partnership agreement, in most circumstances, Regency will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•   the general partner;

•   any departing general partner;

•   any person who is or was an affiliate of a general partner or any departing general partner;

•   any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•   any person who is or was serving as director, officer, member, partner, fiduciary or trustee of

Under the partnership agreement, in most circumstances, PVR will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•   the general partner;

•   any departing general partner;

•   any person who is or was an affiliate of a general partner or any departing general partner;

•   any person who is or was a member, partner, officer, director, employee, agent or trustee of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

Regency	PVR

another person at the request of the general partner or any departing general partner; and

•   any person designated by the general partner.

Any indemnification under these provisions will only be out of Regency’s assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to Regency to enable Regency to effectuate, indemnification. Regency may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the partnership agreement.

•   any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

Any indemnification under these provisions will only be out of PVR’s assets. The general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to PVR to enable PVR to effectuate indemnification. PVR is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for PVR’s activities, regardless of whether it would have the power to indemnify the person against liabilities under the partnership agreement.

Conflicts of Interest

Regency	PVR

The partnership agreement contains provisions that modify and limit the general partner’s fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

The general partner will not be in breach of its obligations under the partnership agreement or its duties to Regency or unitholders if the resolution of the conflict is:

•   approved by the conflicts committee of the board of directors, although the general partner is not obligated to seek such approval;

•   approved by the vote of a majority of the outstanding common units, excluding any common units owned by the general partner or any of its affiliates;

•   on terms no less favorable to Regency than those generally being provided to or available from unrelated third parties; or

•   fair and reasonable to Regency, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to Regency.

The general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. If the general partner does not seek approval

The partnership agreement contains provisions that allow the general partner to take into account the interests of parties in addition to the partnership in resolving conflicts of interest. In effect, these provisions limit the general partner’s fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken by the general partner that might, without those limitations, constitute breaches of fiduciary duty. Whenever a conflict arises between the general partner or its affiliates, on the one hand, and the partnership or any other partner, on the other, the general partner will resolve that conflict. A conflicts committee of the board of directors of the general partner will, at the request of the general partner, review conflicts of interest.

The general partner will not be in breach of its obligations under the partnership agreement or its duties to the partnership or unitholders if the resolution of the conflict is considered to be fair and reasonable to us. Any resolution is considered to be fair and reasonable to PVR if that resolution is:

•   approved by the conflicts committee, although no party is obligated to seek approval and the general partner may adopt a resolution or course of action that has not received approval;

•   on terms no less favorable to PVR than those generally being provided to or available from unrelated third parties; or

Regency	PVR

from the conflicts committee and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Unless the resolution of a conflict is specifically provided for in the partnership agreement, the general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When the partnership agreement provides that someone act in good faith, it requires that person to believe he is acting in the best interests of the partnership.

•   fair to PVR, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In resolving a conflict, the general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:

•   the relative interests of the parties involved in the conflict or affected by the action;

•   any customary or accepted industry practices or historical dealings with a particular person or entity; and

•   generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

Change of Management Provisions

Regency	PVR
The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change Regency’s management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its affiliates and any transferees of that person or group approved by the general partner or to any person or group who acquires the units with the prior approval of the general partner.	The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change PVR’s management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its affiliates and any transferees of that person or group approved by the general partner or to any person or group who acquires the units with the prior approval of the general partner.

Termination and Dissolution

Regency	PVR

Regency will continue as a limited partnership until terminated under the partnership agreement. Regency will dissolve upon:

•   the election of the general partner to dissolve the partnership, if approved by the holders of units representing a unit majority;

•   there being no limited partners, unless the partnership continued without dissolution in accordance with applicable Delaware law;

PVR will continue as a limited partnership until terminated under the partnership agreement. PVR will dissolve upon:

•   the election of the general partner to dissolve the partnership, if approved by the holders of a unit majority;

•   the sale, exchange or other disposition of all or substantially all of the assets and properties of the partnership and its subsidiaries;

Regency	PVR

•   the entry of a decree of judicial dissolution of the partnership; or

•   the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to reconstitute the partnership and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to Regency’s receipt of an opinion of counsel to the effect that:

•   the action would not result in the loss of limited liability of any limited partner; and

•   neither the partnership, the reconstituted limited partnership, Regency’s operating company nor any of its other subsidiaries, would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

•   the entry of a decree of judicial dissolution of the partnership; or

•   the withdrawal or removal of the general partner or any other event that results in its ceasing to be general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to reconstitute the partnership and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the existing partnership agreement and having as general partner an entity approved by a unit majority, subject to PVR’s receipt of an opinion of counsel to the effect that:

•   the action would not result in the loss of limited liability of any limited partner; and

•   neither the partnership, the reconstituted limited partnership, nor its operating company would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation

Regency	PVR
Upon its dissolution, unless Regency is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up Regency’s affairs will, acting with all of the powers of the general partner that are necessary or appropriate to liquidate Regency’s assets and apply the proceeds of the liquidation as provided in “—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of Regency’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.	Upon dissolution of the partnership, unless it is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up PVR’s affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate PVR’s assets and apply the proceeds of the liquidation as provided in “—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of PVR’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Non-Citizen Assignees; Redemption

Regency	PVR
If Regency is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that it has an interest in because of the nationality, citizenship or other related status of any limited partner, Regency may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from Regency, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon a liquidation of the partnership.	If PVR is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that it has an interest in because of the nationality, citizenship or other related status of any limited partner, PVR may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from Regency, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon a liquidation of the partnership.

Transfer of Common Units; Status as Unitholder or Assignee

Regency	PVR

By transfer of common units in accordance with the partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in Regency’s books and records. The general partner will cause any transfers to be recorded on Regency’s books and records no less frequently than quarterly. Each transferee:

•   represents that the transferee has the capacity, power and authority to become bound by the partnership agreement;

•   automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the partnership agreement; and

•   gives the consents and approvals contained in the partnership agreement.

A transferee will become a substituted limited partner of the partnership for the transferred common units

Each purchaser of PVR common units must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•   becomes the record holder of the common units and is an assignee until admitted into the partnership as a substituted limited partner;

•   automatically requests admission as a substituted limited partner in the partnership;

•   agrees to be bound by the terms and conditions of, and executes, the partnership agreement;

•   represents that he has the capacity, power and authority to enter into the partnership agreement;

•   grants powers of attorney to officers of the general partner and any liquidator of the partnership as specified in the partnership agreement; and

Regency	PVR

automatically upon the recording of the transfer on Regency’s books and records. The general partner will cause any transfers to be recorded on Regency’s books and records no less frequently than quarterly.

Regency may, at its discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial owner’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, a transferor of common units gives a transferee of common units the right to become a substituted limited partner in the partnership for the transferred common units.

Until a common unit has been transferred on its books, Regency and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations

•   makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of the partnership for the transferred common units upon the consent of the general partner and the recording of the name of the assignee on PVR’s books and records. The general partner may withhold its consent in its sole discretion.

Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. PVR is entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in the partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•   the right to assign the common unit to a purchaser or transferee; and

•   the right to transfer the right to seek admission as a substituted limited partner in the partnership for the purchased common units.

Thus, a purchaser of common units who does not execute and deliver a transfer application:

•   will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•   may not receive some federal income tax information or reports furnished to record holders of common units.

Until a common unit has been transferred on its books, PVR and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

PROPOSAL 2: ADJOURNMENT OF THE PVR SPECIAL MEETING

PVR unitholders are being asked to approve a proposal that will give PVR GP’s board of directors authority to adjourn the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the PVR special meeting. If this proposal is approved, the PVR special meeting could be adjourned to any date. If the PVR special meeting is adjourned, PVR unitholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the adjournment proposal, your units will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your units will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal. If a quorum is present at the meeting, the affirmative vote of holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, will be required to approve the adjournment of the PVR special meeting, provided that, if a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding PVR common units and Class B units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class, will be required to approve the proposal.

The board of directors of PVR GP unanimously recommends that you vote “FOR” the adjournment of the PVR special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the PVR special meeting.

PROPOSAL 3: ADVISORY VOTE ON RELATED COMPENSATION

PVR is providing its unitholders with the opportunity to cast an advisory (non-binding) vote to approve the related compensation payments that will be made by PVR to its named executive officers in connection with the merger, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The related compensation that PVR’s named executive officers will be entitled to receive from PVR in connection with the merger is summarized in the table under “Proposal 1: The Merger—Interests of Directors and Executive Officers of PVR in the Merger—Quantification of Potential Payments to PVR’s Named Executive Officers in Connection with the Merger” and the related narrative disclosures. That summary includes all compensation and benefits that will be paid by PVR to its named executive officers in connection with the merger.

PVR GP’s board of directors encourages you to review carefully the related compensation information disclosed in this proxy statement/prospectus.

PVR GP’s board of directors unanimously recommends that the unitholders of PVR approve the following resolution:

“RESOLVED, that the unitholders of PVR approve, on an advisory (non-binding) basis, the compensation that will become payable by PVR to its named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement entitled “Proposal 1: The Merger—Interests of Directors and Executive Officers of PVR in the Merger—Quantification of Potential Payments to PVR’s Named Executive Officers in Connection with the Merger” and the related narrative disclosures.”

The vote on the related compensation proposal is a vote separate and apart from the vote on the adoption of the merger agreement. Accordingly, you may vote to approve the adoption of the merger agreement and vote not to approve the related compensation proposal and vice versa. Because the vote on the related compensation proposal is advisory only, it will not be binding on either PVR or Regency. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation payments that are contractually required to be paid by

PVR to its named executive officers will be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of PVR unitholders.

The affirmative vote of holders of at least a majority of the outstanding PVR common units and Class B units, voting together as a single class, will be required to approve the related compensation proposal. Accordingly, a PVR unitholder’s failure to vote, an abstention from voting or the failure of a PVR unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” approval of this proposal.

The board of directors of PVR GP unanimously recommends that you vote “FOR” the related compensation payments that will be paid by PVR to its named executive officers in connection with the merger.

PVR UNITHOLDER PROPOSALS

PVR will not hold an annual meeting of its unitholders in 2014 if the merger has been completed. If, however, PVR does hold its 2014 annual meeting, in order to nominate a person for election to the board of directors at the PVR 2014 annual meeting, notice must be received at the principal executive offices of PVR at Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087 no later than the close of business on March 8, 2014 and no earlier than February 6, 2014. Such unitholder nominations must also be otherwise eligible for inclusion under the terms set forth in the PVR partnership agreement. For additional information, please see the section entitled “Comparison of Rights of Regency Unitholders and PVR Unitholders—Advance Notice Requirements for Nominations and Other Proposals.”

Any matter to be voted on at an annual meeting of limited partners that is not related to the nomination of persons for election to the Board can only be proposed by PVR GP. A special meeting of PVR’s limited partners may only be called by PVR GP or by limited partners owning 20% or more of the Outstanding Units (as defined in the PVR partnership agreement) of the class or classes for which a meeting is proposed.

LEGAL MATTERS

The validity of the Regency common units to be issued in connection with the merger and being offered hereby, certain tax matters relating to those common units and certain U.S. federal income tax consequences of the merger will be passed upon for Regency by Baker Botts L.L.P., Dallas, Texas. Certain U.S. federal income tax consequences of the merger will be passed upon for PVR by Vinson & Elkins L.L.P., New York, New York.

EXPERTS

Regency

The audited consolidated financial statements of Regency Energy Partners LP and subsidiaries as of December 31, 2012 and 2011 and for the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Regency Energy Partners LP for the period from May 26, 2010 to December 31, 2010 and the period from January 1, 2010 to May 25, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RIGS Haynesville Partnership Co. and subsidiaries as of December 31, 2012 and 2011 and for the years then ended incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RIGS Haynesville Partnership Co. for the year ended December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

The financial statements of Midcontinent Express Pipeline LLC as of and for the years ended December 31, 2012 and 2011 and as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and for the seven-month period ended December 31, 2010, included in Exhibits 99.4 and 99.5, respectively, of Regency Energy Partners LP’s Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report appearing therein.

The consolidated financial statements of Lone Star NGL LLC and subsidiaries as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and for the period from March 21, 2011 (Inception) to December 31, 2011 incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of LDH Energy Asset Holdings LLC as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, included in Exhibit 99.7 of Regency Energy Partners LP’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 1, 2013, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated by reference herein. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Southern Union Gathering Company, LLC and subsidiaries as of December 31, 2012 and for the period from March 26, 2012 to December 31, 2012 and for the period from January 1, 2012 to March 25, 2012 incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

PVR

The consolidated financial statements of PVR Partners, L.P. as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Chief Gathering LLC incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Regency has filed with the SEC a registration statement under the Securities Act of which this proxy statement/prospectus forms a part, which registers the Regency common units to be issued to PVR unitholders in connection with the merger. The registration statement, including the exhibits and schedules attached to the registration statement, contains additional relevant information about Regency and its common units. The rules and regulations of the SEC allow Regency and PVR to omit certain information that is included in the registration statement from this proxy statement/prospectus.

Regency and PVR file annual, quarterly and special reports and other information with the SEC. PVR also files proxy statements with the SEC. The SEC allows Regency and PVR to “incorporate by reference” into this proxy statement/prospectus the information they file with the SEC, which means that they can disclose important information to you by referring you to those documents. This proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that Regency or PVR files later with the SEC will automatically update and supersede this information as well as the information included in this proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus. Regency and PVR incorporate by reference the documents listed below and any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:

Regency’s Filings (SEC File No. 001-35262)

•	Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 1, 2013;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, filed on May 9, 2013, for the quarter ended June 30, 2013, filed on August 8, 2013, and for the quarter ended September 30, 2013, filed on November 7, 2013;

•	Current Reports on Form 8-K filed on January 28, 2013, February 19, 2013, March 5, 2013, April 16, 2013, April 24, 2013, April 30, 2013, May 9, 2013, May 15, 2013, May 28, 2013, July 29, 2013, August 9, 2013, September 6, 2013, September 11, 2013, October 10, 2013 (two filings) and October 25, 2013;

•	the description of the Regency common units contained in the Registration Statement filed on Form 8-A filed on August 1, 2011, and including any other amendments or reports filed for the purpose of updating such description.

Regency will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to Regency at the following address and telephone number:

Regency Energy Partners LP

Investor Relations

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

(214) 750-1771

PVR’s Filings (SEC File No. 001-16735)

•	Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 27, 2013;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, filed on May 3, 2013, for the quarter ended June 30, 2013, filed on July 29, 2013, and for the quarter ended September 30, 2013, filed on October 29, 2013;

•	Current Report on Form 8-K/A filed on July 26, 2012 and Current Reports on Form 8-K filed on January 1, 2013, February 25, 2013, April 26, 2013, May 7, 2013, May 10, 2013, June 6, 2013, August 23, 2013, September 6, 2013, September 17, 2013, October 10, 2013 (two filings), October 31, 2013 and November 7, 2013;

•	the description of the PVR common units contained in the Registration Statement on Form 8-A, initially filed October 16, 2001, and any subsequent amendment thereto filed for the purpose of updating such description.

PVR will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to PVR at the following address and telephone number:

PVR Partners, L.P.

Investor Relations

Three Radnor Corporate Center, Suite 301

100 Matsonford Road

Radnor, PA 19087

(610) 975-8200

Regency and PVR also make available free of charge on their internet websites at www.regencygasservices.com and www.pvresource.com, respectively, the reports and other information filed by Regency and PVR with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. Neither Regency’s nor PVR’s websites, nor the information contained on their websites, is part of this proxy statement/prospectus or the documents incorporated by reference.

The SEC maintains an Internet website that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System.

This system can be accessed at www.sec.gov. You can find information that Regency and PVR file with the SEC by reference to their names or to their SEC file numbers. You also may read and copy any document Regency or PVR files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room and its copy charges. Regency and PVR SEC filings are also available to the public through the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The information concerning Regency contained in this proxy statement/prospectus or incorporated by reference has been provided by Regency, and the information concerning PVR contained in this proxy statement/prospectus or incorporated by reference has been provided by PVR.

In order to receive timely delivery of requested documents in advance of the PVR special meeting, your request should be received no later than [            ], [            ]. If you request any documents, Regency or PVR will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

Neither Regency nor PVR has authorized anyone to give any information or make any representation about the merger, Regency or PVR that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if any one distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

Annex A-1

AGREEMENT AND PLAN OF MERGER

Dated as of October 9, 2013

among

REGENCY ENERGY PARTNERS LP,

REGENCY GP LP,

RVP LLC,

PVR PARTNERS, L.P.

and

PVR GP, LLC

A-1-1

Page
ARTICLE I The Merger		A-1-8

Section 1.1	The Merger	A-1-8
Section 1.2	Closing	A-1-8
Section 1.3	Effective Time	A-1-8
Section 1.4	Effects of the Merger	A-1-9
Section 1.5	Organizational Documents of the Surviving Entity	A-1-9

ARTICLE II Effect on Units		A-1-9

Section 2.1	Effect of Merger	A-1-9
Section 2.2	Exchange of Certificates	A-1-10
Section 2.3	Treatment of Phantom Units, Restricted Units and Deferred Common Units; Equity Plans	A-1-13
Section 2.4	Adjustments	A-1-13
Section 2.5	No Dissenters’ Rights	A-1-14

ARTICLE III Representations and Warranties of MLP		A-1-14

Section 3.1	Organization, Standing and Power	A-1-14
Section 3.2	Capitalization	A-1-15
Section 3.3	Authority; Noncontravention; Voting Requirements	A-1-16
Section 3.4	Governmental Approvals	A-1-16
Section 3.5	MLP SEC Documents; Undisclosed Liabilities	A-1-17
Section 3.6	Absence of Certain Changes or Events	A-1-18
Section 3.7	Legal Proceedings	A-1-18
Section 3.8	Compliance with Laws; Permits	A-1-19
Section 3.9	Information Supplied	A-1-19
Section 3.10	Tax Matters	A-1-20
Section 3.11	Employee Benefits	A-1-20
Section 3.12	Labor Matters	A-1-22
Section 3.13	Environmental Matters	A-1-22
Section 3.14	Contracts	A-1-23
Section 3.15	Property	A-1-24
Section 3.16	Intellectual Property	A-1-24
Section 3.17	Insurance	A-1-25
Section 3.18	Opinion of Financial Advisor	A-1-25
Section 3.19	Brokers and Other Advisors	A-1-25
Section 3.20	State Takeover Statutes	A-1-25
Section 3.21	Regulatory Matters	A-1-25
Section 3.22	No Other Representations or Warranties	A-1-26

ARTICLE IV Representations and Warranties of Parent		A-1-26

Section 4.1	Organization, Standing and Power	A-1-26
Section 4.2	Capitalization	A-1-27
Section 4.3	Authority; Noncontravention; Voting Requirements	A-1-27
Section 4.4	Governmental Approvals	A-1-28
Section 4.5	Parent SEC Documents; Undisclosed Liabilities	A-1-28
Section 4.6	Absence of Certain Changes or Events	A-1-30
Section 4.7	Legal Proceedings	A-1-30

A-1-2

Section 4.8	Compliance with Laws; Permits	A-1-30
Section 4.9	Information Supplied	A-1-31
Section 4.10	Tax Matters	A-1-31
Section 4.11	Environmental Matters	A-1-32
Section 4.12	Contracts	A-1-32
Section 4.13	Property	A-1-32
Section 4.14	Brokers and Other Advisors	A-1-33
Section 4.15	State Takeover Statutes	A-1-33
Section 4.16	Financing	A-1-33
Section 4.17	No Other Representations or Warranties	A-1-33

ARTICLE V Additional Covenants and Agreements		A-1-34

Section 5.1	Preparation of the Registration Statement and the Proxy Statement; Unitholder Meeting	A-1-34
Section 5.2	Conduct of Business	A-1-35
Section 5.3	No Solicitation by MLP; Etc.	A-1-38
Section 5.4	Reasonable Best Efforts	A-1-41
Section 5.5	Public Announcements	A-1-43
Section 5.6	Access to Information; Confidentiality	A-1-43
Section 5.7	Notification of Certain Matters	A-1-44
Section 5.8	Indemnification and Insurance	A-1-44
Section 5.9	Securityholder Litigation	A-1-45
Section 5.10	Financing Matters	A-1-45
Section 5.11	Fees and Expenses	A-1-46
Section 5.12	Section 16 Matters	A-1-46
Section 5.13	Employee Benefits	A-1-46
Section 5.14	Listing	A-1-47
Section 5.15	Issuance of PIK Units; Distributions	A-1-47
Section 5.16	Amendment of MLP Partnership Agreement	A-1-48

ARTICLE VI Conditions Precedent		A-1-48

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	A-1-48
Section 6.2	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	A-1-48
Section 6.3	Conditions to Obligation of MLP to Effect the Merger	A-1-49
Section 6.4	Frustration of Closing Conditions	A-1-50

ARTICLE VII Termination		A-1-50

Section 7.1	Termination	A-1-50
Section 7.2	Effect of Termination	A-1-51
Section 7.3	Fees and Expenses	A-1-51

ARTICLE VIII Miscellaneous		A-1-52

Section 8.1	No Survival, Etc.	A-1-52
Section 8.2	Amendment or Supplement	A-1-53
Section 8.3	Extension of Time, Waiver, Etc.	A-1-53
Section 8.4	Assignment	A-1-53
Section 8.5	Counterparts	A-1-53
Section 8.6	Entire Agreement; No Third-Party Beneficiaries	A-1-53
Section 8.7	Governing Law; Jurisdiction; Waiver of Jury Trial	A-1-53
Section 8.8	Specific Enforcement	A-1-54
Section 8.9	Notices	A-1-55

A-1-3

Section 8.10	Severability	A-1-56
Section 8.11	Interpretation	A-1-56
Section 8.12	Non-Recourse	A-1-56
Section 8.13	Definitions	A-1-56

Exhibit A – Form of Agreement of Limited Partnership of the Surviving Entity

A-1-4

INDEX OF DEFINED TERMS

Defined Term	Where Defined
Acquisition Agreement	Section 5.3(a)
Adverse Recommendation Change	Section 5.3(a)
Affiliate	Section 8.13
Agreement	Preamble
Alternative Proposal	Section 8.13
Annualized Adjusted Parent Distribution	Section 8.13
Annualized MLP Distribution	Section 8.13
Antitrust Laws	Section 8.13
Balance Sheet Date	Section 3.5(d)
business day	Section 8.13
Cash Consideration	Section 2.1(a)
Certificate	Section 2.1(a)
Certificate of Merger	Section 1.3
Changed Circumstance	Section 7.13
Class B Unit	Section 8.13
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(j)
Commodity Derivative Instrument	Section 3.14(a)(viii)
Common Unit	Section 8.13
Common Unitholders	Section 8.13
Continuation Period	Section 5.13(a)
Contract	Section 3.3(b)
Deferred Common Unit	Section 8.13
Disguised Sale	Section 1.2(k)
DLLCA	Section 8.13
DRULPA	Section 8.13
Effective Time	Section 1.3
Environmental Law	Section 8.3
Environmental Permits	Section 3.3
ERISA Affiliate	Section 8.13
Excess Units	Section 2.2(h)
Exchange Act	Section 3.4
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(b)
Exchange Ratio	Section 2.1(a)
Fractional Unit Proceeds	Section 2.2(h)
GAAP	Section 8.13
Governmental Authority	Section 8.13
Hazardous Substance	Section 8.13
HSR Act	Section 8.13
ICA	Section 3.21(b)
Indemnified Person	Section 5.8(a)
Knowledge	Section 8.13
Law	Section 3.8(a)
Laws	Section 3.8(a)
Liens	Section 3.1(c)
Limited Partner	Section 8.13
Material Adverse Effect	Section 8.13

A-1-5

Maximum Amount	Section 5.8(c)
Merger	Section 1.1
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
MLP	Preamble
MLP Board Recommendation	Section 5.1(b)
MLP Charter Documents	Section 3.1(d)
MLP Disclosure Schedule	Article II
MLP Employees	Section 5.13(a)
MLP Entities	Preamble
MLP Equity Plans	Section 8.13
MLP Fairness Opinion	Section 3.18
MLP Financial Advisor	Section 3.18
MLP General Partner Interest	Section 8.13
MLP GP	Preamble
MLP GP Board	Recitals
MLP Intellectual Property	Section 3.16
MLP Joint Ventures	Section 8.13
MLP Material Adverse Effect	Section 3.1(a)
MLP Material Contract	Section 3.14(a)
MLP Partnership Agreement	Section 8.13
MLP Permits	Section 3.8(b)
MLP SEC Documents	Section 3.5(a)
MLP Security	Section 8.13
MLP Subsidiary Documents	Section 3.1(d)
MLP Unitholder Approval	Section 3.3(c)
MLP Unitholders Meeting	Section 5.1(b)
New Plans	Section 5.13(b)
NGA	Section 3.21(a)
NGPA	Section 3.21(a)
Non-Competition Agreement	Section 3.14(a)(vi)
NYSE	Section 8.13
Old Plans	Section 5.13(b)
Outside Date	Section 7.1(b)(i)
Parent	Preamble
Parent Acquisition Transaction	Section 5.2(b)(i)
Parent Charter Documents	Section 4.1(d)
Parent Class F Units	Section 4.2(a)
Parent Confidentiality Agreement	Section 5.6(a)
Parent Disclosure Schedule	Article III
Parent Entities	Preamble
Parent Expenses	Section 7.3(f)
Parent GP	Preamble
Parent GP Interest	Section 4.2(a)
Parent Joint Ventures	Section 8.13
Parent Limited Partner	Section 8.13
Parent Managing GP	Recitals
Parent Managing GP Board	Recitals
Parent Material Adverse Effect	Section 4.1(a)
Parent Material Contracts	Section 4.12(a)
Parent Partnership Agreement	Section 8.13

A-1-6

Parent Permits	Section 4.8(b)
Parent SEC Documents	Section 4.5(a)
Parent Series A Units	Section 4.2(a)
Parent Subsidiary Documents	Section 4.1(d)
Parent Unit	Section 8.13
Partnership Interest	Section 8.13
Person	Section 8.13
Phantom Unit	Section 8.13
PIK Unit	Section 8.13
Pre-Closing Vacation	Section 5.13(e)
Proceeding	Section 5.8(a)
Proxy Statement	Section 3.4
Recommendation Change Notice	Section 4.3(d)(ii)(A)
Recommendation Change Notice Period	Section 4.3(d)(ii)(B)
Registration Statement	Section 3.9
Representatives	Section 5.3(a)
Restraints	Section 6.1(c)
Restricted Unit	Section 8.13
Revocable Interests	Section 3.15(b)
rights-of-way	Section 3.15(b)
Risk Management Policy	Section 8.13
SEC	Section 8.13
Securities Act	Section 3.1(c)
Special Unit	Section 8.13
Subsidiary	Section 8.13
Superior Proposal	Section 8.13
Superior Proposal Notice	Section 4.3(d)(i)(C)
Superior Proposal Notice Period	Section 4.3(d)(i)(D)
Surviving Entity	Section 1.1
Tax	Section 8.13
Tax Return	Section 8.13
Taxes	Section 8.13
Termination Fee	Section 7.3(a)
Unit Consideration	Section 2.1(a)
Unit Majority	Section 8.13
unit proceeds	Section 2.2(h)
Unitholder	Section 8.13
WARN Act	Section 3.12(b)
Willful Breach	Section 8.13

A-1-7

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 9, 2013 (this “Agreement”), is by and among PVR Partners, L.P., a Delaware limited partnership (“MLP”), PVR GP, LLC, a Delaware limited liability company and the general partner of MLP (“MLP GP” and, together with MLP, the “MLP Entities”), Regency Energy Partners LP, a Delaware limited partnership (“Parent”), Regency GP LP, a Delaware limited partnership and the general partner of Parent (“Parent GP”), and RVP LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with Parent and Parent GP, the “Parent Entities”).

W I T N E S S E T H:

WHEREAS, the board of directors of MLP GP (the “MLP GP Board”) has unanimously (i) determined that it is in the best interests of MLP and its Limited Partners, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (iii) resolved to submit the Agreement to a vote of the Limited Partners and recommend adoption of this Agreement by the Limited Partners; and

WHEREAS, Parent, in its capacity as the sole managing member of Merger Sub, and the board of directors (the “Parent Managing GP Board”) of Regency GP LLC, a Delaware limited liability company and the general partner of Parent GP (“Parent Managing GP”), have each approved and declared advisable this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE II

The Merger

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub shall be merged with and into MLP (the “Merger”), the separate limited liability company existence of Merger Sub will cease, and MLP will continue its existence as a limited partnership under Delaware law as the surviving entity in the Merger (the “Surviving Entity”).

Section 2.2 Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at the offices of Baker Botts L.L.P., 2001 Ross Avenue, Dallas, Texas 75201 at 9:00 A.M., local time, on the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as MLP and Parent shall agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, MLP will cause a certificate of merger, executed in accordance with the relevant provisions of the DRULPA and the DLLCA (the “Certificate of Merger”) to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by MLP and Parent in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

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Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DRULPA and the DLLCA.

Section 2.5 Organizational Documents of the Surviving Entity.

(a) At the Effective Time, the certificate of limited partnership of MLP as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8.

(b) The MLP Partnership Agreement shall, by virtue of the Merger and the Certificate of Merger, be amended and restated in its entirety as set forth in Exhibit A hereto, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8.

ARTICLE III

Effect on Units

Section 3.1 Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of MLP GP, MLP, Parent GP, Parent, Merger Sub or the holder of any securities of MLP or Merger Sub:

(a) Conversion of Common Units and Class B Units. Subject to Section 2.1(c), Section 2.2(h) and Section 2.4, each Common Unit and each Class B Unit issued and outstanding or deemed issued and outstanding in accordance with Section 2.3 as of immediately prior to the Effective Time shall be converted into the right to receive (i) an amount of cash equal to the difference (if positive) between (x) the Annualized MLP Distribution minus (y) the Annualized Adjusted Parent Distribution (the “Cash Consideration”) and (ii) 1.020 (the “Exchange Ratio”) Parent Units (the “Unit Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

(b) Limited Partner Interests of the Surviving Entity. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a 100% limited partner interest in MLP (as the Surviving Entity). At the Effective Time, the books and records of MLP shall be revised to reflect the admission of Parent as a Limited Partner of MLP and the simultaneous withdrawal of all other Limited Partners of MLP.

(c) Cancellation of MLP-Owned Units and Parent-Owned Units. Any MLP Securities that are owned immediately prior to the Effective Time by MLP or any Subsidiary of MLP, and any MLP Securities owned immediately prior to the Effective Time by Parent or any Subsidiary of Parent, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled MLP Securities.

(d) Certificates. As of the Effective Time, all Common Units and Class B Units converted into the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of units in book-entry form) that immediately prior to the Effective Time represented any such Common Units or Class B Units (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any distributions to which such holder is entitled pursuant to Section 2.2(g) and cash in lieu of any fractional Parent Units to which such holder is entitled pursuant to Section 2.2(h), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(c), without interest, and the right to be admitted as a Parent Limited Partner. Parent GP hereby consents to the admission (as a Parent Limited Partner) of each Unitholder who is issued Parent Units in exchange for such Unitholder’s Common Units or Class B Units in accordance with this Article II, upon the proper surrender of the Certificate representing such Common Units or Class B Units. Upon such surrender of the Certificate (or upon a waiver of the requirement to

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surrender a Certificate granted by Parent GP in its sole discretion) and the recording of the name of such Person as a limited partner of Parent on the books and records of Parent, such Person shall automatically and effective as of the Effective Time be admitted as a Parent Limited Partner and be bound by the Parent Partnership Agreement as such. By its surrender of a Certificate, or by its acceptance of Parent Units, a Unitholder confirms its agreement to be bound by all of the terms and conditions of the Parent Partnership Agreement.

Section 3.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent reasonably acceptable to MLP (the “Exchange Agent”) for the purpose of exchanging Certificates for the Merger Consideration. As soon as reasonably practicable after the Effective Time, but in no event more than three business days following the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of Common Units and Class B Units as of the Effective Time (and, to the extent commercially practicable, to make available for collection by hand, during customary business hours commencing immediately after the Effective Time, if so elected by such holder of record), whose Common Units and Class B Units, were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such forms as MLP and Parent may reasonably agree, including, as applicable, instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the Merger Consideration and cash in lieu of any fractional Parent Units payable pursuant to Section 2.2(h).

(b) Deposit. At or prior to the Closing, Parent shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Common Units, Class B Units, Restricted Units, Phantom Units (and distribution equivalent rights) and Deferred Common Units, an amount of Parent Units (which shall be in non-certificated book-entry form) and an amount of cash in U.S. dollars sufficient to be issued and paid pursuant to Section 2.1(a)(i) and Section 2.3(a), payable upon due surrender of the Certificates or other evidence of Restricted Units, Phantom Units (and distribution equivalent rights) and Deferred Common Units (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article II. Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any distributions pursuant to Section 2.2(g) and any Parent Units sufficient to pay any Merger Consideration, in each case, that may be payable from time to time following the Effective Time. All cash and book-entry units representing Parent Units deposited with the Exchange Agent or representing unit proceeds obtained pursuant to Section 2.2(h) shall be referred to in this Agreement as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that (i) no such investment or losses thereon shall affect the Merger Consideration payable to holders of Common Units, Class B Units, Restricted Units, Phantom Units (and distribution equivalent rights) or Deferred Common Units entitled to receive such consideration or cash in lieu of fractional interests, or in respect of distribution equivalent rights, pursuant to Section 2.3(a) and Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of Common Units, Class B Units, Restricted Units, Phantom Units (and distribution equivalent rights) or Deferred Common Units entitled to receive such consideration in the amount of any such losses; and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days.

(c) Exchange. Each holder of Common Units and Class B Units that have been converted into the right to receive the Merger Consideration, upon surrender to the Exchange Agent of a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, a Certificate (as applicable) and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) the number of Parent Units representing, in the aggregate, the whole number of Parent Units that such holder has the right to receive in accordance with the provisions of this Article II and/or (ii) a

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check denominated in U.S. dollars in the amount of cash that such holder has the right to receive pursuant to this Article II, including the Cash Consideration. The Merger Consideration shall be paid as promptly as practicable by mail after receipt by the Exchange Agent of the Certificate and letter of transmittal in accordance with the foregoing. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional Parent Units or in respect of distribution equivalent rights or on any unpaid distributions payable to holders of Certificates. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration. The Merger Consideration paid upon surrender of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Units or Class B Units, as the case may be, formerly represented by such Certificates.

(d) Other Payees. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition of such payment that the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) No Further Transfers. From and after the Effective Time, there shall be no further registration on the books of MLP of transfers of Common Units or Class B Units. From and after the Effective Time, the holders of Certificates representing Common Units or Class B Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Common Units or Class B Units, except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Exchange Agent or Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Common Units or Class B Units 12 months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his, her or its Common Units or Class B Units for the Merger Consideration in accordance with this Section 2.2 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s Common Units or Class B Units. Notwithstanding the foregoing, Parent, Merger Sub and MLP shall not be liable to any holder of Common Units or Class B Units for any Merger Consideration duly delivered to a public official pursuant to applicable abandoned property Laws. Any Merger Consideration remaining unclaimed by holders of Common Units or Class B Units immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Distributions. No distributions with respect to Parent Units issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 2.2. Following such surrender, subject to the effect of escheat, Tax or other applicable Law, there shall be paid, without interest, to the record holder of the Parent Units, if any, issued in exchange therefor (i) at the time of such surrender, all distributions payable in respect of any such Parent Units with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the distributions payable with respect to such Parent Units with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of distributions in respect of Parent Units, all Parent Units to be issued pursuant to the Merger shall be entitled to distributions pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

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(h) No Fractional Units. No certificates or scrip representing fractional Parent Units shall be issued upon the surrender for exchange of Certificates. Notwithstanding any other provision of this Agreement, each holder of Common Units or Class B Units converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Unit (after taking into account all Certificates (or effective affidavits of loss in lieu thereof) delivered by such holder) shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.2(h), a cash payment, without interest, in lieu of such fractional units representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by reasonable and customary fees of the Exchange Agent attributable to such sale) (as so reduced, the “unit proceeds”) in one or more transactions of a number of Parent Units, such number equal to the excess of (i) the aggregate number of Parent Units to be delivered to the Exchange Agent by Parent pursuant to Section 2.2(b) over (ii) the aggregate number of whole Parent Units to be distributed to the holders of Certificates pursuant to Section 2.2(c) (such excess, the “Excess Units”). The parties acknowledge that payment of the cash unit proceeds in lieu of issuing certificates or scrip for fractional units was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional units. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Common Units or Class B Units that would otherwise receive fractional Parent Units, shall sell the Excess Units at then-prevailing prices on the NYSE in the manner provided in this Section 2.2(h) and such sales shall be executed in round lots to the extent practicable. Until the unit proceeds of such sale or sales have been distributed to the holders of such Common Units or Class B Units, or the Exchange Fund is terminated, the Exchange Agent shall hold such unit proceeds in trust for the benefit of the holders of such Common Units and Class B Units (the “Fractional Unit Proceeds”). The Exchange Agent shall determine the portion of the Fractional Unit Proceeds to which each holder of such Common Units and Class B Units shall be entitled, if any, by multiplying the amount of the aggregate unit proceeds comprising the Fractional Unit Proceeds by a fraction, the numerator of which is the amount of the fractional unit interest to which such holder of such Common Units or Class B Units would otherwise be entitled and the denominator of which is the aggregate amount of fractional unit interests to which all holders of such Common Units would otherwise be entitled.

(i) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Common Units represented by such Certificate as contemplated by this Article II.

(j) Withholding Taxes. Parent, Merger Sub and the Exchange Agent shall deduct and withhold from the consideration otherwise payable pursuant to this Agreement to a holder of Common Units, Class B Units, Restricted Units, Phantom Units (and any distribution equivalent rights) and Deferred Common Units such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or under any provision of applicable state, local or foreign Tax Law (and to the extent deduction and withholding is required, such deduction and withholding shall be taken in Parent Units). To the extent amounts are so withheld and paid over to the appropriate Tax authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the Common Units, Class B Units, Restricted Units, Phantom Units (and distribution equivalent rights) and Deferred Common Units, as applicable, in respect of whom such withholding was made. If withholding is taken in Parent Units, Parent and the Exchange Agent shall be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate Tax authority.

(k) Tax Characterization of Merger and Cash Received. MLP and Parent each acknowledges and agrees that for federal income Tax purposes the transactions consummated pursuant to this Agreement will be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and

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1.708-1(c)(3)(i), whereby MLP will be the terminating partnership and Parent will be the resulting partnership. As a result, the transactions consummated pursuant to this Agreement shall be treated for U.S. federal income Tax purposes as a contribution of all of the assets of MLP to Parent in exchange for the Merger Consideration, the cash received in lieu of fractional Parent Units and the assumption of liabilities. To the maximum extent possible, the Cash Consideration and any cash received in lieu of fractional Parent Units shall be treated as a reimbursement of preformation capital expenditures described in Treasury Regulation Section 1.707-4(d). To the extent the Cash Consideration and any cash received in lieu of fractional Parent Units exceeds the amount that can be so treated, such excess cash will be treated as proceeds of a disguised sale transaction described in Section 707(a)(2)(B) of the Code (a “Disguised Sale”). Each of MLP and Parent agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

Section 3.3 Treatment of Phantom Units, Restricted Units and Deferred Common Units; Equity Plans. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the MLP GP Board (or, if appropriate, any committee administering any MLP Equity Plan) will adopt resolutions, and MLP will take all other actions as may be necessary or required in accordance with applicable Law and each MLP Equity Plan (including, the award agreements in respect of awards granted thereunder) to give effect to this Section 2.3 to provide that:

(a) Treatment of Phantom Units. Except as otherwise expressly provided in the original grant terms of a particular award, each Phantom Unit that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, vest in full (in the case of performance-based Phantom Units, based on achievement of target level of performance) and the restrictions with respect thereto shall lapse, and each Common Unit deemed to be issued in settlement thereof shall be deemed issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Sections 2.1 and 2.2). In addition, any then-accumulated distribution equivalents payable pursuant to distribution equivalent rights with respect to each Phantom Unit that vests pursuant to this Section 2.3(a) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, vest in full and shall become immediately payable in cash.

(b) Treatment of Restricted Units. Each Restricted Unit that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, vest in full and the restrictions with respect thereto shall lapse, and each Restricted Unit shall be treated as an issued and outstanding Common Unit as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Sections 2.1 and 2.2).

(c) Treatment of Deferred Common Units. Restrictions with respect to each Deferred Common Unit that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, lapse, and each Deferred Common Unit shall be treated as an issued and outstanding Common Unit as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Sections 2.1 and 2.2).

(d) Assumption of MLP Equity Plans. As of the Effective Time, Parent shall assume the obligations of MLP under the MLP Equity Plans and shall assume such plans for purposes of employing such plans to make grants of equity based awards on Parent Units following the Closing.

Section 3.4 Adjustments. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.2), if between the date of this Agreement and the Effective Time the number of outstanding Common Units, Class B Units or Parent Units shall have been changed into a different number of units or a different class by reason of the occurrence or record date of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution (except in the case of distributions of PIK Units in the ordinary course and in accordance with Section 5.9(d) of the MLP Partnership Agreement), combination,

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exchange of units or similar transaction, each of the Cash Consideration and the Exchange Ratio shall be appropriately adjusted to reflect fully the effect of such unit dividend, subdivision, reclassification, split, combination, exchange of units or similar transaction and to provide the holders of Common Units and Class B Units the same economic effect as contemplated by this Agreement prior to such event.

Section 3.5 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

ARTICLE IV

Representations and Warranties of MLP

Except as disclosed in (a) the MLP SEC Documents filed with the SEC on or after December 31, 2012 and prior to the date of this Agreement (but excluding any disclosure contained in any such MLP SEC Documents under the heading “Risk Factors” or “Forward-Looking Statements” or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by MLP to Parent (the “MLP Disclosure Schedule”) prior to the execution of this Agreement (provided that (i) disclosure in any section of such MLP Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such MLP Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, an MLP Material Adverse Effect), MLP represents and warrants to Parent as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of MLP and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on MLP (an “MLP Material Adverse Effect”).

(b) Each of MLP and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have an MLP Material Adverse Effect.

(c) All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of MLP that are owned directly or indirectly by MLP have been duly authorized and validly issued and are fully paid and nonassessable and are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various States of the United States) (collectively, “Liens”). Except for those of the MLP Joint Ventures, all such interests and shares of capital stock of each Subsidiary are owned directly or indirectly by MLP.

(d) MLP has made available to Parent correct and complete copies of its certificate of limited partnership and the MLP Partnership Agreement (the “MLP Charter Documents”), and correct and complete

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copies of the comparable organizational documents of each of its material Subsidiaries, including MLP GP (the “MLP Subsidiary Documents”), in each case as amended to the date of this Agreement. All such MLP Charter Documents are in full force and effect and MLP is not in violation of any of their provisions.

Section 4.2 Capitalization.

(a) As of the close of business on October 9, 2013, MLP has no Partnership Interests or other partnership interests or equity interests issued and outstanding, other than: (i) 101,237,863 Common Units (which number includes (x) no Common Units which are Restricted Units and (y) 239,644 Deferred Common Units); (ii) no Common Units held by MLP in its treasury; (iii) 10,346,257 Special Units, all of which shall convert automatically into Common Units on a one-for-one basis on the record date for distributions on the Common Units in respect of the quarter ending September 30, 2013; (iv) 23,779,883 Class B Units; and (v) 573,691 Common Units issuable upon the settlement of outstanding Phantom Units. All outstanding Common Units, Special Units and Class B Units have been duly authorized and validly issued and are fully paid, nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights. Section 3.2(a) of the MLP Disclosure Schedule sets forth, as of October 9, 2013, (i) the aggregate number of outstanding options or other rights to purchase or receive Common Units, Special Units, Class B Units or other MLP Securities granted under the MLP Equity Plans or otherwise by MLP (including outstanding Phantom Units, Deferred Common Units, distribution equivalent rights and Restricted Units), organized by exercise or conversion price related thereto and (ii) each outstanding Phantom Unit, Deferred Common Unit, distribution equivalent right and Restricted Unit and to the extent applicable, the number of Common Units issuable thereunder, the number of Common Units used as a reference for payment thereunder, the expiration date, the exercise or conversion price relating thereto, the grant date, the vesting schedule, the settlement date, whether or not it is subject to performance-based vesting, the amount vested and outstanding, the amount unvested and outstanding, and the MLP Equity Plan pursuant to which the award was made. Except as set forth above in this Section 3.2(a), as of the date of this Agreement there are not, and as of the Effective Time there will not be, any Partnership Interests or other partnership interests, voting securities or other equity interests of MLP issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any Partnership Interests or other partnership interests, voting securities or other equity interests of MLP, including any representing the right to purchase or otherwise receive any of the foregoing.

(b) Since the Balance Sheet Date to the date of this Agreement, MLP has not issued any Partnership Interests or other partnership interests, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any Partnership Interests or other partnership interests, voting securities or other equity interests, other than as set forth above in Section 3.2(a). None of MLP or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any partnership interests, shares of capital stock, voting securities or equity interests of any Subsidiary of MLP (other than, with respect to the MLP Joint Ventures, as set forth in the definitive agreements for such MLP Joint Ventures). Except (i) as set forth in the MLP Charter Documents, as in effect as of the date of this Agreement, or (ii) in connection with the vesting, settlement or forfeiture of, or Tax withholding with respect to, any equity or equity-based awards granted under MLP Equity Plans disclosed in Section 3.2(a) and outstanding as of the date of this Agreement, there are no outstanding obligations of MLP or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Partnership Interests or other partnership interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any Partnership Interests or other partnership interests, shares of capital stock, voting securities or equity interests) of MLP or any of its Subsidiaries (other than, with respect to the MLP Joint Ventures, as set forth in the definitive agreements for such MLP Joint Ventures).

(c) All distributions of Class B Units issued as PIK Units required to be made under the MLP Partnership Agreement have been made in accordance with the terms of the MLP Partnership Agreement.

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(d) MLP GP is the sole general partner of MLP. MLP GP is the sole record and beneficial owner of the MLP General Partner Interest, and such MLP General Partner Interest has been duly authorized and validly issued in accordance with applicable Law and the MLP Partnership Agreement. MLP GP owns the MLP General Partner Interest free and clear of any Liens.

(e) All of the issued and outstanding limited liability company interests of MLP GP are owned, beneficially and of record, by MLP, free and clear of any Liens.

Section 4.3 Authority; Noncontravention; Voting Requirements.

(a) Each of the MLP Entities has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to obtaining the MLP Unitholder Approval. The execution, delivery and performance by the MLP Entities of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by the MLP GP Board, which, at a meeting duly called and held, has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby and (ii) resolved to submit the Agreement to a vote of the Limited Partners of MLP and to recommend adoption of this Agreement by the Limited Partners of MLP, and except for obtaining the MLP Unitholder Approval for the adoption of this Agreement, and consummation of the transactions contemplated hereby, no other entity action on the part of the MLP Entities is necessary to authorize the execution, delivery and performance by the MLP Entities of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the MLP Entities and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of the MLP Entities, enforceable against each of them in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by the MLP Entities nor the consummation by the MLP Entities of the transactions contemplated hereby, nor compliance by the MLP Entities with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the MLP Charter Documents or any of the MLP Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the MLP Unitholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to MLP or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, MLP or any of its Subsidiaries under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or MLP Permit (including any Environmental Permit) to which MLP or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of MLP or any of its Subsidiaries, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have an MLP Material Adverse Effect.

(c) The affirmative vote or consent of the holders of a Unit Majority at the MLP Unitholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement and the transactions contemplated hereby (the “MLP Unitholder Approval”) is the only vote or approval of the holders of any class or series of Partnership Interests or other partnership interests, equity interests or capital stock of MLP or any of its Subsidiaries which is necessary to adopt this Agreement and the transactions contemplated hereby.

Section 4.4 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations

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promulgated thereunder (the “Exchange Act”), and the Securities Act, including the filing of a proxy statement with the SEC in connection with the Merger (the “Proxy Statement”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act or (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by MLP and the consummation by MLP of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in an MLP Material Adverse Effect.

Section 4.5 MLP SEC Documents; Undisclosed Liabilities.

(a) MLP and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2011 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “MLP SEC Documents”). The MLP SEC Documents, as of their respective effective dates (in the case of the MLP SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other MLP SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such MLP SEC Documents, and none of the MLP SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the MLP SEC Documents. To the Knowledge of MLP, none of the MLP SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of MLP included in the MLP SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of MLP and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in partners’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to MLP and its consolidated Subsidiaries, taken as a whole).

(c) MLP has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to MLP, including its consolidated Subsidiaries, required to be disclosed by MLP in the reports that it files or submits under the Exchange Act is accumulated and communicated to MLP’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by MLP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. MLP’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to MLP’s auditors and the audit committee of the MLP GP Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect MLP’s ability to record, process, summarize and report financial data and have identified for MLP’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who

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have a significant role in MLP’s internal controls. The principal executive officer and the principal financial officer of MLP have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the MLP SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of MLP has completed its assessment of the effectiveness of MLP’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes Oxley Act for the year ended December 31, 2012, and such assessment concluded that such controls were effective. To the Knowledge of MLP, as of the date of this Agreement there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of MLP and its Subsidiaries as of December 31, 2012 (the “Balance Sheet Date”) (including the notes thereto) included in the MLP SEC Documents filed by MLP and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither MLP nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of MLP prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, an MLP Material Adverse Effect.

(e) Neither MLP nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among MLP and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, MLP in MLP’s published financial statements or any MLP SEC Documents.

Section 4.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been an MLP Material Adverse Effect.

(b) Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, MLP and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither MLP nor any of its Subsidiaries has taken any action described in Section 5.2(a)(ii), (iii), (v), (vi), (vii), (ix), (xiv) or (xv) (but, with respect to (vii), disregarding the proviso to Section 5.2(a)(vii)(1), and with respect to (xv), only to the extent applicable to the other clauses designated in this Section 3.6(b)(ii)) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would violate such provisions.

Section 4.7 Legal Proceedings. There are no investigations or proceedings pending (or, to the Knowledge of MLP, threatened) by any Governmental Authority with respect to MLP or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of MLP, threatened) against MLP or any of its Subsidiaries or any of their respective properties, at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against MLP or any of its Subsidiaries, in each case except for those that would not reasonably be expected to have, individually or in the aggregate, an MLP Material Adverse Effect.

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Section 4.8 Compliance with Laws; Permits.

(a) MLP and its Subsidiaries are, and since the later of December 31, 2011 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, an MLP Material Adverse Effect.

(b) MLP and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for MLP and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “MLP Permits”), except where the failure to have any of the MLP Permits would not have, individually or in the aggregate, an MLP Material Adverse Effect. All MLP Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, an MLP Material Adverse Effect. No suspension or cancellation of any of the MLP Permits is pending or, to the Knowledge of MLP, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, an MLP Material Adverse Effect. MLP and its Subsidiaries are not, and since December 31, 2011 have not been, in violation or breach of, or default under, any MLP Permit, except where such violation, breach or default would not have, individually or in the aggregate, an MLP Material Adverse Effect. As of the date of this Agreement, to the Knowledge of MLP, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of MLP or any of its Subsidiaries under, any MLP Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend any MLP Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, an MLP Material Adverse Effect.

(c) Without limiting the generality of Section 3.8(a), MLP, each of its Subsidiaries, and, to the Knowledge of MLP, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to MLP or its Subsidiaries; (ii) has not, to the Knowledge of MLP, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of MLP, is not being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, an MLP Material Adverse Effect.

Section 4.9 Information Supplied. Subject to the accuracy of the representations and warranties of Parent set forth in Section 4.9, none of the information supplied (or to be supplied) in writing by or on behalf of MLP specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Units in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to Unitholders of MLP, and at the time of the MLP Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, MLP makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

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Section 4.10 Tax Matters. Except as would not have, individually or in the aggregate, an MLP Material Adverse Effect: (i) all Tax Returns that were required to be filed by or with respect to MLP or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return, have been so included, (iii) all Taxes owed by MLP or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (iv) all Tax withholding and deposit requirements imposed on or with respect to MLP or any of its Subsidiaries have been satisfied in full in all respects, (v) there are no Liens on any of the assets of MLP or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (vi) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of MLP or any of its Subsidiaries, (vii) there is no written claim against MLP or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to MLP or any of its Subsidiaries, (viii) there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to MLP or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of MLP or any of its Subsidiaries, (ix) none of MLP or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, (x) none of MLP or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by MLP or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement, (xi) none of MLP or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than MLP or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise, (xii) MLP and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code, (xiii) MLP is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation, (xiv) at least 90% of the gross income of MLP for each taxable year since its formation has been from sources that are treated as “qualifying income” within the meaning of Section 7704(d) of the Code, and (xv) except for Penn Virginia Resource Finance Corporation and Penn Virginia Resource Finance Corporation II, each Subsidiary of MLP is currently (and has been since its respective formation) either (a) properly classified as a partnership for U.S. federal income tax purposes or (b) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

Section 4.11 Employee Benefits.

(a) Section 3.11(a) of the MLP Disclosure Schedule lists all material MLP Benefit Plans. “MLP Benefit Plans” means (i) all “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash or equity or equity-based, employment, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, severance, retirement, pension, savings, or termination, in each case of clauses (i) and (ii) that are sponsored, maintained, contributed to or required to be contributed to by MLP or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of MLP or its Subsidiaries, or with respect to which MLP or its Subsidiaries have any current or contingent liability, except that no “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) shall be considered an MLP Benefit Plan).

(b) Neither MLP, any of its Subsidiaries, nor any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a

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Multiemployer Plan. Neither MLP, any of its Subsidiaries, nor any of their respective ERISA Affiliates has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other current or contingent liability with respect to any Multiemployer Plan.

(c) Except for such claims which would not have, individually or in the aggregate, an MLP Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of MLP, threatened (i) with respect to any MLP Benefit Plan other than claims for benefits in the ordinary course, (ii) alleging any breach of the material terms of any MLP Benefit Plan or any fiduciary duties with respect thereto or (iii) with respect to any violation of any applicable Law with respect to such MLP Benefit Plan.

(d) Each MLP Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not have, individually or in the aggregate, an MLP Material Adverse Effect. Any MLP Benefit Plan intended to be qualified under Section 401 of the Code has received (or made a timely filing for) a favorable determination or opinion letter from the United States Internal Revenue Service that has not been revoked and, to the Knowledge of MLP, no fact or event has occurred since the date of such determination letter or letters from the Internal Revenue Service that would reasonably be expected to adversely affect the qualified status of any such MLP Benefit Plan. To the Knowledge of MLP, neither MLP, any of its Subsidiaries, nor any of their respective ERISA Affiliates has engaged in a transaction with respect to any MLP Benefit Plan for which they would reasonably be expected to be subject (either directly or indirectly) to a liability for either a civil penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code. Neither MLP nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement health or life insurance benefits or coverage to any Person, except as required by applicable Law, pursuant to post-termination continuation provisions not in excess of three years set forth in employment agreements or severance arrangements that are MLP Benefit Plans, or as would not have, individually or in the aggregate, an MLP Material Adverse Effect.

(e) Neither MLP, any of its Subsidiaries, nor any of their respective ERISA Affiliates has in the last six years sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, excluding any Multiemployer Plan.

(f) Except as would not have, individually or in the aggregate, an MLP Material Adverse Effect, with respect to any MLP Benefit Plan, all contributions, premiums and other payments due from any of MLP or its Subsidiaries required by Law or any MLP Benefit Plan have been made or properly accrued under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

(g) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of MLP or any of its Subsidiaries to any severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due any such employee, consultant or officer, (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director or officer or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code. No director, officer, employee or other service provider of MLP or any of its Subsidiaries is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 280G, Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with MLP or any of its Subsidiaries. Each MLP Benefit Plan may be amended or terminated at any time without penalty.

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(h) Each MLP Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case, that is nonqualified deferred compensation subject to Section 409A of the Code, (i) has been operated in all material respects in good faith compliance with Section 409A of the Code since January 1, 2005, and all applicable regulations and notices issued thereunder, and (ii) since January 1, 2009, has been in documentary compliance with Section 409A of the Code.

(i) No MLP Benefit Plan is subject to the Laws of any Governmental Authority other than those of the United States.

Section 4.12 Labor Matters.

(a) None of the employees of MLP or any of its Subsidiaries is represented in his or her capacity as an employee of MLP or any Subsidiary by any labor organization. Neither MLP nor any Subsidiary has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees of MLP or any of its Subsidiaries, nor has MLP or any Subsidiary entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees of MLP or any of its Subsidiaries.

(b) Except for such matters which would not have, individually or in the aggregate, an MLP Material Adverse Effect, neither MLP nor any of its Subsidiaries has received written notice during the past two years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of MLP or any of its Subsidiaries with respect to such matters and, to the Knowledge of MLP, no such investigation is in progress. Except for such matters which would not have, individually or in the aggregate, an MLP Material Adverse Effect, (i) there are no (and have not been during the two-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of MLP or any of its Subsidiaries, (ii) to the Knowledge of MLP, there is no (and has not been during the two-year period preceding the date of this Agreement) union organizing effort pending or threatened against MLP or any of its Subsidiaries, (iii) there is no (and has not been during the two-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of MLP, threatened against MLP or any of its Subsidiaries and (iv) there is no (and has not been during the two-year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the Knowledge of MLP, threatened with respect to any employees of MLP or any of its Subsidiaries. Neither MLP nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Act of 1988 (the “WARN Act”) as a result of any action taken by MLP that would have, individually or in the aggregate, an MLP Material Adverse Effect. Except for such non-compliance which would not have, individually or in the aggregate, an MLP Material Adverse Effect, MLP and each of its Subsidiaries is, and during the two year period preceding the date of this Agreement has been, in compliance with all applicable Laws in respect of employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including classifications of service providers as employees and/or independent contractors).

Section 4.13 Environmental Matters. Except as would not, individually or in the aggregate, have an MLP Material Adverse Effect: (i) each of MLP and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under Environmental Laws (“Environmental Permits”) and all such Environmental Permits are in good standing, (ii) there has been no release of any Hazardous Substance by MLP or any of its Subsidiaries, or to the Knowledge of MLP, any other Person in any manner that would reasonably be expected to give rise to MLP or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of MLP, threatened against MLP or any of its Subsidiaries or involving any real property currently or, to the Knowledge of MLP, formerly owned, operated or leased by or for MLP or any Subsidiary alleging

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noncompliance with or liability under, any Environmental Law and (iv) to MLP’s Knowledge, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties owned or operated by MLP or any of its Subsidiaries or as a result of any operations or activities of MLP or any of its Subsidiaries.

Section 4.14 Contracts.

(a) Section 3.14(a) of the MLP Disclosure Schedule contains a true and complete listing of the following Contracts (which term, for purposes of this Section 3.14, shall not include any MLP Benefit Plan) to which any of MLP or its Subsidiaries is a party in effect on the date of this Agreement (each Contract that is described in this Section 3.14(a) being an “MLP Material Contract”):

(i) each Contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000, other than Contracts solely between or among MLP and one or more of its Subsidiaries;

(ii) each guarantee by MLP of any obligation of any Person that is not MLP or one of its Subsidiaries under any Contract of the type described in Section 3.14(a)(i);

(iii) each natural gas or oil transportation, gathering, treating, processing or other Contract, each natural gas liquids or oil fractionation, transportation, purchase, sales or storage Contract and each natural gas, oil, coal or mineral purchase and sales or lease Contract that during the 12 months ended June 30, 2013 individually involved, or is reasonably expected in the future to involve, annual revenues or payments by MLP and its Subsidiaries in excess of $5,000,000 in the aggregate;

(iv) each Contract for lease of personal property or real property involving aggregate payments in excess of $1,000,000 in any calendar year;

(v) each Contract between any of MLP or any of its Subsidiaries, on the one hand, and any Unitholder of MLP holding 5% or more of MLP’s issued and outstanding Common Units, on the other hand;

(vi) each Contract containing a non-compete or similar type of provision that, following the Effective Time, would by its terms materially restrict the ability of Parent or any of its Subsidiaries (including the Surviving Entity and its Subsidiaries) to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing (each Contract described in this Section 3.14(a)(vi), a “Non-Competition Agreement”);

(vii) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any assets or properties that are material to MLP and its Subsidiaries, taken as a whole;

(viii) each Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including natural gas, natural gas liquids, crude oil, condensate and coal (each Contract described in this Section 3.14(a)(viii), a “Commodity Derivative Instrument”);

(ix) each material partnership, joint venture or limited liability company agreement to which MLP or any of its Subsidiaries is a party, and each Contract between MLP or any of its Subsidiaries and an MLP Joint Venture;

(x) each collective bargaining agreement to which MLP or any of its Subsidiaries is a party or is subject; and

(xi) each Contract under which any of MLP or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $10,000.

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(b) Except as would not have, individually or in the aggregate, an MLP Material Adverse Effect: (i) each MLP Material Contract is valid and binding on MLP and its Subsidiaries, as applicable, and is in full force and effect; (ii) MLP and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each MLP Material Contract; (iii) neither MLP nor any of its Subsidiaries has received written notice of, or to the Knowledge of MLP, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of MLP or any of its Subsidiaries under any such MLP Material Contract; and (iv) to the Knowledge of MLP, as of the date of this Agreement no other party to any MLP Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder.

(c) Neither the execution and delivery of this Agreement by MLP, nor the consummation by MLP of the transactions contemplated hereby, nor compliance by MLP with any of the terms or provisions of this Agreement, will violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by MLP or any of its Subsidiaries under any of the terms, conditions or provisions of any governing document of an MLP Joint Venture.

Section 4.15 Property.

(a) Except as would not have, individually or in the aggregate, an MLP Material Adverse Effect, MLP or a Subsidiary of MLP owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as would not have, individually or in the aggregate, an MLP Material Adverse Effect, all leases under which MLP or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against MLP or any of its Subsidiaries and, to the Knowledge of MLP, the counterparties thereto, in accordance with their respective terms and there is not, under any of such leases, any existing material default by MLP or any of its Subsidiaries or, to the Knowledge of MLP, the counterparties thereto, or, to the Knowledge of MLP, any event which, with notice or lapse of time or both, would become a material default by MLP or any of its Subsidiaries, or, to the Knowledge of MLP, the counterparties thereto.

(b) MLP and its Subsidiaries have such consents, easements, rights-of-way, permits or licenses from each person (collectively, “rights-of-way”) as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have an MLP Material Adverse Effect. Except as would not, individually or in the aggregate, have an MLP Material Adverse Effect, each of MLP and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right (collectively, “Revocable Interests”).

Section 4.16 Intellectual Property. Except as would not have, individually or in the aggregate, an MLP Material Adverse Effect, either MLP or a Subsidiary of MLP owns, or is licensed or otherwise possesses adequate rights to use, all material trademarks, trade names, service marks, service names, mark registrations,

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logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, and trade secrets (collectively, the “MLP Intellectual Property”) used in their respective businesses as currently conducted. Except as would not have, individually or in the aggregate, an MLP Material Adverse Effect, (i) there are no pending or, to the Knowledge of MLP, threatened claims by any Person alleging infringement or misappropriation by MLP or any of its Subsidiaries of such Person’s intellectual property, (ii) to the Knowledge of MLP, the conduct of the business of MLP and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person, (iii) neither MLP nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the MLP Intellectual Property, and (iv) to the Knowledge of MLP, no Person is infringing or misappropriating any MLP Intellectual Property.

Section 4.17 Insurance. MLP and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for the businesses in which they operate. Section 3.17 of the MLP Disclosure Schedules lists the annual premiums paid by MLP for directors and officers liability insurance policies. Except as would not have, individually or in the aggregate, an MLP Material Adverse Effect, none of MLP or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

Section 4.18 Opinion of Financial Advisor. The MLP GP Board has received the opinion of Evercore Group, L.L.C. (the “MLP Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, from a financial point of view, the Merger Consideration is fair to Common Unitholders (other than affiliates of MLP) (the “MLP Fairness Opinion”). A correct and complete copy of the form of the MLP Fairness Opinion has been made available to Parent. MLP has been authorized by the MLP Financial Advisor to permit the inclusion of the MLP Fairness Opinion and/or references thereto in the Proxy Statement.

Section 4.19 Brokers and Other Advisors. Except for the MLP Financial Advisor and Citigroup Global Markets Inc., the fees and expenses of which will be paid by MLP, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated hereby based on arrangements made by or on behalf of MLP or any of its Subsidiaries. MLP has heretofore made available to Parent a correct and complete copy of MLP’s engagement letters with the MLP Financial Advisor and Citigroup Global Markets Inc., which letters describe all fees payable to the MLP Financial Advisor and Citigroup Global Markets Inc., in connection with the transactions contemplated hereby and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with the MLP Financial Advisor and Citigroup Global Markets Inc., entered into in connection with the transactions contemplated hereby.

Section 4.20 State Takeover Statutes. The action of the MLP GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws and any applicable provision of the MLP Partnership Agreement. There is no unitholder rights plan in effect, to which MLP is a party or otherwise bound.

Section 4.21 Regulatory Matters.

(a) None of MLP or any of its Subsidiaries owns or operates facilities subject to the Federal Energy Regulatory Commission under the Natural Gas Act, 15 U.S.C. § 717, et seq. (the “NGA”) or the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301, et seq. (the “NGPA”), and there are no proceedings pending, or to the Knowledge of MLP, threatened, alleging that MLP or any of its Subsidiaries is in material violation of the NGA, or the NGPA.

(b) None of MLP or any of its Subsidiaries nor any of the services provided by MLP or any of its Subsidiaries are subject to regulation by the Federal Energy Regulatory Commission pursuant to the Interstate

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Commerce Act, 49 U.S.C. App. § 1, et seq. (1988) (“ICA”), and there are no Proceedings pending, or to the Knowledge of MLP, threatened, alleging that MLP or any of its Subsidiaries is in material violation of the ICA.

Section 4.22 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither MLP nor any other Person makes or has made any express or implied representation or warranty with respect to MLP or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, neither MLP nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE V

Representations and Warranties of Parent

Except as disclosed in (a) the Parent SEC Documents filed with the SEC on or after December 31, 2012 and prior to the date of this Agreement (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any factual information contained within such headings, disclosure or statements) or (b) the disclosure letter delivered by Parent to MLP (the “Parent Disclosure Schedule”) prior to the execution of this Agreement (provided that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, a Parent Material Adverse Effect), Parent represents and warrants to MLP as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Parent, Parent GP and their Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”).

(b) Each of Parent, Parent GP and their Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of Parent that are owned directly or indirectly by Parent have been duly authorized and validly issued and are fully paid and nonassessable and are owned free and clear of all Liens. Except for those of the Parent Joint Ventures, all such interests and shares of capital stock of each Subsidiary are owned directly or indirectly by Parent.

(d) Parent has made available to MLP correct and complete copies of its certificate of limited partnership and the Parent Partnership Agreement (the “Parent Charter Documents”) and correct and complete

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copies of the comparable organizational documents of each of its Subsidiaries (the “Parent Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Parent Charter Documents are in full force and effect and Parent is not in violation of any of their provisions.

Section 5.2 Capitalization.

(a) The authorized equity interests of Parent consist of Parent Units, Series A Preferred Units (“Parent Series A Units”), Class F common units representing limited partner interests in Parent (“Parent Class F Units”) and the general partner interest in Parent (which includes the right to receive incentive distribution) (“Parent GP Interest”). As of the close of business on October 3, 2013, the issued and outstanding limited partner interests and general partner interests of Parent consisted of (i) 210,704,852 Parent Units, (ii) 1,912,569 Parent Series A Units, (iii) 6,274,483 Parent Class F Units, (iv) 1,168,247 phantom units of Parent and (v) the Parent GP Interest. Except (A) as set forth above in this Section 4.2(a) or (B) as otherwise expressly permitted by Section 5.2(b), as of the date of this Agreement there are not, and as of the Effective Time there will not be, any limited partnership interests, voting securities or other equity interests of Parent issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any limited partnership interests, voting securities or other equity interests of Parent, including any representing the right to purchase or otherwise receive any of the foregoing.

(b) None of Parent or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any limited partnership interests, shares of capital stock, voting securities or equity interests of any Subsidiary of Parent (other than, with respect to the Parent Joint Ventures, as set forth in the definitive agreements for such Parent Joint Ventures). Except (i) as set forth in the Parent Charter Documents, as in effect as of the date of this Agreement, or (ii) in connection with the vesting, settlement or forfeiture of, or Tax withholding with respect to, any equity or equity-based awards outstanding as of the date of this Agreement and the conversion of any Parent Series A Units outstanding as of the date of this Agreement in accordance with the Parent Charter Documents, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any limited partnership interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any limited partnership interests, shares of capital stock, voting securities or equity interests) of Parent or any of its Subsidiaries (other than, with respect to the Parent Joint Ventures, as set forth in the definitive agreements for such Parent Joint Ventures).

(c) Parent GP is the sole general partner of Parent. Parent GP is the sole record and beneficial owner of the Parent GP Interest, and such Parent GP Interest has been duly authorized and validly issued in accordance with applicable Law and the Parent Partnership Agreement. Parent GP owns the Parent GP Interest free and clear of any Liens.

(d) All of the issued and outstanding limited liability company interests of Merger Sub are owned, beneficially and of record, by Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby. Except for obligations and liabilities incurred in connection with its formation and the Merger and the other transactions contemplated hereby, Merger Sub has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.3 Authority; Noncontravention; Voting Requirements.

(a) Each of the Parent Entities has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Parent Entities of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by Merger Sub and Parent, as the sole managing member of Merger Sub, and

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by Parent Managing GP, on behalf of Parent GP and Parent, and no other entity action on the part of the Parent Entities is necessary to authorize the execution, delivery and performance by the Parent Entities of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Parent Entities and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of the Parent Entities, enforceable against each of them in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by the Parent Entities, nor the consummation by the Parent Entities of the transactions contemplated hereby, nor compliance by the Parent Entities with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Charter Documents or any of the Parent Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or any of its Subsidiaries under any of the terms, conditions or provisions of any Contract or Parent Permit (including any Environmental Permit) to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of Parent or any of its Subsidiaries, except, in the case of clauses (ii) (x) and (ii) (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) The vote or consent of Parent as the sole managing member of Merger Sub is the only vote or consent of the members of Merger Sub necessary to adopt this Agreement and approve the transactions contemplated hereby.

(d) None of the Parent Entities or any of their Subsidiaries holds any limited partner interests, capital stock, voting securities or equity interests of MLP or any of its Subsidiaries, or holds any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any such limited partner interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such limited partner interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such limited partner interests, shares of capital stock, voting securities or equity interests.

Section 5.4 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the Securities Act, including the filing of the Registration Statement with the SEC, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act or (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.5 Parent SEC Documents; Undisclosed Liabilities.

(a) Parent and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since

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December 31, 2011 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). The Parent SEC Documents, as of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in partners’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to Parent and its consolidated Subsidiaries, taken as a whole).

(c) Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit and risk committee of the Parent Managing GP Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of Parent has completed its assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes Oxley Act for the year ended December 31, 2012, and such assessment concluded that such controls were effective. To the Knowledge of Parent, as of the date of this Agreement, there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of Parent and its Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents

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filed by Parent and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

Section 5.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action described in Section 5.2(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would violate such provisions.

Section 5.7 Legal Proceedings. There are no investigations or proceedings pending (or, to the Knowledge of Parent, threatened) by any Governmental Authority with respect to Parent or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of Parent, threatened) against Parent or any of its Subsidiaries or any of their respective properties, at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against Parent or any of its Subsidiaries, in each case except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8 Compliance with Laws; Permits.

(a) Parent and its Subsidiaries are, and since the later of December 31, 2011 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are not, and since December 31, 2011 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, individually or

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in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Parent Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Without limiting the generality of Section 4.8(a), Parent, each of its Subsidiaries, and, to the Knowledge of Parent, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to Parent or its Subsidiaries; (ii) has not been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of Parent, is not being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.9 Information Supplied. Subject to the accuracy of the representations and warranties of MLP set forth in Section 3.9, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to Unitholders of MLP, and at the time of the MLP Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of MLP for inclusion or incorporation by reference in any of the foregoing documents.

Section 5.10 Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) all Tax Returns that were required to be filed by or with respect to Parent or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return, have been so included, (iii) all Taxes owed by Parent or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (iv) all Tax withholding and deposit requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full in all respects, (v) there are no Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (vi) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries, (vii) there is no written claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to Parent or any of its Subsidiaries, (viii) there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to Parent or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of Parent or any of its Subsidiaries, (ix) none of Parent or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, (x) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or

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any Tax indemnification agreement, (xi) none of Parent or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise, (xii) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code, (xiii) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation, (xiv) at least 90% of the gross income of Parent for each taxable year since its formation has been from sources that are treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (xv) except for Regency Energy Finance Corp., Pueblo Holdings, Inc. and Pueblo Midstream Gas Corporation, each Subsidiary of Parent is currently (and has been since its respective formation) either (a) properly classified as a partnership for U.S. federal income tax purposes or (b) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

Section 5.11 Environmental Matters. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect: (i) each of Parent and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits and all such Environmental Permits are in good standing, (ii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries, or the Knowledge of Parent, any other Person in any manner that would reasonably be expected to give rise to Parent or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or involving any real property currently or, to the Knowledge of Parent, formerly owned, operated or leased by or for Parent or any Subsidiary alleging noncompliance with or liability under, any Environmental Law and (iv) to the Knowledge of Parent, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries.

Section 5.12 Contracts.

(a) Except for this Agreement, the Parent Benefit Plans, or as filed with the SEC prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to Parent; or (ii) which constitutes a contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $25,000,000 (all contracts of the type described in this Section 4.12(a) being referred to herein as “Parent Material Contracts”).

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries, as applicable, and is in full force and effect; (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Material Contract; and (iii) neither Parent nor any of its Subsidiaries has received written notice of, or to the Knowledge of Parent, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of Parent or any of its Subsidiaries under any such Parent Material Contract.

Section 5.13 Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid

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leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all leases under which Parent or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against Parent or any of its Subsidiaries and, to the Knowledge of Parent, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing material default by Parent or any of its Subsidiaries or, to the Knowledge of Parent, the counterparties thereto, or, to the Knowledge of Parent, any event which, with notice or lapse of time or both, would become a material default by Parent or any of its Subsidiaries, or, to the Knowledge of Parent, the counterparties thereto.

(b) Parent and its Subsidiaries have such rights-of-way as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, each of Parent and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

Section 5.14 Brokers and Other Advisors. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, the fees and expenses of which will be paid by Parent, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated hereby based on arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.15 State Takeover Statutes. The action of the Parent Managing GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws and any applicable provision of the Parent Partnership Agreement.

Section 5.16 Financing. Parent and Merger Sub have (and at the Effective Time will have), available to them all funds necessary to consummate the Merger and to pay all cash amounts required to be paid in connection with the Merger, including the aggregate Cash Consideration.

Section 5.17 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to the Parent Entities or with respect to any other information provided to MLP in connection with the transactions contemplated hereby. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to MLP or any other Person resulting from the distribution to MLP (including its Representatives), or MLP’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to MLP in any “data rooms” or management presentations in expectation of the Merger.

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ARTICLE VI

Additional Covenants and Agreements

Section 6.1 Preparation of the Registration Statement and the Proxy Statement; Unitholder Meeting.

(a) As soon as practicable following the date of this Agreement, MLP shall prepare and file with the SEC the Proxy Statement and MLP and Parent shall prepare and Parent shall file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of MLP and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. MLP shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Unitholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by MLP without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to MLP or Parent, or any of their respective Affiliates, directors or officers, is discovered by MLP or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Unitholders. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

(b) MLP shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of its Unitholders (the “MLP Unitholders Meeting”) for the purpose of obtaining the MLP Unitholder Approval. Subject to Section 5.3, MLP shall, through the MLP GP Board, recommend to its Unitholders adoption of this Agreement (the “MLP Board Recommendation”). Unless the MLP GP Board has effected an Adverse Recommendation in accordance with Section 5.3, MLP shall use its reasonable best efforts to solicit from the Unitholders proxies in favor of the Merger and to take all other action necessary or advisable to secure the MLP Unitholder Approval. The Proxy Statement shall include a copy of the MLP Fairness Opinion and (subject to Section 5.3) the MLP Board Recommendation. Without limiting the generality of the foregoing, but subject to Section 5.3, MLP’s obligations pursuant to this Section 5.1(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to MLP of any Alternative Proposal or (ii) the withdrawal or modification by the MLP GP Board or any committee thereof of the MLP Board Recommendation or the MLP GP Board’s or such committee’s approval of this Agreement or the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, MLP may postpone or adjourn the MLP Unitholders Meeting (i) to solicit additional proxies for the purpose of obtaining the MLP Unitholder Approval, (ii) for the absence of quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that MLP has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Unitholders prior to the MLP Unitholders Meeting and (iv) if MLP has delivered any notice contemplated by Section 5.3(d) and the time periods contemplated by Section 5.3(d) have not expired.

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Section 6.2 Conduct of Business.

(a) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the MLP Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided for or contemplated by any MLP Material Contract in effect as of the date of this Agreement (including the MLP Partnership Agreement) or (v) as agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, MLP shall, and shall cause each of its Subsidiaries and the MLP Joint Ventures to, (A) conduct its business in the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (C) use commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by MLP, its Subsidiaries and the MLP Joint Ventures, other than changes to such policies made in the ordinary course of business, and (D) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all MLP Material Contracts. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the MLP Disclosure Schedule, (iii) as required by applicable Law, (iv) as required by any MLP Material Contract in effect as of the date of this Agreement (including the MLP Partnership Agreement) or (iv) as agreed in writing by Parent (in the case of clauses (iii), (iv), (v), (vi), (vii), (viii), (xii), (xiii), (xiv) and (xv) below (but, with respect to (xv), only to the extent applicable to the other clauses designated in this Section 5.2(a)(iv)), such consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, MLP shall not, and shall not permit any of its Subsidiaries and the MLP Joint Ventures to:

(i) (A) issue, sell, grant, dispose of, accelerate the vesting of or modify, as applicable, any of its Partnership Interests, partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Partnership Interests, partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its Partnership Interests, partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of the foregoing; provided that MLP may issue Common Units (w) upon the settlement of any Phantom Units or Deferred Common Units, in each case which are outstanding on the date of this Agreement and in accordance with the terms thereof, (x) in the case of the 2011 performance-based Phantom Units scheduled to vest on December 31, 2013, the compensation committee of the MLP GP Board may determine to vest such Phantom Units at target level of performance, (y) upon the conversion of the Special Units to Common Units in accordance with the MLP Partnership Agreement or (z) upon the conversion of the Class B Units to Common Units in accordance with the MLP Partnership Agreement; (B) redeem, purchase or otherwise acquire any of its outstanding partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its partnership interests, limited liability interests, shares of capital stock, voting securities or equity interests, except in connection with the settlement of or Tax withholding with respect to any Phantom Units or Deferred Common Units, in each case which are outstanding on the date of this Agreement and in accordance with the terms thereof, (C) declare, set aside for payment or pay any distribution on any Common Units, Special Units, Class B Units or other Partnership Interests, or otherwise make any payments to its Unitholders in their capacity as such (other than (x) distributions by a direct or indirect Subsidiary of MLP to its parent, (y) MLP’s regular quarterly distribution in an amount not to exceed $0.55 per Common Unit or (z) the Class B Unit Distribution in accordance with Section 5.9(d) of the MLP Partnership Agreement), or (D) split, combine, subdivide or reclassify any Common Units, Special Units, Class B Units or other Partnership Interests;

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(ii) incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money (or enter into a “keep well” or similar agreement with respect to such indebtedness) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of MLP or any of its Subsidiaries or the MLP Joint Ventures, other than (A) borrowings by MLP in amounts not in excess of $10,000,000 in the aggregate, (B) borrowings under MLP’s Amended and Restated Credit Agreement, dated as of August 13, 2010, by and among PVR Finco LLC, the guarantors party thereto, PNC Bank, National Association, as administrative agent, and the other financial institutions party thereto, as it may be amended, modified or supplemented from time to time (including to increase the aggregate lender commitments thereunder) (the “Existing Credit Facility”), or any replacement thereof, and additional borrowings, in each case in this Section 5.2(a)(ii)(B) not in excess of the amount set forth in Section 5.2(a)(ii)(B) of the MLP Disclosure Schedule (provided, that except with respect to clause (B) above (other than with respect to any additional borrowings pursuant to clause (B) not under the Existing Credit Facility), MLP and its Subsidiaries shall not be permitted to incur or assume any indebtedness for borrowed money or sell any debt securities to the extent that the terms of such indebtedness or debt securities would be breached by, conflict with or require the consent of any third party in order to continue in full force following, the consummation of the transactions contemplated hereby), (C) borrowings from MLP or any of its Subsidiaries by MLP or any of its Subsidiaries and (D) repayments of borrowings from MLP or any of its Subsidiaries by MLP or any of its Subsidiaries and guarantees by MLP or any of its Subsidiaries of indebtedness of MLP or any of its Subsidiaries, or (y) except as permitted pursuant to clause (x) above, prepay or repurchase any long-term indebtedness for borrowed money or debt securities of MLP or any of its Subsidiaries (other than (i) revolving indebtedness, (ii) borrowings from MLP or any of its Subsidiaries and (iii) repayments or repurchases required pursuant to the terms of such indebtedness or debt securities);

(iii) sell, transfer, lease, farmout or otherwise dispose of (including pursuant to a sale leaseback transaction or an asset securitization transaction) (x) any of its properties or assets that do not generate cash on a recurring basis with a fair market value in excess of $1,000,000 in the aggregate and (y) any of its properties or assets that generate cash on a recurring basis (including securities of Subsidiaries), except in the case of clause (x), (A) pursuant to Contracts in force at the date of this Agreement and listed on Section 5.2(a)(iii)(A) of the MLP Disclosure Schedule, correct and complete copies of which have been made available to Parent and other potential transactions listed on Section 5.2(a)(iii)(A) of the MLP Disclosure Schedule, (B) dispositions of obsolete or worthless equipment which is replaced with equipment and materials of comparable or better value and utility, (C) transactions (including sales of natural gas, natural gas liquids and other produced hydrocarbons and minerals) in the ordinary course of business consistent with past practice or (D) sales, transfers, leases, farmouts or other disposals to MLP or any of its Subsidiaries;

(iv) make any capital expenditure or capital expenditures (which shall include, any investments by contribution to capital, property transfers, purchase of securities or otherwise) in excess of $100,000,000 in the aggregate, except for any such capital expenditures set forth in Section 5.2(a)(iv) of the MLP Disclosure Schedule or except as may be reasonably required to conduct emergency operations, repairs or replacements on any well, pipeline, or other facility;

(v) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person or (B) except in the ordinary course of business consistent with past practice, any assets that, in the aggregate, have a purchase price in excess of $50,000,000;

(vi) make any loans or advances to any Person (other than (A) travel, relocation expenses and similar expenses or advances to its employees in the ordinary course of business consistent with past practice, (B) loans and advances to MLP or any of its Subsidiaries and (C) trade credit granted in the ordinary course of business consistent with past practice);

(vii) (x) except (A) for Contracts relating to indebtedness permitted under Section 5.2(a)(ii), (B) for Commodity Derivative Instruments entered into in compliance with the Risk Management Policy

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and (C) as in the ordinary course of business consistent with past practice (provided, however, that this clause (C) shall not apply in respect of any Non-Competition Agreement), (1) enter into any contract or agreement that would be an MLP Material Contract (provided that, for purposes of this Section 5.2(a)(vii)(x)(1), the $5,000,000 threshold in Section 3.14(a)(iii) shall be deemed to be a $2,000,000 threshold) if in existence as of the date of this Agreement or (2) terminate or amend in any material respect any MLP Material Contract, or (y) (1) waive any material rights under any MLP Material Contract, (2) enter into or extend the term or scope of any MLP Material Contract that materially restricts MLP or any of its Subsidiaries from engaging in any line of business or in any geographic area, (3) enter into any MLP Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby, or (4) release any Person from, or modify or waive any provision of, any standstill, confidentiality or similar agreement, in each case, related to a sale of MLP or any of its material Subsidiaries;

(viii) except as required by the terms, as of the date hereof, of any MLP Benefit Plan set forth in Section 3.11(a) of the MLP Disclosure Schedule, (A) increase the compensation of any executive officer, (B) pay any bonus or incentive compensation, (C) grant any new equity or non-equity based compensation award, (D) enter into, establish, amend or terminate any MLP Benefit Plan or any other agreement or arrangement which would be an MLP Benefit Plan if it were in effect on the date of this Agreement, (E) accelerate the vesting or payment of any compensation or benefits under any MLP Benefit Plan or (F) fund any MLP Benefit Plan or trust relating thereto; provided, however, that following the date of this Agreement and prior to the Effective Time, the compensation committee of the MLP GP Board may establish an employee retention program substantially in accordance with the terms set forth in Section 5.2(a)(viii) of the MLP Disclosure Schedule;

(ix) (A) change its fiscal year or any method of Tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes or (D) file any material amended Tax Return;

(x) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xi) amend the MLP Charter Documents;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of MLP);

(xiii) except as provided under any agreement entered into prior to the date of this Agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(xiv) take any action which would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the transactions contemplated hereby, in each case to a date after the Outside Date; or

(xv) agree, in writing or otherwise, to take any of the foregoing actions.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided for or contemplated by any Parent Material Contract in effect as of the date of this Agreement or (v) as agreed in writing by MLP (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time Parent shall, and shall cause each of its Subsidiaries and the Parent Joint Ventures to: (w) conduct its business in the ordinary course of business consistent with past practice, (x) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Parent Material Contracts, (y) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present

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officers and key employees, and (y) use its commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by Parent, its Subsidiaries and the Parent Joint Ventures, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) as required by any Parent Material Contract in effect as of the date of this Agreement or (v) as agreed in writing by MLP (such consent shall not be unreasonably withheld, delayed or conditioned) during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries and the Parent Joint Ventures to:

(i) (A) issue, sell, grant, or dispose of, accelerate the vesting of or modify, as applicable, any of its limited partnership interests, shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of its limited partnership interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its limited partnership interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of the foregoing, other than (y) in connection with the vesting or settlement of any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof; and (z) in connection with a transaction involving the acquisition of assets or equity interests as to which the Parent Managing GP Board has received an opinion from a nationally recognized investment banking firm to the effect that such transaction is fair, from a financial point of view, to the unitholders of Parent (a “Parent Acquisition Transaction”); (B) redeem, purchase or otherwise acquire any of its outstanding limited partnership interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its limited partnership interests, shares of capital stock, voting securities or equity interests, other than Tax withholding with respect to, any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof; (C) declare, set aside for payment or pay any distribution on any Parent Units, or otherwise make any payments to its unitholders in their capacity as such (other than (w) distributions by a direct or indirect Subsidiary of Parent to its parent, (x) Parent’s regular quarterly distributions and associated distributions to the Parent GP or (y) in connection with any Parent Acquisition Transaction); or (D) split, combine, subdivide or reclassify any of its limited partnership units or other interests;

(ii) amend the Parent Charter Documents (other than amendments to the Parent Charter Documents in connection with a Parent Acquisition Transaction);

(iii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of Parent);

(iv) take any action, including proposing or undertaking any merger, consolidation or acquisition, which would, or would reasonably be expected to, prevent or in any material respect impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in this Agreement, in each case to a date after the Outside Date; or

(v) agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.3 No Solicitation by MLP; Etc.

(a) MLP shall, and shall cause its Subsidiaries and use reasonable best efforts to cause MLP’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Proposal, request the return or destruction of all confidential information previously provided to such

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parties by or on behalf of MLP or its Subsidiaries and immediately prohibit any access by any Person (other than Parent and its Representatives) to any physical or electronic data room relating to a possible Alternative Proposal. Except as permitted by this Section 5.3, (x) MLP shall not, and shall cause its Subsidiaries and use reasonable best efforts to cause its Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute the submission of an Alternative Proposal, (ii) grant approval to any Person under clause (iii) of the provision in the definition of “Outstanding” in the MLP Partnership Agreement, (iii) except for a confidentiality agreement permitted pursuant to Section 5.3(b), enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an Alternative Proposal (an “Acquisition Agreement”), or (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the MLP Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any Alternative Proposal and (y) within five business days of receipt of a written request of Parent following the receipt by MLP of any Alternative Proposal, MLP shall publicly reconfirm the MLP Board Recommendation; provided that, in the event that Parent requests such public reconfirmation of the MLP Board Recommendation, then MLP may not unreasonably withhold, delay (beyond the five business day period) or condition the public reconfirmation of the MLP Board Recommendation and provided further that Parent shall not be permitted to make such request on more than one occasion in respect of each Alternative Proposal and each material modification to an Alternative Proposal, if any (the taking of any action described in clause (x)(iv) or the failure to take the action described in clause (y) being referred to as an “Adverse Recommendation Change”). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by MLP’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by MLP unless such violation is committed without the Knowledge of MLP and MLP uses its reasonable best efforts to promptly cure such violation once MLP is made aware of such violation.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date of this Agreement and prior to obtaining the MLP Unitholder Approval, (i) MLP has received a written Alternative Proposal that the MLP GP Board believes is bona fide, (ii) the MLP GP Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal and (iii) such Alternative Proposal did not result from a material breach of this Section 5.3, then MLP may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to MLP and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (x) MLP will not, and will use reasonable best efforts to cause its Representatives not to, disclose any non-public information to such Person unless MLP has, or first enters into, a confidentiality agreement with such Person with confidentiality provisions and “standstill” provisions that are not less restrictive to such Person than the provisions of the Parent Confidentiality Agreement are to Parent (provided that the standstill provisions of such confidentiality agreement may permit such Person to make a non-public Alternative Proposal to MLP GP Board) and (y) MLP will provide to Parent non-public information about MLP or its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person. If MLP desires to waive any of the standstill provisions of any confidentiality agreement entered into with another Person pursuant to the immediately preceding sentence, MLP shall give written notice of the specific aspect of the standstill provisions desired to be waived and thereafter shall be permitted to waive such provisions, which waiver shall constitute a waiver of the standstill provisions in Section 9 of the Parent Confidentiality Agreement in the same manner and to the same extent as such provisions are waived with respect to such Person.

(c) In addition to the other obligations of MLP set forth in this Section 5.3, MLP shall promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, MLP in respect of any Alternative Proposal, and shall, in any such notice to

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Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and MLP shall promptly provide Parent with copies of any additional written materials received by MLP or that MLP has delivered to any third party making an Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d) Notwithstanding any other provision of this Agreement, at any time prior to obtaining the MLP Unitholder Approval, the MLP GP Board may effect an Adverse Recommendation Change in response to an Alternative Proposal or a Changed Circumstance if the MLP GP Board, after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be inconsistent with its duties under the MLP Partnership Agreement or applicable Law and:

(i) if the MLP GP Board intends to effect such Adverse Recommendation Change in response to an Alternative Proposal:

(A) such Alternative Proposal is bona fide, in writing and has not been withdrawn or abandoned;

(B) the MLP GP Board has determined, after consultation with its outside legal counsel and financial advisors, that such Alternative Proposal constitutes a Superior Proposal after giving effect to all of the adjustments offered by Parent pursuant to clause (E) below;

(C) MLP has provided prior written notice to Parent in accordance with Section 9.9 (the “Superior Proposal Notice”) of the MLP GP Board’s intention to effect an Adverse Recommendation Change, and such Superior Proposal Notice has specified the identity of the Person making such Alternative Proposal, the material terms and conditions of such Alternative Proposal, and complete copies of any written proposal or offers (including proposed agreements) received by MLP in connection with such Alternative Proposal;

(D) during the period that commences on the date of delivery of the Superior Proposal Notice as determined in accordance with Section 8.9 and ends at 11:59 p.m. Central time on the date that is the fifth calendar day following the date of such delivery (the “Superior Proposal Notice Period”), MLP shall (1) negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would permit the MLP GP Board not to effect an Adverse Recommendation Change; and (2) keep Parent reasonably informed with respect to the status and changes in the material terms and conditions of such Alternative Proposal or other change in circumstances related thereto; provided, however, any material revisions to such Alternative Proposal (it being agreed that any change in the purchase price in such Alternative Proposal shall be deemed a material revision) shall require delivery of a subsequent Superior Proposal Notice and a subsequent Superior Proposal Notice Period in respect of such revised Alternative Proposal, except that such subsequent Superior Proposal Notice Period shall expire upon the later of (x) the end of the initial Superior Proposal Notice Period and (y) 11:59 p.m. Central time on the date that is the third calendar day following the date of the delivery of such subsequent Superior Proposal Notice; and

(E) the MLP GP Board shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the Superior Proposal Notice Period, shall have determined in good faith that such Alternative Proposal continues to constitute a Superior Proposal even if such revisions were to be given effect; or

(ii) if the MLP GP Board intends to effect such Adverse Recommendation Change in response to a Changed Circumstance:

(A) MLP has provided prior written notice to Parent in accordance with Section 8.9 (the “Recommendation Change Notice”) of the MLP GP Board’s intention to effect an Adverse

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Recommendation Change, and such Recommendation Change Notice has specified the details of such Changed Circumstance and the reasons for the Adverse Recommendation Change;

(B) during the period that commences on the date of delivery of the Recommendation Change Notice as determined in accordance with Section 8.9 and ends at 11:59 p.m. Central time the date that is the fifth calendar day following the date of such delivery (the “Recommendation Change Notice Period”), MLP shall (i) negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would permit the MLP GP Board not to effect an Adverse Recommendation Change; and (ii) keep Parent reasonably informed of any change in circumstances related thereto; and

(C) the MLP GP Board shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the Adverse Recommendation Change Notice Period, shall have determined in good faith that the failure to effect an Adverse Recommendation Change would be inconsistent with its duties under the MLP Partnership Agreement or applicable Law even if such revisions were to be given effect.

(e) Nothing contained in this Agreement shall prevent MLP or the MLP GP Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal if the MLP GP Board determines in good faith (after consultation with outside legal counsel) that its failure to do so would be reasonably likely to constitute a violation of applicable Law; provided that any Adverse Recommendation Change may only be made in accordance with Section 5.3(d). For the avoidance of doubt, a public statement that describes MLP’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

Section 6.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of the Parent Entities, on the one hand, and the MLP Entities, on the other hand, shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws, (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) obtain all necessary consents, approvals or waivers from third parties.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto (including by their respective Subsidiaries) agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 15 business days after the date of this Agreement (unless a later date is mutually agreed to by the parties hereto) and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date); and (ii) MLP and Parent shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover

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statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (y) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transaction.

(c) Each of the parties hereto shall use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, including any proceeding initiated by a private Person, (ii) promptly inform the other party of (and supply to the other party) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party to review in advance and incorporate the other party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the other party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and teleconferences. Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining such clearances, provided, however, that Parent shall consult in advance with MLP and in good faith take MLP’s views into account regarding the overall strategy. Subject to Section 5.6(b), the parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.4 in a manner so as to preserve the applicable privilege.

(d) Parent and MLP (including by causing their respective Subsidiaries) agree to use their reasonable best efforts to (x) resolve any objections that a Governmental Authority or other Person may assert under any Antitrust Law with respect to the transactions contemplated hereby, and (y) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Outside Date, and including taking or agreeing to take the types of actions, but subject to the limitations, described in the following sentence. Notwithstanding the foregoing or any other provision of this Agreement, MLP shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 6.4 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 8.1 in a case where Section 8.1 permits such termination or (ii) require Parent to offer, accept or agree to (A) dispose or hold separate any part of MLP’s, Parent’s or their respective Subsidiaries’ businesses, operations or assets (or a combination thereof), (B) not compete in any geographic area or line of business, and/or (C) restrict the manner in which, or whether, Parent, MLP or any of their Subsidiaries may carry on business in any part of the world; provided, however, that Parent shall be required to offer, accept or agree to the actions in clauses (A), (B) and/or (C) if (and only if) the following conditions are satisfied: (1) any such dispositions or holdings separate of, and/or limitations or restrictions on, are, individually and in the aggregate, immaterial to the businesses, operations and/or assets of MLP, Parent or their respective Subsidiaries (provided that, in the case of Parent and its Subsidiaries, for purposes of determining whether a business, operation or asset is immaterial, it shall be assumed that Parent and its Subsidiaries are of equivalent size to the current size of MLP and its Subsidiaries, in each case taken as a whole) and (2) the effect of any such dispositions, holdings separate, limitations and/or restrictions would not, individually or in the aggregate, reasonably be expected to result in a loss (other than an immaterial loss) of the reasonably expected benefits to Parent of the transactions contemplated hereby.

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Section 6.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and MLP. Thereafter, neither MLP nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with the NYSE or other national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however, that MLP shall not be required by this Section 5.5 to consult with any other party with respect to a public announcement in connection with the receipt and existence of an Alternative Proposal that the MLP GP Board believes is bona fide and matters related thereto or an Adverse Recommendation Change but nothing in this proviso shall limit any obligation of MLP under Section 5.3(d) to negotiate with Parent in good faith; provided, further, that each party and their respective controlled affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by Parent or MLP in compliance with this Section 5.5.

Section 6.6 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to afford to the other party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Each party shall furnish promptly to the other party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request (including information necessary to prepare the Proxy Statement). Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of August 28, 2013, between Parent and MLP (as it may be amended from time to time, the “Parent Confidentiality Agreement”), each party and its Representatives shall hold information received from the other party pursuant to this Section 5.6 in confidence in accordance with the terms of the Parent Confidentiality Agreement.

(b) This Section 5.6 shall not require either party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such party would reasonably be expected to result in (i) any violation of any contract or Law to which such party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such party’s position in any pending or, what such party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if such party or any of its Subsidiaries, on the one hand, and the other party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i), the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which appropriately designated Representatives of the other

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party shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (x) notify the other party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 5.6(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

(c) No investigation, or information received, pursuant to this Section 5.6 will modify any of the representations and warranties of the parties hereto.

Section 6.7 Notification of Certain Matters. MLP shall give prompt notice to Parent, and Parent shall give prompt notice to MLP, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent is reasonably likely to be material to MLP or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries and that relate to the transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VI and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VI; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 5.7 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VI, or give rise to any right to terminate this Agreement under Article VII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

Section 6.8 Indemnification and Insurance.

(a) For purposes of this Section 5.8, (i) “Indemnified Person” shall mean any person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of MLP or any of its Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with MLP) serving at the request of or on behalf of MLP or any of its Subsidiaries and together with such Person’s heirs, executors or administrators and (ii) “Proceeding” shall mean any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

(b) From and after the Effective Time, solely to the extent that MLP or any applicable Subsidiary would be permitted to indemnify an Indemnified Person, Parent and the Surviving Entity jointly and severally agree to (i) indemnify and hold harmless against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any Proceeding, and provide advancement of expenses to, all Indemnified Persons to the fullest extent permitted under applicable Law and (ii) honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the MLP Charter Documents and comparable governing instruments of any Subsidiary of MLP immediately prior to the Effective Time and ensure that the organizational documents of the Surviving Entity shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation

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of present and former directors, officers and agents of MLP and its Subsidiaries than are presently set forth in the MLP Charter Documents. Any right of indemnification of an Indemnified Person pursuant to this Section 5.8(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.

(c) Parent shall cause the Surviving Entity to, and the Surviving Entity shall, maintain in effect for six years from the Effective Time MLP’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided that the Surviving Entity may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 5.8(c) more than an amount per year equal to 300% of current annual premiums paid by MLP for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, the Surviving Entity would be required to expend more than the Maximum Amount, the Surviving Entity shall obtain the maximum amount of such insurance as is available for the Maximum Amount. If MLP in its sole discretion elects, then, in lieu of the obligations of Parent under this Section 5.8(c), MLP may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided that in no event shall the cost of such policy exceed six times the Maximum Amount.

(d) The rights of any Indemnified Person under this Section 5.8 shall be in addition to any other rights such Indemnified Person may have under the organizational documents of MLP, the Surviving Entity, the DRULPA or the DLLCA. The provisions of this Section 5.8 shall survive the consummation of the transactions contemplated hereby for a period of six years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in this Section 5.8 are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of all such claims. If Parent and/or the Surviving Entity, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent and/or the Surviving Entity, as the case may be, shall assume the obligations of Parent and the Surviving Entity set forth in this Section 5.8.

Section 6.9 Securityholder Litigation. MLP shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against MLP and/or its officers and directors relating to the transactions contemplated hereby, provided that MLP shall in any event control such defense and/or settlement (subject to Section 5.2(a)(xiii)) and shall not be required to provide information if doing so would be reasonably expected to threaten the loss of any attorney-client privilege or other applicable legal privilege.

Section 6.10 Financing Matters.

(a) MLP shall, at the request of Parent, (i) call for prepayment or redemption, or prepay or redeem, (ii) attempt to renegotiate the terms of, (iii) commence an offer to purchase and/or consent solicitation or (iv) satisfy and discharge or defease any then-existing indebtedness for borrowed money of MLP; provided, however, that MLP shall not be obligated to make or cause to become effective any such action (nor shall MLP be required to incur any cost or liability in respect thereof) prior to the Effective Time. Parent shall prepare all necessary and appropriate documentation in connection with any action described above, and provide MLP with a reasonable opportunity to comment on such documents. Parent and MLP shall, and shall cause their respective Subsidiaries and Representatives to, reasonably cooperate with each other in the preparation of such documents.

(b) To the extent requested by Parent, MLP shall cooperate with Parent with respect to, and use its reasonable best efforts to facilitate, possible alternative or supplemental structures for the acquisition of MLP and

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its Subsidiaries; provided that such structures do not impede or delay the Closing of the transactions contemplated hereby or change the Merger Consideration or adversely affect MLP and its Subsidiaries, taken as a whole, should the Merger not occur.

Section 6.11 Fees and Expenses. All fees and expenses incurred in connection with the transactions contemplated hereby including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except Parent and MLP shall each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Proxy Statement.

Section 6.12 Section 16 Matters. Prior to the Effective Time, Parent and MLP shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Common Units (including derivative securities with respect to Common Units) or acquisitions of Parent Units (including derivative securities with respect to Parent Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to MLP, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13 Employee Benefits.

(a) As of the Effective Time, Parent shall assume all MLP Benefit Plans in accordance with their terms as in effect immediately before the Effective Time; provided that, nothing herein shall limit the right of MLP or Parent or any of their respective Affiliates to amend or terminate such MLP Benefit Plans to the extent permitted by their terms. For a period of one year following the Effective Time (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each employee of MLP or any of its Subsidiaries as of immediately prior to the Effective Time (the “MLP Employees”), for so long as such MLP Employee remains an employee of Parent, the Surviving Entity or any of their respective Affiliates during the Continuation Period, (i) base salary or regularly hourly wage which is the same as or no less favorable than that provided to such MLP Employee immediately before the Effective Time and (ii) eligibility to participate in the employee benefit plans (including cash incentive compensation plans) sponsored or maintained by Parent Managing GP or its Subsidiaries on the same basis as such eligibility to participate is provided to similarly situated employees of Parent Managing GP or its Subsidiaries.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent Managing GP and its Subsidiaries providing benefits to any MLP Employees after the Effective Time as required pursuant to this Section 5.13(b) (the “New Plans”), each MLP Employee shall be credited with his or her years of service with MLP and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such MLP Employee was entitled, before the Effective Time, to credit for such service under any similar MLP Benefit Plan in which such MLP Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply with respect to either benefit accrual attributable to any period prior to the Effective Time under any defined benefit pension plan, or to the extent that its application would result in a duplication of benefits. In addition, to the extent such MLP Employee is eligible to participate in a New Plan pursuant to Section 5.13(a), and without limiting the generality of the foregoing, (i) each MLP Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans of the same type as any MLP Benefit Plans in which such MLP Employee participated immediately before the consummation of the transactions contemplated hereby (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any MLP Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of MLP or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall

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cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent hereby acknowledges that (i) a “change of control” (or similar phrase) within the meaning of the MLP Equity Plans will occur as of the Effective Time and (ii) a “change of control” (or similar phrase) within the meaning of the MLP Benefit Plans (other than any MLP Equity Plans) set forth in Section 5.13(c)(ii) of the MLP Disclosure Schedule will occur as of the Effective Time.

(d) Upon the earlier to occur of March 1, 2014 and the date which is 30 days after the Closing Date, MLP and its Subsidiaries shall pay to each MLP Employee who participates in MLP GP’s Annual Incentive Plan, a prorated 2013 annual bonus in an amount that is equal to the product of (A) such MLP Employee’s previously established target 2013 annual bonus (as provided to Parent in writing prior to the date hereof), multiplied by (B) a fraction equal to the number of days elapsed in 2013, through and including the Closing Date, divided by 365. If the Effective Time does not occur until calendar year 2014, no new awards in respect of calendar year 2014 shall be made pursuant to MLP GP’s Annual Incentive Plan without the consent of Parent.

(e) Parent shall honor, or shall cause to be honored, all vacation that is accrued and unused by each of the MLP Employees as of the Effective Time and reflected on the balance sheet of MLP and its Subsidiaries (the “Pre-Closing Vacation”) in accordance with the terms of MLP’s policies as in effect as of immediately prior to the Effective Time, for the avoidance of doubt, including the terms of such policies regarding the forfeiture and carryover of such Pre-Closing Vacation. All vacation and paid time off that is accrued by each MLP Employee following the Effective Time shall be subject to the policies of Parent Managing GP.

(f) Nothing in this Agreement, expressed or implied, shall (i) confer upon any MLP Employee or any other Person any right to continue in the employ or service of Parent, the Surviving Entity or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Entity or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any MLP Employee or any Person at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Entity or any Affiliate of Parent and the MLP Employee, (ii) constitute an amendment to any MLP Benefit Plan or any employee benefit or compensation plan of Parent Managing GP or any of its Affiliates, or (iii) obligate Parent, the Surviving Entity or any Affiliate of Parent to maintain any particular compensation or benefit plan, program arrangement, policy or contract. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.13 shall create any third party rights in any current or former service provider of MLP or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.14 Listing. Parent shall cause the Parent Units to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

Section 6.15 Issuance of PIK Units; Distributions.

(a) Any Class B Units issued as PIK Units prior to the Closing Date shall be issued as of the close of business on the record date for the distribution of such Class B Units issued as PIK Units.

(b) After the date of this Agreement until the Effective Time, each of Parent and MLP shall coordinate with the other regarding the declaration of any distributions in respect of Parent Units, Common Units and Class B Units and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Common Units or Class B Units shall not receive, for any quarter, distributions both in respect of Common

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Units or Class B Units and also distributions in respect of Parent Units that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (i) only distributions in respect of Common Units or Class B Units or (ii) only distributions in respect of Parent Units that they receive in exchange therefor in the Merger.

Section 6.16 Amendment of MLP Partnership Agreement. The MLP Entities shall amend the MLP Partnership Agreement, for no additional consideration or undertaking by MLP or by the holders of the Class B Units, prior to the record date for the MLP Unitholders Meeting, so that (i) Section 5.9(f) thereof provides for the mandatory and automatic conversion of the Class B Units into Common Units immediately prior to the Effective Time and (ii) the term “Preference Termination Date” is defined as follows: “means with respect to a Class B Unit the date such Class B Unit becomes eligible for conversion pursuant to Section 5.9(c)(i), 5.9(c)(ii), 5.9(c)(iii) or is converted pursuant to Section 5.9(f).”

ARTICLE VII

Conditions Precedent

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) MLP Unitholder Approval. The MLP Unitholder Approval shall have been obtained in accordance with applicable Law, the certificate of limited partnership of MLP and the MLP Partnership Agreement;

(b) Regulatory Approval. Any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired;

(c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated hereby or making the consummation of the transactions contemplated hereby illegal;

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

(e) Unit Listing. The Parent Units deliverable to the Unitholders of MLP as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of MLP contained in Section 3.2(d), Section 3.2(e), Section 3.3(a), Section 3.3(c) and Section 3.6(a), shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of MLP contained in Section 3.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of MLP set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “MLP Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not

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reasonably be expected to have, individually or in the aggregate, an MLP Material Adverse Effect. Parent shall have received a certificate signed on behalf of MLP by an executive officer of MLP to such effect.

(b) Performance of Obligations of the MLP Entities. The MLP Entities shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of MLP by an executive officer of MLP to such effect.

(c) Tax Opinion. Parent shall have received an opinion of Baker Botts L.L.P. dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) no Parent Entity will recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), (ii) no gain or loss will be recognized by holders of Parent Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (iii) at least 90% of the combined gross income of each of Parent and MLP for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Parent Entities and MLP and any of their respective affiliates as to such matters as such counsel may reasonably request.

(d) Conversion of Special Units. Prior to the Effective Time, in accordance with the MLP Partnership Agreement, the 10,346,257 Special Units outstanding as of the date hereof shall have converted into an aggregate of 10,346,257 Common Units.

Section 7.3 Conditions to Obligation of MLP to Effect the Merger. The obligation of MLP to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent contained in Section 4.3(a), Section 4.3(c) and Section 4.6(a) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of Parent contained in Section 4.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of Parent set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. MLP shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of the Parent Entities. The Parent Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and MLP shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Tax Opinion. MLP shall have received opinions of Vinson & Elkins L.L.P. dated as of the Closing Date to the effect that for U.S. federal income tax purposes,

(i) except to the extent the Cash Consideration and any cash received in lieu of fractional Parent Units pursuant to Section 2.2(h) causes the transaction to be treated as a Disguised Sale, MLP will not recognize any income or gain as a result of the Merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code);

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(ii) except to the extent the Cash Consideration and any cash received in lieu of fractional Parent Units pursuant to Section 2.2(h) causes the transaction to be treated as a Disguised Sale, holders of Common Units will not recognize any income or gain as a result of the Merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); provided that such opinion shall not extend to any holder who acquired Common Units from MLP in exchange for property other than cash; and

(iii) at least 90% of the gross income of MLP for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

In rendering such opinions, Vinson & Elkins L.L.P. shall be entitled to receive and rely upon representations of officers of the Parent Entities and MLP and any of their respective affiliates as to such matters as such counsel may reasonably request.

Section 7.4 Frustration of Closing Conditions. None of MLP or any of the Parent Entities may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, or other breach of or noncompliance with this Agreement.

ARTICLE VIII

Termination

Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of MLP and Parent duly authorized by each of the MLP GP Board and the Parent Managing GP Board, respectively.

(b) by either of MLP or Parent:

(i) if the Closing shall not have been consummated on or before May 31, 2014 (the “Outside Date”); provided, that if on such date the conditions to closing set forth in Sections 6.1(b) and 6.1(c) (but for purposes of Section 6.1(c), only if such Restraint is attributable to Antitrust Laws) have not been satisfied but all other conditions to closing in Article VI have been satisfied or shall be capable of being satisfied, then the Outside Date may be extended on one or more occasions at the option of either MLP or Parent by written notice to the other to a date not later than August 31, 2014; provided, further, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available (x) to a party if the inability to satisfy such condition was due to the failure of such party to perform any of its obligations under this Agreement or (y) to a party if the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.8;

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if such Restraint was due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) if the MLP Unitholders Meeting shall have concluded and the MLP Unitholder Approval shall not have been obtained.

(c) by Parent:

(i) if an Adverse Recommendation Change shall have occurred;

(ii) prior to the receipt of the MLP Unitholder Approval, if MLP shall be in Willful Breach of its obligations pursuant to the first three sentences of Section 5.1(b) or Section 5.3, other than in the case where

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(x) such Willful Breach is a result of an isolated action by a Person that is a Representative of MLP (other than a director or officer of MLP), (y) such Willful Breach was not caused by, or within the Knowledge of, MLP and (z) MLP takes appropriate actions to remedy such Willful Breach upon discovery thereof; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iii) if MLP shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of MLP set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (B) is incapable of being cured, or is not cured by MLP within 30 days following receipt of written notice from Parent of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(d) by MLP:

(i) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (B) is incapable of being cured, or is not cured, by Parent within 30 days following receipt of written notice from MLP of such breach or failure; provided that MLP shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if MLP is then in breach of any of the first three sentences of Section 5.1(b) or Section 5.3 or in material breach of any of its other representations, warranties, covenants or agreements contained in this Agreement; or

(ii) prior to the receipt of the MLP Unitholder Approval, in order to enter into (concurrently with such termination) any agreement, understanding or arrangement providing for a Superior Proposal in accordance with Section 5.3; provided, that MLP shall concurrently with such termination pay to Parent the Termination Fee in accordance with Section 7.3.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in Sections 5.11, 7.2 and 7.3 and in the last sentence of Section 5.6(a), and the provisions in Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any Parent Entity or MLP or their respective directors, officers and Affiliates, except (a) MLP and/or Parent may have liability as provided in Section 7.3, and (b) subject to Sections 7.3(e) and 7.3(f), nothing shall relieve any party hereto from any liability for any failure to consummate the Merger and the other transactions contemplated hereby when required pursuant to this Agreement or any party from liability for fraud or a Willful Breach of any covenant or other agreement contained in this Agreement.

Section 8.3 Fees and Expenses.

(a) In the event that (A) an Alternative Proposal shall have been publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the MLP Unitholders Meeting (or, if the MLP Unitholders Meeting shall not have occurred, prior to the termination of this Agreement pursuant to Section 8.1(b)(i)), (B) this Agreement is terminated by MLP or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), and (C) MLP enters into a definitive agreement with respect to, or consummates, any Alternative Proposal within 12 months after the date this Agreement is terminated (whether or not such Alternative Proposal is the same Alternative Proposal referred to in clause (A)), then MLP shall pay to Parent a termination fee equal to $134.5 million, less any Parent Expenses previously paid by MLP pursuant to Section 7.3(f) (the “Termination Fee”), upon the earlier of the public announcement that MLP has entered into

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such definitive agreement or the consummation of any such transaction. For purposes of this Section 7.3(a), the term “Alternative Proposal” shall have the meaning assigned to such term in Section 8.13, except that the references to “15% or more” shall be deemed to be references to “50% or more.”

(b) In the event this Agreement is terminated by MLP pursuant to Section 8.1(b)(iii) in a case where an Adverse Recommendation Change has occurred, by MLP pursuant to Section 7.1(d)(ii) or by Parent pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii) (without limiting Parent’s remedies described in Section 9.8), then MLP shall pay to Parent, within two business days after the date of termination, the Termination Fee.

(c) Without limiting Parent’s other remedies described in Section 9.8, in the event this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii) as a result of a Willful Breach by MLP, then MLP shall pay to Parent, within two business days after the date of termination, the Termination Fee.

(d) Any payment of the Termination Fee shall be made in cash by wire transfer of same day funds to an account designated in writing by Parent.

(e) In the event that MLP or Parent shall fail to pay the Termination Fee required pursuant to this Section 7.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the legal rate of interest provided for in Section 2301 of Title 6 of the Delaware Code. In addition, if MLP shall fail to pay the Termination Fee when due, MLP shall also pay all of Parent’s reasonable costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee. The MLP Entities and the Parent Entities acknowledge that the provisions of this Section 7.3 are an integral part of the transactions contemplated hereby and that, without these agreements, neither the MLP Entities nor the Parent Entities would enter into this Agreement. The parties agree that in the event that MLP pays the Termination Fee to Parent, no MLP Entity shall have any further liability to any Parent Entity of any kind in respect of this Agreement and the transactions contemplated hereby, and that in no event shall MLP be required to pay the Termination Fee on more than one occasion.

(f) Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by (i) either party pursuant to Section 7.1(b)(iii) (or a termination by MLP pursuant to a different provision of Section 7.1 at a time when this Agreement was terminable pursuant to Section 7.1(b)(iii)) or (ii) Parent pursuant to Section 7.1(c)(iii), then MLP shall promptly, but in no event later than three business days after receipt of an invoice (with supporting documentation) therefor from Parent, pay Parent’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by Parent, Merger Sub and their respective Affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $20.0 million (the “Parent Expenses”); provided, however, that in no event shall MLP have any obligation to make any such payment if, at the time of such termination, this Agreement was terminable by MLP pursuant to Section 7.1(d)(i).

ARTICLE IX

Miscellaneous

Section 9.1 No Survival, Etc. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II and Sections 5.8, 5.11 and 5.13 and any other agreement in this Agreement that contemplates performance after the Effective Time shall survive

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the Effective Time and those set forth in Sections 5.11, 7.2 and 7.3, in the last sentence of Section 5.6(a) and this Article VIII shall survive termination of this Agreement. The Parent Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

Section 9.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the MLP Unitholder Approval, by written agreement of the parties hereto, by action taken or authorized by the MLP GP Board and the Parent Managing GP Board; provided, however, that following approval of the Merger and the other transactions contemplated hereunder by the Unitholders, there shall be no amendment or change to the provisions of this Agreement which by Law would require further approval by the Unitholders without such approval.

Section 9.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by any MLP Entity or any Parent Entity in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent, Parent GP or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

Section 9.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the MLP Disclosure Schedule, the Parent Disclosure Schedule and the Parent Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b), (i) the provisions of Section 5.8 and Section 8.12 and (ii) the right of MLP’s Unitholders to receive the Merger Consideration after the Closing (a claim by the Unitholders with respect to which may not be made unless and until the Closing shall have occurred) and the right of holders of Restricted Units, Phantom Units, Deferred Common Units and other equity awards to receive the Merger Consideration to which they are entitled pursuant to this Agreement after the Closing (a claim by such holders with respect to which may not be made unless and until the Closing shall have occurred).

Section 9.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

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(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.8 Specific Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 9.8 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.8, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The parties agree that in the event that Parent receives the Termination Fee, Parent may not seek any award of specific performance under this Section 9.8

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Section 9.9 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or electronic transmission, or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent, Parent GP or Merger Sub, to:

Regency Energy Partners, LP

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

Fax No.: (214) 750-1749

Attn: Michael J. Bradley, President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Regency Energy Partners, LP

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

Fax No.: (214) 750-1749

Attn: Frances Kilborne, Assistant General Counsel

and to:

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

Fax No.: (214) 661-4954

Attn:   Neel Lemon

           Joshua Davidson

           M. Breen Haire

If to MLP or MLP GP

PVR Partners, L.P.

3 Radnor Corporate Center, Suite 301

100 Matsonford Road

Radnor, Pennsylvania 19087

Fax No.: (610) 975-8201

Attn: Bruce D. Davis, Jr., EVP and General Counsel

with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103-0040

Fax No.: (917) 849-5367

Attn:   Michael Swidler

           Mike Rosenwasser

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

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Section 9.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.11 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

Section 9.12 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any party hereto or any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 8.12 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

Section 9.13 Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of

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business, of assets of MLP and its Subsidiaries (including securities of Subsidiaries) equal to 15% or more of MLP’s consolidated assets or to which 15% or more of MLP’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 15% or more of any class of equity securities of MLP, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of MLP or (D) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving MLP which is structured to permit any Person or “group” (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership of at least 15% of MLP’s consolidated assets or equity interests; in each case, other than the transactions contemplated hereby.

“Annualized Adjusted Parent Distribution” means the product of (x) the Exchange Ratio times (y) four times (z) the last quarterly cash distribution declared on the Parent Units immediately prior to the Closing Date.

“Annualized MLP Distribution” means the product of (x) four times (y) the last quarterly cash distribution declared on the Common Units immediately prior to the Closing Date.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Changed Circumstance” means a material event, circumstance, change or development, in each case that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, known to or reasonably foreseeable by the MLP GP Board; provided, however, that in no event shall the receipt, existence or terms of an Alternative Proposal or any matter relating thereto or consequence thereof constitute a Changed Circumstance.

“Class B Unit” means an MLP Security representing a fractional part of the MLP Securities of all Limited Partners and “Assignees” (as defined in the MLP Partnership Agreement), and having the rights and obligations specified with respect to a Class B Unit in the MLP Partnership Agreement. A Class B Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs pursuant to the terms of the MLP Partnership Agreement.

“Common Unit” means an MLP Security representing a fractional part of the Partnership Interests of all Limited Partners and “Assignees” (as defined in the MLP Partnership Agreement) and having the rights and obligations specified with respect to Common Units in the MLP Partnership Agreement. The term “Common Unit” does not refer to a Special Unit or a Class B Unit prior to its conversion into a Common Unit pursuant to the terms of the MLP Partnership Agreement.

“Common Unitholders” mean the holders of the Common Units.

“Deferred Common Unit” means an award of deferred Common Units granted under an MLP Equity Plan.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

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“Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person, would be deemed, or has in the last 6 years been deemed, a single employer for purpose of Section 414(b), (c), (m) or (o) of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or are otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” (i) when used with respect to MLP, means the actual knowledge of those individuals listed on Section 8.13 of the MLP Disclosure Schedule and (ii) when used with respect to Parent, means the actual knowledge of those individuals listed on Section 8.13 of the Parent Disclosure Schedule.

“Limited Partner” has the meaning set forth in the MLP Partnership Agreement.

“Material Adverse Effect” means, when used with respect to a Person, any change, effect, event or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders the consummation of the transactions contemplated hereby, including the Merger, on or before the Outside Date; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the announcement or pendency of this Agreement or the transactions contemplated hereby or the performance of this Agreement (including, for the avoidance of doubt, performance of the parties’ obligations under Section 5.4) (provided that the exception in this clause (ii) shall not be deemed to apply to references to “MLP Material Adverse Effect” or “Parent Material Adverse Effect” in Section 3.3(b) or Section 4.4, as applicable, and to the extent related thereto, Section 6.2(a) and Section 6.3(a)); (iii) any change in the market price or trading volume of the limited partnership interests, shares of common stock or other equity securities of such Person (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other

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force majeure events; (v) changes in any Laws or regulations applicable to such Person or applicable accounting regulations or principles or the interpretation thereof; (vi) any legal proceedings commenced by or involving any current or former member, partner or stockholder of such Person (on their own or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby; and (vii) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids or coal; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such state of affairs, changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, as compared to other companies operating in the industries in which such Person and its Subsidiaries operate.

“MLP Equity Plans” means any plans of MLP providing for the compensatory grant of awards of Common Units or awards denominated, in whole or in part, in Common Units, including the PVR GP, LLC Sixth Amended and Restated Long-Term Incentive Plan.

“MLP General Partner Interest” means the “General Partner Interest” (as defined in the MLP Partnership Agreement).

“MLP Joint Ventures” means Aqua-PVR Water Services LLC, a Delaware limited liability company, Coal Handling Solutions LLC, a Delaware limited liability company, Covington Handling LLC, a Delaware limited liability company, Kingsport Handling LLC, a Delaware limited liability company, Kingsport Services LLC, a Delaware limited liability company, Maysville Handling LLC, a Delaware limited liability company, CBC/Leon Limited Partnership, an Oklahoma limited partnership, and Leon Limited Partnership I, an Oklahoma limited partnership; provided that with respect to any reference in this Agreement to MLP causing any MLP Joint Venture to take any action, such reference shall only require MLP to cause such MLP Joint Venture to use reasonable best efforts to take such action to the extent permitted by the organizational documents and governance arrangements of such MLP Joint Venture and, to the extent applicable, its fiduciary duties in relation to such MLP Joint Venture.

“MLP Partnership Agreement” means the Fifth Amended and Restated Agreement of Limited Partnership of MLP, as amended or supplemented from time to time.

“MLP Security” means any class or series of equity interest in MLP (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in MLP), including without limitation, Common Units, Class B Units and Special Units, which are separate classes of Partnership Interests.

“NYSE” means the New York Stock Exchange.

“Parent Limited Partner” means a “Limited Partner” (as defined in the Parent Partnership Agreement).

“Parent Joint Ventures” means Ranch Westex JV LLC, a Delaware limited liability company, RIGS Haynesville Partnership Co., a Delaware general partnership, Midcontinent Express Pipeline LLC, a Delaware limited liability company, Edwards Lime Gathering LLC, a Delaware limited liability company, and Lone Star NGL LLC, a Delaware limited liability company; provided that with respect to any reference in this Agreement to Parent causing any Parent Joint Venture to take any action, such reference shall only require Parent to cause such Parent Joint Venture to take such action to the maximum extent permitted by the organizational documents and governance arrangements of such Parent Joint Venture and, to the extent applicable, its fiduciary duties in relation to such Parent Joint Venture.

“Parent Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of Parent, as amended or supplemented from time to time.

“Parent Unit” means a “Common Unit” (as defined in the Parent Partnership Agreement).

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“Partnership Interest” means an interest in MLP, which shall include the General Partner Interest and Limited Partner Interests.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Phantom Unit” means an award of phantom Common Units granted under an MLP Benefit Plan.

“PIK Unit” means any Class B Unit issued in kind as a distribution pursuant to Section 5.9(d) of the MLP Partnership Agreement.

“Restricted Unit” means an award of restricted Common Units granted under an MLP Equity Plan.

“Risk Management Policy” means the Risk Management Policy of MLP as adopted by the MLP GP Board and in effect on the date of this Agreement; provided, that the Risk Management Policy may only be amended or modified after the date of this Agreement by the MLP GP Board or a committee thereof with the prior written consent of Parent.

“SEC” means the Securities and Exchange Commission.

“Special Unit” means an MLP Security representing a fractional part of the MLP Securities of all Limited Partners and “Assignees” (as defined in the MLP Partnership Agreement), and having the rights and obligations specified with respect to Special Units in the MLP Partnership Agreement. The term “Special Unit” does not refer to a Common Unit prior to its conversion into a Common Unit pursuant to the terms of the MLP Partnership Agreement.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests or, in the case of a limited liability company, the managing member) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. For purposes of Article III, when used with respect to MLP, the term “Subsidiary” shall include the MLP Joint Ventures. For purposes of Article IV, when used with respect to Parent, the term “Subsidiary” shall include the Parent Joint Ventures.

“Superior Proposal” means a bona fide unsolicited written offer, obtained after the date of this Agreement and not in breach of Section 5.3 (other than an immaterial breach), to acquire, directly or indirectly, 80% or more of the outstanding equity securities of MLP or 80% or more of the assets of MLP and its Subsidiaries on a consolidated basis, made by a third party, which is on terms and conditions which the MLP GP Board determines in its good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to MLP’s Unitholders (in their capacity as Unitholders) from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

“Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with respect thereto.

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“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Unit Majority” means a “Unit Majority” (as defined in the MLP Partnership Agreement).

“Unitholder” means the Common Unitholders and the Class B Unitholders.

“Willful Breach” means (i) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or intentional omission undertaken by the breaching party (or, in the case of Section 5.3 with respect to MLP, the consequence of an act or omission of a Subsidiary of MLP, or of a Representative of MLP at the direction of MLP) with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of such covenant or agreement and (ii) the failure by any party to consummate the transactions contemplated hereby after all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive any such applicable conditions).

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT:

REGENCY ENERGY PARTNERS LP

By:	Regency GP LP,
its general partner

By:	Regency GP LLC,
its general partner

By:	/s/ Michael J. Bradley
	Name:	Michael J. Bradley
	Title:	President and Chief Executive Officer

PARENT GP:

REGENCY GP LP

By:	Regency GP LLC,
its general partner

By:	/s/ Michael J. Bradley
	Name:	Michael J. Bradley
	Title:	President and Chief Executive Officer

MERGER SUB:

RVP LLC

By:	Regency Gas Services LP,
its sole member

By:	Regency OLP GP LLC,
its general partner

By:	/s/ Michael J. Bradley
	Name:	Michael J. Bradley
	Title:	President

MLP:

PVR PARTNERS, L.P.

By:	PVR GP, LLC,
its general partner

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

MLP GP:

PVR GP, LLC

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex A-2

AMENDMENT NO. 1

to

AGREEMENT AND PLAN OF MERGER

among

REGENCY ENERGY PARTNERS LP,

REGENCY GP LP,

RVP LLC,

PVR PARTNERS, L.P.

and

PVR GP, LLC

Amendment dated as of November 7, 2013

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AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1, dated as of November 7, 2013 (this “Amendment”), to the Agreement and Plan of Merger, dated as of October 9, 2013 (the “Original Agreement”), is by and among PVR Partners, L.P., a Delaware limited partnership (“MLP”), PVR GP, LLC, a Delaware limited liability company and the general partner of MLP (“MLP GP”), Regency Energy Partners LP, a Delaware limited partnership (“Parent”), Regency GP LP, a Delaware limited partnership and the general partner of Parent (“Parent GP”) and RVP LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“RVP”).

W I T N E S S E T H:

WHEREAS, the parties to the Original Agreement desire to amend certain terms of the Original Agreement as set forth in this Amendment;

WHEREAS, Parent has determined that, in connection with the Merger contemplated by this Amendment, no vote of the limited partners of Parent is required;

WHEREAS, Parent has determined that this Amendment will facilitate Parent’s financing and other purposes; and

WHEREAS, all capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Amendment, and intending to be legally bound, the parties agree as follows:

1. Amendment to Section 1.1. Section 1.1 of the Original Agreement shall be amended and restated as follows:

“Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA, at the Effective Time, MLP shall be merged with and into Parent (the “Merger”), the separate limited partnership existence of MLP will cease, and Parent will continue its existence as a limited partnership under Delaware law as the surviving entity in the Merger (the “Surviving Entity”).”

2. Amendment to Sections 1.3 and 1.4. The first sentence of Section 1.3 and Section 1.4 of the Original Agreement shall be amended by deleting the words “and the DLLCA”.

3. Amendment to Section 1.5.

(a) Section 1.5(a) of the Original Agreement shall be amended by replacing the word “MLP” with the word “Parent”.

(b) Section 1.5(b) of the Original Agreement shall be amended and restated as follows:

“(b) At the Effective Time, the Parent Partnership Agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the agreement of limited partnership of the Surviving Entity from and after the Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8.”

4. Amendment to Section 2.1.

(a) The introductory clause to Section 2.1 of the Original Agreement shall be amended by deleting the words “, Merger Sub” and “or Merger Sub”.

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(b) Section 2.1(b) of the Original Agreement shall be amended and restated as follows:

“(b) Partnership Interests of the Surviving Entity. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the partnership interests in Parent which had been issued and outstanding immediately prior to the Effective Time shall be unchanged and remain outstanding.”

(c) Section 2.1(c) of the Original Agreement shall be amended and restated as follows:

“(c) Cancellation of MLP-Owned Units, Parent-Owned Units and the MLP General Partner Interest. Any MLP Securities that are owned immediately prior to the Effective Time by MLP or any Subsidiary of MLP, any MLP Securities owned immediately prior to the Effective Time by Parent or any Subsidiary of Parent and the MLP General Partner Interest, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled MLP Securities or the MLP General Partner Interest.”

5. Amendment to Section 2.2. Section 2.2 of the Original Agreement shall be amended by deleting all instances of the words “, Merger Sub”.

6. Amendment to Section 3.9. The third sentence of Section 3.9 of the Original Agreement shall be amended by deleting the words “or Merger Sub”.

7. Amendment to Section 3.14(a)(vi). Section 3.14(a)(vi) of the Original Agreement shall be amended by replacing the words “(including the Surviving Entity and its Subsidiaries)” with the words “(including MLP’s Subsidiaries)”.

8. Amendment to Section 3.22. Section 3.22 of the Original Agreement shall be amended by deleting all references to “Merger Sub”.

9. Amendment to Section 4.2. Section 4.2 of the Original Agreement shall be amended by deleting Section 4.2(d) in its entirety.

10 Amendment to Section 4.3.

(a) The second sentence of Section 4.3(a) of the Original Agreement shall be amended by deleting the words “by Merger Sub and Parent, as the sole managing member of Merger Sub, and”.

(b) Section 4.3 of the Original Agreement shall be amended by deleting Section 4.3(c) in its entirety and replaced with the word “Reserved”.

11. Amendment to Section 4.16. Section 4.16 of the Original Agreement shall be amended and restated as follows:

“Parent has (and at the Effective Time will have) available to it all funds necessary to consummate the Merger and to pay all cash amounts required to be paid in connection with the Merger, including the aggregate Cash Consideration.”

12. Amendment to Section 5.8.

(a) Section 5.8(b) of the Original Agreement shall be amended and restated as follows:

“(b) From and after the Effective Time, solely to the extent that MLP or any applicable Subsidiary would be permitted to indemnify an Indemnified Person, Parent agrees to (i) indemnify and hold harmless against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any Proceeding, and provide advancement of expenses to, all Indemnified Persons to the fullest extent permitted under applicable Law and (ii) honor the provisions regarding elimination of liability of directors, indemnification of

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officers, directors and employees and advancement of expenses contained in the MLP Charter Documents and comparable governing instruments of any Subsidiary of MLP immediately prior to the Effective Time and ensure that the organizational documents of the Surviving Entity shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and agents of MLP and its Subsidiaries than are presently set forth in the MLP Charter Documents (it being acknowledged and agreed that the provisions of the Parent Charter Documents currently in effect are no less favorable with respect to indemnification, advancement of expenses and exculpation of such Persons than are presently set forth in the MLP Charter Documents). Any right of indemnification of an Indemnified Person pursuant to this Section 5.8(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.”

(b) The first sentence of Section 5.8(c) of the Original Agreement shall be amended by replacing the words “Parent shall cause the Surviving Entity to, and the Surviving Entity shall, maintain” with the words “The Surviving Entity shall maintain”.

(c) The first sentence of Section 5.8(d) of the Original Agreement shall be amended by deleting the words “or the DLLCA”.

(d) The last sentence of Section 5.8(d) of the Original Agreement shall be amended and restated as follows:

“If the Surviving Entity, or any of its successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of the Surviving Entity shall assume the obligations of the Surviving Entity set forth in this Section 5.8.”

13. Amendment to Section 5.13(a). The last sentence of Section 5.13(a) of the Original Agreement shall be amended and restated as follows:

“For a period of one year following the Effective Time (the “Continuation Period”), the Surviving Entity shall provide, or shall cause to be provided, to each employee of MLP or any of its Subsidiaries as of immediately prior to the Effective Time (the “MLP Employees”), for so long as such MLP Employee remains an employee of the Surviving Entity or any of its Affiliates during the Continuation Period, (i) base salary or regularly hourly wage which is the same as or no less favorable than that provided to such MLP Employee immediately before the Effective Time and (ii) eligibility to participate in the employee benefit plans (including cash incentive compensation plans) sponsored or maintained by Parent Managing GP or its Subsidiaries on the same basis as such eligibility to participate is provided to similarly situated employees of Parent Managing GP or its Subsidiaries.”

14. Amendment to Section 6.2. Section 6.2 of the Original Agreement shall be amended by deleting all instances of the words “and Merger Sub”.

15. Amendment to Section 6.3(a). The first sentence of Section 6.3(a) of the Original Agreement shall be amended by deleting the reference to “Section 4.3(c)”.

16. Amendment to Section 7.3(f). Section 7.3(f) shall be amended by replacing the words “incurred by Parent, Merger Sub and their respective Affiliates” with the words “incurred by Parent and its Affiliates”.

17. Amendment to Section 8.4. The first sentence of Section 8.4 of the Original Agreement shall be amended by deleting the words “, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent, Parent GP or Merger Sub of any of its obligations hereunder”.

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18. Amendment to Section 8.9. Section 8.9 of the Original Agreement shall be amended to delete all references to “Merger Sub”.

19. Amendment to Section 8.13. Section 8.13 shall be amended by deleting the term “DLLCA” and the definition thereof and inserting in alphabetical order the following definition: “Parent Entities” means Parent and Parent GP.”

20. Representations and Warranties. Each of the parties hereby represents and warrants to the other parties that such party has all necessary power and authority to execute and deliver this Amendment and to consummate the transactions contemplated hereby. The execution, delivery and performance by such party of this Amendment, and the consummation of the transactions contemplated hereby, have been duly authorized and approved, and no other entity action on the part of such party is necessary to authorize the execution, delivery and performance by such party of this Amendment and the consummation of the transactions contemplated hereby. This Amendment has been duly executed and delivered by such party and, assuming due authorization, execution and delivery of this Amendment by the other parties hereto, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

21. Remainder of the Original Agreement. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Original Agreement, all of which shall continue to be in full force and effect. Unless the context otherwise requires, after the execution and delivery hereof, any reference to the Agreement shall mean the Original Agreement as amended hereby.

22. Interpretation. The provisions of Article VIII of the Original Agreement shall apply mutatis mutandis to this Amendment.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

PARENT:

REGENCY ENERGY PARTNERS LP

By:	Regency GP LP,
its general partner

By:	Regency GP LLC,
its general partner

By:	/s/ Michael J. Bradley
Name:	Michael J. Bradley
Title:	President and Chief Executive Officer

PARENT GP:

REGENCY GP LP

By:	Regency GP LLC,
its general partner

By:	/s/ Michael J. Bradley
Name:	Michael J. Bradley
Title:	President and Chief Executive Officer

RVP:

RVP LLC

By:	Regency Gas Services LP,
its sole member

By:	Regency MLP GP LLC,
its general partner

By:	/s/ Michael J. Bradley
Name:	Michael J. Bradley
Title:	President

[SIGNATURE PAGE TO AMENDMENT NO.1 TO

AGREEMENT AND PLAN OF MERGER]

MLP:

PVR PARTNERS, L.P.

By:	PVR GP, LLC,
its general partner

By:	/s/ Bruce D. Davis, Jr.
Name:	Bruce D. Davis, Jr.
Title:	Executive Vice President and General Counsel

MLP GP:

PVR GP, LLC

By:	/s/ Bruce D. Davis, Jr.
Name:	Bruce D. Davis, Jr.
Title:	Executive Vice President and General Counsel

[SIGNATURE PAGE TO AMENDMENT NO.1 TO

AGREEMENT AND PLAN OF MERGER]

Annex B

October 9, 2013

The Board of Directors of PVR GP, LLC,

the general partner of PVR Partners, L.P.,

Five Radnor Corporate Center, Suite 500

100 Matsonford Road

Radnor, PA 19087

Members of the Board of Directors:

We understand that PVR Partners, L.P., a Delaware limited partnership (the “Partnership”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) among the Partnership, PVR GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Regency Energy Partners LP, a Delaware limited partnership (“RGP”), Regency GP LP, a Delaware limited partnership and the general partner of RGP (“RGP GP”), and RVP, LLC, a Delaware limited liability company (“Merger Sub”), pursuant to which, and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into the Partnership with the Partnership surviving the merger (the “Merger”). In the Merger, each outstanding Common Unit (as defined in the Merger Agreement) (the “Partnership Common Units”) of the Partnership and each outstanding Class B Unit (as defined in the Merger Agreement) (the “Class B Units” and, together with the Partnership Common Units, the “Partnership Units”) of the Partnership shall be converted into the right to receive $40 million in cash and 1.020 Common Units (as defined in the Amended and Restated Agreement of Limited Partnership of RGP) (the “Parent Common Units”) of RGP (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of the General Partner (the “Board”) has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Partnership Common Units (other than affiliates of the Partnership).

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly-available financial and operating data relating to the Partnership and RGP that we deemed relevant;

(ii)	reviewed publicly-available research analyst estimates for the Partnership’s and RGP’s future financial performance on a standalone basis;

(iii)	reviewed certain non-public projected financial and operating data relating to the Partnership prepared and furnished to us by management of the Partnership;

(iv)	discussed the past and current operations, financial projections and current financial condition of the Partnership with management of the Partnership (including management’s views of the risks and uncertainties of achieving such projections);

(v)	reviewed certain non-public projected financial and operating data relating to RGP prepared and furnished to us by management of RGP and adjusted by management of the Partnership;

(vi)	reviewed the past and current operations, financial projections and current financial condition of RGP with management of the Partnership;

(vii)	reviewed the dynamics of each of the markets in which the Partnership and RGP participates with management of the Partnership;

(viii)	reviewed the reported prices and the historical trading activity of the Partnership Common Units and Parent Common Units;

The Board of Directors of PVR GP, LLC

October 9, 2013

(ix)	compared the financial performance of the Partnership and certain of its market trading metrics with those of certain other publicly-traded entities that we deemed relevant;

(x)	compared the financial performance of RGP and certain of its market trading metrics with those of certain other publicly-traded entities that we deemed relevant;

(xi)	compared the proposed financial terms of the Merger with publicly-available financial terms of certain transactions that we deemed relevant;

(xii)	compared the relative contribution by each of RGP and the Partnership of certain financial metrics we deemed relevant to the pro forma entity with the relative ownership as implied by the Merger Consideration;

(xiii)	reviewed the pro forma financial impact to certain financial metrics that we deemed relevant as a result of the Merger based on a combination of certain financial performance scenarios including synergies as provided by management of RGP and the Partnership;

(xiv)	reviewed the RGP Management Presentation dated September 9, 2013, prepared for the Partnership by RGP management;

(xv)	reviewed a draft of the Merger Agreement dated October 9, 2013;

(xvi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial and operating data relating to the Partnership and RGP, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of the Partnership and RGP as to the future financial performance of the Partnership and RGP, as applicable, under the assumptions stated therein. We express no view as to the projected financial and operating data or any judgments, estimates or assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of the Partnership as to the future financial and operating performance of the Partnership and RGP and we have assumed that the Partnership will realize the synergies and benefits that it expects to realize from the Merger.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement (in the draft form reviewed by us) are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership or RGP or the consummation of the Merger or materially reduce the benefits of the Merger to the Partnership or RGP. We have assumed the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed by us.

We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities of the Partnership or RGP, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Partnership or RGP under any state or federal laws relating to

The Board of Directors of PVR GP, LLC

October 9, 2013

bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, monetary, market, regulatory and other conditions and circumstances as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Merger Consideration, from a financial point of view, as of the date hereof, to the holders of Partnership Common Units (other than affiliates of the Partnership). We do not express any view on, and our opinion does not address, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other securities, or any creditors or other constituencies, of the Partnership, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership or any of the other parties to the Merger Agreement, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have assumed that any modification to the structure of the Merger will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Partnership, nor does it address the underlying business decision of the Partnership to engage in the Merger. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Partnership Units or any business combination or other extraordinary transaction involving the Partnership. This letter, and our opinion, does not constitute a recommendation to the Board or to any other persons in respect of the Merger. We express no opinion herein as to the price at which Partnership Units or the Parent Common Units will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the management of the Partnership and their advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Partnership has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. In 2011 and 2012, we provided financial advisory services to a Special Committee of the Board of Directors of Southern Union Company with respect to the merger of Southern Union Company with a subsidiary of Energy Transfer Equity, L.P. for which we received a fee and reimbursement of certain out-of-pocket expenses. In 2012, we provided financial advisory services to a Conflicts Committee of the Board of Directors of Energy Transfer Partners, L.P. with respect to the formation of ETP Holdco Corporation for which we received a fee and reimbursement of out-of-pocket expenses. In 2012 and 2013, we provided financial advisory services to RGP GP with respect to acquisition of the ownership interests in Southern Union Gas Services held directly or indirectly by Southern Union Company and Energy Transfer Equity L.P., for which we received a fee and reimbursement of out-of-pocket expenses, and, in 2012, we were engaged to provide financial advisory services to RGP with respect to matters unrelated to this Merger.

Evercore and its affiliates engage in a wide range of activities for their own accounts and the accounts of customers. In connection with these businesses or otherwise, Evercore and its affiliates and/or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products relating to the Partnership, RGP and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein, is addressed to, and is solely for the information and benefit of, the Board in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

The Board of Directors of PVR GP, LLC

October 9, 2013

This letter, and the opinion expressed herein, may not be disclosed, quoted, referred to or communicated (in whole or in part) to, or relied upon by, any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance, except that the Partnership may reproduce a copy of this opinion in full in any document related to the Merger that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Partnership to its unitholders, provided, however, that all references to Evercore or this opinion in any such document and any description or inclusion of this opinion and advice or related analysis therein shall be subject to our prior written consent with respect to form and substance.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Partnership Common Units (other than affiliates of the Partnership).

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Raymond B. Strong
Raymond B. Strong
Senior Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors.

Regency Energy Partners LP

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We may purchase insurance for liabilities asserted against, and expenses incurred by, persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Reference is made to the Exhibit Index following the signature page hereof, which Exhibit Index is hereby incorporated into this Item.

(b)	Financial Statement Schedules.

Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto incorporated by reference in the proxy statement/prospectus that forms a part of this registration statement.

(c)	Opinions.

The opinion of Evercore Group, L.L.C., financial advisor to PVR GP’s board of directors, is attached as Annex B to the proxy statement/prospectus that forms a part of this registration statement.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the

Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on November 7, 2013.

REGENCY ENERGY PARTNERS LP

By:	Regency GP LP, its general partner

By:	Regency GP LLC, its general partner

By:	/s/ MICHAEL J. BRADLEY
Name: Michael J. Bradley
Title: President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael J. Bradley and Thomas E. Long, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement, or amendment thereto, has been signed by the following persons in the capacities indicated on November 7, 2013.

Signature	Title

/s/ MICHAEL J. BRADLEY Michael J. Bradley	President, Chief Executive Officer and Director of Regency GP LLC, the general partner of Regency GP LP, the general partner of Regency Energy Partners LP (Principal Executive Officer)

/s/ THOMAS E. LONG Thomas E. Long	Executive Vice President and Chief Financial Officer of Regency GP LLC, the general partner of Regency GP LP, the general partner of Regency Energy Partners LP (Principal Financial Officer)

/s/ A. TROY STURROCK A. Troy Sturrock	Vice President, Controller of Regency GP LLC, the general partner of Regency GP LP, the general partner of Regency Energy Partners LP (Principal Accounting Officer)

/s/ JAMES W. BRYANT James W. Bryant	Director of Regency GP LLC, the general partner of Regency GP LP, the general partner of Regency Energy Partners LP

/s/ RODNEY L. GRAY Rodney L. Gray	Director of Regency GP LLC, the general partner of Regency GP LP, the general partner of Regency Energy Partners LP

/s/ JOHN D. HARKEY, JR. John D. Harkey, Jr.	Director of Regency GP LLC, the general partner of Regency GP LP, the general partner of Regency Energy Partners LP

/s/ JOHN W. MCREYNOLDS John W. McReynolds	Director of Regency GP LLC, the general partner of Regency GP LP, the general partner of Regency Energy Partners LP

EXHIBIT INDEX

Exhibit Number		Description of Exhibit

2.1*	—	Agreement and Plan of Merger, dated as of October 9, 2013, by and among Regency Energy Partners LP, RVP LLC, Regency GP LP, PVR Partners, L.P. and PVR GP, LLC. (included as Annex A-1 to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference). Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K.

2.2*	—	Amendment No. 1, dated as of November 7, 2013, to Agreement and Plan of Merger (included as Annex A-2 to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

3.1	—	Certificate of Limited Partnership of Regency Energy Partners LP (incorporated by reference to Regency’s registration statement on Form S-1 (No. 333-128332)).

3.2	—	Form of Amended and Restated Limited Partnership Agreement of Regency Energy Partners LP (included as Appendix A to the Prospectus and including specimen unit certificate for the common units) (incorporated by reference to Regency’s registration statement on Form S-1 (No. 333-128332)).

3.2.1	—	Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated August 15, 2006).

3.2.2	—	Amendment No. 2 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated September 22, 2006).

3.2.3	—	Amendment No. 3 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated January 8, 2008).

3.2.4	—	Amendment No. 4 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated January 16, 2008).

3.2.5	—	Amendment No. 5 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated August 28, 2008).

3.2.6	—	Amendment No. 6 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated February 27, 2009).

3.2.7	—	Amendment No. 7 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated September 4, 2009).

3.2.8	—	Amendment No. 8 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated April 24, 2013).

3.3	—	Certificate of Formation of Regency GP LLC (incorporated by reference to Regency’s registration statement on Form S-1 (No. 333-128332)).

3.4	—	Form of Amended and Restated Limited Liability Company Agreement of Regency GP LLC (incorporated by reference to Regency’s registration statement on Form S-1 (No. 333-128332)).

3.4.1	—	First Amendment to Amended and Restated Limited Liability Company Agreement of Regency GP LLC (incorporated by reference to Regency’s (File No. 001-35262) Annual Report on Form 10-K for the year ended December 31, 2009).

3.4.2	—	Second Amendment to Amended and Restated Limited Liability Company Agreement of Regency GP LLC (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated August 10, 2010).

3.4.3	—	Third Amendment to Amended and Restated Limited Liability Company Agreement of Regency GP LLC (incorporated by reference to Regency’s (File No. 001-35262) Current Report on Form 8-K dated January 6, 2011).

3.5	—	Certificate of Limited Partnership of Regency GP LP (incorporated by reference to Regency’s registration statement on Form S-1 (No. 333-128332)).

3.6	—	Form of Amended and Restated Limited Partnership Agreement of Regency GP LP (incorporated by reference to Regency’s registration statement on Form S-1 (No. 333-128332)).

4.1	—	Form of Common Unit Certificate (incorporated by reference to Regency’s registration statement on Form S-1 (No. 333-128332)).

5.1**	—	Opinion of Baker Botts L.L.P. as to the legality of the securities being offered.

8.1**	—	Opinion of Baker Botts L.L.P. as to certain tax matters.

8.2**	—	Opinion of Vinson & Elkins L.L.P. as to certain tax matters.

21.1	—	List of subsidiaries of Regency Energy Partners LP (incorporated by reference to Regency’s (File No. 001-35262) Annual Report on Form 10-K for the year ended December 31, 2012).

23.1*	—	Consent of Grant Thornton LLP (Regency Energy Partners LP).

23.2*	—	Consent of KPMG LLP (Regency Energy Partners LP).

23.3*	—	Consent of Grant Thornton LLP (RIGS Haynesville Partnership Co.).

23.4*	—	Consent of KPMG LLP (RIGS Haynesville Partnership Co.).

23.5*	—	Consent of PricewaterhouseCoopers LLP (Midcontinent Express Pipeline LLC).

23.6*	—	Consent of Grant Thornton LLP (Lone Star NGL LLC).

23.7*	—	Consent of Ernst & Young LLP (LDH Energy Asset Holdings LLC).

23.8*	—	Consent of Grant Thornton LLP (Southern Union Gathering Company, LLC).

23.9*	—	Consent of KPMG LLP (PVR Partners, L.P.).

23.10*	—	Consent of Grant Thornton LLP (Chief Gathering LLC).

23.11**	—	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

23.12**	—	Consent of Baker Botts L.L.P. (included in Exhibit 8.1).

23.13**	—	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.2).

24.1*	—	Powers of attorney (included on the signature page hereto).

99.1*	—	Consent of Evercore Group, L.L.C.

99.2**	—	Form of Proxy Card for PVR Partners, L.P. Special Meeting.

*	Filed herewith.
**	To be filed by amendment.